As filed with the Securities and Exchange Commission on April 28, 2005

Registration No. 333-123383

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

AMENDMENT NO. 1

TO

FORM S-4

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

HORIZON PCS, INC.
(Exact name of registrant as specified in its charter)
(For co-registrants, please see “Co-Registrant Information” on the following page)

Delaware	4812	31-1707839
(State of Incorporation)	(Primary Standard Industrial	(I.R.S. Employer Identification No.)
	Classification Code Number)

68 East Main Street
Chillicothe, Ohio 45601-0480
(740) 772-8200
(Address, including zip code and telephone number, including area code, of registrant’s principal executive offices)

Mr. William A. McKell
President and Chief Executive Officer
Horizon PCS, Inc.
68 East Main Street
Chillicothe, Ohio 45601-0480
(740) 772-8200
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies To:

Patrick J. Dooley
Stephen E. Older
Akin Gump Strauss Hauer & Feld LLP
590 Madison Avenue
New York, New York 10022-2524
(212) 872-1000

     Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of the Registration Statement.

     If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. ☐

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

     If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

The Co-registrants hereby amend this Registration Statement on such date or dates as may be necessary to delay its effective date until the Co-registrants shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

CO-REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

Horizon Personal Communications, Inc.
Bright Personal Communications Services, LLC

(Exact name of co-registrants as specified in their charters)

Ohio	4812	31-0802877
(State of Incorporation)	(Primary Standard Industrial	34-1903266
	Classification Code Number)	(I.R.S. Employer Identification No.)

68 East Main Street
Chillicothe, Ohio 45601-0480
(740) 772-8200
(Address, including zip code and telephone number, including area code, of the co-registrants’ principal executive offices)

Mr. William A. McKell
President and Chief Executive Officer
Horizon PCS, Inc.
68 East Main Street
Chillicothe, Ohio 45601-0480
(740) 772-8200
(Name, address, including zip code, and telephone number, including area code, of agent for service for each of the co-registrants)

Copies To:

Patrick J. Dooley
Stephen E. Older
Akin Gump Strauss Hauer & Feld LLP
590 Madison Avenue
New York, New York 10022-2524
(212) 872-1000

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion, dated April 28, 2005

PROSPECTUS

$125,000,000

Horizon PCS, Inc.
(as successor by merger to Horizon PCS Escrow Company)

OFFER TO EXCHANGE
Any and All of its Outstanding 11 3/8% Senior Notes due 2012
For Registered 11 3/8% Senior Notes due 2012

The Exchange Offer

-	The exchange offer will expire at 5:00 p.m., New York City time, on May 31, 2005, unless extended.

-	The exchange offer is subject to the condition that the exchange offer not violate applicable law or any applicable interpretation of the staff of the Securities and Exchange Commission.

-	You may withdraw tenders of outstanding notes at any time before the exchange offer expires.

-	We will exchange all outstanding notes that are validly tendered and not withdrawn before the exchange offer expires for an equal principal amount of registered notes. We will issue the registered notes promptly after the exchange offer expires.

-	We believe that the exchange of outstanding notes will not be a taxable event for United States federal income tax purposes.

-	We will not receive any proceeds from the exchange offer.

-	The registered notes will not be listed on any securities exchange.

Registered Notes

-	The terms of the registered notes to be issued in the exchange offer are substantially identical to the outstanding notes, except that we have registered the registered notes with the Securities and Exchange Commission. In addition, the registered notes will not be subject to the transfer restrictions applicable to the outstanding notes.

-	The registered notes, together with any outstanding notes not exchanged in the exchange offer, will constitute a single class of debt securities under the indenture.

-	Interest on the registered notes will accrue from the date of original issuance, or from the most recent date interest has been paid, and is payable semi-annually on January 15 and July 15, beginning on January 15, 2005.

-	Each broker-dealer that receives the registered notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of the registered notes. The letter of transmittal states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of the registered notes received in exchange for outstanding notes where the outstanding notes were acquired by the broker-dealer as a result of market-making activities or other trading activities. We have agreed that for a period of 180 days after the expiration of the exchange offer, we will make this prospectus available to any broker-dealer for use in connection with any such resale. See “Plan of Distribution.”

-	The notes will mature on July 15, 2012.

               Before participating in the exchange offer, please refer to the section in this prospectus entitled “Risk Factors” beginning on page 15.

               Neither the SEC nor any state securities commission has approved or disapproved of the registered notes or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The Date of this Prospectus is April *, 2005

  i

PROSPECTUS SUMMARY

     This summary highlights information that we believe is especially important concerning our business and the exchange offer. It does not contain all of the information that may be important to your investment decision. You should read the entire prospectus, including “Risk Factors” and our financial statements and related notes, before deciding to participate in the exchange offer.

WHO WE ARE

     We are a Sprint PCS Affiliate with the exclusive right to provide digital wireless personal communications services, or PCS, under the Sprint brand name to a total population of approximately 7.4 million in our licensed territory. Our territory is generally located between Sprint PCS’ Chicago, New York and Knoxville markets and connects 12 major Sprint PCS markets. We offer national and local calling plans designed by Sprint PCS. As a Sprint PCS Affiliate, we market Sprint PCS products and services through a number of distribution outlets located in our territory, including our own retail stores, major national distributors such as RadioShack and Best Buy, and our local third-party distributors. At December 31, 2004, our licensed territory had a total population of approximately 7.4 million residents, of which our wireless network covered approximately 5.4 million residents. This estimate is based upon estimates of 2000 population counts compiled by the U.S. Census Bureau, adjusted by population growth rates provided to us by Sprint. At December 31, 2004, we had approximately 183,100 subscribers in all our markets.

     We own and are responsible for building, operating and managing our portion of the Sprint PCS network located in our territory. Sprint PCS, along with the Sprint PCS Affiliates, operates one of the largest 100% digital, nationwide wireless networks in the United States. Our portion of the Sprint PCS network is designed to offer a seamless connection with the rest of the nationwide wireless network of Sprint PCS. Like Sprint PCS, we utilize code division multiple access, or CDMA, technology across our territory. We are in compliance with applicable Sprint PCS build-out requirements for our networks. We do not own any of the FCC licenses that we use to operate our wireless network and our operations and revenues are substantially dependent on the continuation of our affiliation with Sprint PCS. Additionally, our affiliation agreements with Sprint PCS give Sprint PCS a substantial amount of control over factors that significantly affect the conduct of our business.

     For the period from October 1, 2004 to December 31, 2004, we had total revenue of $45.2 million and a net loss of $24.0 million.

     Horizon PCS, Inc. was formed in 2000 as the holding company of Horizon Personal Communications, Inc. and Bright Personal Communications Services, LLC, both of which are the parties to our affiliation agreements with Sprint PCS.

Merger Agreement with iPCS, Inc.

     On March 17, 2005, we entered into an Agreement and Plan of Merger with iPCS, Inc. (“iPCS”), another Sprint PCS Affiliate, pursuant to which we will be merged with and into iPCS. Pursuant to the merger, each issued and outstanding share of our common stock will be converted into 0.7725 shares of common stock of iPCS, subject to adjustment for certain increases or decreases in the outstanding number of shares or options of Horizon PCS or iPCS, unless the holder exercises its appraisal rights under the General Corporation Law of the State of Delaware. Outstanding options to purchase our common stock will be converted into options to purchase common stock of iPCS. The new options will have the same terms and conditions as the old options, except that the number of shares of iPCS common stock for which the options may be exercised and the exercise price of such options will be adjusted based upon the exchange ratio. For accounting purposes, iPCS will be the acquirer.

     If the merger is consummated, the board of directors of iPCS will consist of three members of our board of directors, three members of the board of directors of iPCS and Timothy M. Yager, currently chief executive officer of iPCS.

     The merger is subject to approval by the holders of a majority of the shares of our common stock and approval by the holders of a majority of the shares of iPCS common stock. Horizon PCS has entered into support agreements with iPCS stockholders that, as of March 29, 2005, beneficially own approximately 52% of the issued and outstanding shares of iPCS common stock. Unless the support agreements are terminated pursuant to their terms, these stockholders have agreed to vote all, or in certain instances, some, of their iPCS shares at any meeting of iPCS stockholders in favor of adoption of the merger agreement and the other transactions contemplated by the merger agreement, and against any competing proposal. iPCS has entered into support agreements with Horizon PCS stockholders that, as of March 29, 2005, beneficially own approximately 47% of the issued and outstanding shares of Horizon PCS common stock. Unless the support agreements are terminated pursuant to their terms, these stockholders have agreed to vote all, or, in certain instances, some, of their Horizon PCS shares at any meeting of Horizon PCS stockholders or on every action by written consent of Horizon PCS stockholders, in favor of adoption of the merger agreement and the other transactions contemplated by the merger agreement, and against any competing proposal.

     In addition, the merger is subject to the clearance or expiration of the applicable waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (the “HSR Act”), Federal Communications Commission approval and the satisfaction of other customary closing conditions. We have been notified that the Federal Trade Commission has granted early termination of the waiting period under the HSR Act.

     The merger agreement may be terminated under certain circumstances, including if we or iPCS receive and decide to accept an unsolicited, superior offer. The merger is expected to occur during the summer of 2005.

     If the merger is consummated, the senior notes will become the direct obligations of iPCS. As of April 28, 2005, assuming the merger had been consummated on such date, iPCS, as the surviving company, would have had $290.0 million of indebtedness for borrowed money.

     The indenture governing our senior notes permits us to merge into another Sprint PCS Affiliate and thus, the contemplated merger between us and iPCS is not deemed to be a change of control under the indenture.

The Reorganization

     We sustained a net loss of $176.9 million for the fiscal year ended December 31, 2002, and, on August 15, 2003, we and our wholly owned subsidiaries, Horizon Personal Communications, Inc. and Bright Personal Communications Services LLC, filed voluntary petitions with the United States Bankruptcy Court for the Southern District of Ohio seeking relief from our creditors pursuant to Chapter 11 of the Bankruptcy Code. Our decision to file was based on a combination of factors including weakness in the wireless telecommunications industry and the economy generally and increased operating losses that we believe were caused in part by actions of Sprint PCS. We believe actions by Sprint PCS made it difficult for us to comply with our debt service obligations, which resulted in a covenant default under our senior secured credit facility and the subsequent acceleration of the indebtedness under our senior secured credit facility. As a result, we filed for Chapter 11 protection in order to preserve, protect and maximize assets while restructuring our business and financial obligations and addressing issues with Sprint PCS. In connection with our bankruptcy filing, we filed a complaint against Sprint Corporation and certain of its affiliates alleging several claims, including a claim that Sprint PCS breached its affiliation agreements with us.

     On June 1, 2004, the Bankruptcy Court authorized the offering of $125.0 million aggregate principal amount of our 11 3/8% Senior Notes due 2012, which we refer to as the “outstanding notes.” Our subsidiary, Horizon PCS Escrow Company, completed the private offering of the outstanding notes on July 8, 2004. Horizon PCS Escrow Company was a recently formed, wholly owned, indirect subsidiary of Horizon PCS, Inc., created solely to issue the outstanding notes and to merge with and into us upon consummation of the transactions provided for in our confirmed Plan of Reorganization. In connection with the reorganization, Horizon PCS Escrow Company was merged into Horizon PCS, Inc., and the outstanding notes became our unsecured senior obligations and are guaranteed by all of our subsidiaries.

     On June 27, 2004, we filed our Plan of Reorganization with the Bankruptcy Court. We amended our Plan of Reorganization on August 12, 2004 and September 20, 2004. The Plan of Reorganization included a classification of claims against us and specified how each class of claims would be treated upon confirmation of the Plan of Reorganization.

     On September 21, 2004, the Bankruptcy Court confirmed the amended Plan of Reorganization and it became effective on October 1, 2004.

     Our bankruptcy permitted us to implement a series of network cost savings initiatives. We changed the architecture of our network to make our backhaul network more efficient; we consolidated our traffic onto fewer circuits and rejected unnecessary circuit leases; and we rejected leases for on-site back-up generators and unlaunched tower sites that we believed were unnecessary.

     For a description of our Plan of Reorganization, see “The Reorganization.”

The Sprint Transaction

     Prior to June 15, 2004, we provided service in most of our former Virginia and West Virginia markets through a network services agreement with Virginia PCS Alliance, L.C. and West Virginia PCS Alliance, L.C. (collectively doing business as “NTELOS”). Under this agreement, we were entitled to use NTELOS’ wireless network and equipment to provide services to our subscribers in these markets. We paid NTELOS usage charges based on our subscribers’ use of the NTELOS network. The operation of our NTELOS markets in Virginia and West Virginia generated substantial operating losses as a result of the amounts that we pay Sprint PCS under our affiliation agreements and the amounts that we paid NTELOS under our network services agreement.

     On May 12, 2004, we executed two related agreements with Sprint PCS, which pertained to the sale of most of our assets in our NTELOS markets to Sprint PCS, the termination of our contractual relationship with Sprint PCS in our NTELOS markets in Virginia and West Virginia and the settlement of existing litigation and billing disputes between Sprint PCS and us. On June 1, 2004, the Bankruptcy Court approved the transactions and the related agreements, and on June 15, 2004, the parties closed the Sprint Transaction.

     Under an asset purchase agreement, Sprint PCS paid us approximately $33.0 million, net of our payment of $4.0 million to settle disputed charges, to acquire our economic interests in approximately 92,500 subscribers in our NTELOS markets in Virginia and West Virginia. In addition, under the agreement we transferred to Sprint PCS seven retail store leases and related store assets in these markets, with a net book value of approximately $1.6 million. At the closing, Sprint PCS assumed responsibility for the marketing, sales and distribution of Sprint PCS products and services in these areas. Pursuant to a motion we filed with the Bankruptcy Court, we rejected our network service agreement with NTELOS, effective upon the closing of the Sprint Transaction.

     We also signed a related settlement agreement and mutual release with Sprint, which resulted in a dismissal of the litigation brought by us against Sprint in August 2003 and the settlement of a series of billing disputes raised by us since May 2003. In our lawsuit against Sprint, we alleged that Sprint PCS had breached our affiliation agreements, generally with respect to amounts billed to us under those agreements. We also alleged breaches of fiduciary duties, violations of federal and state statutes and other claims. With respect to our billing disputes, we had disputed charges for services rendered by Sprint PCS from May 2003 through the date of our settlement agreements. Under the settlement agreement and mutual release, Sprint PCS released us from all of its claims for these charges in return for the payment by us of $4.0 million, and we released Sprint from all of our claims against it. The settlement also resulted in the forgiveness of $16.2 million of amounts owed to Sprint, offset by our forgiveness of $5.5 million of receivables from Sprint PCS.

Fresh-Start Accounting

     Pursuant to American Institute of Certified Public Accountants, or “AICPA,” Statement of Position 90-7, “Financial Reporting by Entities in Reorganization under the Bankruptcy Code,” or “SOP 90-7,” the accounting for the effects of the reorganization occurred once the confirmation of our Plan of Reorganization by the Bankruptcy Court became effective. The fresh-start accounting principles pursuant to SOP 90-7 required, among other things, for us to determine the value assigned to the assets of reorganized Horizon PCS, Inc. as of the effective date.

     Under fresh-start accounting, our reorganization value was allocated to our assets based on their respective fair values in conformity with the purchase method of accounting for business combinations. For financial reporting purposes, we have applied fresh-start accounting as of October 1, 2004.

Sprint/Nextel Merger

     On December 15, 2004, Sprint Corporation and Nextel Communications, Inc. announced that they had signed a merger agreement, pursuant to which Sprint Corporation and Nextel Communications, Inc. would merge and combine their operations. Nextel Communications, Inc. and an affiliated company, Nextel Partners, Inc., operate wireless telecommunications networks in portions of our service areas. Pursuant to our affiliation agreements with Sprint PCS, Sprint PCS has granted us certain exclusivity rights within our service areas. The pending merger between Sprint and Nextel and the operations of the combined company may result in a breach of the exclusivity provisions of our affiliation agreements with Sprint PCS, among others. Sprint has announced that it will pursue discussions with the Sprint PCS Affiliates directed toward a modification of our affiliation agreements as a result of the Sprint/Nextel merger. We do not know the terms of Sprint’s proposal, or whether we will ultimately reach agreement with Sprint on mutually satisfactory terms for a revised affiliation agreement. It is likely that such a revised affiliation agreement would materially change our business and operations and may result in us making significant payments to lease or acquire network assets and subscribers or to otherwise modify our network and marketing plans. There is no assurance that we will have adequate funds on hand or the ability to borrow such funds in order to acquire the network assets and subscribers or to otherwise modify our network. In addition, any borrowing would increase our existing substantial leverage. The announcement and closing of the Sprint/Nextel merger may give rise to a negative reaction by our existing and potential customers and a diminution in brand recognition or loyalty, which may have an adverse effect on our revenues. If necessary, we intend to enforce our rights, whether through seeking injunctive relief or otherwise, to the extent that Sprint PCS violates or threatens to violate the terms of our affiliation agreements with Sprint PCS. In the event that the Sprint/Nextel merger, or any other business combination involving Sprint PCS, is consummated, we may also incur significant costs associated with integrating Sprint PCS’ merger partner onto our network. In addition, the proposed Sprint/Nextel merger, or any other such business combination involving Sprint PCS, imposes a degree of uncertainty on the future of our business and operations insofar as it may lead to a change in Sprint PCS’ affiliate strategy, which may have an adverse effect on our share price and/or the value of our senior notes.

New Addendum to Affiliation Agreements with Sprint PCS

     On March 16, 2005, we entered into a new addendum to our affiliation agreements with Sprint PCS. This addendum implemented the “price simplification” provisions of similar addenda which Sprint PCS has entered into with most of the other Sprint PCS Affiliates.

     With respect to service fees under our services agreement with Sprint PCS, the new addendum consolidated support services relating to billing, customer care and other services into one back office service referred to as “CCPU Service” or “Cash Cost Per User Service,” all of which support services we had been purchasing prior to the addendum. We have agreed to continue to purchase the CCPU Services from Sprint PCS through December 31, 2006 at a monthly rate per subscriber of $7.00 for 2005 and $6.75 for 2006. Beginning on January 1, 2007, the monthly rate for the next three years for CCPU Service will be reset to a mutually acceptable amount based on the amount necessary to recover Sprint PCS’ reasonable costs for providing CCPU Services.

     The addendum also consolidates services related to subscriber activation and related fees into one category referred to in the addendum as “CPGA Service” or “Cost Per Gross Addition Service,” all of which services or costs, prior to the addendum, we have been purchasing in the case of services or bearing in the case of costs. We have agreed to continue to purchase the CPGA Services from Sprint PCS through December 31, 2006 at a monthly rate of $22.00 per gross subscriber addition in our markets. Beginning on January 1, 2007, the monthly rate for the next three years for CPGA Services will be reset to a mutually acceptable amount based on the amount necessary to recover Sprint PCS’ reasonable costs for providing CPGA Services.

     With respect to roaming charges, the addendum establishes a reciprocal roaming rate for voice subscribers within the Sprint network of $0.058 per minute through December 31, 2006. Beginning on January 1, 2007, the reciprocal roaming rate will change annually to equal 90% of Sprint PCS’ retail yield for voice usage from the prior year. With respect to several of our markets in western Pennsylvania and eastern Pennsylvania, we receive the benefit of a special reciprocal rate of $0.10 per minute. Under the addendum, this special $0.10 rate will terminate, with respect to each of these two sets of markets, on the earlier of December 31, 2011 or the first day of the calendar month which follows the first calendar quarter during which we achieve a subscriber penetration rate of at least 7% of our covered POPs.

     With respect to the weekly fee we receive from Sprint PCS based on revenues from our subscribers, the addendum changes the determination of this fee from a “collected” revenue basis to a “billed” revenue basis.

     In connection with the execution of the new addendum, we entered into a settlement agreement and mutual release with Sprint PCS, pursuant to which we and Sprint released all claims which we had against one another through the effective date of the settlement, with certain exceptions generally related to the payment of current fees by both parties under our affiliation agreements with Sprint PCS. As part of the settlement, we paid Sprint PCS approximately $700,000 in settlement of billing disputes which we had raised regarding services provided by Sprint PCS since July 2004. In addition, Sprint PCS agreed to remove the Logan, West Virginia market and the Williamson, West Virginia/Pikeville, Kentucky market from our service territory under our affiliation agreements with Sprint PCS.

Additional Information

     We are a Delaware corporation. Our principal executive offices are located at 68 East Main Street, Chillicothe, Ohio 45601-0480; and our telephone number is (740) 772-8200.

     Unless indicated otherwise, “Horizon,” “we,” “us” and “our” refers to Horizon PCS, Inc. and its subsidiaries. Horizon PCS, Inc. has no operations separate from its investment in its subsidiaries, and the subsidiaries have fully and unconditionally guaranteed the obligations under the registered notes. Accordingly, we have provided our financial information in this prospectus on a consolidated basis.

     You should rely only on the information contained in this prospectus. We have not authorized any other person to provide you with different or additional information. If anyone provides you with different or additional information, you should not rely on it. The information in this prospectus is accurate as of the date on the front cover. Our business, financial condition, results of operations and prospects may have changed since this date and may change again.

     As used herein, unless the context otherwise requires: (i) “Sprint PCS” refers to Sprint Communications Company, L.P., Sprint Spectrum L.P. and WirelessCo, L.P.; (ii) “Sprint” refers to Sprint Corporation and its affiliates; (iii) a “Sprint PCS Affiliate” is an entity whose sole or predominant business is operating (directly or through one or more subsidiaries) a personal communications service business pursuant to affiliation agreements with Sprint Spectrum L.P. and/or its affiliates or their successors; and (iv) “Sprint PCS products and services” refers to digital wireless personal communications services, including wireless voice and data services, and related retail products, including handsets, in any case, offered under the Sprint brand name.

     Statements in this prospectus regarding Sprint or Sprint PCS are derived from information contained in our affiliation agreements with Sprint PCS, periodic reports and other documents filed by Sprint with the SEC or press releases issued by Sprint or Sprint PCS.

     Market data and other statistical information used throughout this prospectus are based on independent industry publications, government publications, reports by market research firms and other published independent sources, as well as information provided to us by Sprint. Some data are also based on our good faith estimates, which estimates are derived from our review of internal surveys and independent sources, including information provided to us by Sprint and the U.S. Census Bureau. Although we believe these sources are reliable, we have not independently verified the information.

     This prospectus contains trademarks, service marks and trade names of companies and organizations other than us. Other than with respect to Sprint, our use or display of other parties’ trade names, trademarks or products is not intended to and does not imply a relationship with, or endorsement or sponsorship of us by, the trade name or trademark owners.

THE EXCHANGE OFFER

     The following is a summary of the principal terms of the exchange offer. A more detailed description is contained in this prospectus under the section entitled “The Exchange Offer.” The terms “registered notes” and “registered senior notes” refer to the 11 3/8% Senior Notes due 2012 being offered in the exchange offer. The terms “outstanding notes” and “outstanding senior notes” refer to our currently outstanding 11 3/8% Senior Notes due 2012 that are exchangeable for the registered notes. The term “indenture” refers to the indenture that applies to both the outstanding notes and the registered notes.

Registered Notes	We are offering registered 11 3/8 % senior notes due 2012 for your outstanding notes. The form and terms of the registered notes and your outstanding notes are substantially identical, except:

-	the registered notes will be registered under the Securities Act;

-	the registered notes will not bear any legends restricting transfer; and

-	except under limited circumstances, your rights under the registration rights agreement, including your right to receive liquidated damages, will terminate.

The Exchange Offer	We are offering to exchange an aggregate of $125.0 million principal amount of our registered notes for $125.0 million of our outstanding notes. Outstanding notes may be tendered in integral multiples of $1,000 principal amount. As of the date of this prospectus, $125.0 million aggregate principal amount of the outstanding notes is outstanding.

Registration Rights Agreement	Simultaneously with the sale of the outstanding notes on July 19, 2004, we entered into a registration rights agreement under which we committed to conduct the exchange offer. You are entitled under the registration rights agreement to exchange your outstanding notes for registered notes with substantially identical terms. The exchange offer is intended to satisfy these rights. After the exchange offer is complete, except as set forth in the next paragraph, you will no longer be entitled to any exchange or registration rights with respect to your outstanding notes. The registration rights agreement requires us to file a registration statement for a continuous offering in accordance with Rule 415 under the Securities Act for your benefit if:

-	we are not permitted to consummate the exchange offer because the exchange offer is not permitted by applicable law or SEC policy;

-	you are ineligible to participate in the exchange offer and indicate that you wish to have your outstanding notes registered under the Securities Act; or

-	you have acquired notes in the exchange offer to the public without delivering a prospectus and this prospectus (including any amendment or supplement thereto) is not appropriate or available for resales by you.

Resales of the Registered Notes	We believe that registered notes to be issued in the exchange offer in exchange for the outstanding notes may be offered for resale, resold and otherwise transferred by you without compliance with the registration and prospectus delivery provisions of the Securities Act if you meet the following conditions:

(1)	the registered notes are acquired by you in the ordinary course of your business;

(2)	you are not engaging in and do not intend to engage in a distribution of the registered notes;

(3)	you do not have an arrangement or understanding with any person to participate in the distribution of the registered notes; and

(4)	you are not an affiliate of ours, as that term is defined in Rule 405 under the Securities Act.

However, the SEC has not considered this exchange offer in the context of a no-action letter and we cannot be sure that the staff of the SEC would make the same determination with respect to the exchange offer as in other circumstances. Furthermore, if you do not meet the above conditions, you may incur liability under the Securities Act if you transfer any registered note without delivering a prospectus meeting the requirements of the Securities Act. We do not assume, or indemnify you against, that liability.

Each broker-dealer that receives registered notes for its own account in the exchange offer in exchange for outstanding notes which that broker-dealer acquired as a result of market-making activities or other trading activities must acknowledge that it will comply with the prospectus delivery requirements of the Securities Act in connection with any resale of the registered notes. Broker-dealers who acquired outstanding notes directly from us and not as a result of market-making activities or other trading activities may not participate in the exchange offer and must comply with the prospectus delivery requirements of the Securities Act in order to resell the outstanding notes.

Expiration Date	The exchange offer will expire at 5:00 p.m., New York City time, on May 31, 2005, unless we decide to extend the exchange offer.

Conditions to the Exchange Offer	The only conditions to completing the exchange offer are that the exchange offer not violate applicable law or any applicable interpretation of the staff of the SEC and no injunction, order or decree has been issued, or any action or proceeding has been instituted or threatened that would reasonably be expected to prohibit, prevent or materially impair our ability to proceed with the exchange offer. If any of these conditions exist prior to the expiration date, we may take the following actions:

-	refuse to accept any outstanding notes and return all previously tendered outstanding notes;

-	extend the duration of the exchange offer; or

-	waive these conditions to the extent permissible under applicable law.

Procedures for Tendering Outstanding Notes; Special Procedures for Beneficial Owners	If you want to participate in the exchange offer, you must transmit a properly completed and signed letter of transmittal, and all other documents required by the letter of transmittal, to the exchange agent. Please send these materials to the exchange agent at the address set forth in the accompanying letter of transmittal prior to 5:00 p.m., New York City time, on the expiration date. You must also send one of the following:

-	certificates of your outstanding notes;

-	a timely confirmation of book-entry transfer of your outstanding notes into the exchange agent’s account at The Depository Trust Company; or

-	the items required by the guaranteed delivery procedures described below.

If you are a beneficial owner of your outstanding notes and your outstanding notes are registered in the name of a nominee, such as a broker, dealer, commercial bank or trust company, and you wish to tender your outstanding notes in the exchange offer, you should instruct your nominee to promptly tender the outstanding notes on your behalf.

If you are a beneficial owner and you want to tender your outstanding notes on your own behalf, you must, before completing and executing the letter of transmittal and delivering your outstanding notes, make appropriate arrangements to either register ownership of your outstanding notes in your name or obtain a properly completed bond power from the registered holder of your outstanding notes.

By executing the letter of transmittal, you will represent to us that:

-	you are not our “affiliate” (as defined in Rule 405 under the Securities Act);

-	you will acquire the registered notes in the ordinary course of your business;

-	you are not a broker-dealer that acquired your outstanding notes directly from us in order to resell them pursuant to Rule 144A under the Securities Act or any other available exemption under the Securities Act;

-	if you are a broker-dealer that acquired your outstanding notes as a result of market-making or other trading activities, you will deliver a prospectus in connection with any resale of registered notes; and

-	you are not participating, do not intend to participate and have no arrangement or understanding with any person to participate in the distribution of the registered notes.

If your outstanding notes are not accepted for exchange for any reason, we will return your outstanding notes to you at our expense.

Guaranteed Delivery Procedures	If you wish to tender your outstanding notes and:
-	your outstanding notes are not immediately available;

-	you are unable to deliver on time your outstanding notes or any other document that you are required to deliver to the exchange agent; or

-	you cannot complete the procedures for delivery by book-entry transfer on time,

then you may tender your outstanding notes according to the guaranteed delivery procedures that are discussed in the letter of transmittal and in “The Exchange Offer—Guaranteed Delivery Procedures.”

Acceptance of Outstanding Notes and Delivery of Registered Notes	We will accept all outstanding notes that you have properly tendered on time when all conditions of the exchange offer are satisfied or waived. The registered notes will be delivered promptly after we accept the outstanding notes.

Withdrawal Rights	You may withdraw tenders of your outstanding notes at any time prior to 5:00 p.m., New York City time, on the expiration date.

The Exchange Agent	U.S. Bank National Association is the exchange agent. Its address and telephone number are set forth in “The Exchange Offer—The Exchange Agent; Assistance.”

Fees and Expenses	We will pay all expenses relating to the exchange offer and compliance with the registration rights agreement. We will also pay certain transfer taxes, if applicable, relating to the exchange offer.

Use of Proceeds	We will not receive any cash proceeds from the issuance of the registered notes in the exchange offer.

Consequences of Failure to Exchange	Outstanding notes that are not tendered or that are tendered but not accepted will continue to be subject to the existing restrictions on transfer provided in the outstanding notes and in the indenture.

Material U.S. Federal Income Tax Considerations	The exchange of the outstanding notes for the registered notes pursuant to this exchange offer will not be a taxable exchange for United States federal income tax purposes. See “Material United States Federal Income Tax Considerations.”

If you do not exchange your outstanding notes for registered notes in the exchange offer, your outstanding notes will continue to be subject to the restrictions on transfer contained in the legend on the outstanding notes. In general, the outstanding notes may not be offered or sold unless they are registered under the Securities Act of 1933. However, you may offer or sell your outstanding notes under an exemption from, or in a transaction not subject to, the Securities Act of 1933 and applicable state securities laws. We do not currently anticipate that we will register your outstanding notes under the Securities Act of 1933.

TERMS OF THE REGISTERED NOTES

Issuer	Horizon PCS, Inc., as successor by merger to Horizon PCS Escrow Company, which was merged with and into Horizon PCS, Inc. upon consummation of the Reorganization.

Securities Offered	$125,000,000 aggregate principal amount of senior notes due 2012, which have been registered under the securities Act of 1933.

Maturity Date	July 15, 2012.

Interest	11 3/8% per annum, payable semi-annually on January 15 and July 15, commencing January 15, 2005.

Ranking	The registered notes will be:

-	senior unsecured obligations of Horizon PCS, Inc.;

-	equal in right of payment to all of Horizon PCS, Inc.’s existing and future unsubordinated debt; and

-	senior in right of payment to all of Horizon PCS, Inc.’s existing and future subordinated debt.

Guarantees	Our obligations under the registered notes are jointly and severally and unconditionally guaranteed by our subsidiaries, Horizon Personal Communications, Inc. and Bright Personal Communications Services, LLC, and substantially all of our future domestic restricted subsidiaries and by any subsidiary that guarantees or provides credit support for any of our indebtedness. The guarantee of each guarantor is equal in right of payment to all existing and future senior indebtedness of such guarantor. Each guarantee ranks senior in right of payment to all of the existing and future obligations of the guarantor that are expressly subordinated in right of payment to that guarantee.

Optional Redemption	At any time prior to July 15, 2007, we may redeem up to 35% of the aggregate principal amount of the registered notes originally issued at a redemption price of 111.375% of the principal amount as of the date of redemption plus accrued and unpaid interest and liquidated damages, if any, with the net proceeds of certain sales of equity or contributions to our common equity capital; provided that at least 65% of the principal amount of the registered notes originally issued remains outstanding immediately after the redemption.

See “Description of the Registered Notes—Optional Redemption.”

On or after July 15, 2008, we may redeem all or part of the registered notes at various redemption prices set forth under “Description of the Registered Notes—Optional Redemption,” together with accrued and unpaid interest and liquidated damages, if any, to the date of redemption.

Change of Control	If we experience a change of control, we will be required to make an offer to repurchase the registered notes at a price equal to 101% of the principal amount, together with accrued and unpaid interest and liquidated damages, if any, to the date of repurchase. See “Description of the Registered Notes—Repurchase at the Option of Holders.” The contemplated merger between us and iPCS, a Sprint PCS Affiliate, is not deemed to be a change of control under our indenture governing our senior notes.

Certain Covenants	The indenture that governs the registered notes contains covenants that, among other things and subject to important exceptions, will limit our ability and the ability of our restricted subsidiaries to:

-	incur or guarantee additional indebtedness;

-	issue preferred stock;

-	sell assets;

-	pay dividends, redeem capital stock or make other restricted payments or investments;

-	create liens on assets;

-	merge, consolidate or dispose of all or substantially all of our assets;

-	engage in certain business activities;

-	enter into transactions with affiliates; and

-	place restrictions on the ability of subsidiaries to pay dividends or make other payments to us.

These covenants are subject to a number of important exceptions and qualifications described under “Description of the Registered Notes—Certain Covenants.”

Risk Factors

      See “Risk Factors” for a discussion of certain risks relating to an investment in the notes.

Summary Historical Financial Information

     We derived the following statement of operations and balance sheet data as of December 31, 2004 and for the period from January 1, 2004 through September 30, 2004 and the period from October 1, 2004 through December 31, 2004, and each of the years ended December 31, 2003 and 2002, from our audited consolidated financial statements, included elsewhere in this prospectus.

     In accordance with the American Institute of Certified Public Accountants Statement of Position 90-7, “Financial Reporting by Entities in Reorganization under the Bankruptcy Code,” we adopted fresh start accounting as of October 1, 2004, and our emergence from Chapter 11 resulted in a new reporting entity. The periods as of and prior to September 30, 2004 have been designated “Predecessor Company” and the periods subsequent to September 30, 2004 have been designated as “Successor Company.” Under fresh start accounting, our reorganization equity value was allocated to the assets based on their respective fair values and was in conformity with SFAS No. 141, “Business Combinations.” As a result of the implementation of fresh start accounting, our financial statements after September 30, 2004 are not comparable to our financial statements for prior periods.

     Our financial statements as of December 31, 2004 and 2003 and for the period from January 1, 2004 through September 30, 2004 and the period from October 1, 2004 through December 31, 2004, and the years ended December 31, 2003 and 2002, were audited by KPMG LLP, independent registered public accounting firm.

      The report from KPMG for the year ended December 31, 2003, delivered to us in 2004, included an explanatory paragraph which states that there was substantial doubt about Horizon PCS’ ability to continue as a going concern. We believe that the issues that caused KPMG to doubt our ability to continue as a going concern, as well as the uncertainty related to the bankruptcy proceedings, were addressed by our reorganization. The report from KPMG for the year ended December 31, 2004 contained herein does not include any such reference to our ability to continue as a going concern.

     Our historical financial statements for the periods prior to June 15, 2004 reflect our financial position and results of operations inclusive of the operation of our NTELOS markets in Virginia and West Virginia. As a result of the June 15, 2004 closing of the Sprint Transaction, we no longer operate in, or own the assets associated with, those markets. See “The Sprint PCS Agreements.” Our historical financial statements for the periods ending prior to October 1, 2004 reflect our financial position and results of operations prior to emergence from bankruptcy. See “The Reorganization.”

     The summary historical financial information set forth below should be read in conjunction with our audited consolidated financial statements and any related notes thereto, “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and “Selected Historical Financial Data” included elsewhere in this prospectus.

	Successor	Predecessor
	Company	Company
	October 1, 2004	January 1, 2004
	Through	Through	Year Ended December 31,
	December 31, 2004	September 30, 2004	2003	2002
	(In thousands, except population and subscriber-based data)
Statement of Operations Data:
Operating Revenues:
Subscriber revenues	$28,093	$119,289	$188,671	$152,409
Roaming revenues	15,520	49,243	61,728	55,782
Equipment revenues	1,593	4,036	5,167	7,847

Total operating revenues	45,206	172,568	255,566	216,038

Operating expenses:
Cost of service (exclusive of items shown below)	23,812	107,138	181,306	167,128
Cost of equipment	2,261	4,154	13,351	19,189
Selling and marketing	5,767	18,812	39,550	52,601
General and administrative	7,887	21,433	38,395	41,650
Reorganization (income) expense(a)	—	(74,613)	118,802	—
Non-cash compensation	641	145	620	681
Depreciation and amortization(b)	25,539	24,568	111,310	40,271
Impairment of goodwill(c)	—	—	—	13,222
Loss (gain) on disposal of PCS assets	—	(42,063)	216	632

Total operating expenses	65,907	59,574	503,550	335,374

Operating income (loss)	(20,701)	112,994	(247,984)	(119,336)
Interest income and other, net	271	833	886	2,989
Interest expense, net of capitalized interest	(3,612)	(8,702)	(44,719)	(60,601)
Cancellation of debt	—	321,944	—	—

Income (loss) before income tax	(24,042)	427,069	(291,817)	(176,948)
Income tax benefit	—	—	6,031	—

Net income (loss)	(24,042)	427,069	(285,786)	(176,948)
Preferred stock dividend	—	(10,135)	(12,680)	(11,756)

Net income (loss) attributable to common stockholders	$(24,042)	$416,934	$(298,466)	$(188,704)

Other Data:
Covered population at period end (in millions)	5.4	5.4	7.6	7.6
Subscribers at period end	183,100	184,500	292,600	270,900
Average monthly churn(d)	3.5%	3.1%	3.0%	3.5%

As of December 31,
2004
(In thousands)
Balance Sheet Data:
Cash and cash equivalents	$55,541
Property and equipment, net	106,258
Total assets	290,192
Total liabilities	156,998
Stockholders’ equity (deficit)	$133,194

(a)	Reorganization (income) expenses relate to expenses incurred and amounts accrued as a direct result of our Chapter 11 filing and include professional fees, adjustments to carrying value of debt, employee severance payments, employee retention payments, lease termination accruals and other items. Reorganization items also include fresh-start adjustments during the period January 1, 2004 through September 30, 2004. Reorganization items are separately identified in the notes to our financial statements included elsewhere in this prospectus.

(b)	In 2003, we recorded impairment charges of approximately $73.8 million under SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, which consisted of approximately $39.9 million of intangible assets and approximately $39.2 million of property and equipment. As of December 31, 2004, the carrying value of intangible assets was $111.4 million, after applying fresh start accounting on October 1, 2004.

(c)	In 2002, we recorded an impairment charge of approximately $13.2 million as a result of our annual impairment testing of goodwill as required by Statements of Financial Accounting Standards (“SFAS”) No. 142, Goodwill and Other Intangible Assets. As of December 31, 2004, the carrying value of goodwill was zero.

(d)	Average monthly churn is a measure of the rate at which subscribers based in our territory deactivate service on a voluntary or involuntary basis. We calculate average monthly churn based on the number of subscribers deactivated during the period (net of transfers out of our territory and those who deactivated within 30 days of activation) as a percentage of our average monthly subscriber base during the period divided by the number of months during the period.

RISK FACTORS

     You should carefully consider the following risk factors in addition to the other information contained in this prospectus before electing to receive the registered notes. The forward-looking statements included under “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Business” and elsewhere herein should be read in conjunction with the cautionary statements set forth below and elsewhere in this prospectus.

Risks Related to the Exchange Offer

     You may not be able to sell your outstanding senior notes if you do not exchange them for registered senior notes in the exchange offer.

     If you do not exchange your outstanding senior notes for registered senior notes in the exchange offer, your outstanding notes will continue to be subject to the restrictions on transfer as stated in the legend on the outstanding senior notes. In general, you may not offer or sell the outstanding senior notes unless they are:

•	registered under the Securities Act of 1933;

•	offered or sold pursuant to an exemption from the Securities Act of 1933 and applicable state securities laws; or

•	offered or sold in a transaction not subject to the Securities Act of 1933 and applicable state securities laws.

     We do not currently anticipate that we will register the outstanding senior notes under the Securities Act of 1933; thus, if you do not participate in this exchange offer, your notes will be restricted. In addition, holders who do not tender their outstanding notes, except for certain instances involving the initial purchasers or holders of outstanding notes who are not eligible to participate in the exchange offer or who do not receive freely transferable registered notes pursuant to the exchange offer, will not have any further registration rights under the registration rights agreement or otherwise and will not have rights to receive liquidated damages as provided in the registration rights agreement.

     Some persons who participate in this exchange offer must deliver a prospectus in connection with resales of the registered notes.

     Based on no-action letters issued by the staff of the SEC to third parties, we believe that you may offer for resale, resell or otherwise transfer the registered notes without compliance with the registration and prospectus delivery requirements of the Securities Act of 1933. However, in some instances described in this prospectus under “The Exchange Offer,” you will remain obligated to comply with the prospectus delivery requirements of the Securities Act of 1933 to transfer your registered notes. In these instances, if you transfer any registered note without delivering a prospectus meeting the requirements of the Securities Act of 1933 or without an exemption from registration of your registered notes under the Securities Act of 1933, you may incur liability under the Securities Act. We do not and will not assume, or indemnify you against, this liability.

     The market for outstanding notes may be significantly more limited after the exchange offer.

     If outstanding notes are tendered and accepted for exchange pursuant to the exchange offer, the trading market for outstanding notes that remain outstanding may be significantly more limited. As a result, the liquidity of the outstanding notes not tendered for exchange may be adversely affected. The extent of the market for outstanding notes and the availability of price quotations would depend upon a number of factors, including the number of holders of unexchanged outstanding notes after the exchange offer and the interest of securities firms in maintaining a market in the outstanding notes. An issue of securities with a similar outstanding market value available for trading, which is called the “float,” may command a lower price than would be comparable to an issue of securities with a greater float. As a result, the market price for outstanding notes that are not exchanged in the exchange offer may be affected adversely as outstanding notes exchanged pursuant to the exchange offer reduce the float. The reduced float also may make the trading price of the outstanding notes that are not exchanged more volatile.

     Restrictions on the exchange offer.

     Issuance of registered notes in exchange for outstanding notes pursuant to the exchange offer will be made only after timely receipt by the exchange agent of a properly completed and duly executed letter of transmittal, or an agent’s message in lieu thereof, including all other documents required by such letter of transmittal. Therefore, holders of outstanding notes desiring to tender such outstanding notes in exchange for registered notes should allow sufficient time to ensure timely delivery. We and the exchange agent are under no duty to give notification of defects or irregularities with respect to the tenders of outstanding notes for exchange. Each broker-dealer that receives registered notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of such registered notes. See “The Exchange Offer—Resales of the Registered Notes” and “Plan of Distribution.”

Risks Related to the Registered Notes

     The terms of our debt place restrictions on us and our subsidiaries, which may limit our operating flexibility.

     The indenture that governs the senior notes imposes material operating and financial restrictions on us and our subsidiaries. These restrictions may limit our ability and the ability of our subsidiaries to, among other things:

•	incur additional debt or, in the case of our restricted subsidiaries, issue capital stock to a third party;

•	pay dividends, redeem capital stock or make other restricted payments or investments;

•	create liens on assets;

•	merge, consolidate or dispose of assets;

•	enter into transactions with affiliates;

•	place restrictions on the ability of our restricted subsidiaries to pay dividends or make other payments to us; and

•	change our lines of business.

     These restrictions could limit our ability to obtain debt financing, repurchase stock, refinance or pay principal or interest on our outstanding debt, complete acquisitions for cash or debt or react to changes in our operating environment. Any future debt that we incur may contain similar or more restrictive covenants.

     We are a holding company and conduct all of our operations through our subsidiaries.

     The registered notes offered hereby are unsecured obligations of us. We are a holding company that derives all of our operating income from our subsidiaries. We are dependent on the earnings and cash flows of our subsidiaries to meet our obligations with respect to the registered notes. The terms of future indebtedness of our subsidiaries and the laws of the jurisdictions under which those subsidiaries are organized may limit the payment of dividends and other distributions to us.

     Federal and state statutes may allow courts, under specific circumstances, to void the guarantees of the senior notes by our subsidiaries, and thus you may not have the right to receive any money pursuant to the guarantees.

     Although the subsidiary guarantees of the senior notes provide you with a claim against the assets of the applicable subsidiary guarantor, creditors of a bankrupt subsidiary guarantor may challenge the guarantee. If a challenge were upheld, then the applicable guarantee would be invalid and unenforceable and junior to all creditors, including trade creditors, of that subsidiary guarantor.

     The creditors of a bankrupt subsidiary guarantor could challenge a guarantee on the ground that the guarantee constituted a fraudulent conveyance under bankruptcy laws or applicable state fraudulent conveyance law. If a court were to rule that the guarantee constituted a fraudulent conveyance, then the court could void the obligations under the guarantee or subordinate the guarantee to other debt of the subsidiary guarantor or take other action detrimental to holders of the senior notes. In addition, any of the guarantees could be subject to the claim that, since the guarantee was incurred for our benefit, and only indirectly for the benefit of our subsidiary that provided the guarantee, the obligations of the applicable subsidiary guarantor were incurred for less than fair consideration.

     We may be unable to repurchase the senior notes upon a change of control.

     Upon the occurrence of a change of control event of Horizon PCS, as defined in the indenture governing the senior notes offered hereby, we would be required to offer to repurchase the senior notes for cash at a price equal to 101% of their aggregate principal amount, plus accrued and unpaid interest and liquidated damages, if any. We may not have sufficient funds to repurchase the senior notes and satisfy other payment obligations that could be triggered upon a change of control. If we do not have sufficient financial resources to effect a change of control offer, we would be required to seek additional financing from outside sources to repurchase the senior notes. Financing may not be available to us on satisfactory terms, or at all. The change of control provisions of the indenture that will govern the senior notes offered hereby will not protect you if we engage in a reorganization, restructuring, merger or similar transaction, including a highly leveraged transaction, unless the transaction constitutes a change of control for purposes of the indenture, even if such transaction could adversely affect the holders of the senior notes.

     Debt that we may incur in the future may contain provisions prohibiting transactions that would constitute a change of control or requiring such debt to be repurchased upon a change of control. Moreover, the exercise by holders of the senior notes of their right to require us to repurchase their notes could cause a default under the other debt, even if the change of control itself does not result in a default under such debt, due to the financial effect of such repurchase on us.

     No public market exists for the senior notes and there are restrictions on your ability to sell the senior notes which could reduce their value.

     The registered notes are a new issue of securities for us for which there is currently no public market. We do not intend to list the registered notes on any national securities exchange or automated quotation system. Accordingly, no market for the registered notes may develop, and any market that develops may not last. If the registered notes are traded, they may trade at a discount from their face value, depending on prevailing interest rates, the market for similar securities, our performance and other factors. To the extent that an active trading market does not develop, you may not be able to resell your registered notes at their fair market value or at all.

     To the extent that not all of the outstanding notes are exchanged for registered notes, the trading market for the outstanding notes could be adversely affected due to the limited amount of outstanding notes that remain outstanding following the exchange offer. Generally, when there are fewer outstanding securities of an issue, there is less demand to purchase that security, which results in a lower price for the security. See “Plan of Distribution” and “The Exchange Offer” for further information regarding the distribution of the registered notes and the consequences of failure to participate in the exchange offer.

     Future trading prices of the senior notes will depend on many factors, including our operating performance and financial condition, prevailing interest rates and the market for similar securities. If a market for the senior notes does not develop, you will not be able to resell your senior notes for an extended period of time. Although we are obligated, subject to some exceptions, to exchange the senior notes for senior notes that will be registered with the SEC, we may not be able to comply with this obligation. Because the senior notes offered hereby have not been registered under the Securities Act, any state securities laws or the laws of any other jurisdiction, the senior notes are subject to additional restrictions on transfer. Absent such registration, the senior notes may be offered or sold only in transactions that are not subject to or that are exempt from the registration requirements of the Securities Act and other applicable securities laws.

     The market price for the senior notes may be volatile.

     Historically, the market for non-investment grade debt has been subject to disruptions that have caused substantial volatility in the prices of securities similar to the senior notes. The market for the senior notes, if any, may be subject to similar disruptions. Any such disruption may adversely affect the value of your senior notes.

     Because the notes and guarantees will be unsecured, if we borrow money on a senior secured basis in the future, you may not be fully repaid under the notes or guarantees if we become insolvent.

     The senior notes give us the right to borrow on a senior secured basis the greater of $30.0 million or an amount equal to 1.5 times our consolidated cash flow for a trailing four-quarter period. If we become insolvent, you may be repaid only after our obligations under any future senior secured credit facility are satisfied. It is likely that any such future senior secured credit facility would be secured by liens on substantially all of our assets and those of our current and future subsidiaries. If we were to default under any such future senior secured credit facility, the lenders could foreclose on the collateral regardless of any default with respect to the senior notes. These assets would first be used to repay in full all amounts outstanding under such senior secured credit facility.

     Certain business combinations with PCS Affiliates of Sprint may not result in a change of control that could obligate us to repurchase the senior notes.

     Under the senior notes, certain business combinations that might otherwise constitute a change of control that triggers your repurchase rights, would not trigger the repurchase rights if the business combination involved Sprint PCS or another Sprint PCS Affiliate. If the iPCS merger is consummated, it is not expected to trigger such repurchase rights.

Risks Related to Our Business, Strategy and Operations

      iPCS may fail to realize the anticipated benefits of the contemplated merger between iPCS and Horizon PCS, which could adversely affect the value of iPCS’ stock.

      The success of the merger will depend, in part, on the ability of iPCS, as the surviving entity, to realize the anticipated growth opportunities, economies of scale and other benefits from combining the business of iPCS with the business of Horizon PCS. To realize the anticipated benefits of this combination, the combined company’s management team must develop strategies and implement a business plan that will:

•	effectively manage the networks and markets of iPCS and Horizon PCS;

•	effectively manage both companies’ cash for use in financing future growth and working capital needs;

•	effectively manage the marketing and sales of the services of iPCS and Horizon PCS;

•	successfully retain and attract key employees of the combined company, including management, during a period of transition and in light of the competitive employment market; and

•	maintain adequate focus on existing businesses and operations while working to integrate the two companies.

      The diversion of the combined company’s management’s attention from ongoing operations and any difficulties encountered in the transition and integration process could have a material adverse effect on our financial condition and results of operations. If iPCS does not realize economies of scale and other anticipated benefits as a result of the merger, the value of iPCS common stock, which our stockholders not exercising appraisal rights under the Delaware General Corporation Law of the State of Delaware will receive, may decline. There is no assurance that combining the businesses of iPCS and Horizon PCS, even if achieved in an efficient, effective and timely manner, will result in combined results of operations and financial conditions superior to what each of iPCS and Horizon PCS could have achieved independently.

      Failure to complete the merger could negatively impact our stock price and our future business and financial results.

      Although iPCS and Horizon PCS have agreed to use their reasonable best efforts to consummate the merger, there is no assurance the merger will be consummated. If the merger is not consummated for any reason, we will be subject to several risks, including, but not limited to, the following:

•	being required, under certain circumstances, to pay iPCS a termination fee of $7.0 million;

•	having incurred certain costs relating to the merger that are payable whether or not the merger is completed, including legal, accounting, financial advisor and printing fees; and

•	having had the focus of our management directed toward the merger and integration planning instead of our core business and other opportunities that could have been beneficial to us.

      In addition, we would not realize any of the expected benefits of having completed the merger. If the merger is not completed, we cannot assure our stockholders that these risks will not materialize or materially adversely affect our business, financial results, financial condition and stock price.

We will incur significant costs associated with the merger.

      We will incur significant direct transaction costs associated with the merger, which we will expense as incurred.

      Because our stockholders will not be providing iPCS any indemnification following the merger, the combined company will become responsible for any of our undisclosed liabilities.

      We made certain representations and warranties to iPCS in the merger agreement concerning our business and operations. However, the merger agreement does not provide iPCS with any contractual indemnification from our stockholders following the merger for any breaches of our representations and warranties or any failure by us to comply with our obligations under the merger agreement. As a result, the combined company will become responsible for any of our liabilities, whether known or unknown. Any such liabilities for which the combined company becomes responsible may materially impact iPCS’ financial results and results of operations.

     Our substantial leverage could adversely affect our ability to raise additional capital if needed and to service our debt.

     We are highly leveraged. As of December 31, 2004, our total outstanding long-term debt was approximately $125.0 million. As of that date, such indebtedness represented approximately 49% of our total capitalization. In addition, if the merger with iPCS is consummated, iPCS’ total outstanding long-term indebtedness including capital lease obligations as of December 31, 2004, would have been $290.4 million. The indenture that governs our senior notes (which iPCS would assume in the contemplated merger) permits us and our subsidiaries to incur additional indebtedness subject to certain limitations. The incurrence of additional indebtedness could further exacerbate the risks associated with our leverage. If we incur additional indebtedness that ranks equally with the senior notes, the holders of that debt will be entitled to share ratably with the holders of the senior notes in any proceeds distributed in connection with any insolvency, liquidation, reorganization, dissolution or other winding-up of our company.

     Our substantial indebtedness could adversely affect our financial health by, among other things:

•	increasing our vulnerability to adverse economic and industry conditions;

•	limiting our ability to obtain any additional financing we may need to operate, develop and expand our business;

•	limiting our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;

•	requiring us to dedicate a substantial portion of any cash flow from our operating activities to service our debt, which reduces the funds available for operations and future business opportunities; and

•	potentially making us more highly leveraged than our competitors, which could decrease our ability to compete in our industry.

     The ability to make payments on our debt will depend upon our future operating performance and ability to generate cash, which are subject to general economic and competitive conditions and to financial, business and other factors, many of which we cannot control. If the cash flow from our operating activities is insufficient, we may take actions, such as delaying or reducing capital expenditures, attempting to restructure or refinance our debt, selling assets or operations or seeking additional equity capital. Any or all of these actions may not be sufficient to allow us to service our debt obligations. Further, we may be unable to take any of these actions on satisfactory terms in a timely manner or at all. We may need to refinance all or a portion of our indebtedness, including the senior notes, on or before maturity. We may not be able to refinance any of our indebtedness on commercially reasonable terms, or at all. The indenture that governs the senior notes limits our ability to take several of these actions. Our failure to generate sufficient funds to pay our debts or to successfully undertake any of these actions could, among other things, materially adversely affect the market value of the senior notes and our ability to repay our obligations under the senior notes. The indenture that governs the senior notes permits us and our subsidiaries to incur additional indebtedness subject to certain limitations, which could further exacerbate the risks associated with our leverage.

     We recently emerged from bankruptcy and we have a history of net losses. We may incur additional losses in the future and our operating results could fluctuate significantly on a quarterly and annual basis. As a result, we may be unable to pay amounts due under the senior notes and you could lose all or part of your investment.

     We emerged from bankruptcy on October 1, 2004. We sustained net losses attributed to common stockholders of $24.0 million for the three months ended December 31, 2004. Our earnings were insufficient to cover fixed charges by $24.1 million for the three months ended December 31, 2004. Our future operating profitability and cash flow from operating activities will depend upon many factors, including, among others, our ability to market Sprint PCS products and services, achieve projected market penetration and manage subscriber turnover rates. If we do not achieve and maintain operating profitability and positive cash flow from operating activities, we may be unable to make interest or principal payments on the senior notes and you could lose all or part of your investment.

     In addition, our future operating results and cash flow will be subject to quarterly and annual fluctuations due to many factors, some of which are outside our control. These factors include increased costs we may incur in connection with the further development, expansion and upgrade of our wireless network and fluctuations in the demands for our services. We may not be able to achieve or sustain profitability. To the extent our quarterly or annual results of operations fluctuate significantly, we will be unable to pay amounts due under the senior notes and you could lose all or part of your investment.

     It is our strategy to resume building our subscriber base, which may negatively affect our near-term profitability.

     During our bankruptcy proceedings, we experienced overall reduced net subscriber growth as compared to prior periods. We limited new subscriber activation volume to ensure adequate liquidity to meet our financial obligations. As a means to conserve cash in 2003, we closed 20 company-owned retail stores and cancelled nine agreements with local third-party distributors, one of which accounted for 52 stores throughout our markets, thereby reducing our retail presence in a number of our markets. After October 1, 2004, the effective date of our Plan of Reorganization, we further reduced our stores to nine full service retail stores and two customer service stores. As we seek to resume building our subscriber base consistent with our new strategy, we will incur significant up-front subscriber acquisition expenses, which initially will result in reduced levels of net income and cash flow from operating activities as compared to our most recent prior periods.

     Our financial condition or results of operations will not be comparable to the financial condition or results of operations reflected in our historical financial statements.

     As a result of the Reorganization, we are operating our existing business under a new capital structure. In addition, we are subject to fresh-start accounting principles, and we no longer operate in the NTELOS markets. As required by fresh-start accounting, our assets have been recorded at fair value, with the enterprise value determined in connection with the Reorganization. Accordingly, our financial condition and results of operations from and after the effective date of the Plan of Reorganization are not comparable to the financial condition or results of operations reflected in our historical financial statements for periods prior to that date included elsewhere in this prospectus.

     The bankruptcy proceeding may adversely affect our ability to engage in transactions.

     Our past inability to meet our obligations that resulted in our bankruptcy filing, or the perception that we may not be able to meet our obligations since our emergence from bankruptcy, could adversely affect our relationships with third parties, as well as our ability to retain or attract high-quality employees. For example, we may have difficulty entering into leases and other agreements related to our operations because of our bankruptcy filing.

     If we receive less revenues or incur more fees than we anticipate for PCS roaming from Sprint PCS, our results of operations may be negatively affected.

     We are paid a fee from Sprint PCS or Sprint PCS Affiliates for every voice minute and data kilobit that Sprint PCS’ or Sprint PCS Affiliates’ subscribers use on our network. Similarly, we pay a fee to Sprint PCS or another Sprint PCS Affiliate for every voice minute and data kilobit that our subscribers use on the Sprint PCS network outside our territory. The per minute and per kilobit rates that we receive from and pay to Sprint PCS or another Sprint PCS Affiliate are the same. Under the recent addendum to our affiliation agreements with Sprint PCS, we agreed with Sprint PCS that the voice rate would be $0.058 per minute until December 31, 2006, except with respect to several of our markets which, under our affiliation agreements with Sprint PCS, are subject to an exception that fixes the reciprocal voice rate at $0.10 per voice minute. Sprint PCS subscribers based in our territory may spend more time outside our territory than we anticipate, and wireless subscribers from outside our territory may spend less time in our territory or may use our services less than we anticipate. As a result, we may receive less Sprint PCS roaming revenue and/or have to pay more in Sprint PCS roaming fees than we collect in Sprint PCS roaming revenue.

     Roaming revenue from subscribers of wireless communications providers other than Sprint PCS and its PCS Affiliates may decline in the future.

     We derive a significant amount of roaming revenue from wireless communications providers other than Sprint PCS and PCS Affiliates of Sprint for permitting their subscribers to roam on our network when they are in our territory. For the period from January 1, 2004 through September 30, 2004, and the period from October 1, 2004 through December 31, 2004, approximately 14% and 19%, respectively, of our roaming revenue was attributable to revenue derived from these other wireless communications providers. We do not have agreements directly with these providers. Instead, we rely on roaming arrangements that Sprint PCS has negotiated. Sprint PCS may negotiate roaming arrangements with other wireless communications providers at rates that are lower than current rates, resulting in a decrease in our roaming revenue. If the rates offered by Sprint PCS are not attractive, these other wireless communications providers may decide to build-out their own networks in our territory and compete with us directly or enter into roaming arrangements with our competitors who also have networks in our territory. The loss of all or a significant portion of this roaming revenue would have a material adverse effect on our financial condition and operating results. Roaming revenue from subscribers of wireless communications providers other than Sprint PCS and PCS Affiliates of Sprint may also decline as a result of decreased roaming traffic in our territory if our quality of service does not continue to meet designated technical and quality standards or if we are unable to control fraudulent use.

     Our roaming arrangements may not be competitive with other wireless communications providers, which may restrict our ability to attract and retain subscribers and thus may adversely affect our operations.

     We do not have agreements directly with other wireless service providers for roaming coverage outside our territory. Instead, we rely on roaming arrangements that Sprint PCS has negotiated with other wireless communications providers for coverage in these areas. Some of the risks related to these arrangements include:

•	the arrangements may not benefit us in the same manner that they benefit Sprint PCS;

•	the quality of the service provided by another provider during a roaming call may not approximate the quality of the service provided by Sprint PCS;

•	the price of a roaming call may not be competitive with prices charged by other wireless companies for roaming calls;

•	subscribers must end a call in progress and initiate a new call when leaving the Sprint PCS network and entering another wireless network;

•	Sprint PCS subscribers may not be able to use advanced PCS features from Sprint PCS, such as PCS Vision, while roaming;

•	Sprint PCS or the carriers providing the service may not be able to provide us with accurate billing information on a timely basis; and

•	if Sprint PCS subscribers do not have a similar wireless experience as when they are on the Sprint PCS network, we may lose current subscribers and Sprint PCS products and services may be less attractive to potential new subscribers.

     Unauthorized use of, or interference with, the Sprint PCS network in our territory could disrupt our service and increase our costs.

     We may incur costs associated with the unauthorized use of the Sprint PCS network in our territory, including administrative and capital costs associated with detecting, monitoring and reducing the incidence of fraud. Fraudulent use of our network may impact interconnection costs, capacity costs, administrative costs, fraud prevention costs and payments to other carriers for fraudulent roaming.

     If we lose the right to install our equipment on wireless towers or are unable to renew expiring leases for wireless towers on favorable terms, or at all, our business and results of operations could be adversely impacted.

     All of our base stations are installed on leased or licensed tower facilities. A large portion of these leased or licensed tower sites are owned or leased by a few tower companies. If a master agreement with one of these tower companies were to terminate, or if one of these tower companies were unable to support the use of its tower sites by us, we would have to find new sites or may be required to rebuild the affected portion of our network. In addition, the concentration of our tower leases with a limited number of tower companies could adversely affect our results of operations and financial condition if any of our operating subsidiaries are unable to renew their expiring leases with these tower companies either on favorable terms, or at all. If any of the tower leasing companies that we do business with should experience severe financial difficulties, or file for bankruptcy protection, our ability to use our towers could be adversely affected. That, in turn, would adversely affect our revenues and financial condition if a material number of towers were involved.

     We depend on other telecommunications companies for some services that, if delayed or interrupted, could delay our expected increases in subscribers and revenues.

     We depend on other telecommunications companies to provide facilities and transport to interconnect portions of our network and to connect our network with the landline telephone system. Without these services, we could not offer Sprint PCS services to our subscribers in some areas. From time to time, we have experienced delays in obtaining facilities and transport from some of these companies, and in obtaining local telephone numbers for use by our subscribers, which are sometimes in short supply, and we may continue to experience delays and interruptions in our network operations and our business may suffer. Delays or interruptions could also result in a breach of our affiliation agreements with Sprint PCS, subjecting these agreements to potential termination by Sprint PCS.

     The technology that we use may become obsolete, which would limit our ability to compete effectively within the wireless telecommunications industry which would negatively affect our operating results.

     The wireless telecommunications industry is experiencing significant technological change. We employ CDMA (code division multiple access), a digital spread-spectrum wireless technology that allows a large number of users to access a single frequency band by assigning a code to all transmission bits, sending a scrambled transmission of the encoded information over the air and reassembling the speech and data into its original format, which is the digital wireless communications technology selected by Sprint PCS and certain other carriers for their nationwide networks. Other carriers employ other technologies, such as TDMA (time division multiple access), a technology used in digital cellular telephone communication that divides each cellular channel into three time slots in order to increase the amount of data that can be carried, GSM (global system for mobile communication), a technology that digitizes and compresses data, then sends it down a channel with other streams of user data, each in its own time slot and iDEN (integrated digital enhanced network), a technology which includes the capabilities of a digital cellular telephone, two-way radio, alphanumeric pager, and data/fax modem in a single network, for their nationwide networks. If another technology becomes the preferred industry standard, we would be at a competitive disadvantage and competitive pressures may require Sprint PCS to change its digital technology, which in turn could require us to make changes to our network at substantial cost. We may be unable to respond to these pressures and implement new technology on a timely basis or at an acceptable cost. Additionally, our substantial indebtedness, coupled with our recent emergence from bankruptcy, could limit our ability to obtain any additional financing that we may need in order to make changes to our network. This, in turn, may require us to dedicate a substantial portion of any cash flow from our operating activities to make such changes, thereby reducing funds available for future marketing activities and debt repayment. We may also lose subscribers if we fail to implement significant technological changes evidenced by the development and commercial acceptance of advanced wireless data services, shorter development cycles for new products and enhancements and changes in end-user requirements and preferences. If we lose subscribers, our ability to maintain and increase revenues will be impaired and our operating margin will deteriorate.

     The loss of the officers and skilled employees upon whom we depend to operate our business could adversely affect our operating results.

     Our business is managed by a small number of executive officers on whom we depend to operate our business. We believe that our future success will depend in part on our continued ability to retain these executive officers and to attract and retain other highly qualified technical and management personnel. We may not be successful in retaining key personnel or in attracting and retaining other highly qualified technical and management personnel. Moreover, our past inability to meet our obligations that resulted in our bankruptcy filing, or the perception that we may not be able to meet our obligations since the reorganization, could adversely affect our ability to retain or attract high quality personnel. The loss of the officers and skilled employees upon whom we depend to operate our business could adversely affect our operating results.

Risks Related to our Relationship with Sprint PCS

     The proposed merger between Sprint and Nextel may have an adverse effect on us in ways that would be beyond our control.

     On December 15, 2004, Sprint Corporation and Nextel Communications, Inc. announced that they had signed a merger agreement, pursuant to which Sprint Corporation and Nextel Communications, Inc. would merge and combine their operations. Nextel Communications, Inc. and an affiliated company, Nextel Partners, Inc., operate wireless telecommunications networks in portions of our service areas. Pursuant to our affiliation agreements with Sprint PCS, Sprint PCS has granted us certain exclusivity rights within our service areas. The pending merger between Sprint and Nextel and the operations of the combined company may result in a breach of the exclusivity provisions of our affiliation agreements with Sprint PCS, among others. Sprint has announced that it will pursue discussions with the Sprint PCS Affiliates directed toward a modification of our affiliation agreements as a result of the Sprint/Nextel merger. We do not know the terms of Sprint’s proposal, or whether we will ultimately reach agreement with Sprint on mutually satisfactory terms for a revised affiliation agreement. It is likely that such a revised affiliation agreement would materially change our business and operations and may result in us making significant payments to lease or acquire network assets and subscribers or to otherwise modify our network and marketing plans. There is no assurance that we will have adequate funds on hand or the ability to borrow such funds in order to acquire the network assets and subscribers or to otherwise modify our network. In addition, any borrowing would increase our existing substantial leverage. The announcement and closing of the Sprint/Nextel merger may give rise to a negative reaction by our existing and potential customers and a diminution in brand recognition or loyalty, which may have an adverse effect on our revenues. If necessary, we intend to enforce our rights, whether through seeking injunctive relief or otherwise, to the extent that Sprint PCS violates or threatens to violate the terms of our affiliation agreements with Sprint PCS. In the event that the Sprint/Nextel merger, or any other business combination involving Sprint PCS, is consummated, we may also incur significant costs associated with integrating Sprint PCS’ merger partner onto our network. In addition, the proposed Sprint/Nextel merger, or any other such business combination involving Sprint PCS, imposes a degree of uncertainty on the future of our business and operations insofar as it may lead to a change in Sprint PCS’ affiliate strategy, which may have an adverse effect on our share price and/or the value of our senior notes.

     If Sprint PCS does not succeed, our business may not succeed.

     If Sprint has a significant disruption to its business plan or network, fails to operate its business in an efficient manner or suffers a weakening of its brand name, our operations and profitability would likely be negatively impacted. If Sprint should have significant financial problems, including bankruptcy, our business would suffer material adverse consequences, which could include termination or revision of our affiliation agreements with Sprint PCS.

     Our ability to conduct our business would be severely restricted if Sprint PCS were to terminate our affiliation agreements.

     Our relationship with Sprint PCS is governed by our affiliation agreements with it. As we do not own the licenses that are used in our portion of the Sprint PCS network, our business depends on the continued effectiveness of these affiliation agreements. Sprint PCS may be able to terminate our affiliation agreements if we materially breach the terms of these agreements. These terms include operational and network requirements that are extremely technical and detailed and apply to each retail store, cell site and switch site. Under certain circumstances, many of these operational and network requirements, as well as the pricing of the services Sprint PCS renders to us, can be changed by Sprint PCS, in certain cases, with little notice. As a result, we may not always be in compliance with all requirements of our affiliation agreements with Sprint PCS. Sprint PCS conducts periodic audits of compliance with various aspects of its program guidelines and identifies issues it believes need to be addressed. We may need to incur substantial costs to remedy any noncompliance. The extent to which we are not in compliance with our affiliation agreements could limit our ability to obtain any additional financing that we may need in order to remedy such noncompliance. Additionally, our substantial indebtedness and our recent emergence from bankruptcy could further limit our ability to obtain additional financing. If we cannot obtain additional financing, we may be unable to remedy such noncompliance, thereby resulting in a material breach of our affiliation agreements, which could lead to their termination by Sprint. If Sprint PCS were to terminate or fail to renew our affiliation agreements or fail to perform its obligations under those agreements, our ability to conduct business would be severely restricted.

     If we materially breach our affiliation agreements with Sprint PCS, Sprint PCS may have the right to purchase our operating assets at a discount to market value.

     Our affiliation agreements with Sprint PCS require that we provide network coverage to a minimum network coverage area within specified time frames and that we meet and maintain Sprint PCS’ technical and customer service requirements. A failure by us to meet Sprint PCS’ technical or customer service requirements contained in the affiliation agreements, among other things, would constitute a material breach of the agreements, which could lead to their termination by Sprint PCS. Our affiliation agreements with Sprint PCS provide that upon the occurrence of an event of termination caused by our breach of such agreements, Sprint PCS has the right, among other things, to purchase our operating assets without stockholder approval and for a price equal to 72% of our “entire business value,” which is our appraised value determined using certain principles set forth in our affiliation agreements with Sprint PCS and based on the price a willing buyer would pay a willing seller for our entire business as a going concern. See “The Sprint PCS Agreements — The Management Agreement — Termination of management agreement” for a description of how we calculate our entire business value.

     Sprint PCS may make decisions that could increase our expenses and/or our capital expenditure requirements, reduce our revenues or make our affiliate relationships with Sprint PCS less advantageous than expected.

     Under our affiliation agreements with Sprint PCS, Sprint PCS has a substantial amount of control over factors that significantly affect the conduct of our business. Conflicts between us may arise and these conflicts may not be resolved in our favor. The conflicts and their resolution may harm our business. Sprint PCS may make decisions that adversely affect our business, such as the following:

•	Sprint PCS may price its national calling plans based on its own objectives and could set price levels and subscriber credit policies or change other characteristics of its plans in a way that may not be economically advantageous for our business; and

•	Sprint PCS may alter its network and technical requirements or request that we build-out additional areas within our territory, which could result in increased equipment and build-out costs or in Sprint PCS building out that area itself or assigning it to another Sprint PCS Affiliate.

     Certain provisions of our affiliation agreements with Sprint PCS may diminish our value and restrict the sale of our business.

     Sprint PCS must consent to any transaction pursuant to which Horizon PCS, Inc. is no longer the “ultimate parent” of Horizon Personal Communications, Inc. and Bright Personal Communications Services, LLC, our operating subsidiaries that are the parties to the affiliation agreements with Sprint PCS and must consent to any assignment by us of our affiliation agreements with it. Sprint PCS also has a right of first refusal if we decide to sell the operating assets of Bright Personal Communications Services, LLC to a third party. We are also subject to a number of restrictions on the transfer of our business, including a prohibition on the sale of our operating assets to competitors of Sprint PCS. These restrictions and the other restrictions contained in our affiliation agreements with Sprint PCS restrict our ability to sell our business, may reduce the value a buyer would be willing to pay for our business, and may reduce our “entire business value,” which is our appraised value determined using principles set forth in our affiliation agreements with Sprint PCS and based on the price a willing buyer would pay a willing seller for our entire business as a going concern.

     Problems experienced by Sprint PCS with its internal support systems could lead to subscriber dissatisfaction or increase our costs.

     We rely on Sprint PCS’ internal support systems, including customer care, billing and back-office support. As Sprint PCS has expanded its network and subscriber base, its internal support systems have been subject to increased demand and, in some cases, suffered degradation in service. Sprint PCS has entered into business process outsourcing agreements with third parties to provide these services. Sprint PCS may not be able to successfully add system capacity, that its internal support systems will be adequate or that third parties contracted with by Sprint PCS can perform their obligations. Problems with Sprint PCS’ internal support systems could cause:

•	delays or problems in our operations or services;

•	delays or difficulty in gaining access to subscriber and financial information;

•	a loss of subscribers; and

•	an increase in the costs of customer care, billing and back-office services.

     Should Sprint PCS fail to deliver timely and accurate information, this may lead to adverse short-term decisions and inaccurate assumptions in our business plan. It could also adversely affect our cash flows, because Sprint PCS collects our receivables and remits to us a net amount that is based on the financial information it produces for us.

     Our costs for internal support systems may increase if Sprint PCS terminates all or part of our service agreements with it.

     The costs for the services provided by Sprint PCS under our service agreements relative to billing, customer care and other back-office functions for the period from January 1, 2004 through September 30, 2004 and the period from October 1, 2004 through December 31, 2004 were approximately $58.0 million and $15.3 million, respectively. Because we incur the majority of these costs on a per subscriber basis, we expect the aggregate cost for such services to increase as our subscriber base increases. Sprint PCS may terminate any service provided under such agreements upon nine months’ prior written notice. However, if that service was a service that we were required to select under the services agreement and is a service we need to continue to operate our business, Sprint PCS has agreed that it will assist us in developing that function internally or locating a third-party vendor that will provide that service. If Sprint PCS terminates a service for which we have not developed or are unable to develop a cost-effective alternative, our operating costs may increase beyond our expectations and our operations may be interrupted or restricted. We do not currently have a contingency plan if Sprint PCS terminates a service we currently receive from it.

     If Sprint PCS does not maintain control over its licensed spectrum, our affiliation agreements with Sprint PCS may be terminated.

     Sprint PCS, not us, owns the licenses necessary to provide wireless services in our territory. The FCC requires that licensees like Sprint PCS maintain control of their licensed systems and not delegate control to third-party operators or managers without the FCC’s consent. Our affiliation agreements with Sprint PCS reflect an arrangement that the parties believe meets the FCC requirements for licensee control of licensed spectrum. However, if the FCC were to determine that any of our affiliation agreements with Sprint PCS needed to be modified to increase the level of licensee control, we have agreed with Sprint PCS to use our best efforts to modify the agreements to comply with applicable law. If we cannot agree with Sprint PCS on the modification of the agreements, those agreements may be terminated. If the agreements are terminated, we would no longer be a part of the Sprint PCS network and we would not be able to conduct our business.

     The FCC may fail to renew the Sprint PCS wireless licenses under certain circumstances, which would prevent us from providing wireless services.

     Sprint PCS’ wireless licenses are subject to renewal and revocation by the FCC. The Sprint PCS wireless licenses in our territory will expire in 2007 but may be renewed for additional ten-year terms. The FCC has adopted specific standards that apply to wireless personal communications services license renewals. Any failure by Sprint PCS or us to comply with these standards could result in the non-renewal of the Sprint PCS licenses for our territory. Additionally, if Sprint PCS does not demonstrate to the FCC that Sprint PCS has met the construction requirements for each of its wireless personal communications services licenses, it can lose those licenses. If Sprint PCS loses its licenses in our territory for any of these reasons, or any other reasons, neither we, nor our subsidiaries, would be able to provide wireless services without obtaining rights to other licenses. If Sprint PCS loses its licenses in another territory, Sprint PCS or the applicable Sprint PCS Affiliate would not be able to provide wireless services without obtaining rights to other licenses and our ability to offer nationwide calling plans would be diminished and potentially more costly.

     Parts of our territory have limited licensed spectrum, which may adversely affect the quality of our service.

     In the majority of our markets, Sprint PCS has licenses covering 20 MHz or 30 MHz of spectrum. However, Sprint PCS has licenses covering only 10 MHz in parts of our territory which represent 2.3 million in covered population out of a total population of over 2.6 million residents. In the future, as our subscriber base increases in those areas, this limited licensed spectrum may not be able to accommodate increases in call volume and may lead to increased dropped calls and may limit our ability to offer enhanced services. We may also have to increase our capital expenditures in an attempt to compensate for this lack of licensed spectrum.

     We rely on Sprint PCS for a substantial amount of our financial information. If that information is not accurate, our ability to report our financial data could be adversely affected and the investment community could lose confidence in us.

     Under our affiliation agreements with Sprint PCS, Sprint PCS performs our billing, manages our accounts receivable and provides a substantial amount of financial information that impacts our accounts. The data provided by Sprint related to these functions they perform for us is the primary source for our service revenue and for a significant portion of our cost of service and roaming, and selling and marketing expenses included in our statement of operations. We use this data to record our financial results and prepare our financial statements. If Sprint PCS fails to deliver timely and accurate information, this may lead us to make adverse decisions and inaccurate assumptions for future business plans and could also negatively affect our cash flows as Sprint PCS collects our receivables and remits a net amount to us that is based on the financial information it provides. In addition, delays and material inaccuracies could adversely affect the effectiveness of our disclosure controls and procedures and if we later identify material errors in that data provided to us, we may be required to restate our financial statements. The timing and nature of information we receive from Sprint PCS may adversely affect our ability to accurately report our financial data and to satisfy internal control requirements in the future. If that occurs, with respect to us or any other Sprint PCS Affiliate, investors and securities analysts may lose confidence in us.

     If other PCS Affiliates of Sprint have financial difficulties, the Sprint PCS network could be disrupted which may negatively affect our operating results.

     The Sprint PCS network is a combination of networks. The large metropolitan areas are operated by Sprint, and the areas in between them are operated by PCS Affiliates of Sprint, all of which are independent companies like us. We believe that most, if not all, of these companies have incurred substantial debt to pay the large cost of building out their networks and have experienced financial difficulties in the past. If other PCS

Affiliates of Sprint experience financial difficulties in the future, the Sprint PCS network could be disrupted in the territories of those PCS Affiliates of Sprint. Material disruptions in the Sprint PCS network could have a material adverse effect on our ability to attract and retain subscribers. If the affiliation agreements of those PCS Affiliates of Sprint were like ours, Sprint PCS would have the right to step in and operate the affected territory under certain circumstances. However, Sprint’s right to step in could be delayed or hindered by legal proceedings, including any bankruptcy proceeding related to the affected Sprint PCS Affiliate. In addition to us, two other Sprint PCS Affiliates have filed Chapter 11 proceedings.

     We may have difficulty in obtaining an adequate supply of certain handsets from Sprint PCS, which could adversely affect our results of operations.

     We depend on our relationship with Sprint PCS to obtain handsets and other wireless devices. Sprint PCS orders handsets and other wireless devices from various manufacturers. We could have difficulty obtaining specific types of handsets in a timely manner if:

•	Sprint PCS does not adequately project the need for handsets for itself, the PCS Affiliates of Sprint and its other third-party distribution channels, particularly in transition to new technologies, such as third-generation, or “3G,” technology;

•	Sprint PCS gives preference to other distribution channels;

•	we do not adequately project our need for handsets or other wireless devices;

•	Sprint PCS modifies its handset logistics and delivery plan in a manner that restricts or delays our access to handsets; or

•	there is an adverse development in the relationship between Sprint PCS and its suppliers or vendors.

     The occurrence of any of the foregoing could disrupt our customer service and/or result in a decrease in our subscribers, which could adversely affect our results of operations.

Risks Related to the Wireless Telecommunications Industry

     We may continue to experience a high rate of subscriber turnover, which would adversely affect our financial performance.

     The wireless telecommunications industry in general, and Sprint PCS and PCS Affiliates of Sprint in particular, have experienced a high rate of subscriber turnover, commonly known as churn. We believe this higher churn rate has resulted from Sprint PCS’ programs for marketing its services to sub-prime credit subscribers and Sprint PCS’ focus on adding subscribers from the consumer segment of the industry, rather than the business segment.

     Significant competition in our industry and general economic conditions may cause our future churn rate to be higher than our historical rate. Factors that may contribute to higher churn include:

•	inability or unwillingness of subscribers to pay, resulting in involuntary deactivations, which accounted for over 35% and 32% of our subscriber deactivations in the period from January 1, 2004 through September 30, 2004 and the period from October 1, 2004 through December 31, 2004, respectively;

•	subscriber mix and credit class, particularly sub-prime credit subscribers, which accounted for approximately 23% and 25% of our gross subscriber additions for the period from January 1, 2004 through September 30, 2004 and the period from October 1, 2004 through December 31, 2004, respectively, and account for approximately 18% of our subscriber base as of December 31, 2004;

•	greater attractiveness of our competitors’ products, services and pricing;

•	our network performance and coverage relative to our competitors;

•	the level of customer service provided by Sprint PCS;

•	any increased prices for services in the future; and

•	any future changes by us in the products and services we offer or in the terms under which we offer our products or services, especially to sub-prime credit subscribers.

     An additional factor that may contribute to a higher churn rate is implementation of the FCC’s wireless local number portability (or “WLNP”) requirement. The FCC’s WLNP requirement enables wireless subscribers to keep their telephone numbers when switching to another carrier. As of May 24, 2004, all covered Commercial Mobile Radio Service (“CMRS”) providers, including broadband PCS, cellular and certain specialized mobile radio (“SMR”) licensees, must allow subscribers to retain, subject to certain geographic limitations, their existing telephone number when switching from one telecommunications carrier to another. We anticipate that the WLNP mandate will impose increased operating costs on all CMRS providers, including us, and may result in higher churn rates and subscriber acquisition and retention costs. To date, WLNP has increased our total churn, and the ultimate impact is uncertain.

     A high rate of subscriber turnover could adversely affect our competitive position, liquidity, financial position, results of operations and our costs of, or losses incurred in, obtaining new subscribers, especially because we subsidize most of the costs of the initial purchases of handsets by subscribers.

     Regulation by government agencies and taxing authorities may increase our costs of providing service or require us to change our services.

     Our operations and those of Sprint PCS may be subject to varying degrees of regulation by the FCC, the Federal Trade Commission, the Federal Aviation Administration, the Environmental Protection Agency, the Occupational Safety and Health Administration and state and local regulatory agencies and legislative bodies. Adverse decisions or regulations of these regulatory bodies could negatively impact our operations and our costs of doing business. For example, changes in tax laws or the interpretation of existing tax laws by state and local authorities could subject us to increased taxes on income, sales, gross receipts or other tax costs or require us to alter the structure of our current relationship with Sprint PCS.

     Concerns over health risks and safety posed by the use of wireless handsets may reduce consumer demand for our services.

     Media reports have suggested that radio frequency emissions from wireless handsets may:

•	be linked to various health problems resulting from continued or excessive use, including cancer;

•	interfere with various electronic medical devices, including hearing aids and pacemakers; and

•	cause explosions if used while fueling an automobile.

     Widespread concerns over radio frequency emissions may expose us to potential litigation, discourage the use of wireless handsets or result in additional regulation imposing restrictions or increasing requirements on the location and operation of cell sites or the use or design of wireless handsets. Any resulting decrease in demand for these services or increase in the cost of complying with additional regulations could impair our ability to profitably operate our business.

     Due to safety concerns, some state and local legislatures have passed or are considering legislation restricting the use of wireless telephones while driving automobiles. Concerns over safety risks and the effect of future legislation, if adopted and enforced in the areas we serve, could limit our ability to market and sell our wireless services. In addition, it may discourage use of our wireless devices and decrease our revenues from subscribers who now use their wireless telephones while driving. Further, litigation relating to accidents, deaths or serious bodily injuries allegedly incurred as a result of wireless telephone use while driving could result in damage awards, adverse publicity and further governmental regulations.

     Significant competition in the wireless telecommunications industry may result in our competitors offering new services or lower prices, which could prevent us from operating profitably and may cause prices for our services to continue to decline in the future.

     Competition in the wireless telecommunications industry is intense. Competition has caused, and we anticipate that competition will continue to cause, the market prices for two-way wireless products and services to decline. Our ability to compete will depend, in part, on our ability to anticipate and respond to various competitive factors affecting the wireless telecommunications industry. While we try to maintain and increase our average revenue per user (“ARPU”), we cannot assure you that we will be able to do so in the future. If prices for our services continue to decline, it could adversely affect our ability to increase revenue, which would have a material adverse effect on our financial condition, our results of operations and our ability to repay the senior notes. In addition, the viability of our business depends upon, among other thing, our ability to compete with other wireless providers on the basis of reliability, quality of service, availability of voice and data features and customer care. In addition, the pricing of our services may be affected by competition, including the entry of new service providers into our markets. Furthermore, there has been a recent trend in the wireless telecommunications industry towards consolidation of wireless service providers, which could, over time, increase the size, depth and financial resources of competitors.

     Our dependence on Sprint PCS to develop competitive products and services and the requirement that we obtain Sprint PCS’ consent for our subsidiaries to sell non-Sprint approved equipment may limit our ability to keep pace with our competitors on the introduction of new products, services and equipment. Some of our competitors are larger than us, possess greater resources, offer more extensive coverage areas and may market other services, such as landline telephone service, cable television and Internet access, along with their wireless communications services. A number of our cellular, PCS and other wireless competitors have access to more licensed spectrum than the amount licensed to Sprint in most of our territory and, therefore, will be able to provide greater network call volume capacity than our network to the extent that network usage begins to reach or exceed the capacity of our licensed spectrum. In addition, we may be at a competitive disadvantage since we may be more highly leveraged than some of our competitors.

     We also face competition from paging, dispatch and conventional mobile radio operations, enhanced specialized mobile radio, called ESMR, and mobile satellite services. In addition, future FCC regulation or federal legislation may create additional spectrum allocations that would have the effect of adding new entrants (and thus additional competitors) into the mobile telecommunications market.

     Market saturation could limit or decrease our rate of new subscriber additions and increase costs to keep our current subscribers.

     Intense competition in the wireless telecommunications industry could cause prices for wireless products and services to continue to decline. If prices drop, our rate of net subscriber additions will take on greater significance in improving our financial condition and results of operations. However, as our and our competitors’ penetration rates in our markets increase over time, our rate of adding net subscribers could decrease further. In addition, we may incur additional costs through equipment upgrades and other retention costs to keep our current subscribers from switching to our competitors. If price decreases were to occur, our liquidity, financial condition and results of operation could be materially adversely affected.

     Alternative technologies and current uncertainties in the wireless market may reduce demand for PCS products and services.

     The wireless telecommunications industry is experiencing significant and rapid technological change, as evidenced by the increasing pace of digital upgrades in existing analog wireless systems, evolving industry standards, ongoing improvements in the capacity and quality of digital technology, shorter development cycles for new products and enhancements and changes in end-user requirements and preferences. Technological advances and industry changes could cause the technology used in our network to become obsolete. We rely on Sprint PCS for research and development efforts with respect to Sprint PCS products and services and with respect to the technology used on our network. Sprint PCS may not be able to respond to such changes and implement new technology on a timely basis, or at an acceptable cost.

     If Sprint PCS is unable to keep pace with these technological changes or other changes in the wireless communications market, the technology used on our network may become obsolete. In addition, other carriers are in the process of completing, or have completed, upgrades to one times radio transmission technology, or “1xRTT,” or other 3G technologies. 3G technology provides high-speed, always-on Internet connectivity and high-quality video and audio. Other carriers may introduce these new technologies or other competing technologies more rapidly than we do, which could put us at a competitive disadvantage. Additional steps beyond 1xRTT, which could include enhancement to new EV-DO or EV-DV technology, may be taken as demand for more robust data services or as the need for additional capacity develops. These additional steps may significantly increase our capital expenditures.

     We are a consumer business and an economic downturn in the United States involving significantly reduced consumer spending could negatively affect our results of operation.

     Individual consumers represent the majority of our subscriber base. In the event that an economic downturn similar to the one recently experienced by the United States and other countries occurs, and spending by individual consumers drops significantly, our business may be negatively affected.

     Failure to achieve and maintain effective internal controls could have a material adverse effect on our business and operating results.

     We are in the process of documenting and testing our internal control procedures in order to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act, which requires annual management assessments of the effectiveness of our internal controls over financial reporting and a report by our Independent Auditors addressing these assessments. During the course of our testing we may identify deficiencies which we may not be able to remediate in time to meet the deadline imposed by the Sarbanes-Oxley Act for compliance with the requirements of Section 404. In addition, if we fail to achieve and maintain the adequacy of our internal controls, as such standards are modified, supplemented or amended from time to time, we may not be able to ensure that we can conclude on an ongoing basis that we have effective internal controls over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act. Moreover, effective internal controls, particularly those related to revenue recognition, are necessary for us to produce reliable financial reports and are important to helping prevent financial fraud. If we cannot provide reliable financial reports or prevent fraud, our business and operating results could be harmed and investors could lose confidence in our reported financial information.

THE REORGANIZATION

History of Horizon PCS, Inc.

     Horizon PCS, Inc. was formed in 2000 as the holding company of Horizon Personal Communications, Inc. and Bright Personal Communications Services, LLC, both of which are the parties to our affiliation agreements with Sprint PCS. In September 2000, we issued $295.0 million aggregate face amount of 14% senior discount notes, entered into our former senior secured credit facility and issued convertible preferred stock. In December 2001, we issued $175.0 million aggregate amount of 13 3/4% senior notes.

     On August 15, 2003, we filed voluntary petitions in the Bankruptcy Court seeking relief from our creditors pursuant to Chapter 11 of the Bankruptcy Code. Our decision to file was based on a combination of factors including weakness in the wireless telecommunications industry and the economy generally and increased operating losses that we believe were caused in part by actions of Sprint PCS, such as Sprint PCS’ decision in 2001 to require its PCS Affiliates to adopt the ClearPay program (see “Business — Products and Services — Account spending limits”). In addition, Sprint PCS decreased the roaming rate and imposed new and higher fees on us under the affiliation agreement. We believe actions by Sprint PCS made it difficult for us to comply with our debt service obligations, which resulted in a covenant default under our senior secured credit facility and the subsequent acceleration of the indebtedness under our senior secured credit facility. As a result, we filed for Chapter 11 protection in order to preserve, protect and maximize our assets while restructuring our business and financial obligations and addressing issues with Sprint PCS. Accordingly, in connection with our bankruptcy filing, we filed a complaint against Sprint Corporation and certain of its affiliates alleging several claims, including a claim that Sprint PCS breached its affiliation agreements with us. As part of the Sprint Transaction, we settled this litigation on June 15, 2004.

     In connection with our Chapter 11 proceeding, we took a number of steps to reposition our business for improved financial results, including:

•	reducing the number of employees by 346, from 527 as of June 30, 2003 to 181 as of December 31, 2004;

•	closing 25 of our company-owned retail stores and transferring 7 such stores to Sprint PCS; and

•	negotiating an agreement with Sprint PCS that resulted in a net payment to us of approximately $33.0 million in connection with the discontinuation of our unprofitable operations in the NTELOS markets, the sale of our NTELOS market assets to Sprint PCS and the settlement of our litigation with Sprint PCS.

     Our bankruptcy also permitted us to implement a number of network cost savings initiatives:

•	Network Reconfiguration. We changed the architecture of our network to make our backhaul network more efficient. Our backhaul network is the network of circuits that brings traffic from our towers to our switches. The changes we made to our backhaul network involved rejecting existing circuit leases and replacing them with new, more favorable circuit leases. Each of the new circuit leases has already been executed. As we migrated traffic onto new or surviving circuits, we rejected the unnecessary circuit leases.

•	Network Grooming. We consolidated our traffic onto fewer circuits and rejected unnecessary circuit leases.

•	Site Optimizations. We rejected leases for on-site back-up generators that we believed were unnecessary. We also rejected leases for several unlaunched tower sites.

     On June 1, 2004, the Bankruptcy Court authorized the offering of the senior notes. On June 27, 2004, we filed our Plan of Reorganization with the Bankruptcy Court. We filed an amended Plan of Reorganization on August 12, 2004 and on September 20, 2004. The Plan of Reorganization included a classification of claims against us and specified how each class of claims would be treated upon confirmation of the Plan of Reorganization.

     On September 21, 2004, the Bankruptcy Court confirmed the amended Plan of Reorganization, which became effective on October 1, 2004.

Material Terms of the Plan of Reorganization

     Under the Plan of Reorganization, the net proceeds from the senior notes were used to help fund, in full, the cash payment to the lenders under our former senior secured credit facility and to permanently retire the loans thereunder. The remaining net proceeds, together with other available cash, were used by us to satisfy other secured claims, administrative and other priority claims and unsecured convenience claims, and to pay fees and expenses related to the Reorganization. Additionally, all of our subordinated claims were discharged and all of our existing capital stock was cancelled.

     The Plan of Reorganization authorized us to issue 25 million shares of our common stock upon our emergence from bankruptcy. Approximately 9.0 million shares were issued, pursuant to an exemption provided by Section 1145 of the U.S. Bankruptcy Code, to holders of our former senior notes and senior discount notes, which were cancelled, and to certain of our general unsecured creditors in satisfaction and retirement of their respective claims. In addition, 986,702 shares were reserved under our 2004 Stock Incentive Plan for issuance to certain members of our management, directors and other employees post-Reorganization. As a result of these issuances, certain of our former noteholders became the principal equity holders of Horizon PCS, Inc. upon confirmation of the Plan of Reorganization. See “Principal Stockholders.”

     The Plan of Reorganization also provided for various other matters relating to our operations post-Reorganization, including the following:

•	our assumption of our affiliation agreements with Sprint PCS (as they existed after the Sprint Transaction);

•	our assumption of all other contracts and leases that were not previously rejected or rejected pursuant to the terms of the Plan of Reorganization;

•	the appointment of our existing executive officers as the executive officers of the reorganized Horizon PCS;

•	the appointment of five new directors to Horizon PCS, Inc.’s board of directors, designated by the Official Bondholders Committee, pursuant to which Lawrence Askowitz, Timothy G. Biltz, Anthony Civale, Jeffrey W. Jones and Robert A. Katz were appointed in October 2004. See “Management;” and

•	our release of claims against (i) all of our officers, directors and employees, in each case, as of the date of the commencement of the hearing on the disclosure statement in their capacities as such; (ii) our Official Committee of Unsecured Creditors and Official Bondholders Committee and all of their respective members, in their capacities as such; (iii) the trustees under the indenture for our former senior discount notes and former senior notes, in their respective capacities as such; (iv) the lenders under our former senior secured credit facility, in their capacities as such; (v) the agent for the lenders under our former senior secured credit facility, in its capacity as such; (vi) the holders of the senior notes, in their capacity as such; and (vii) with respect to each of the above-named persons, such person’s present affiliates, principals, employees, agents, officers, directors, financial advisors, attorneys and other professionals, in their capacities as such.

Effect of the Reorganization

     As a result of the consummation of the Reorganization, our former senior secured credit facility was repaid in full and terminated, and the former senior discount notes and former senior notes were cancelled and holders thereof received shares of our new common stock.

     Under the Plan of Reorganization, all of our former equity securities, including our old convertible preferred stock and the obligation to pay dividends thereon, were cancelled.

     In connection with our bankruptcy, we defaulted on most of our pre-petition obligations, including our former secured credit facility, former senior notes, former senior discount notes, leases, accounts payable, taxes payable, and most other contractual obligations. In connection with confirmation of the Plan of Reorganization, we rejected many of these leases and other contracts. The pre-petition claims were discharged and cancelled and the unsecured creditors received cash payments and/or distributions of new common stock, which were less than the full value of their claims.

Accounting Impact of the Reorganization

     Pursuant to American Institute of Certified Public Accountants, or “AICPA,” Statement of Position 90-7, “Financial Reporting by Entities in Reorganization under the Bankruptcy Code,” or “SOP 90-7,” the accounting for the effects of the Reorganization occurred once the confirmation of our Plan of Reorganization by the Bankruptcy Court became effective on October 1, 2004. The fresh-start accounting principles pursuant to SOP 90-7 required, among other things, for us to determine the value assigned to the assets of reorganized Horizon PCS, Inc. as of the effective date.

     Under fresh-start accounting, our reorganization value was allocated to our assets based on their respective fair values in conformity with the purchase method of accounting for business combinations. For financial reporting purposes, we have applied fresh-start accounting as of October 1, 2004.

     Our assets prior to September 30, 2004 did not give effect to the adjustments that resulted from the adoption of fresh-start accounting, which caused our reported financial condition to change materially. Accordingly, our financial condition and results of operations from and after October 1, 2004, are not comparable to the financial condition or results of operations reflected in our historical financial statements included elsewhere in this prospectus.

USE OF PROCEEDS

     We will not receive any proceeds from the exchange offer. In consideration for issuing the registered notes, we will receive our outstanding notes in like original principal amount at maturity. All outstanding notes received in the exchange offer will be cancelled. Because we are exchanging the registered notes for the outstanding notes, which have substantially identical terms, the issuance of the registered notes will not result in any increase in our indebtedness. The exchange offer is intended to satisfy our obligations under the registration rights agreement.

CAPITALIZATION

     The following table shows our cash and cash equivalents, long-term debt, stockholders’ equity and capitalization as of December 31, 2004. You should read this table in conjunction with the information under the heading “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our historical consolidated financial statements and related notes and the other financial information included elsewhere in this prospectus.

As of December 31,
2004
($ in thousands)
Cash and cash equivalents	$55,541

Long-term debt:
Senior notes	125,000
Stockholders’ equity :
Preferred stock, par value $0.0001 per share, 10,000,000 shares authorized; none outstanding	—
Common stock, par value $0.0001 per share, 25,000,000 shares authorized; 8,909,568 outstanding	1
Additional paid-in capital	157,235
Accumulated deficit	(24,042)

Total stockholders’ equity	$133,194

Total capitalization	258,194

SELECTED HISTORICAL FINANCIAL DATA

     We derived the following statement of operations and balance sheet data as of December 31, 2004 and 2003 and for the period from January 1, 2004 through September 30, 2004 and the period from October 1, 2004 through December 31, 2004 and each of the years ended December 31, 2003 and 2002, from our audited consolidated financial statements, included elsewhere in this prospectus. We derived the following statement of operations and balance sheet data as of December 31, 2001 and December 31, 2000, and for the years then ended from our audited consolidated financial statements, which are not included in this prospectus.

     In accordance with the American Institute of Certified Public Accountants Statement of Position 90-7, “Financial Reporting by Entities in Reorganization under the Bankruptcy Code,” we adopted fresh start accounting as of October 1, 2004, and our emergence from Chapter 11 resulted in a new reporting entity. The periods as of and prior to September 30, 2004 have been designated “Predecessor Company” and as of October 1, 2004 and the periods subsequent to September 30, 2004 have been designated as “Successor Company.” Under fresh start accounting, our reorganization equity value was allocated to the assets based on their respective fair values and was in conformity with SFAS No. 141, Business Combinations. As a result of the implementation of fresh start accounting, our financial statements after the effective date are not comparable to our financial statements for prior periods.

     Our financial statements as of December 31, 2004 and 2003 and for the period from January 1, 2004 through September 30, 2004 and the period from October 1, 2004 through December 31, 2004, and the years ended December 31, 2003 and 2002, were audited by KPMG LLP, independent registered public accounting firm.

      The report from KPMG for the year ended December 31, 2003, delivered to us in 2004, included an explanatory paragraph which states that there was substantial doubt about Horizon PCS’ ability to continue as a going concern. We believe that the issues that caused KPMG to doubt our ability to continue as a going concern, as well as the uncertainty related to the bankruptcy proceedings, were addressed by our reorganization. The report from KPMG for the year ended December 31, 2004 contained herein does not include any such reference to our ability to continue as a going concern.

     Our historical financial statements for the periods prior to June 15, 2004 reflect our financial position and results of operations inclusive of the operation of our NTELOS markets in Virginia and West Virginia. As a result of the June 15, 2004 closing of the Sprint Transaction, we no longer operate in, or own the assets associated with, those markets. See “The Sprint PCS Agreements.” Our historical financial statements for the periods ending prior to October 1, 2004 reflect our financial position and results of operations prior to emergence from bankruptcy. See “The Reorganization.”

     The selected historical financial information set forth below should be read in conjunction with our audited consolidated financial statements and any related notes thereto, “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and “Selected Historical Financial Data” included elsewhere in this prospectus.

	Successor	Predecessor
	Company	Company
	October 1, 2004	January 1, 2004	Year Ended December 31,
	Through	Through
	December 31, 2004	September 30, 2004	2003	2002	2001	2000
	(In thousands, except per share data)
Statements of Operations Data:
Operating revenues:
Subscriber revenues	$28,093	$119,289	$188,672	$152,409	$77,658	$17,725
Roaming revenues	15,520	49,243	61,728	55,782	38,540	8,408
Equipment revenues	1,593	4,036	5,166	7,847	7,106	3,061

Total operating revenues	45,206	172,568	255,566	216,038	123,304	29,194

Operating expenses:
Cost of service	23,812	107,138	181,306	167,128	100,516	27,452
Cost of equipment	2,261	4,154	13,351	19,189	14,872	9,775
Selling and marketing	5,767	18,812	39,550	52,601	48,993	18,026
General and administrative	7,887	21,433	38,395	41,650	28,384	12,477
Reorganization (income) expenses(a)	—	(74,613)	118,802	—	—	—
Non-cash compensation	641	145	620	681	1,434	490
Depreciation and amortization	25,539	24,568	111,310	40,271	18,519	6,135
Loss (gain) on sale of PCS assets	—	(42,063)	216	632	1,297	—
Impairment of goodwill and impact of acquisition-related deferred taxes	—	—	—	13,222	—	—

Total operating expenses	65,907	59,574	503,550	335,374	214,015	74,355

Operating income (loss)	(20,701)	112,994	(247,984)	(119,336)	(90,711)	(45,161)
Gain (loss) on exchange of stock	—	—	—	—	(400)	11,551
Interest income and other, net	271	833	885	2,989	5,063	4,804
Interest expense, net of capitalized interest	(3,612)	(8,702)	(44,718)	(60,601)	(27,434)	(10,318)
Cancellation of debt	—	321,944	—	—	—	—

Income (loss) from continuing operations before income tax (expense) benefit	(24,042)	427,069	(291,817)	(176,948)	(113,482)	(39,124)
Income tax (expense) benefit	—	—	6,031	—	—	(1,075)

Income (loss) on continuing operations	(24,042)	427,069	(285,786)	(176,948)	(113,482)	(40,199)
Income (loss) on discontinued operations	—	—	—	—	—	141

Income (loss) before extraordinary item	(24,042)	427,069	(285,786)	(176,948)	(113,482)	(40,058)

Extraordinary loss, net of tax benefit of $262 in 2000	—	—	—	—	—	(486)

Net income (loss)	(24,042)	427,069	(285,786)	(176,948)	(113,482)	(40,544)
Preferred stock dividend	—	(10,135)	(12,680)	(11,756)	(10,930)	(2,782)

Net income (loss) attributable to common stockholders	$(24,042)	$416,934	$(298,466)	$(188,704)	$(124,412)	$(43,326)

Basic and diluted loss per share attributable to common stockholders	$(2.70)

Other Data:
Capital expenditures	$2,619	$1,641	$5,203	$63,083	$116,574	$83,630
Deficiency of earnings to fixed charges(b)	$24,116	n/a	$290,994	$180,337	$119,777	$40,488
Ratio of earnings to fixed charges(b)	n/a	2.1	n/a	n/a	n/a	n/a

	Successor	Predecessor
	As of December 31,
	2004	2003	2002	2001	2000
	(in thousands)
Balance Sheet Data:
Cash and cash equivalents(c)	$55,541	$70,651	$86,137	$123,776	$191,417
Property and equipment, net	106,258	171,788	239,537	214,868	109,702
Total assets	290,192	283,524	443,125	481,338	385,295
Total liabilities not subject to compromise	156,998	40,005	585,567	447,956	238,300
Liabilities subject to compromise(d)	—	670,734	—	—	—
Senior Notes due 2012	125,000	—	—	—	—
Redeemable convertible preferred stock	—	169,785	157,105	145,349	134,422
Stockholders’ equity (deficit)	133,194	(597,000)	(299,547)	(111,967)	12,573

(a)	Reorganization (income) expenses relate to expenses incurred and amounts accrued as a direct result of our Chapter 11 filing and include professional fees, adjustments to carrying value of debt, employee severance payments, employee retention payments, lease termination accruals and other items. Reorganization items also include fresh-start adjustments during the period January 1, 2004 through September 30, 2004. Reorganization items are separately identified in the notes to our financial statements included elsewhere in this prospectus.

(b)	For purposes of computing the deficiency of earnings (before taxes) to fixed charges, fixed charges consist of interest expense, capitalized interest, amortization of deferred financing costs and a portion of our rental expense. We assumed that one-third of our rental expense should be included in fixed charges. The deficiency of earnings before fixed charges is the amount required for the ratio of earnings to fixed charges to be one-to-one.

(c)	Excludes restricted cash of $48.7 million, $24.1 million, $12.0 million and zero as of December 31, 2001, 2002, 2003 and 2004, respectively, relating to our former senior notes.

(d)	The 2003 amount includes approximately $625.0 million related to our former senior discount notes, former senior notes and former senior secured credit facility. See notes to our consolidated financial statements included elsewhere in this prospectus for further information.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The discussion in this section is based upon our historical financial statements. The financial statements as of and for the year ended December 31, 2004 reflect the effects of the Reorganization, the Sprint Transaction, the termination of our operations in the NTELOS markets, and related transactions that were completed during 2004. The financial statements for prior periods do not reflect these transactions, and therefore the 2004 financial results are not comparable to results for 2003 and 2002.

Business Overview

     We became one of the five charter PCS Affiliates of Sprint in June 1998, when we were awarded our initial seven markets in Ohio, West Virginia and Kentucky with a total population of approximately 1.6 million. Since then, we expanded our territory and our business and, as of December 31, 2004, we had a total population of approximately 7.4 million and a covered population of approximately 5.4 million residents in our territory with approximately 183,100 subscribers.

     We entered into affiliation agreements with Sprint PCS in June 1998 and launched Sprint PCS service in November 1998. As a Sprint PCS Affiliate, the pricing of services and handsets to our subscribers is generally established by Sprint PCS. In addition, the costs payable by us to Sprint PCS for our subscriber processing, customer care and subscriber billing are also established by Sprint PCS. As a result, we attempt to manage our results of operations largely by determining within parameters established by Sprint PCS the credit quality of the subscribers for whom we activate service and the number of our company-owned stores and local third-party distributors in our territory with which we enter into agreements to sell Sprint PCS products and services. As our network build-out is complete, the amount of capital expenditures that Sprint PCS can require us to incur for network operations relates primarily to upgrading our network to new technologies in order to maintain compatibility with Sprint PCS’ network and provide additional coverage within our territory at our discretion.

     A significant part of our subscriber acquisition costs relates to costs that we pay, as allocated to us by Sprint PCS, to subsidize the cost of the handsets purchased by our subscribers. As a result, we attempt to manage the rate at which we add new subscribers. We monitor the creditworthiness of our subscribers, as we bear the risk of the collectibility of their bills for Sprint PCS services and impose deposits where warranted by their credit profiles. Our results of operations are based on the collectibility of our subscribers’ monthly recurring charges, the charges for minutes of use on our network by our subscribers who exceed the minutes in their plan and the payments we receive from Sprint PCS for minutes of use on our network by Sprint PCS subscribers and non-Sprint PCS subscribers who are not based in our territory.

     On June 15, 2004, we completed our settlement agreements with Sprint and exited the markets in Virginia and West Virginia that were previously operated under a Network Services Agreement with NTELOS, Inc. The sale of our NTELOS markets included the economic interest in approximately 92,500 subscribers and seven retail stores.

     On March 17, 2005, we entered into an Agreement and Plan of Merger with iPCS, another Sprint PCS Affiliate. If the merger is consummated, we will be merged with and into iPCS and our results will be combined with those of iPCS.

Reorganization

     On August 15, 2003, we and our subsidiaries filed voluntary petitions for reorganization under Chapter 11 of the United States Bankruptcy Code. In conjunction with the bankruptcy process, we reviewed all current contracts, rejected unfavorable agreements in accordance with Section 365 of the Bankruptcy Code, and negotiated more favorable terms with vendors, where appropriate. We filed an amended Plan of Reorganization on August 12, 2004, and the Bankruptcy Court confirmed our Plan on September 21, 2004. The Plan of Reorganization became effective on October 1, 2004.

Implementation of Fresh-Start Accounting

     Pursuant to American Institute of Certified Public Accountants, or “AICPA,” Statement of Position 90-7 “Financial Reporting by Entities in Reorganization under the Bankruptcy Code,” or “SOP 90-7,” the accounting for the effects of the Reorganization began once the Plan of Reorganization was confirmed by the Bankruptcy Court, which became effective on October 1, 2004. The fresh-start accounting principles pursuant to SOP 90-7 provide, among other things, for us to determine the value to be assigned to the assets of reorganized Horizon PCS, Inc. as of the confirmation date.

     We adopted fresh-start accounting as of October 1, 2004 and our emergence from Chapter 11 resulted in a new reporting entity. The periods as of September 30, 2004 and prior to October 1, 2004 have been designated “Predecessor Company” and the periods subsequent to September 30, 2004 have been designated “Successor Company”. Under fresh-start accounting, our reorganization value was allocated to our assets based on their respective fair values in conformity with the purchase method of accounting for business combinations. Intangible assets were identified and valued accordingly in conformity with the purchase method. As a result of the implementation of fresh-start accounting, our financial statements after the effective date are not comparable to our financial statements for prior periods.

     For periods prior to October 1, 2004, reported assets do not give effect to the adjustments that resulted from the adoption of fresh-start accounting. Accordingly, our financial condition and results of operations from and after the effective date of the Plan of Reorganization are not comparable to the financial condition or results of operations reflected in our historical financial statements included elsewhere in this prospectus.

     During this process, we identified three intangible assets to be reflected in our financial statements: $1.2 million for licensed spectrum, $63.2 million for the subscriber base and $56.0 million for the Sprint PCS affiliation agreements. The licensed spectrum has an indefinite life. The subscriber bases and Sprint PCS affiliation agreements are to be amortized over their estimated remaining useful lives of 24 months and 13.7 years, respectively.

Successor Company for the Three Months Ended December 31, 2004 Compared to the Predecessor Company Three Months Ended December 31, 2003

Key Metrics

     The following discussion details key operating metrics and financial performance for the three months ended December 31, 2004 (“Successor Company”), compared to the three months ended December 31, 2003 (“Predecessor Company”).

     We provide certain financial measures that are calculated in accordance with generally accepted accounting principles in the United States (“GAAP”) to assess our financial performance. In addition, we also use non-financial terms, such as churn, which are metrics used in the wireless communications industry and are not measures of financial performance under GAAP.

     Subscriber Additions. For the three months ended December 31, 2004, our net subscribers decreased by approximately 1,300 subscribers. We expect our subscriber additions to begin increasing in 2005 as we resume building our subscriber base. Our subscriber base as of December 31, 2004 consisted of approximately 81% prime credit subscribers compared to approximately 79% as of December 31, 2003. Prime credit subscribers are those customers with a favorable credit rating.

     Churn. Churn is the monthly rate of subscriber turnover that results from both voluntarily and involuntarily discontinued service during the month. Churn is computed by dividing the number of subscribers that discontinued service during the month, net of 30-day returns, by the beginning subscriber base for the period. Churn for the three months ended December 31, 2004 was 3.5% compared to 3.3% for the three months ended December 31, 2003. We believe churn will increase in the first half of 2005, as our network is nearing capacity. In January 2005, we signed an agreement with Nortel to replace approximately half of our base stations with Nortel equipment, specifically in Ohio, Indiana and Tennessee. We believe this replacement will improve the quality of our network and lead to lower churn and higher subscriber additions later in 2005.

Results of Operations

     Revenues. The following table sets forth a breakdown of our revenues by type:

	Successor Company		Predecessor Company
	Three Months Ended		Three Months Ended
	December 31,		December 31,
	2004		2003
	Amount	%	Amount	%
	(dollars in thousands)
Subscriber revenues	$28,093	62%	$46,745	71%
Roaming revenues	15,520	34%	18,323	28%
Equipment revenues	1,593	4%	644	1%

Total revenues	$45,206	100%	$65,712	100%

     Subscriber revenues. Subscriber revenues for the three months ended December 31, 2004 were approximately $28.1 million, compared to approximately $46.7 million for the three months ended December 31, 2003, a decrease of approximately $18.6 million. Approximately $16.1 million of the decline was due to the sale of the NTELOS markets in the Sprint Transaction. The balance of the decline, approximately $2.5 million, was in our basic service and minute sensitive revenues due to the decline in our subscriber base. We provided PCS service to approximately 183,100 subscribers at December 31, 2004, compared to approximately 292,600 at December 31, 2003.

     Roaming revenues. Roaming revenues decreased from approximately $18.3 million during the three months ended December 31, 2003, to approximately $15.5 million for the three months ended December 31, 2004, a decline of approximately $2.8 million. This decrease reflected the loss of roaming revenues of approximately $5.8 million from the sale of the NTELOS markets, and an increase of approximately $3.0 million from increased minutes of use, particularly in our $.10 markets.

     Equipment revenues. Equipment revenues for the three months ended December 31, 2004 were approximately $1.6 million, compared to approximately $600,000 for the three months ended December 31, 2003, representing an increase of approximately $1.0 million. The increase was attributable to selling a greater number of handsets at a higher sales price during the three months ended December 31, 2004 as compared to 2003. We sold approximately 12,400 handsets at our retail stores during the three months ended December 31, 2004 as compared to approximately 6,100 during the three months ended December 31, 2003.

     Cost of service. Cost of service for the three months ended December 31, 2004 was approximately $23.8 million, compared to approximately $43.0 million for the three months ended December 31, 2003, a decrease of approximately $19.2 million. Cost of service declined approximately $17.5 million in 2004 as a result of the sale of the NTELOS markets. Network operating expenses also declined approximately $1.7 million, including payroll and other benefits.

     Cost of equipment. Cost of equipment includes the cost of handsets and accessories sold to our subscribers by our stores and our direct sales force. Cost of equipment for the three months ended December 31, 2004 was approximately $2.3 million, compared to approximately $900,000 for the three months ended December 31, 2003, an increase of approximately $1.4 million. Cost of equipment increased as a result of more handsets and accessories sold during 2004. We sold approximately 12,400 handsets at our retail stores during the three months ended December 31, 2004 as compared to approximately 6,100 sold during the three months ended December 31, 2003.

     Selling and marketing expenses. Selling and marketing expenses were approximately $5.8 million for the three months ended December 31, 2004 compared to approximately $6.7 million for the three months ended December 31, 2003, a decrease of approximately $900,000. The sale of the NTELOS markets accounted for approximately $1.9 million of the decrease, offset by an increase of approximately $1.0 million attributable to increased spending on marketing and advertising since emerging from bankruptcy. Selling and marketing expenses include the costs associated with operating our retail stores, including marketing, advertising, payroll and sales commissions. Selling and marketing expenses also include commissions paid to national and local third-party distribution channels and subsidies on handsets sold by third parties for which we do not record revenue. We expect selling and marketing expenses to continue increasing as we resume building our subscriber base.

     General and administrative expenses. General and administrative expenses for the three months ended December 31, 2004 were approximately $7.9 million compared to approximately $7.9 million for the three months ended December 31, 2003, essentially flat. The activity reflected a reduction in general and administrative expenses of $1.7 million related to the sale of the NTELOS markets, offset by an increase of approximately $1.1 million in legal and financial consulting expenses and approximately $600,000 of other general expenses.

     Reorganization items. Reorganization expenses for the three months ended December 31, 2003 were approximately $6.3 million consisting of approximately $5.7 million of professional fees and $600,000 of key employee retention plan payments.

     Non-cash compensation expense. We recorded approximately $641,000 and $155,000 for the three months ended December 31, 2004 and 2003, respectively, for stock options granted in October 2004 and November 1999, respectively. The increase was a result of the Predecessor’s options being cancelled as a result of the reorganization on October 1, 2004 and new options being granted in October 2004.

     Depreciation and amortization expense. Depreciation and amortization expenses increased by approximately $17.2 million to a total of approximately $25.5 million for the three months ended December 31, 2004. The increase was the result of revaluing the property, plant and equipment and intangible assets during the application of fresh-start accounting. The property, plant and equipment adjustments resulted in an increase of approximately $8.3 million for the three months ended December 31, 2004 as compared to the same period in 2003. Approximately $8.9 million of the increase was due to the revalued intangible assets. Under fresh-start accounting, the remaining useful lives were recasted, resulting in a shorter remaining life and thus greater depreciation expense. We expect the expense to continue at this pace in 2005.

     Interest income and other, net. Interest income and other income for the three months ended December 31, 2004 was approximately $300,000 compared to approximately $200,000 in 2003 and consisted primarily of interest income. This increase was due to lowering the balance of cash on hand and increasing the amount invested in corporate bonds and commercial paper.

     Interest expense, net. Interest expense for the three months ended December 31, 2004 was approximately $3.6 million, compared to approximately $2.1 million for the same period in 2003.

     We accrue interest at a rate of 11 3/8% annually on our $125.0 million senior notes issued in July 2004 and began making semi-annual payments on January 15, 2005. Interest expense on the $125.0 million senior notes was approximately $3.6 million for the three months ended December 31, 2004. For the three months ended December 31, 2003, interest expense on the $105.0 million term A and $50.0 term B loans was approximately $1.4 million and $700,000, respectively.

     Interest expense for the three months ended December 31, 2004 also includes approximately $100,000 in amortization of deferred financing fees related to our $125.0 million senior notes, offset by approximately $100,000 of capitalized interest.

     Preferred stock dividend. We recorded preferred stock dividend expense of approximately $3.3 million for the three months ended December 31, 2003 and no expense for the comparable quarter in 2004 due to the cancellation of our preferred stock as a result of our reorganization on October 1, 2004.

Results of Operations

For the Nine Months Ended September 30, 2004 Compared to the Nine Months Ended September 30, 2003

Key Metrics

     The following discussion details key operating metrics and financial performance of the Predecessor Company for the nine months ended September 30, 2004, compared to the nine months ended September 30, 2003. This discussion includes the fresh-start adjustments and cancellation of debt resulting from the application of fresh-start accounting to the Predecessor Company.

     Subscriber Additions. For the nine months ended September 30, 2004, our net subscribers decreased by approximately 108,200 subscribers. This decrease included approximately 92,500 subscribers related to the NTELOS markets that were sold in June 2004. Gross activations during the first nine months of 2004 were 53% lower than the same period in 2003 due to restricted marketing activities in an effort to conserve cash during our bankruptcy. Our subscriber base as of September 30, 2004 consisted of approximately 81% prime credit subscribers compared to approximately 77% as of September 30, 2003.

     Churn. Churn for the nine months ended September 30, 2004 was 3.1% compared to 3.2% for the nine months ended September 30, 2003, essentially flat.

Results of Operations

Revenues. The following table sets forth a breakdown of our revenues by type:

	Predecessor Company
	Nine Months Ended		Nine Months Ended
	September 30,		September 30,
	2004		2003
	Amount	%	Amount	%
	(dollars in thousands)
Subscriber revenues	$119,289	69%	$141,926	75%
Roaming revenues	49,243	29%	43,406	23%
Equipment revenues	4,036	2%	4,522	2%

Total revenues	$172,568	100%	$189,854	100%

     Subscriber revenues. Subscriber revenues for the nine months ended September 30, 2004 were approximately $119.3 million, compared to approximately $141.9 million for the nine months ended September 30, 2003, a decrease of approximately $22.6 million. Approximately $19.1 million of the decline in subscriber revenues was the result of the sale of the NTELOS markets in the Sprint Transaction. We provided PCS service to approximately 184,500 subscribers at September 30, 2004, compared to approximately 301,100 at September 30, 2003.

     Roaming revenues. Roaming revenues increased from approximately $43.4 million for the nine months ended September 30, 2003, to approximately $49.2 million for the nine months ended September 30, 2004, an increase of approximately $5.8 million. This increase reflected increased minutes of use, particularly in our $.10 markets.

     Equipment revenues. Equipment revenues for the nine months ended September 30, 2004 were approximately $4.0 million, compared to approximately $4.5 million for the nine months ended September 30, 2003, a decrease of approximately $500,000. The decrease was attributable to selling a lower number of handsets during the nine months ended September 30, 2004 as compared to 2003, offset by a higher selling price per handset during 2004. We sold approximately 24,200 handsets at our retail stores for the nine months ended September 30, 2004 as compared to approximately 67,300 sold for the nine months ended September 30, 2003.

     Cost of service. Cost of service for the nine months ended September 30, 2004 was approximately $107.1 million, compared to approximately $138.3 million for the nine months ended September 30, 2003, a decrease of approximately $31.2 million. Cost of service declined approximately $20.6 million due to the sale of the NTELOS markets. In addition, Sprint customer service expenses decreased by $4.5 million due to a lower subscriber base and network operations and customer care expenses decreased by $5.6 million and $500,000, respectively.

     Cost of equipment. Cost of equipment for the nine months ended September 30, 2004 was approximately $4.2 million, compared to approximately $12.4 million for the nine months ended September 30, 2003, a decrease of approximately $8.2 million. Cost of equipment declined primarily as a result of less handsets and accessories sold during 2004. We sold approximately 24,200 handsets at our retail stores during the nine months ended September 30, 2004 compared to approximately 67,300 sold during the nine months ended September 30, 2003.

     Selling and marketing expenses. Selling and marketing expenses decreased to approximately $18.8 million for the nine months ended September 30, 2004, compared to approximately $32.9 million for the nine months ended September 30, 2003, a decrease of approximately $14.1 million. This decrease was attributable to the workforce reduction and lower spending to conserve cash during our reorganization. We expect selling and marketing expenses to increase as we resume building our subscriber base.

     General and administrative expenses. General and administrative expenses for the nine months ended September 30, 2004 were approximately $21.4 million compared to approximately $30.5 million for the nine months ended September 30, 2003, a decrease of approximately $9.1 million. The decrease reflected a reduction of $2.7 million in Sprint management fees and bad debt expense resulting from the sale of our NTELOS markets. The decrease in 2004 general and administrative expenses also included approximately $3.9 million reduction in legal and financial consulting fees, a $400,000 decrease in the Sprint PCS management fees, a decrease of approximately $200,000 in the other general expenses and a decrease of $1.9 million for our provision for doubtful accounts, reflecting the positive effects of the increased credit quality of our subscriber base.

     Reorganization items. Reorganization income, net of expense, was approximately $74.6 million for the period from January 1, 2004 to October 1, 2004 consisting of approximately $92.4 million of income from fresh-start adjustments, and expenses of $17.8 million, including: $15.1 million of professional fees, $300,000 of expenses related to store closings, $1.6 million of key employee retention plan payments and $800,000 of employee separation expenses. Reorganization expenses for the nine months ended September 30, 2003 were $112.5 million, consisting of $18.1 million of amortization of debt issuance fees, $16.1 million of amortization of warrants, $73.8 million of accelerated accretion of the senior notes, $2.8 million related to store closings and $1.7 million of employee separation expenses.

     Non-cash compensation expense. We recorded non-cash compensation expense of approximately $145,000 and $465,000 for the nine months ended September 30, 2004 and 2003, respectively, for stock options granted in November 1999. These options were cancelled as a result of the reorganization on October 1, 2004.

     Depreciation and amortization expense. Depreciation and amortization expenses decreased by approximately $4.7 million to a total of approximately $24.6 million for the nine months ended September 30, 2004. The decrease was the result of the impairment of intangible assets and property and equipment recorded in June 2003.

     Impairment of intangible assets and property and equipment. We were not in compliance with the loan covenants under our senior credit facility as of June 30, 2003. As a result, we completed an impairment assessment of our intangible assets and property and equipment in accordance with SFAS No. 144. This assessment resulted in the Company recording impairment charges of approximately $39.2 million on its intangible assets and approximately $34.6 million on its property and equipment in June 2003. We performed these valuations utilizing the current market information available.

     Gain (loss) on sale of property and equipment. In June, 2004 we completed the sale of our NTELOS markets to Sprint, which included the economic interest in approximately 92,500 subscribers and seven retail stores. This transaction resulted in a gain of approximately $42.1 million. For the nine months ended September 30, 2003, we incurred a loss of approximately $200,000 related to the disposal of assets from two of our closed retail stores and a planned store that never opened.

     Interest income and other, net. Interest income and other income for the nine months ended September 30, 2004 was approximately $800,000 compared to approximately $700,000 in 2003 and consisted primarily of interest income. This increase was due primarily from income received on increased restricted cash.

     Interest expense, net. Interest expense for the nine months ended September 30, 2004 was approximately $8.7 million, compared to approximately $42.6 million for the same period in 2003.

     At September 30, 2004, the interest rate on the $105.0 million term loan A borrowed under our secured credit facility was 5.64%, while the interest rate on the $50.0 million term loan B was 6.14%. Interest expense on the secured credit facility was $5.8 million and $6.9 million for the nine months ended September 30, 2004 and 2003, respectively.

     We accrue interest at a rate of 11 3/8% annually on our $125.0 million senior notes issued in July 2004 and began making semi-annual interest payments on January 15, 2005. Interest expense on the $125.0 million senior notes was $2.9 million for the nine months ended September 30, 2004.

     Upon the bankruptcy filing, we fully accreted our 14.00% discount notes to their face value of $295.0 million. Interest expense on the 14.00% discount notes was approximately $18.8 million for the nine months ended September 30, 2003. In addition, interest expense for the $175.0 million senior notes was approximately $14.9 million during the nine months ended September 30, 2003, compared to no accrual for the comparable period in 2004 due to the suspension of interest on the notes as of our bankruptcy petition date.

     Interest expense for the nine months ended September 30, 2003 also included approximately $1.9 million in amortization of deferred financing fees related to our secured credit facility, our discount notes and our senior notes. We also recorded approximately $800,000 in interest expense in the 2003 nine month period related to commitment fees we paid on the unused portion of our secured credit facility.

     Capitalized interest for the nine months ended September 30, 2003 was approximately $700,000.

     Cancellation of Debt. Cancellation of debt consisted of approximately $321.9 million of adjustments to liabilities subject to compromise and equity in conjunction with the Plan of Reorganization on October 1, 2004.

     Income tax benefit. As a result of the impairment charge recorded in 2003, we recorded a tax benefit of approximately $6.0 million due to the reduction of a deferred tax liability related to intangible assets.

     Preferred stock dividend. We recorded preferred stock dividend expense of approximately $10.1 million for the nine months ended September 30, 2004 compared to $9.4 million for the nine months ended September 30, 2003. The preferred stock was cancelled as a result of our reorganization on October 1, 2004.

     Other comprehensive income (loss). Other comprehensive income of approximately $400,000 was recorded in the nine months ended September 30, 2003, reflecting gains on interest rate swap contracts that expired in 2003. During 2001, we entered into two separate two-year interest rate swap contracts, effectively fixing $50.0 million of the term loan B borrowed under the secured credit facility. Both swaps expired in 2003, and were not renewed.

Predecessor Company Year Ended December 31, 2003 Compared to Year Ended December 31, 2002

Key Metrics

     The following discussion details key operating metrics and focuses on the details of our financial performance for the 12 months ended December 31, 2003, compared to the 12 months ended December 31, 2002.

     Subscriber additions. As of December 31, 2003, we provided personal communication service to approximately 292,600 subscribers, compared to approximately 270,900 subscribers as of December 31, 2002. For the years ended December 31, 2003 and 2002, our net subscribers increased by approximately 21,700 and 78,600 subscribers, respectively. Gross activations slowed considerably during 2003, as we closed 20 of our retail stores by late July to conserve cash during the reorganization period.

     Churn. Churn for the year ended December 31, 2003 was 3.0% compared to 3.5% for the year ended December 31, 2002. During 2002, we experienced increased churn as a result of an increase in the number of sub-prime credit subscribers we added whose service was involuntarily discontinued during the period.

Results of Operations

     Revenues. The following table sets forth a breakdown of our revenues by type:

	Predecessor Company
	For the Year Ended December 31,
	2003		2002
	Amount	%	Amount	%
	(dollars in thousands)
Subscriber revenues	$188,672	74%	$152,409	71%
Roaming revenues	61,728	24%	55,782	26%
Equipment revenues	5,166	2%	7,847	3%

Total revenues	$255,566	100%	$216,038	100%

     Subscriber revenues. Subscriber revenues for the year ended December 31, 2003 were $188.7 million, compared to $152.4 million for the year ended December 31, 2002, an increase of $36.3 million. Of the $188.7 million in 2003 revenues, $64.6 million related to subscribers in the NTELOS markets we divested in June, 2004. The growth in subscriber revenues was primarily the result of growth in our subscriber base.

     Roaming revenues. Roaming revenues increased to $61.7 million for the year ended December 31, 2003 from $55.8 million for the year ended December 31, 2002, an increase of $5.9 million. This increase resulted from the continued expansion of our service territory as well as expanding roaming agreements with wireless carriers. $20.7 million of our roaming revenue related to revenue from the NTELOS markets we sold in June, 2004.

     Equipment revenues. Equipment revenues for the year ended December 31, 2003 were $5.2 million, compared to $7.8 million for the year ended December 31, 2002, a decrease of approximately $2.6 million. The decrease in equipment revenues was the result of our efforts to conserve cash during our reorganization period. We activated approximately 51,207 handsets at our retail stores in 2003, compared to approximately 75,726 activations in 2002.

     Cost of service. Cost of service for the year ended December 31, 2003 was $181.3 million, compared to $167.1 million for the year ended December 31, 2002, an increase of $14.2 million. This increase reflected an increase of $4.7 million in roaming expense and long-distance charges and the increase of $8.6 million in costs incurred under our network services agreement with NTELOS, both the result of our subscriber growth during 2003. Our cost of service expense related to NTELOS was approximately $41.6 million in 2003, compared to $33.0 million in 2002. Network operations payroll expense decreased by approximately $1.4 million in 2003 as a result of the reduction in work force implemented in July 2003. Customer care, activation and billing expenses increased by approximately $2.2 million in 2003 due to the increase in our subscriber base. Variable connectivity expenses, including interconnection and national platform expenses, decreased by approximately $400,000, reflecting our ongoing efforts to reduce interconnection charges by negotiating more favorable terms with our vendors. Other costs of service expenses increased in the aggregate by approximately $500,000 in 2003.

     Cost of equipment. Cost of equipment for the year ended December 31, 2003 was $13.4 million, compared to $19.2 million for the year ended December 31, 2002, a decrease of $5.8 million. As stated earlier, we activated fewer handsets at our retail stores in 2003 to conserve cash during our reorganization period.

     Selling and marketing expenses. Selling and marketing expenses were $39.6 million for the year ended December 31, 2003, compared to $52.6 million for the year ended December 31, 2002, a decrease of $13.0 million. We closed 20 of our retail stores by late July 2003, thus incurring approximately $900,000 less in retail store costs during 2003. In addition, we decreased our advertising in 2003, resulting in savings of approximately $7.0 million. Commissions paid to third parties declined by approximately $1.8 million in 2003, and subsidies on handsets sold by third parties decreased $3.3 million.

     General and administrative expenses. General and administrative expenses for the year ended December 31, 2003 were approximately $38.4 million, compared to approximately $41.7 million in 2002, a decrease of approximately $3.3 million. The decrease reflected an approximate $8.0 million reduction in our provision for doubtful accounts, due primarily to the write-off of ClearPay and certain other sub-prime subscribers (defined in “Business — Products and Services — Account spending limits”) in 2002; an approximate $3.0 million increase in Sprint management fees, due to higher subscriber revenues in 2003; and an increase of approximately $1.7 million in other general expenses due primarily to higher professional fees.

     Reorganization expenses. We recorded approximately $118.8 million of reorganization expenses for the year ended December 31, 2003 related to both the closing of our retail stores and filing for bankruptcy protection on August 15, 2003. These expenses include approximately $1.7 million for employee separations, $2.0 million related to the closing of our stores, $800,000 in lease commitments, $5.7 million of professional fees, $600,000 in payments to employees under our key employee retention plan and $108.0 million related to the write-off of our debt-related expenses, including $89.9 million in accelerated accretion of the senior discount notes and $18.1 million of debt issuance costs.

     Non-cash compensation expense. For the years ended December 31, 2003 and 2002, we recorded stock-based compensation expense of approximately $600,000 and $700,000, respectively. Prior to the bankruptcy filing, the scheduled annual non-cash compensation expense for these stock options was to be approximately $620,000 in 2003, $193,000 in 2004 and $71,000 in 2005. However, under the Plan of Reorganization, the stock options were cancelled and under fresh-start accounting the recognition of the expense ceased.

     Depreciation and amortization expenses. For the years ended December 31, 2003 and 2002, depreciation and amortization expenses were $111.3 million and $40.3 million, respectively, or an increase of $71.0 million. The increase in 2003 reflected approximately $34.6 million related to the impairment of property and equipment and $39.2 million related to the impairment of intangible assets. These charges resulted from an asset impairment assessment in accordance with SFAS No. 144.

     For the year ended December 31, 2003, depreciation and amortization expenses included $900,000 of expense related to the intangible asset associated with the Bright PCS acquisition, compared to $1.7 million recorded in the year ended December 31, 2002. Additionally, in accordance with the adoption of SFAS No. 144, the remaining intangible asset value of approximately $27.9 million associated with the Bright PCS acquisition was considered impaired and was written off in 2003.

     Depreciation and amortization expenses for the years ended December 31, 2003 and 2002 also included approximately $400,000 and $800,000, respectively, related to a marketing agreement established between Sprint and us in 2000. In September, 2000, we negotiated an agreement with Sprint that gave us the rights to provide services in certain new markets in exchange for stock warrants, which were to be issued by us to Sprint the earlier of an initial public offering or July 31, 2003. As a result of this agreement, we established an intangible asset that was to be amortized over the life of the management agreement with Sprint, which represented approximately $800,000 in annual amortization expense. The remaining intangible asset value of $11.3 million was considered impaired in accordance with SFAS No. 144 and written off in 2003. As part of the Plan of Reorganization, the warrants were cancelled.

     Depreciation and amortization expenses for 2002 included approximately $3.5 million of expenses related to accelerated depreciation on impaired assets. During 2002, we launched switches in Tennessee and Pennsylvania to replace certain switching equipment in Chillicothe, Ohio, which was disconnected and taken out of service As a result, the disconnected switching equipment was considered an impaired asset as defined by SFAS No. 144 and the non-depreciated portion of the asset value was written off in 2002.

     Depreciation and amortization expenses for 2002 also included goodwill amortization of approximately $13.2 million, which reflected the write off of the remaining goodwill balance on the Company’s balance sheet as a result of the adoption of SFAS No. 142 as of December 31, 2001.

     Loss on disposal of PCS assets. For the years ended December 31, 2003 and 2002, we incurred losses of approximately $200,000 and $600,000, respectively, related to the sale of network equipment and corporate-owned vehicles.

     Impairment of goodwill and impact of acquisition-related deferred taxes. On December 31, 2002, we performed the annual valuation assessment of goodwill in accordance with SFAS No. 142. As a result of this valuation, we recorded goodwill impairment of approximately $13.2 million, which eliminated the entire balance of goodwill as of December 31, 2002. The fair value was measured based on projected discounted future operating cash flow using a discount rate reflecting our average cost of funds.

     Interest income and other, net. Interest income and other for the year ended December 31, 2003 was approximately $900,000, compared to approximately $3.0 million in 2002. This decrease in 2003 was due primarily to a lower average balance of short-term investments during 2003 and lower short-term interest rates.

     Interest expense, net. Interest expense for the year ended December 31, 2003 was approximately $44.7 million, compared to approximately $60.6 million in 2002. The decrease in interest expense was principally the result of elimination of the annual accretion on our discount notes in 2003. Upon the bankruptcy filing, we fully accreted the discount notes to their face value of $295.0 million, accounting for this as reorganization expense, as described above. In addition, interest on the $175.0 million notes was also suspended as of the bankruptcy petition date, August 15, 2003.

     Interest expense on the senior secured credit facility was $9.0 million and $9.3 million during the years ended December 31, 2003 and 2002, respectively. Interest on the outstanding balance of our senior secured credit facility accrued at LIBOR plus a specified margin. On June 29, 2002, we agreed to several changes in the senior secured credit facility including a 25 basis point increase in the margin on the annual interest rate. As of December 31, 2003, the interest rate on the $105.0 million term loan A borrowed under our senior secured credit facility was 5.12%, while the interest rate on the $50.0 million term loan B was 5.62%.

     Interest expense on the discount notes was approximately $18.8 million and $27.2 million during the years ended December 31, 2003 and 2002, respectively. We accrued interest at a rate of 14% annually on our senior discount notes issued in September 2000 and, absent our bankruptcy filing, would have been required to pay interest semi-annually in cash beginning in October 2005. Unaccreted interest expense on the discount notes was approximately $108.7 million as of December 31, 2002. Unaccreted interest expense of approximately $89.9 million was expensed to reorganization expense at the time of the bankruptcy filing.

     Interest expense on the 13.75% senior notes was approximately $14.9 million in 2003 and approximately $24.1 million in 2002. On June 15, 2002, we began making semi-annual interest payments on our senior notes issued in December 2001 at an annual rate of 13.75%. Under the terms of the senior notes, cash to cover the first four semi-annual interest payments was placed in an escrow account. The last interest payment was not paid from the escrow account in December 2003 as scheduled. Thus we retained $12.0 million of restricted cash on our balance sheet as of December 31, 2003. The $12.0 million of restricted cash was distributed to the bondholders in October 2004 as part of the Plan of Reorganization.

     Interest expense for the years ended December 31, 2003 and 2002, also included approximately $1.9 million and $2.8 million, respectively, in amortization of deferred financing fees related to our senior secured credit facility, our senior discount notes and our senior notes. As a result of our bankruptcy filing, we expensed the remaining balance of approximately $18.1 million in debt issuance costs, to reorganization expense, as described above. Interest expense for 2003 and 2002 also included approximately $800,000 and $1.6 million, respectively, in commitment fees paid on the unused portion of our senior secured credit facility.

     Capitalized interest for the years ended December 31, 2003 and 2002 was approximately $700,000 and $4.4 million, respectively.

     Income tax (expense) benefit. In 2003, we recorded an income tax benefit of approximately $6.0 million related to a deferred tax liability. In conjunction with the write off of the intangible assets in accordance with SFAS No. 144 as describer earlier, the deferred tax liability created from the intangible assets associated with the Bright acquisition was eliminated, resulting in the tax benefit. We did not record any income tax benefit for the year ended December 31, 2002 because of the uncertainty of generating future taxable income to be able to recognize current net operating loss carryforwards.

     Net loss. Our net loss for the year ended December 31, 2003 was $285.8 million, compared to $176.9 million for the year ended December 31, 2002. The increase in our net loss reflected reorganization expenses and the write-off of impaired assets.

     Preferred stock dividend. Our convertible preferred stock paid a stock dividend at the rate of 7.5% per annum, payable semi-annually commencing May 1, 2001. The dividends were to be paid with additional shares of convertible preferred stock. Through December 31, 2003, we paid a cumulative total of $35,941,922 of dividends in additional shares of convertible preferred stock. As of December 31, 2003, there were 32,757,537 shares of convertible preferred stock outstanding. Under our Plan of Reorganization, the convertible preferred stock was cancelled. During our bankruptcy proceedings, we continued to accrue the dividend but did not pay the dividend.

     Other comprehensive income (loss). During 2001, we entered into two separate two-year interest rate swap contracts, effectively fixing $50.0 million of the term loan B borrowed under the senior secured credit facility. The swap contracts expired in 2003 and were not renewed. Other comprehensive income of approximately $395,000 and $443,000 was recorded for the years ended December 31, 2003 and 2002, respectively.

Liquidity and Capital Resources

     As of December 31, 2004 (Successor Company), we had $55.5 million in cash and cash equivalents compared to $70.7 million as of December 31, 2003 (Predecessor Company).

     With the net proceeds from the offering of the senior notes and subject to our ability to manage subscriber growth and achieve operating efficiencies, cash and cash equivalents, combined with cash flows from operations, are expected to be sufficient to fund any operating losses and working capital and to meet capital expenditure needs and debt service requirements for the next twelve months.

     Statement of cash flow for the year ended December 31, 2004. Net cash used in operating activities for the period October 1, 2004 to December 31, 2004 was approximately $2.1 million. This reflects the continuing use of cash for our operations to enroll subscribers and operate our network. The net loss of approximately $24.0 million was offset by approximately $25.5 million in depreciation, offset by approximately $3.6 million in other working capital changes. Net cash used in operating activities for the nine month period ended September 30, 2004 was approximately $7.6 million. This reflects the application of fresh-start accounting, the gain from the sale of the NTELOS markets, and the continuing use of cash for our operations to enroll subscribers and operate our network. Net income of approximately $427.1 million, which included approximately $17.8 million of reorganization expenses related to the bankruptcy filing, was offset by approximately $321.9 million from the cancellation of debt, $92.4 million from the gain on fresh-start adjustments, $42.1 million from the gain on Sprint Transaction and other working capital changes of approximately $2.9 million. These adjustments were offset by approximately $24.6 million in depreciation.

     Net cash provided by investing activities for the period October 1, 2004 to December 31, 2004 was approximately $9.4 million, consisting of approximately $12.0 million in restricted cash that was distributed according to the Plan of Reorganization offset by $2.6 million of capital expenditures to upgrade our network. Net cash provided by investing activities for the nine month period ended September 30, 2004 was approximately $31.5 million, consisting of approximately $33.0 million of proceeds received from the Sprint Transaction and $100,000 of proceeds from the sale of property and equipment, offset by approximately $1.6 million of capital expenditures for network equipment. We expect capital expenditures to increase in 2005 as we replace and upgrade equipment in our Ohio, Indiana and Tennessee markets with Nortel equipment. This replacement should be completed during 2005 and is estimated to cost approximately $13.0 million, less approximately $4.5 million from the sale of old equipment. Total capital expenditures anticipated during 2005 is estimated to be approximately $19.0 million, less approximately $4.5 million from the sale of old equipment for a net expenditure of $14.5 million.

     Net cash used by financing activities for the period October 1, 2004 to December 31, 2004 was approximately $12.1 million consisting of restricted cash and accrued interest that was distributed according to the Plan of Reorganization. Net cash used by financing activities for the period ended September 30, 2004 was approximately $34.2 million, consisting of $125.0 million of senior notes, offset by $155.0 million in repayments on the secured credit facilities and approximately $4.2 million in deferred financing fees on the $125.0 million senior notes. At this time, we do not plan on any significant financing activities in 2005.

     Statement of cash flow for the year ended December 31, 2003. Net cash used in operating activities for the year ended December 31, 2003 was approximately $10.3 million. This reflects the continuing use of cash for our operations to develop our subscriber base, including but not limited to providing service in our markets and the costs of acquiring new subscribers. The net loss of approximately $285.8 million was partially offset by approximately $110.1 million of non-cash restructuring charges, $37.5 million of depreciation expense, $73.8 million write-off related to impaired assets, as well as increases in accrued liabilities and the payable to Sprint.

     Net cash used in investing activities for the year ended December 31, 2003 was approximately $5.2 million and consisted entirely of capital expenditures for network equipment.

     Net cash provided by financing activities for the year ended December 31, 2003 was $24 and consisted of 200 shares of stock options exercised.

     Debt covenants. The indenture for the senior notes established new debt covenants. As of December 31, 2004, we were in compliance with such covenants.

Contractual Obligations

     We are obligated to make future payments under various contracts we have entered into, including amounts pursuant to non-cancelable operating lease agreements for office space, cell sites, vehicles and office equipment. Future minimum contractual cash obligations for the next five years and in the aggregate as of December 31, 2004, are as follows:

	Payments Due by Period
	Year Ended December 31,
			(dollars in thousands)
	Total	2005	2006	2007	2008	2009	Thereafter
Senior notes	$125,000	$—	$—	$—	$—	$—	$125,000
Purchase obligations	14,000	13,000	1,000	—	—	—	—
Operating leases	36,670	14,022	9,438	4,667	3,391	2,990	2,162
Total	$175,670	$27,022	$10,438	$4,667	$3,391	$2,990	$127,162

     Our total current liabilities were $27.8 million as of December 31, 2004. Interest payments are expected to be approximately $14.2 million per year during the term of the notes.

     On March 17, 2005, we entered into an Agreement and Plan of Merger with iPCS, another Sprint PCS Affiliate. If the merger is consummated, we will be merged with and into iPCS and the senior notes will become the direct obligation of iPCS. As of April 28, 2005, assuming the merger had been consummated prior to such date, iPCS, as the surviving company, would have had $290.0 million of indebtedness for borrowed money.

Inflation

     We believe that inflation has not had and will not have a material adverse effect on our results of operations.

Critical Accounting Policies and Estimates

     Allowance for doubtful accounts. Estimates are used in determining our allowance for doubtful accounts receivable, which are based on a percentage of our accounts receivables by aging category. The percentage is derived by considering our historical collections and write-off experience, and current aging of our accounts receivable and credit-quality trends, as well as Sprint’s credit policy. A change in the actual write-offs experienced could have a material impact on our financial statements. The following table provides certain statistics on our allowance for doubtful accounts receivable:

	Successor
	Company	Predecessor Company
	Period Ended	Period Ended
	December 31,	September 30,	Year Ended December 31,
	2004	2004	2003	2002
Provision as a % of subscriber revenue	6%	3%	4%	10%
Write-offs, net of recoveries as a % of subscriber revenue	6%	3%	4%	10%
Allowance for doubtful accounts as a % of accounts receivable	9%	8%	8%	11%

     Reliance on the timeliness and accuracy of data received from Sprint PCS. We place significant reliance on Sprint PCS as a service provider in terms of the timeliness and accuracy of financial and statistical data related to our subscribers that we receive on a periodic basis from Sprint PCS and use in the preparation of our financial statements. We make estimates in terms of cash flow, revenue, cost of service, selling and marketing costs and the adequacy of our allowance for uncollectible accounts based on this data we receive from Sprint PCS. We obtain assurance as to the accuracy of the data through analytical review and reliance on the service auditor’s report on Sprint PCS’ internal control processing prepared by Sprint PCS’ external service auditor. Inaccurate, incomplete or untimely data from Sprint PCS could have a material adverse effect on our results of operations and cash flow, as well as on our ability to report our results.

     Revenue recognition. We recognize revenues when persuasive evidence of an arrangement exists, services have been rendered, the price to the buyer is fixed or determinable, and collectibility is reasonably assured. We recognize service revenue from our subscribers as they use the service. We pro-rate monthly subscriber revenue over the billing period and record airtime usage in excess of the pre-subscribed usage plan. Our subscribers pay an activation fee when they initiate service. We reduce recorded service revenue for billing adjustments. Effective July 1, 2003, we adopted EITF No. 00-21, Accounting for Revenue Arrangements with Multiple Deliverables. This EITF guidance addresses accounting for arrangements that involve multiple revenue-generating activities. In applying this guidance, separate contracts with the same party, entered into at or near the same time, will be presumed to be a bundled transaction, and the consideration will be measured and allocated to the separate units of the arrangement based on their relative fair values. The guidance in EITF 00-21 became effective for revenue arrangements entered into for quarters beginning after June 15, 2003. We elected to apply this guidance prospectively from July 1, 2003. Prior to the adoption of EITF 00-21, under the provisions of SAB No. 101, we accounted for the sale of our handsets and our subsequent service to the customer as a single unit of accounting because our wireless service is essential to the functionality of our handsets. Accordingly, we deferred all activation fee revenue and its associated direct costs and amortized these revenues and costs over the average life of our subscribers, which we estimate to be 24 months. Under EITF 00-21 we no longer need to consider whether customers can use their handsets without our wireless service provided to them. Because we meet the criteria stipulated in EITF 00-21, the adoption of EITF 00-21 requires us to account for the sale of the handset as a separate unit of accounting from the subsequent service to the customer. With the adoption of EITF 00-21, we now recognize activation fee revenue generated from our retail stores as equipment revenue. In addition, we recognize the portion of the direct activation fee costs related to the handsets sold in our retail stores. Subsequent to July 1, 2003, we have continued to apply the provisions of SAB No. 101 and have deferred and amortized activation fee revenue and costs generated by subscribers activated other than through our retail stores.

     We participate in the Sprint PCS national and regional distribution program in which national retailers such as RadioShack and Best Buy sell Sprint PCS products and services. In order to facilitate the sale of Sprint PCS products and services, national retailers purchase wireless handsets from Sprint for resale and receive compensation from Sprint PCS for products and services sold. For industry competitive reasons, Sprint PCS subsidizes the price of these handsets by selling the handsets at a price below cost. Under our affiliation agreements with Sprint PCS, when a national retailer sells a handset purchased from Sprint PCS to a subscriber in our territory, we are obligated to reimburse Sprint PCS for the handset subsidy that Sprint originally incurred. The national retailers sell Sprint wireless services under the Sprint and Sprint PCS brands and marks. We do not receive any revenues from the sale of wireless handsets by national retailers. We classify these Sprint PCS wireless handset subsidy charges as a sales and marketing expense for a wireless handset sale to a new subscriber and classify these subsidies as a cost of service for a wireless handset upgrade to an existing subscriber.

     We recognized approximately $19,000 for the period October 1, 2004 to December 31, 2004, $2,560,000 for the period January 1, 2004 to September 30, 2004, $5,182,000 in 2003 and $2,992,000 in 2002 of both activation fee revenue and customer activation expense, and had deferred approximately $279,000 and $3,749,000 of activation fee revenue and direct customer activation expense as of December 31, 2004 and 2003, respectively. In applying fresh-start reporting, the deferred activation revenue and expense were deemed to have a zero value and were eliminated in the fresh-start adjustments.

     A management fee of 8% of collected PCS revenues from Sprint PCS subscribers based in our territory is accrued as services are provided, remitted to Sprint PCS and recorded as general and administrative expense. Revenues generated from the sale of handsets and accessories, inbound and outbound Sprint PCS roaming fees, and roaming services provided to Sprint PCS customers who are not based in our territory are not subject to the 8% affiliation fee. Expense related to the management fees charged under the agreement was approximately $2,421,000 for the period October 1, 2004 to December 31, 2004, $9,559,000 for the period January 1, 2004 to September 30, 2004, $15,020,000 for the year ended December 31, 2003 and $12,027,000 for the year ended December 31, 2002.

     Impairment of long-lived assets and goodwill. We account for long-lived assets and goodwill in accordance with the provisions of SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets and SFAS No. 142, Goodwill and Other Intangible Assets. SFAS No. 144 requires that long-lived assets and certain identifiable intangibles be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flow expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell. At December 31, 2004, our assets were not deemed to be impaired. We recorded approximately $3.5 million related to accelerated depreciation on an impaired asset for the year ended December 31, 2002. SFAS No. 142 requires annual tests for impairment of goodwill and intangible assets that have indefinite useful lives and interim tests when an event has occurred that more likely than not has reduced the fair value of such assets. We recorded a goodwill impairment of $13.2 million during the year ended December 31, 2002.

     We were not in compliance with the loan covenants under our senior secured credit facility as of June 30, 2003. This created the need for an impairment assessment of our intangible assets and property and equipment as required by SFAS No. 144. Therefore, we projected future undiscounted cash flows and determined they were insufficient to recover the carrying amounts for the intangible assets and property and equipment. This required us to recognize an impairment loss for the excess of carrying value over fair value. To determine fair value, we performed a valuation utilizing a cost approach adjusted for items such as technological and functional obsolescence as appropriate.

     We determined that the carrying value of the intangible assets exceeded the fair value of the assets. As a result, we recorded impairment on the intangible assets of approximately $39.2 million. As a result of the impairment charge, we recorded a tax benefit of $6.0 million due to the reduction of a deferred tax liability related to the intangibles. As of June 30, 2003, net deferred income taxes were zero.

     Additionally, we determined that the fair market value of the property and equipment was less than the carrying value of the assets. As a result, we recorded an impairment on property and equipment of approximately $34.6 million.

     Deferred taxes. As part of the process of preparing our consolidated financial statements, we are required to estimate our taxes in each of the jurisdictions of our operations. This process involves management estimating the actual current tax expense together with assessing temporary differences resulting from differing treatment of items for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which are included within the consolidated balance sheets. We must then assess the likelihood that the deferred tax assets will be received from future taxable income and to the extent recovery is not likely, we must establish a valuation allowance. Future taxable income depends on the ability to generate income in excess of allowable deductions. To the extent we establish a valuation allowance or increase this allowance in a period, an expense is recorded within the tax provision in the consolidated statement of operations. As of December 31, 2003 and December 31, 2004, we have recognized a valuation allowance for the full amount of the net deferred tax asset, causing it to be reported with a net balance of zero. See Note 8 in the Notes to Consolidated Financial Statements for the year ended December 31, 2004 included elsewhere in this prospectus. Significant management judgment is required in determining our provision for income taxes, our deferred tax assets and liabilities and any valuation allowance recorded against net deferred tax assets. In the event that actual results differ from these estimates or we adjust these estimates in future periods, we may need to establish an additional valuation allowance that could materially impact our financial condition and results of operations. Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

Recent Accounting Pronouncements

     In December 2004, the FASB issued SFAS No. 123 (revised 2004), Share-Based Payment, which replaces SFAS No. 123, Accounting for Stock-Based Compensation and supercedes APB Opinion No. 25, Accounting for Stock Issued to Employees. SFAS No. 123R requires all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on their fair values. Under SOP 90-7, pronouncements required to be implemented within 12 months of adopting fresh-start accounting should be implemented as of the fresh-start date. Thus we adopted SFAS No. 123R. We recorded approximately $641,000 in compensation expense and expect to record $3.3 million in each of 2005 and 2006. The pro forma disclosures previously permitted under SFAS No. 123 no longer will be an alternative to financial statement recognition. SFAS No. 123R is discussed further in Note 3 and did not have a material effect on our consolidated financial statements.

     In November 2004, the FASB issued SFAS No. 151, Inventory Costs, an amendment of ARB No. 43, Chapter 4. The amendments made by SFAS No. 151 clarify that abnormal amounts of idle facility expense, freight, handling costs, and wasted materials (spoilage) should be recognized as current-period charges and require the allocation of fixed production overheads to inventory based on the normal capacity of the production facilities. SFAS No. 151 is effective for fiscal years beginning after June 15, 2005. The adoption of SFAS No. 151 is not expected to have a material impact on the Company’s financial position and results of operations.

Quantitative and Qualitative Disclosure About Market Risk

     We do not engage in commodity futures trading activities and do not enter into derivative financial instruments for speculative trading purposes. We also do not engage in transactions in foreign currencies that would expose us to additional market risk. Although in the past we have managed interest rate risk on our outstanding long-term debt through the use of fixed and variable-rate debt and interest rate swaps, we currently have no outstanding swaps.

     In the normal course of business, our operations are exposed to interest rate risk. Our primary interest rate risk exposure relates to (i) our ability to refinance our fixed-rate notes at maturity at market rates, and (ii) the impact of interest rate movements on our ability to meet interest expense requirements and financial covenants under our debt instruments.

     As of December 31, 2004, we had outstanding borrowings of approximately $125.0 million under our senior notes issued in 2004. The rate of interest on the senior notes is fixed at 11 3/8%. To the extent that we incur any floating rate financing in the future, we would be exposed to interest rate risk on such indebtedness, as variable interest rates may increase substantially.

Off-Balance Sheet Arrangements

     Other than operating lease commitments discussed in the notes to our audited consolidated financial statements included elsewhere in this prospectus, we have no off-balance sheet arrangements that would have a current or future effect on the financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

     As part of our ongoing business, we do not participate in transactions that generate relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purpose entities (“SPEs”), which would have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes. As of December 31, 2004, we were not involved in any material unconsolidated SPE transaction.

FORWARD-LOOKING STATEMENTS

     This prospectus contains statements about future events and expectations that are “forward-looking statements.” These statements relate to future events or our future financial performance, and involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “could,” “expects,” “intends,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” or the negative use of these terms or other comparable terminology. Any statement in this prospectus that is not a statement of historical fact may be deemed to be a forward-looking statement. These forward-looking statements include:

•	statements regarding our anticipated revenues, expense levels, liquidity and capital resources and operating losses;

•	statements regarding our business strategy; and

•	statements regarding expectations or projections about markets in our territory.

          Although we believe that the expectations reflected in such forward-looking statements are based upon reasonable assumptions, we can give no assurance that such expectations will prove to be correct or that our goals will be achieved. Given these uncertainties, prospective investors are cautioned not to place undue reliance on these forward-looking statements. These forward-looking statements are made as of the date of this prospectus. We assume no obligation to update or revise them or provide reasons why actual results may differ. Important factors with respect to any such forward-looking statements, including certain risks and uncertainties that could cause actual results to differ materially from our expectations, include, but are not limited to:

•	the impact of our proposed merger with iPCS, Inc. and any effects of a failure of the proposed merger to be consummated;

•	the impact of the proposed merger of Sprint and Nextel;

•	the impact of the recent modification of our affiliation agreements with Sprint PCS;

•	the impact of our recently completed bankruptcy proceedings;

•	our dependence on our affiliation with Sprint PCS;

•	the ability of Sprint PCS to alter the terms of our affiliation agreements with it, including fees paid or charged to us and other program requirements;

•	our dependence on back-office services, such as billing and customer care, provided by Sprint PCS;

•	changes or advances in technology;

•	competition in the industry and markets in which we operate;

•	our ability to attract and retain skilled personnel;

•	our potential need for additional capital or the need to refinance any existing indebtedness;

•	our potential inability to expand our services and related products in the event of substantial increases in demand for these services and related products;

•	the potential impact of wireless local number portability;

•	changes in government regulation;

•	future acquisitions;

•	the competitiveness and impact on us of Sprint PCS’ pricing plans and Sprint PCS products and services;

•	our subscriber credit quality;

•	continued high rate of subscriber turnover;

•	the potential for inaccuracies in the financial information provided to us by Sprint PCS;

•	our rates of penetration in the wireless industry and in our markets;

•	our significant level of indebtedness;

•	the impact and outcome of legal proceedings between other Sprint PCS network partners and Sprint PCS;

•	adequacy of bad debt and other reserves;

•	our anticipated future losses;

•	our subscriber purchasing patterns;

•	subscriber satisfaction with our network and operations;

•	risks related to future growth and expansion, including subscriber growth;

•	general economic and business conditions;

•	possible risks associated with eventual compliance with Section 404 of the Sarbanes-Oxley Act; and

•	effects of mergers and consolidations within the wireless telecommunications industry, particularly business combinations involving Sprint or affiliates of Sprint, and unexpected announcements or developments from others in the wireless telecommunications industry.

All subsequent written and oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the cautionary statements set forth above. For a discussion of some of these factors, see “Risk Factors,” beginning on page 15 of this prospectus.

BUSINESS

Overview

     We are a Sprint PCS Affiliate with the exclusive right to provide digital wireless personal communications services, or PCS, under the Sprint brand name to a total population of approximately 7.4 million in our licensed territory. Our territory is generally located between Sprint PCS’ Chicago, New York and Knoxville markets and connects 12 major Sprint PCS markets. We offer national and local calling plans designed by Sprint PCS. As a Sprint PCS Affiliate, we market Sprint PCS products and services through a number of distribution outlets located in our territory, including our own retail stores, major national distributors such as RadioShack and Best Buy, and our local third-party distributors. At December 31, 2004, our licensed territory had a total population of approximately 7.4 million residents, of which our wireless network covered approximately 5.4 million residents. This estimate is based upon the U.S. Census Bureau 2000 population count, adjusted by estimated growth rates from third party proprietary demographic databases. At December 31, 2004, we had approximately 183,100 subscribers in all our markets.

     We own and are responsible for building, operating and managing our portion of the Sprint PCS network located in our territory. Sprint PCS, along with the PCS Affiliates of Sprint, operates one of the largest 100% digital, nationwide wireless networks in the United States. Our portion of the Sprint PCS network is designed to offer a seamless connection with the rest of the nationwide wireless network of Sprint PCS. Like Sprint PCS, we utilize code division multiple access, or CDMA, technology across our territory. We are in compliance with applicable Sprint PCS build-out requirements for our networks. We do not own any of the FCC licenses that we use to operate our wireless network, and our operations and revenues are substantially dependent on the continuation of our affiliation with Sprint PCS. Additionally, our affiliation agreements with Sprint PCS give Sprint PCS a substantial amount of control over factors that significantly affect the conduct of our business.

     For the period from October 1, 2004 to December 31, 2004, we had total revenue of $45.2 million and a net loss of $24.0 million.

     Horizon PCS, Inc. was formed in 2000 as the holding company of Horizon Personal Communications, Inc. and Bright Personal Communications Services, LLC, both of which are the parties to our affiliation agreements with Sprint PCS.

Our Relationship With Sprint

     Sprint PCS directly operates its PCS network which utilizes CDMA in major markets throughout the United States and has entered into independent agreements with various companies such as us, under which each has become a Sprint PCS Affiliate and has agreed to construct and manage PCS networks which utilize CDMA in smaller metropolitan areas and along major highways designed to operate seamlessly with the Sprint PCS network. CDMA is a digital spread-spectrum wireless technology that allows a large number of users to access a single frequency band by assigning a code to all speech bits, sending a scrambled transmission of the encoded speech over the air and reassembling the speech into its original format. Sprint PCS, together with its affiliates, operates PCS systems in over 300 metropolitan markets, including the 100 largest U.S. metropolitan areas. Sprint PCS’ service, including third party affiliates like us, reaches approximately a quarter billion people.

     Pursuant to our affiliation agreements with Sprint PCS, we agreed to offer PCS services using Sprint’s spectrum licenses under the Sprint brand name on our wireless network that we built and operate at our own expense. A network build-out consists of installing radio base stations, switches and other PCS transmission equipment and software in order to operate a wireless network in accordance with the requirements of our affiliation agreements with Sprint PCS. We also agreed to provide network coverage to a minimum percentage of the population in our territory within specified time periods. We believe that we are in compliance with all applicable build-out requirements.

Competitive Strengths

Strategic Relationship with Sprint PCS

          Our strategic relationship with Sprint PCS allows us to offer high-quality, nationally branded wireless voice and data services and provides us a high-margin roaming revenue stream from Sprint PCS and other wireless carriers that contract with Sprint PCS for roaming services in our territory. For example, we benefit from Sprint PCS’:

•	Strong brand recognition and nationwide advertising. Sprint PCS conducts national and regional television, radio, print, outdoor and other advertising campaigns.

•	National retailer sales. National retailers with existing distribution relationships with Sprint PCS market Sprint PCS products and services under the highly recognizable Sprint and Sprint PCS brand names in their stores in our territory.

•	Sprint PCS network. Our subscribers can immediately access Sprint PCS’ network system in over 300 major metropolitan areas, including the 100 largest metropolitan areas.

•	Advanced technology. We believe that the CDMA technology used by Sprint PCS offers advantages in capacity and voice quality, as well as access to advanced features, such as Sprint PCS’ suite of PCS Vision products.

•	Handset availability and pricing. Sprint PCS’ purchasing leverage allows us to acquire the latest innovative handsets more quickly and at a lower cost than we could if we did not have an affiliation with Sprint PCS.

Sprint PCS’ National Reseller Agreements

     We currently receive additional revenue as a result of Sprint PCS’ relationships with certain wireless resellers whose subscribers, whether based within or outside our territory, use our portion of the Sprint PCS network. For the year ended December 31, 2004, resale subscribers incurred approximately 94.7 million minutes of use on our network, primarily under a resale agreement we entered into with Virgin Mobile under the terms of an agreement between Sprint PCS and Virgin Mobile. Pursuant to our recently amended affiliation agreements with Sprint PCS, we will participate in all resale arrangements between Sprint PCS and resellers that are entered into, renewed or extended by Sprint PCS prior to December 31, 2006, subject to certain limitations.

Attractive Markets

     We believe our markets are attractive for a number of reasons:

•	Fewer competitors. Because we generally operate in less populated markets, we believe that we face fewer competitors in most of our markets than wireless providers operating in more urban areas.

•	Attractive Roaming Characteristics. We benefit from a favorable roaming ratio and a favorable contractual roaming rate of $0.10 per minute with Sprint PCS and its PCS Affiliates in several of our markets in Pennsylvania and New York. This special rate will terminate on the earlier of December 31, 2011 or the first day of the calendar month which follows the first calendar quarter during which we achieve a subscriber penetration rate of at least 7% or our covered POPs. During the three-month period ended December 31, 2004, our ratio of inbound travel and roaming revenues to outbound travel and roaming expenses was approximately 1.7 to 1. We attribute our attractive roaming characteristics to the following features of our markets:

—	our territory is generally located between Sprint PCS’ Chicago, New York and Knoxville markets and connects 12 major Sprint PCS markets;

—	we have network coverage of the major and secondary highways in our territory, including 1,581 miles of interstate highways comprising the principal travel corridors between large urban centers; and

—	our territory includes 18 colleges and universities with a total enrollment of approximately 133,860 students. We believe that the colleges and universities in our markets result in additional subscribers and increased roaming revenue from wireless subscribers using our portion of the Sprint PCS network.

Strategy

     Our key business strategies include the following:

Target High-Quality Subscribers

     We are refocusing our sales and distribution channels on obtaining subscribers with a high anticipated “lifetime” value to us. The lifetime value of a subscriber is a function of the subscriber’s ARPU, churn and bad debt, considered in light of the cost per gross addition (“CPGA”) and cost of service associated with that subscriber. We will focus on adding subscribers with higher-priced plans, such as our 3G data service, which is called PCS Vision, favorable roaming characteristics, lower anticipated churn rates and lower anticipated bad debt expense. This strategy will have an impact on our entire operation, including our marketing and advertising strategies, our deposit requirements and other approaches to sub-prime credit subscribers, the location of our retail stores and the commission structure for sales compensation. As a result of these and other activities, the prime segment of our subscriber base has increased from 78.8% as of December 31, 2003 to 81.0% as of December 31, 2004. In addition, our bad debt expense as a percent of subscriber revenue has declined from 4.0% for the twelve months ended December 31, 2003 to 3.3% for the twelve months ended December 31, 2004.

Maintain and Enhance Historical Efficiency in Subscriber Acquisition Costs

     We intend to manage our distribution channel mix to sustain a favorable CPGA while supporting the acquisition of high-quality subscribers. The performance of our retail store channel will be continually evaluated based upon CPGA targets, historical or expected attainment of minimum sales productivity levels and subscriber lifetime value. This ongoing evaluation of our retail store portfolio has resulted in the closure of certain locations, the relocation of others and the potential opening of incremental locations where market opportunities exist. As a result of the rejection or termination of many of our retail store leases before and during our Chapter 11 proceeding, we now operate nine full-service stores and two customer-services stores. We plan to add most new subscribers through national third-party distribution arrangements, through local third-party distributors, and through efficient Sprint-controlled channels such as telesales and e-commerce. We plan to spend fewer dollars per gross subscriber additions on local marketing support, either in the form of advertising or sales incentives. We plan to continue to manage our handset assortment and upgrade policies to optimize subsidy costs and will maintain commission plans that create and compensate for a balance between sales quality and sales volume. We believe we can sustain a favorable rate of higher quality subscriber acquisitions with this more targeted marketing approach.

Leverage Our Third-Generation Network Platform

     Our 1xRTT network platform, which is our 3G network platform, enables us to derive recurring data revenue and to handle more subscribers with fewer blocked and dropped calls. We began offering PCS Vision during August 2002. During the three months ended December 31, 2004, new subscribers choosing our PCS Vision service represented approximately 47.0% of our gross subscriber activations. Approximately 47,300 subscribers as of December 31, 2004, or 26.0% of our subscriber base, were using a PCS Vision plan. PCS Vision contributed $2.94 to our ARPU during the three months ended December 31, 2004 compared to $1.57 during the three months ended December 31, 2003. Also, our 1xRTT network platform is more efficient than prior platforms in processing voice calls, which we believe will help us drive down capital expenditures associated with maintaining our quality of service. Our overall blocked call rates have increased from approximately 2.1% for the twelve months ended December 31, 2003 to 2.3% for the period ended December 31, 2004. Our overall dropped call rates have declined from approximately 2.2% for the twelve months ended December 31, 2003 to 2.0% for the twelve month period ended December 31, 2004.

Continue to Realize the Benefit of Roaming, Travel and Wholesale Arrangements

     We intend to continue to take advantage of our favorable roaming, travel and wholesale arrangements to generate high-margin revenues. Our most significant reseller arrangement is with Virgin Mobile. In the third quarter of 2003, Sprint PCS completed a resale agreement with Qwest Communications that added Qwest’s wireless subscribers to the Sprint PCS network. We will evaluate these and future wholesaling opportunities from Sprint, and we will opt-in to new wholesale arrangements when the economics are favorable. Even if we do not opt-in to a new wholesale arrangement, we will nonetheless receive revenue when the subscribers of a new reseller roam into our territory.

Markets

     We believe we operate in attractive markets with favorable roaming and travel characteristics. Our territory is generally located between Sprint PCS’ Chicago, New York and Knoxville markets and connects 12 major Sprint PCS markets. We have network coverage of the major and secondary highways in our territory, including 1,581 miles of interstate highways comprising the principal travel corridors between large urban centers. As a result of our extensive network coverage of the major and secondary highways in our territory, we have consistently received significant roaming revenue from wireless subscribers using our portion of the Sprint PCS network. In addition, our markets include 18 colleges and universities with a total enrollment of approximately 133,860 students. We believe that the colleges and universities in our markets result in additional subscribers and increased roaming revenue from wireless subscribers using our portion of the Sprint PCS network. These market characteristics have led to a favorable ratio of Sprint PCS subscribers from outside our territory and subscribers of other wireless service providers using our portion of the Sprint PCS network as compared to our subscribers using wireless communications networks outside our territory.

     Our territory covers 40 markets in parts of Indiana, Kentucky, Maryland, Michigan, New York, Ohio, Pennsylvania, Tennessee and West Virginia. The following table lists the location, BTA number, megahertz of spectrum licensed and estimated total residents for each of the markets that comprise our territory under our affiliation agreements with Sprint PCS as of December 31, 2004. The number of estimated covered residents for each basic trading area does not represent the number of our subscribers in such basic trading area, nor does it represent the number of subscriber that we expect to be based in such basic trading area. At December 31, 2004, we had an aggregate of approximately 183,100 subscribers in all our markets.

			Estimated
		MHz of	Total
Location (1)	BTA No.(2)	Spectrum	Population(3)
Allentown, PA	10	30	58,913
Ashtabula, OH	21	10	102,625
Athens, OH	23	20	130,704
Battle Creek, MI	33	30	45,782
Benton Harbor, MI	39	10	162,400
Canton/New Philadelphia, OH	65	10	36,678
Chillicothe, OH	80	35	101,018
Cincinnati, OH	81	10	127,289
Cumberland, MD	100	10	163,341
Dayton/Springfield, OH	106	10	40,924
Dubois/Clearfield, PA	117	30	129,439
Elkhart, IN	126	10	268,906
Erie, PA	131	10	280,802
Findlay, OH	143	30	152,874
Fort Wayne, IN	155	10	715,380
Huntington, WV	197	20	30,967
Jamestown, NY	215	30	183,601
Kalamazoo, MI	223	30	62,441
Kingsport, TN	229	20	707,933
Knoxville, TN	232	10	102,420
Kokomo/Logansport, IN	233	30	192,314
Lima, OH	255	30	251,432
Marion, IN	280	30	108,378
Meadville, PA	287	10	90,370
Michigan City, IN	294	10	110,107
New York, NY	321	30	190,559
Oil City, PA	328	30	104,312
Olean, NY/Bradford, PA	330	30	238,976
Parkersburg, WV	342	20	182,552
Portsmouth, OH	359	20	93,264
Pottsville, PA	360	30	150,245
Scranton/Wilkes-Barre, PA	412	30	672,441
Sharon, PA	416	10	120,289
South Bend, IN	424	10	354,746
State College, PA	429	30	135,711
Stroudsburg, PA	435	30	138,600
Sunbury/Shamokin, PA	437	30	192,018
Toledo, OH	444	30	68,398
Williamsport, PA	475	30	164,513
Zanesville, OH	487	20	188,380
Total Population			7,352,042

(1)	In connection with the modification of our affiliation agreements with Sprint PCS in March, 2005, Sprint PCS agreed to remove the Logan, West Virginia market and the Williamson, West Virginia/Pikeville, Kentucky market from our service territory.

(2)	BTA No. refers to the Basic Trading Area number assigned to that market by the FCC for the purposes of issuing licenses for wireless services.

(3)	Estimated Total Population is based on estimates of 2000 population counts compiled by the U.S. Census Bureau adjusted by population growth rates provided to us by Sprint, and represents the total population in our licensed area within these markets.

Network Operations

     The effective operation of our network requires:

•	public switched and long-distance interconnection;

•	the implementation of roaming arrangements; and

•	the development of network monitoring systems.

     Our network connects to the public switched telephone network to facilitate the origination and termination of traffic between the wireless network and both local exchange and long-distance carriers. Through our arrangements with Sprint PCS and Sprint PCS’ arrangements with other wireless service providers, our subscribers have roaming capabilities on certain other PCS networks utilizing similar CDMA technology. We monitor our network during normal business hours. For after-hours monitoring, the PCS Network Operating Centers of Sprint PCS provide 24-hour, seven-day-a-week monitoring of the Sprint PCS network in our territory and real-time notification to our designated personnel.

     In January 2005, we entered into an agreement to purchase certain telecommunication equipment from Nortel Networks. The equipment will replace our current equipment used in its wireless networks in Fort Wayne, Indiana, Chillicothe, Ohio, and Johnson City, Tennessee. Some of the equipment which is being replaced will be redeployed to some of our other markets. This equipment program will increase our network capacity and ability to provide data related services.

     As of December 31, 2004, our network included 792 base stations and five switching centers, three of which have full switches and two of which have cell site controllers. We lease or license all of our tower sites.

Products and Services

     We offer wireless voice and data products and services throughout our territory under the Sprint brand name. Our services are typically designed to align with the service offerings of Sprint PCS and to integrate with the Sprint PCS network. The PCS service packages we currently offer include the following:

     100% digital wireless network with service across the country. We are part of one of the largest 100% digital, nationwide wireless networks in the United States. Our subscribers may access PCS services from Sprint PCS throughout the Sprint PCS network, which includes over 300 major metropolitan areas across the United States. Dual-band/dual-mode or tri-mode handsets allow roaming on other wireless networks where Sprint PCS has roaming agreements.

     Third-generation services. We, along with Sprint PCS, launched 3G capability in our territory in the third quarter of 2002. This capability allows more efficient utilization of our network when voice calls are made using 3G-enabled handsets. It also enables the provision of enhanced data services. PCS Vision allows our subscribers to use their PCS Vision-enabled devices to check e-mail, take, send and receive pictures, play games with full-color graphics and polyphonic sounds and browse the Internet wirelessly with speeds of up to 144 kilobytes per second with average throughput speeds in the range of 50-70 kilobytes per second.

     Account spending limits. Under the PCS service plans of Sprint PCS, subscribers who do not meet certain credit criteria can nevertheless select any plan offered subject to an account spending limit to control credit exposure. From May 2001 through April 2002, Sprint instituted a program (subsequently named “ClearPay”), which eliminated the prior deposit requirement on certain credit classes. From May 2001 to April 2002, a majority of our subscriber additions were under the ClearPay/no deposit program. As a result of the ClearPay/no deposit program, we experienced substantial churn and an increase in bad debt expense. Since the implementation of ClearPay II in April 2002, we experienced a decline in subscriber additions, but the credit quality of those additions has improved, as we have continued to make our credit policy more restrictive. In April 2002, along with certain other Sprint PCS Affiliates, we reinstated a deposit requirement for sub-prime subscribers in an effort to limit our exposure to bad debt relative to these subscribers. Since fourth quarter 2003 Horizon has continued to adjust its credit policy to control exposure.

     Fair & Flexible Plan. In May 2004, Sprint introduced a new type of rate plan marketed as the “Fair & Flexible Plan.” This plan protects subscribers against significant overcharges caused by minutes of use in excess of bundled plan minutes. The subscriber’s monthly recurring charge is adjusted each month based on actual usage from the most recent prior month. We believe that this plan is attractive to subscribers in that it prevents accumulation of extra minutes or overcharging for unused minutes. The plan is designed to eliminate guesswork for new subscribers who traditionally have been required to estimate their expected monthly usage and choose a rate plan accordingly. Sprint PCS expects the Fair & Flexible Plan to position Sprint PCS and Sprint PCS Affiliates to obtain an increased share of new subscribers relative to competitors.

     Other services. We may in the future offer wireless local loop services in our territory, but only where Sprint PCS is not a local exchange carrier. Wireless local loop service is a wireless substitute for the landline- based telephones in homes and businesses whereby subscribers are connected to the public switched telephone network using radio signals rather than copper wire for part or all of the connection between the subscriber and the switch. We also believe that new features and services will be developed on the Sprint PCS network to take advantage of CDMA technology. Sprint PCS conducts ongoing research and development to produce innovative services that are intended to give Sprint and Sprint PCS Affiliates a competitive advantage. We may incur additional expenses in modifying our technology to provide these additional features and services.

     Additional Data Services. We may in the future take additional steps beyond 1xRTT, which could include enhancement to new EV-DO or EV-DV technology, as demand for more robust data services or need for additional capacity develops.

Roaming

     Sprint PCS roaming. Sprint PCS roaming includes both inbound roaming, when Sprint PCS wireless subscribers based outside of our territory use our network, and outbound roaming, when our subscribers use the Sprint PCS network outside of our territory. Under the recent addendum to our affiliation agreements with Sprint PCS, we agreed with Sprint PCS that the voice rate would be $0.058 per minute until December 31, 2006, except with respect to several of our markets for which we have a special contract rate of $0.10 per voice minute. This special rate has been beneficial to us since Sprint PCS is a net payor to us in these markets. For all of our markets, our ratio of inbound to outbound roaming with Sprint PCS was approximately 1.5 to 1 during the three months ended December 31, 2004. Sprint PCS roaming revenue is not subject to the 8% affiliation fee.

     In addition to the reciprocal per minute fee for the Sprint PCS roaming discussed above, we also recognize roaming revenue and expense related to data usage from PCS Vision services when wireless subscribers are using such services outside of their home territory. We recognize revenue when a wireless subscriber based outside of our territory uses PCS Vision data services in our territory and we recognize expense when our subscribers use such services on the Sprint PCS network outside of our territory. This roaming activity is settled on a per kilobyte basis. For 2004, the rate was approximately $0.0020 per kilobyte, and will be the same for 2005.

     Non-Sprint PCS roaming. Non-Sprint PCS roaming includes both inbound non-Sprint PCS roaming, when non-Sprint PCS subscribers use our network, and outbound non-Sprint PCS roaming, when our subscribers use a non-Sprint PCS network. Pursuant to roaming agreements between Sprint PCS and other wireless service providers, when another wireless service provider’s subscriber uses our network, we earn inbound non-Sprint PCS roaming revenue. These wireless service providers must pay fees for their subscribers’ use of our portion of the Sprint PCS network, and as part of our collected revenues, we are entitled to 92% of these fees. Currently, pursuant to our services agreements with Sprint PCS, Sprint PCS bills these wireless service providers for these roaming fees and passes our portion of the fees to us. When another wireless service provider provides service to one of our subscribers, we pay outbound non-Sprint PCS roaming fees. Sprint PCS then bills our subscriber for use of that provider’s network at rates specified in their contract and pays us 100% of this outbound non-Sprint PCS roaming revenue collected from that subscriber on a monthly basis. We bear the collection risk for all service.

     Reseller agreements. We also recognize higher margin revenue from subscribers of various wholesale resellers of wireless communications service when those subscribers use our network. These reseller agreements are negotiated by Sprint PCS and, with some exceptions, we are required to participate in these agreements. We receive a per minute rate for each minute that the subscribers of these resellers use our network. These subscribers may be based within or outside our territory.

Marketing Strategy

     Our marketing strategy is to complement Sprint’s national marketing strategies with techniques tailored to each of the specific markets in our territory.

     Use of Sprint’s brand. We feature the nationally recognized Sprint brand name in our marketing and sales efforts. From the subscribers’ point of view, they use our network and the rest of the Sprint PCS network as a unified network.

     Advertising and promotions. Sprint promotes its products through the use of national as well as regional television, radio, print, outdoor and other advertising campaigns. In addition to Sprint’s national advertising campaigns, we advertise and promote Sprint PCS products and services on a local level in our markets at our cost. We have the right to use any promotional or advertising materials developed by Sprint and have to pay only the incremental cost of using those materials, such as the cost of local radio and television advertisement placements, and material costs and incremental printing costs. We also benefit from any advertising or promotion of Sprint PCS products and services by third-party retailers in our territory, such as RadioShack and Best Buy. We must pay the cost of specialized Sprint print advertising by third-party retailers. Sprint also runs numerous promotional campaigns that provide subscribers with benefits such as additional features at the same rate or free minutes or kilobytes of use for limited time periods. We offer these promotional campaigns to potential subscribers in our territory.

     Sales force with local presence. We have established local sales forces to execute our marketing strategy through our company-owned retail stores, local distributors, direct business-to-business contacts and other channels.

     Expected changes to our marketing strategy. We plan to spend fewer dollars per gross subscriber on local marketing support, and we will continue to manage our handset assortment and upgrade policies to optimize subsidy costs. We will also continue to receive the benefit of Sprint PCS’ national marketing support.

Sales and Distribution

     Our sales and distribution plan is designed to mirror Sprint’s multiple channel sales and distribution plan and to enhance it through the development of local distribution channels. Key elements of our sales and distribution plan consist of the following:

     Sprint PCS retail stores. As of December 31, 2004, we operated 10 Sprint PCS stores, two of which have been converted to customer service centers, which do not activate new subscribers. Following the Sprint PCS model, these stores are designed to facilitate retail sales, bill collection and customer service. Prior to our bankruptcy, we operated as many as 42 retail stores. In an effort to conserve cash during our bankruptcy, we closed many of our retail stores and converted others to customer service centers. We will continue to operate a core group of retail stores which we expect will support modest subscriber growth while maximizing the lifetime value of each subscriber.

     National third-party retail stores. Sprint PCS has national distribution agreements with various national retailers such as RadioShack and Best Buy for such retailers to sell Sprint PCS products. These national agreements cover retailers’ stores in our territory, and as of December 31, 2004, these retailers had 200 locations in our territory.

     Local third-party distributors. We contract directly with local third-party distributors in our territory. These retailers are typically local businesses that have a presence in our markets. Local third-party distributors purchase handsets and other PCS retail equipment from us and market Sprint PCS services on our behalf. We are responsible for managing this distribution channel and as of December 31, 2004, these local third-party distributors had approximately 12 locations within our licensed territory. We compensate local third-party distributors through commissions for subscriber activations.

     Inbound telemarketing. Sprint PCS provides inbound telemarketing sales when subscribers call from our territory. As the exclusive provider of Sprint PCS products and services in our market, we use the national Sprint 1-800-480-4PCS number campaigns that generate call-in leads. These leads are then handled by Sprint PCS’ inbound telemarketing group.

     Electronic commerce. Sprint PCS maintains an Internet site, www.sprintpcs.com, which contains information on Sprint PCS products and services. A visitor to the Sprint PCS Internet site can order and pay for a handset and select a rate plan. Sprint PCS wireless subscribers visiting the site can review the status of their account, including the number of minutes used in the current billing cycle. We recognize the revenues generated by wireless subscribers in our territory who purchase Sprint PCS products and services over the Sprint PCS Internet site.

     Distribution mix. During the year ended December 31, 2004, the approximate percentage of our new subscribers that originated from each of our distribution channels is as follows:

Sprint retail stores	21%
RadioShack	30%
National third-party retail stores	12%
Local third-party distributors	8%
Other	29%

100%

     Expected changes to our sales and distribution. We intend to manage our distribution channel mix to sustain a favorable CPGA while supporting subscriber base growth through the acquisition of high-quality subscribers. Among our several distribution channels, our traditional, full-line retail stores are the most costly on a CPGA basis and the national third-party resellers are among the least costly. Accordingly, the performance of our retail store channel will be continually scrutinized relative to CPGA targets, historical or expected attainment of minimum sales productivity levels, and subscriber quality and lifetime value. This ongoing evaluation of our retail store portfolio has resulted in the closure of certain locations, the relocation of others, and opening of incremental locations to address market conditions and opportunities. We currently operate nine full-service stores, and two customer-service stores that may be converted to full-service stores if economics warrant. We plan to add additional satellite store locations, which provide the same customer experience as full-line retail stores but are more economical due to reduced staffing and square footage. In addition, we will further increase distribution points through the addition of exclusively branded dealer (EBD) locations, which offer a customer experience comparable to a Sprint retail store, in locations that could not support a company-owned satellite or full-line store. Our distribution mix will be balanced between our retail stores, EBD locations, national third-party distribution such as RadioShack, Best Buy and Wal-Mart, local third-party distributors and through highly efficient Sprint-controlled channels, such as telesales and e-commerce.

     We plan to supplement our existing portfolio of local third-party distributors with “exclusive” third-party distributors that will sell only Sprint PCS products and services. These exclusive third-party distributors will operate stores patterned after, and offering the same products and services as, company-owned Sprint stores. These stores will provide the brand presence and customer service benefits of a company-owned store, without the fixed costs associated with a company-owned store.

     We will continue to work with our third-party distributors, both local and national, to motivate and train them to add high lifetime value customers. Since filing for bankruptcy, we have pursued this strategy through a combination of: training; incentives focused on add-ons of value-added features like PCS Vision, Voice Command voice-activated dialing, equipment replacement insurance and two-year contracts; and commission plans that create and compensate for a balance between sales quality and sales volume. We intend to continue and expand these programs.

Seasonality

     Our business is subject to seasonality because the wireless telecommunications industry historically has been heavily dependent on fourth calendar quarter results. Among other things, the industry relies on significantly higher subscriber additions and handset sales in the fourth calendar quarter as compared to the other three calendar quarters. A number of factors contribute to this trend, including:

•	the use of retail distribution, which is more dependent upon the year-end holiday shopping season;

•	the timing of new product and service announcements and introductions;

•	competitive pricing pressures; and

•	aggressive marketing and promotions.

Technology

     General. In 1993, the FCC allocated the 1900 MHz frequency block of the radio spectrum for wireless personal communications services, which differ from original analog cellular telephone service principally in that wireless personal communications services networks operate at a higher frequency and employ advanced digital technology. Analog-based networks send signals in which the transmitted signal resembles the input signal, the caller’s voice. Digital networks convert voice or data signals into a stream of digits that permit a single radio channel to carry multiple simultaneous transmissions. Digital networks also achieve greater frequency reuse than analog networks, resulting in greater capacity. This enhanced capacity, along with enhancements in digital protocols, allows digital-based wireless technologies, whether using wireless personal communications services or cellular frequencies, to offer new and enhanced services, including greater call privacy and more robust data transmission, such as facsimile, electronic mail and connecting notebook computers with computer/data networks.

     Wireless digital signal transmission is accomplished through the use of various forms of frequency management technology or “air interface protocols.” The FCC has not mandated a universal air interface protocol for digital wireless personal communications services networks. Digital wireless personal communications networks operate under one of three principal air interface protocols: CDMA, time division multiple access (“TDMA”) or global system for mobile communication (“GSM”). TDMA and GSM communications are both time division multiple access networks but are incompatible with each other. CDMA is incompatible with both GSM and TDMA networks. Accordingly, a subscriber of a network that utilizes CDMA technology is unable to use a CDMA handset when traveling in an area not served by CDMA-based wireless personal communications services operators unless he or she is carrying a dual-band/dual-mode handset that permits use of the analog cellular network in that area. The same issue would apply to users of TDMA or GSM networks. We believe that all of the wireless personal communications services operators now have dual-mode or tri-mode handsets available to their subscribers. Because digital networks do not cover all areas in the country, these handsets will remain necessary for segments of the subscriber base.

     Benefits of CDMA technology. The Sprint PCS network and the networks of Sprint PCS Affiliates all use digital code division multiple access (CDMA) technology, which is a digital spread-spectrum wireless technology that allows a large number of users to access a single frequency band by assigning a code to all speech bits, sending a scrambled transmission of the encoded speech over the air and reassembling the speech into its original format. We believe that CDMA provides important network performance benefits such as:

•	Greater capacity. We believe, based on studies by CDMA manufacturers and our own experience that CDMA networks can provide network capacity that is approximately 20 to 30 times greater than that of analog technology and approximately ten times greater than TDMA and five times greater than GSM digital networks.

•	Privacy and security. CDMA technology combines a constantly changing coding scheme with a low power signal to enhance call security and privacy.

•	Soft hand-off. CDMA networks transfer calls through the CDMA network using a technique referred to as a soft hand-off, which connects a mobile subscriber’s call with a new base station while maintaining a connection with the base station currently in use. CDMA networks monitor the quality of the transmission received by multiple base stations simultaneously to select a better transmission path and to ensure that the network does not disconnect the call in one cell unless replaced by a stronger signal from another base station. Analog, TDMA and GSM networks use a “hard hand-off” and disconnect the call from the current base station as it connects with a new one without any simultaneous connection to both base stations.

•	Simplified frequency planning. Frequency planning is the process used to analyze and test alternative patterns of frequency used within a wireless network to minimize interference and maximize capacity. Unlike TDMA- and GSM-based networks, CDMA-based networks can reuse the same subset of allocated frequencies in every cell, substantially reducing the need for costly frequency reuse patterning and constant frequency plan management.

•	Longer battery life. Due to their greater efficiency in power consumption, CDMA handsets can provide longer standby time and more talk time availability when used in the digital mode than handsets using alternative digital or analog technologies.

•	Efficient migration path. We believe that CDMA technology has an efficient and incremental migration path to next generation voice and data services. Unlike technologies that require essentially a replacement investment to upgrade, CDMA upgrades can be completed incrementally. As of December 31, 2004, we completed the first step, which was a conversion to 1xRTT on over 90% of our covered population. Additional steps beyond 1xRTT, which could include enhancement to new EV-DO or EV-DV technology, may be taken as demand for more robust data services or need for additional capacity develops.

     Third-Generation Technology. The Sprint Nationwide PCS Network, which reaches more than 250 million people, is 100% digital, wireless network that offers third generation, or 3G, technology services. Sprint PCS and Horizon brand these 3G services as Sprint Vision.SM PCS Vision allows our subscribers to use their PCS Vision-enabled devices to check e-mail, take, send and receive pictures, play games with full-color graphics and polyphonic sounds and browse the Internet wirelessly. As of December 31, 2004, we have upgraded our network to CDMA 1xRTT, enabling us to offer PCS Vision in markets representing over 90% of our covered population in our territory. We believe that PCS Vision provides us with a differentiated product and a competitive advantage in many of our markets where other carriers do not currently offer 3G technology-based services. We also believe that our 1xRTT network platform is also more efficient in processing voice calls, which allows us to reduce the capital expenditures associated with maintaining our quality of service. Our overall blocked call rates have increased from approximately 2.1% for the twelve months ended December 31, 2003 to 2.3% for the period ended December 31, 2004. Our overall dropped call rates have declined from approximately 2.2% for the twelve months ended December 31, 2003 to 2.0% for the twelve months ended December 31, 2004.

Competition

     Competition in the wireless telecommunications industry is intense. We compete with a number of wireless service providers in our markets. Because we generally operate in less populated markets, we believe that we face fewer competitors in most of our markets than wireless providers operating in more urban areas typically face. We believe that our primary competition is with national and regional wireless service providers such as ALLTEL,

SunCom, Cingular Wireless, U.S. Cellular, Nextel Communications, Nextel Partners, T-Mobile and Verizon Wireless. The number of competitors in certain of our markets was recently reduced by the combination of Cingular and AT&T Wireless. The announced merger between Sprint and Nextel is expected to eliminate another competitor, although the exact impact of the merger on Sprint Affiliates is unknown at this time. Additional industry consolidation may continue to reduce the number of competitors in our markets. While we compete with one or more wireless carriers in each of the markets in our territory, none of these wireless service providers provide services in all of the markets in our territory.

     On December 15, 2004, Sprint Corporation and Nextel Communications, Inc. announced that they had signed a merger agreement, pursuant to which Sprint Corporation and Nextel Communications, Inc. would merge and combine their operations. Nextel Communications, Inc. operates a wireless telecommunications network in portions of our service areas. In addition, Nextel Partners, Inc., a company which is affiliated with Nextel Communications, Inc., operates a wireless communications network in portions of our service areas. Pursuant to our affiliation agreements with Sprint PCS, Sprint PCS has granted us certain exclusivity rights within our service areas. The pending merger between Sprint and Nextel and the operations of the combined company may result in a breach of the exclusivity provisions of our affiliation agreements with Sprint PCS, among others. Sprint has announced that it will pursue discussions with the Sprint PCS Affiliates directed toward a modification of our affiliation agreements as a result of the Sprint/Nextel merger. We do not know the terms of Sprint’s proposal, or whether we and Sprint will ultimately agree on mutually satisfactory terms for a revised affiliation agreement. It is likely that such a revised affiliation agreement will make material changes to our business and operations and may result in us making significant payments to lease or acquire network assets and subscribers or to otherwise modify our network and marketing plans. There is no assurance that we will have adequate funds on hand or the ability to borrow such funds in order to acquire the network assets and subscribers or to otherwise modify our network. In addition, any borrowing would increase our existing substantial leverage. The announcement and closing of the Sprint/Nextel merger may give rise to a negative reaction by our existing and potential customers and a diminution in brand recognition or loyalty, which may have an adverse effect on our revenues. If necessary, we intend to enforce our rights, whether through seeking injunctive relief or otherwise, to the extent that Sprint PCS violates or threatens to violate the terms of our affiliation agreements with Sprint PCS. In the event that the Sprint/Nextel merger, or any other business combination involving Sprint PCS, is consummated, we may also incur significant costs associated with integrating Sprint PCS’ merger partner onto our network. In addition, the proposed Sprint/Nextel merger, or any other such business combination involving Sprint PCS, imposes a degree of uncertainty on the future of our business and operations insofar as it may lead to a change in Sprint PCS’ affiliate strategy, which may have an adverse effect on our share price, and/or the value of our senior notes.

     We also face competition from resellers that provide wireless services to subscribers but do not hold FCC licenses or own facilities. Instead, the resellers buy blocks of wireless telephone numbers and capacity from a licensed carrier and resell services through their own distribution network to the public.

     In addition, we compete with providers of existing communications technologies, such as paging, enhanced specialized mobile radio service dispatch and conventional landline telephone companies, in our markets. Potential users of wireless personal communications services networks may find their communications needs satisfied by other current and developing technologies. One- or two-way paging or beeper services that feature voice messaging and data display as well as tone-only service may be adequate for potential subscribers who do not need to speak to the caller.

     In the future, we expect to face increased competition from entities providing similar services using other communications technologies, including satellite-based telecommunications and wireless cable networks. While some of these technologies and services are currently operational, others are being developed or may be developed in the future.

     Many of our competitors have significantly greater financial and technical resources and larger subscriber bases than we do. In addition, some of our competitors may be able to offer regional coverage in areas not served by Sprint PCS’ nationwide network, or, because of their calling volumes or relationships with other wireless providers, may be able to offer regional roaming rates that are lower than those that we offer. Wireless personal communications service operators will likely compete with us in providing some or all of the services available through our network and may provide services that we do not. Additionally, we expect that existing cellular providers will continue to upgrade their networks to provide digital wireless communication services competitive with Sprint. Currently, there are five national wireless providers (other than Sprint PCS) who are generally all present in major markets across the country. In January 2003, the FCC rule imposing limits on the amount of spectrum that can be held by one provider in a specific market was lifted, which may facilitate the consolidation of some national providers.

     The FCC’s mandate that wireless carriers provide for WLNP went into effect on November 24, 2003. WLNP allows subscribers to keep their wireless phone numbers when switching to a different service provider, which could make it easier for competing providers to market their services to our existing users. WLNP makes subscriber churn more likely, and we may be required to increase subsidies for product upgrades and/or reduce pricing to match competitors’ initiatives in an effort to retain subscribers or replace those who switch to other carriers.

     Over the past several years, the FCC has auctioned and will continue to auction large amounts of wireless spectrum that could be used to compete with PCS services from Sprint PCS. Based upon increased competition, we anticipate that market prices for two-way wireless services generally will decline in the future. We will compete to attract and retain subscribers principally on the basis of:

•	the strength of the Sprint brand name, services and features;

•	Sprint PCS’ nationwide network;

•	our network coverage and reliability; and

•	the benefits of CDMA technology.

     Our ability to compete successfully will also depend, in part, on our ability to anticipate and respond to various competitive factors affecting the industry, including:

•	new services and technologies that may be introduced;

•	changes in consumer preferences;

•	demographic trends;

•	economic conditions; and

•	discount pricing strategies by competitors.

Intellectual Property

     The Sprint diamond design logo is a service mark registered with the United States Patent and Trademark Office. The service mark is owned by Sprint. Pursuant to our affiliation agreements with Sprint PCS, we use the Sprint brand name, the Sprint diamond design logo and other service marks of Sprint in connection with marketing and providing wireless services within our territory.

     Except in certain instances and other than in connection with the national distribution agreements, Sprint has agreed not to grant to any other person a right or license to use the licensed marks in our territory. In all other instances, Sprint reserves the right to use the licensed marks in providing its services within or outside our territory.

     Our trademark license and service mark agreements with Sprint PCS contain numerous restrictions with respect to the use and modification of any of the licensed marks. See “The Sprint PCS Agreements — The Trademark and Service Mark License Agreements” for more information on this topic.

Environmental Compliance

     Our environmental compliance expenditures primarily result from the operation of standby power generators for our telecommunications equipment and compliance with various environmental rules during network build-out and operations. The expenditures arise in connection with standards compliance or permits that are usually related to generators, batteries or fuel storage. Our environmental compliance expenditures have not been material to our financial statements or to our operations and are not expected to be material in the future.

Employees

     As of December 31, 2004, we employed 181 full-time employees. None of our employees are subject to a collective bargaining agreement. We believe that our relationship with our employees is good.

Legal Proceedings

     We are party to various legal actions that are ordinary and incidental to our business. While the outcome of legal actions cannot be predicted with certainty, our management believes the outcome of these proceedings will not have a material adverse effect on our financial condition or results of operations.

THE SPRINT PCS AGREEMENTS

     The following is a summary of the material terms and provisions of the Sprint PCS agreements. The summary applies to the Sprint PCS agreements for both Horizon Personal Communications and Bright PCS except where otherwise indicated.

The Sprint Transaction

     Prior to June 15, 2004, we provided service in most of our former Virginia and West Virginia markets pursuant to a network services agreement with Virginia PCS Alliance, L.C. and West Virginia PCS Alliance, L.C. (collectively doing business as “NTELOS”). Under this agreement, we were entitled to use NTELOS’ wireless network and equipment to provide services to our subscribers in these markets. We paid NTELOS usage charges based on our subscribers’ use of the NTELOS network. The operation of our NTELOS markets in Virginia and West Virginia generated substantial operating losses as a result of the amounts that we pay Sprint PCS under our affiliation agreements and the amounts that we paid NTELOS under our network services agreement.

     On May 12, 2004, we executed two related agreements with Sprint PCS, which pertained to the sale of most of our assets in our NTELOS markets to Sprint PCS, the termination of our contractual relationship with Sprint PCS in our NTELOS markets in Virginia and West Virginia and the settlement of existing litigation and billing disputes between Sprint PCS and us. On June 1, 2004, the Bankruptcy Court approved the transactions and the related agreements, and on June 15, 2004, the parties closed the Sprint Transaction.

     Under an asset purchase agreement, Sprint PCS paid us approximately $33.0 million, net of our payment of $4.0 million to settle disputed charges, to acquire our economic interests in approximately 92,500 subscribers in our NTELOS markets in Virginia and West Virginia. In addition, under the agreement we transferred to Sprint PCS seven retail store leases and related store assets in these markets, with a net book value of approximately $1.6 million. At the closing, Sprint PCS assumed responsibility for the marketing, sales and distribution of Sprint PCS products and services in these markets. Pursuant to a motion we filed with the Bankruptcy Court, we rejected our network service agreement with NTELOS, effective upon the closing of the Sprint Transaction.

     We also signed a related settlement agreement and mutual release with Sprint, which resulted in a dismissal of the litigation brought by us against Sprint in August 2003 and the settlement of a series of billing disputes raised by us since May 2003. In our lawsuit against Sprint, we alleged that Sprint PCS had breached our affiliation agreements, generally with respect to amounts billed to us under those agreements. We also alleged breaches of fiduciary duties, violations of federal and state statutes and other claims. With respect to our billing disputes, we had disputed charges for services rendered by Sprint PCS from May 2003 through the date of our settlement agreements. Under the settlement agreement and mutual release, Sprint PCS released us from all of its claims for these charges in return for the payment by us of $4.0 million, and we released Sprint from all of our claims against it. The settlement also resulted in the forgiveness of $16.2 million of amounts owed to Sprint, offset by our forgiveness of $5.5 million of receivables from Sprint PCS.

Modified Sprint PCS Agreements

     Since September 2003, Sprint PCS has embarked on a program of executing modified affiliation agreements with the PCS Affiliates of Sprint. We believe that Sprint PCS has entered into such modified agreements with a number of PCS Affiliates. On March 16, 2005, we entered into modified affiliation agreements with Sprint PCS, which agreements were deemed effective as of January 1, 2005. The summary set forth below reflects the terms of the modified affiliation agreements with Sprint PCS.

Overview of Sprint Relationship and PCS Agreements

     We have eight major agreements with Sprint (collectively, the “Sprint PCS Agreements”). Under the Sprint PCS Agreements, we exclusively market PCS products and services under the Sprint and Sprint PCS brand names in our markets. The Sprint PCS Agreements require us to interface with the Sprint PCS wireless network by building our network to operate on PCS frequencies licensed to Sprint PCS in the 1900 MHz range. The Sprint PCS Agreements also give us access to Sprint’s equipment discounts, roaming revenue from Sprint PCS subscribers traveling into our territory, and various other back-office services. The Sprint PCS Agreements have initial terms of 20 years with three ten-year renewals that would lengthen the contracts to a total of 50 years. The Sprint PCS Agreements will automatically renew for each additional ten-year term unless Sprint PCS or we provide the other with notice of non-renewal at least two years prior to the start of any renewal term. The initial term of the agreements will expire in 2018 for Horizon Personal Communications and in 2019 for Bright PCS.

     The Sprint PCS Agreements consist of one of each of the following for Horizon Personal Communications and one of each for Bright PCS:

•	management agreement;

•	services agreement; and

•	trademark and service mark license agreements with Sprint and Sprint PCS.

The Management Agreement

     Under our Sprint PCS Agreements, we have agreed to:

•	construct and manage a network in our territory in compliance with Sprint’s PCS licenses and the terms of the management agreement;

•	distribute, during the term of the management agreement, Sprint PCS products and services; and

•	conduct advertising and promotional activities in our territory.

•	Sprint will monitor our network operations and has unconditional access to our network.

     Exclusivity. The management agreement provides that we will be the only person or entity that is a manager or operator for Sprint in our territory. Sprint is prohibited from owning, operating, building or managing another wireless mobility communications network using the 1900 MHz frequency range in our territory while our management agreement is in place and no event has occurred that would permit the agreement to terminate. The pending merger between Sprint and Nextel and the operation of the combined companies after the merger may result in a breach of the exclusivity provision.

     Network build-out. The management agreement specifies the terms of the PCS affiliation with Sprint, including the required network build-out plan. We have agreed to operate our network to provide for a seamless handoff of a call initiated in our territory to a neighboring Sprint PCS network.

     The Sprint PCS Agreements require us to build and operate the portion of the Sprint PCS network located in our territory in accordance with Sprint’s technical specifications and coverage requirements. The Agreements also require us to provide minimum network coverage to the population within each of the markets that make up our territory by specified dates.

     Under our original Sprint PCS Agreements, we were required to complete the build-out in several of our markets in Pennsylvania and New York by December 31, 2000. Sprint and we agreed to an amendment of the build-out requirements, which extended the dates by which we were to launch coverage in several markets. As of June 17, 2004, we and Sprint further modified our build-out requirements, and we believe that we are in compliance with all applicable build-out requirements for our network.

     Products and services. The management agreement identifies the products and services that we can offer in our territory. These services include Sprint PCS consumer and business products and services available as of the date of the agreements, or as modified by Sprint. We are allowed to sell wireless products and services that are not Sprint PCS products and services if the offer of those additional products and services does not otherwise violate the terms of the management agreement, cause distribution channel conflicts, materially impede the development of the Sprint PCS network, cause consumer confusion with Sprint’s PCS products and services or violate the trademark license agreements. We may cross-sell services such as Internet access, customer premise equipment and prepaid phone cards with Sprint and other PCS Affiliates of Sprint. If we decide to use third parties to provide these services, we must give Sprint an opportunity to provide the services on the same terms and conditions. We cannot offer fixed wireless local loop services specifically designed for the competitive local exchange market in areas where Sprint owns the local exchange carrier unless we name the Sprint-owned local exchange carrier as the exclusive distributor or Sprint approves the terms and conditions. We are also required to use Sprint’s long distance service for calls made from within designated portions of our territory to areas outside those designated portions and to connect our network to the national platforms Sprint PCS uses to provide services under our management agreement and services agreement. Sprint PCS will purchase such long distance service from Sprint Corporation on our behalf at a price and terms at least as favorable to Sprint PCS as the best prices and terms Sprint Corporation offers to any similarly situated wholesaler.

     Service pricing. We must offer Sprint PCS subscriber-pricing plans designated for regional or national offerings. We are permitted to establish our own local price plans for Sprint PCS’ products and services offered only in our territory, subject to the terms of the agreement, consistent with Sprint PCS’ regional and national pricing plans, regulatory requirements, capability and cost of implementing the rate plans in Sprint’s systems and Sprint’s approval.

     Fees. We are entitled to receive a weekly fee from Sprint PCS equal to 92% of net “billed revenues” related to subscriber activity less applicable write-offs, net of deposits applied and net of recoveries. Sprint PCS determines the write-offs for any given time period. Outbound non-Sprint PCS roaming billed to subscribers based in our territory, proceeds from the sales of handsets and accessories, amounts collected with respect to taxes and surcharges for enhanced 911 and WLNP and universal service fund charges are not considered “billed revenues.” Billed revenues generally include all other subscriber account activity for Sprint PCS products and services in our territory, which includes such activities billed to, attributed to or otherwise reflected in subscribers’ accounts. We are entitled to 100% of the proceeds from customers for equipment and accessories sold. We also are entitled to 100% of the universal service funds from the Universal Service Administrative Company associated with subscribers in our markets.

     Many Sprint PCS wireless subscribers purchase bundled pricing plans that allow roaming anywhere on the Sprint PCS network without incremental PCS roaming charges. However, we will earn Sprint PCS roaming revenue for every minute that a Sprint PCS wireless subscriber from outside our territory enters our territory and uses our services, which is offset against amounts we owe as expenses for every minute that our subscribers use services outside our territory. The analog roaming rate for use on a non-Sprint PCS provider’s network is set under Sprint PCS’ third party roaming agreements. The reciprocal roaming rate for voice subscribers who roam into the other party’s or another PCS Affiliate’s network is fixed through December 31, 2006 at $0.058 per minute, plus the actual long distance charges incurred. Beginning on January 1, 2007, the reciprocal roaming rate will change annually to equal 90% of Sprint PCS’ retail yield for voice usage from the prior year. Sprint PCS’ retail yield for voice usage is defined as Sprint PCS’ average revenue per user for voice services divided by the average minutes of use per user. With respect to several of our markets in western Pennsylvania and eastern Pennsylvania, we receive the benefit of a special reciprocal rate of $0.10 per minute. Under the Addendum, this special $0.10 rate will terminate, with respect to each of these two sets of markets, on the earlier of December 31, 2011 or the first day of the calendar month which follows the first calendar quarter during which we achieve a subscriber penetration rate of at least 7% of our covered POPs.

     In addition to the reciprocal per minute fee for the Sprint PCS roaming discussed above, we also recognize roaming revenue and expense related to data usage from PCS Vision services, known as “3G data.” We recognize revenue when wireless subscribers using such services outside of our markets use PCS Vision data services on our network, and we recognize expense when our subscribers use such services on the Sprint PCS network or the network of another Sprint PCS Affiliate outside of our markets. The reciprocal rate for this service is $0.0020 per kilobyte through December 31, 2006. Beginning on January 1, 2007, the rate for this service will change annually to equal 90% of Sprint PCS’ retail yield for 3G data usage from the prior calendar year; provided that such amount will not be less than our network costs (including a reasonable return using our weighted average cost of capital applied against our net investment in our service area network) to provide such services. Sprint PCS’ retail yield for 3G data usage is defined as Sprint PCS’ average revenue per user for 3G data usage divided by the average kilobytes of use per user.

     Resale of Products and Services. Sprint PCS may choose to offer a resale product under which third party resellers will resell Sprint PCS products and services under brand names other than “Sprint PCS.” Our management agreement provides that we will participate in all resale arrangements between Sprint PCS and resellers that are entered into, renewed or extended by Sprint PCS prior to December 31, 2006 provided the terms and conditions of such resale arrangement are at least as favorable to us as the terms and conditions that governed the resale arrangement between AT&T and Sprint PCS at the time such arrangement was terminated. With respect to resale arrangements entered into prior to April 1, 2004, we will be paid the reciprocal roaming rate for voice and data usage of the Sprint PCS network in our territory by customers of such resellers, which rates are fixed until December 31, 2006 at $0.058 per minute and $0.0020 per kilobyte, respectively. With respect to all resale arrangements entered into, renewed or extended by Sprint PCS between April 1, 2004 and December 31, 2006, we will receive the amount of fees collected by Sprint PCS from such resellers on a pass-through basis as payment for the use of the Sprint PCS network in our territory by customers of such resellers. We may elect to discontinue our participation in any resale arrangement on the later to occur of (1) December 31, 2006, and (2) expiration of the then remaining term of such resale arrangement, giving effect to any renewals or extensions occurring prior to December 31, 2006. For purposes of determining renewals and extensions of resale arrangements, if an arrangement does not expressly state an initial term, then the arrangement will be deemed to have a five-year initial term, and if an arrangement states an initial term in excess of ten years, then the arrangement shall be deemed to have a ten-year initial term.

     Advertising and promotions. Sprint is responsible for all national advertising and promotion of the Sprint PCS products and services. We are responsible for advertising and promotion in our territory, including the pro rata cost of any promotion or advertising done by any third-party retailers in our territory pursuant to a national cooperative advertising agreement with Sprint. Sprint PCS’ service area includes the urban markets around our territory. Sprint pays for advertising in these markets. Given the proximity of these markets to ours, we expect spill-over from Sprint PCS’ advertising in surrounding urban markets.

     Program requirements. We must comply with the Sprint PCS program requirements for technical standards, customer service standards, roaming coverage and national and regional distribution and national accounts programs. Some of the technical standards relate to network up-time, dropped calls, blocked call attempts and call origination and termination failures. Our management agreement provides that Sprint PCS intends that any change to the program requirements will be in the best interests of Sprint PCS and us. Sprint PCS can change the program requirements at its discretion and we must implement such changes within a commercially reasonable period of time; provided, however, that we can decline to implement certain changes that we determine will meet certain parameters. We can decline to implement a “capital” program requirement change, defined as change that would require us to make a capital expenditure that is greater than 5% of our capital budget, if such change would either (i) have a negative net present value applying a five-year discounted cash flow model or (ii) cause our combined peak negative cash flow to be an amount greater than 3% of our “enterprise value” (defined as the combined book value of our outstanding debt and equity less cash) when considered individually, or an amount greater than 5% of our enterprise value when combined with all other program requirement changes within the prior twelve months. Additionally, we can decline to implement a “non-capital” program requirement change, defined as change that would not require us to make a capital expenditure in excess of 5% of our capital budget, if such change would either (i) cause our combined peak negative cash flow to be an amount greater than 3% of our “enterprise value” when considered individually, or an amount greater than 5% of our enterprise value when combined with all other program requirement changes within the prior twelve months or (ii) cause a decrease in our forecasted five-year discounted cash flow of more than 3% on a combined net present value basis when considered individually, or more than 5% on a combined net present value basis when combined with all other program requirement changes within the prior twelve months. Notwithstanding the foregoing, we are required to implement certain program requirement changes, regardless of whether we determine that such changes will exceed any of the above-referenced parameters. We must implement a capital program requirement change if the capital requirement associated with such change is necessary to comply with the network performance standards required under our management agreement. Additionally, we must implement any program requirement change if the change relates to a pricing plan or a roaming program and Sprint PCS reasonably determines that the change must be implemented immediately to respond to competitive market forces. Finally, Sprint PCS may require us to implement any program requirement change if Sprint PCS compensates us the amount necessary to prevent us from exceeding all of the applicable above-referenced parameters.

     Non-competition. We may not offer Sprint PCS products and services outside our territory without the prior written approval of Sprint. Within our territory we may offer, market or promote telecommunications products and services only under the Sprint PCS brands, our own brand, brands of related parties of ours or other products and services approved under the management agreement, except that no brand of a significant competitor of Sprint PCS or its related parties may be used for those products and services. To the extent we have or obtain licenses to provide PCS services outside our territory, we may not use the spectrum to offer Sprint PCS products and services without prior written consent from Sprint.

     Termination of management agreement. The management agreement can be terminated as a result of:

•	termination of Sprint’s PCS licenses;

•	an uncured breach under the management agreement;

•	the management agreement not complying with any applicable law in any material respect;

•	the termination of either of the trademark or service mark license agreements; or

•	our failure to obtain the financing necessary for the build-out of our network and for our working capital needs.

•	The termination or non-renewal of either of the management agreements triggers our rights and those of Sprint, as described below.

     If we have the right to terminate the management agreement because of an event of termination caused by a Sprint PCS breach under the management agreement, we may generally:

•	require Sprint to purchase all of our operating assets used in connection with our network for an amount equal to 80% of our Entire Business Value as defined below;

•	if Sprint was the licensee for 20 MHz or more of the spectrum in a particular market on the date the management agreement was executed, require Sprint to sell to us, subject to governmental approval, up to 10 MHz of licensed spectrum for an amount equal to the greater of (1) the original cost to Sprint of the license plus any microwave relocation costs paid by Sprint or (2) 9% of our Entire Business Value; or

•	sue Sprint for damages or submit the matter to arbitration and thereby not terminate the management agreement.

     If Sprint has the right to terminate the management agreement because of an event of termination caused by us, Sprint may generally:

•	require us to sell our operating assets to Sprint for an amount equal to 72% of our Entire Business Value;

•	require us to purchase, subject to governmental approval, up to 10 MHz of licensed spectrum for an amount equal to the greater of (1) the original cost to Sprint of the license plus any microwave relocation costs paid by Sprint or (2) 10% of our Entire Business Value;

•	take any action as Sprint deems necessary to cure our breach of the management agreement, including assuming responsibility for and operating our network; or

•	sue us for damages or submit the matter to arbitration and thereby not terminate the management agreement.

     Non-renewal. If Sprint gives us timely notice that it does not intend to renew the management agreement, we may:

•	require Sprint to purchase all of our operating assets used in connection with our network for an amount equal to 80% of our Entire Business Value; or

•	if Sprint was the licensee for 20 MHz or more of the spectrum in a particular market on the date the management agreement was executed, require Sprint to sell to us, subject to governmental approval, up to 10 MHz of licensed spectrum for an amount equal to the greater of (1) the original cost to Sprint of the license plus any microwave relocation costs paid by Sprint or (2) 10% of our Entire Business Value.

     If we give Sprint timely notice of non-renewal, we both give notice of non-renewal, the agreement expires with neither party giving notice of non-renewal or the management agreement is terminated for failure to comply with legal requirements or regulatory considerations, Sprint may, subject to certain limitations:

•	purchase all of our operating assets for an amount equal to 80% of our Entire Business Value; or

•	require us to purchase, subject to governmental approval, up to 10 MHz of licensed spectrum for an amount equal to the greater of (1) the original cost to Sprint of the license plus any microwave relocation costs paid by Sprint or (2) 10% of our Entire Business Value.

     Determination of Entire Business Value. If the Entire Business Value is to be determined, we and Sprint will each select one independent appraiser and the two appraisers will select a third appraiser. The three appraisers will determine the Entire Business Value on a going concern basis using the following guidelines and assumptions:

•	the Entire Business Value is based on the price a willing buyer would pay a willing seller for the entire on-going business;

•	then-current customary means of valuing a wireless telecommunications business will be used;

•	the business is conducted under the Sprint and Sprint PCS brands and the Sprint PCS Agreements;

•	that we own the spectrum and frequencies presently owned by Sprint that we use and that are subject to the Sprint PCS Agreements; and

•	the valuation will not include any value for businesses not directly related to the Sprint PCS products and services, and these businesses will not be included in the sale.

     Indemnification. We have agreed to indemnify Sprint and its directors, officers, employees and agents and related parties of Sprint and their directors, officers, employees and agents against any and all claims against any of these parties arising from our violation of any law, a breach by us of any representation, warranty or covenant contained in the management agreement or any other agreement between us and Sprint, our ownership of the operating assets or the actions or the failure to act of anyone who is employed or hired by us in the performance of any work under the management agreement, except we will not indemnify Sprint for any claims arising solely from their negligence or willful misconduct. Sprint PCS has agreed to indemnify us and our directors, officers, employees and agents against all claims against any of these parties arising from Sprint PCS’ violation of any law, from Sprint PCS’ breach of any representation, warranty or covenant contained in the management agreement or any other agreement between Sprint and us, or the actions or the failure to act of anyone who is employed or hired by Sprint in the performance of any work under the management agreement, except Sprint will not indemnify us for any claims arising solely from our negligence or willful misconduct.

The Services Agreements

     Pursuant to the most recent amendments to our services agreements, Sprint PCS consolidated support services relating to billing, customer care, collections, network operations control center monitoring, national platform, information technology, interconnectivity, voice mail, directory assistance, operator services and roaming clearinghouse services into one back office service referred to in the amendments as “Sprint CCPU service,” or “cash cost per user service,” all of which support services we had been purchasing prior to the consolidation. The term “Sprint CCPU service” refers to certain support services that we purchase from Sprint PCS. We have agreed to continue to purchase the Sprint CCPU service from Sprint PCS through December 31, 2006 at a monthly rate per subscriber of $7.00 until December 31, 2005 and $6.75 from January 1, 2006 until December 31, 2006. Beginning in 2007, the monthly rate for the next three years for Sprint CCPU service will be reset to a mutually acceptable amount based on the amount necessary to recover Sprint PCS’ reasonable costs for providing Sprint CCPU service; provided, however that the monthly rate will not exceed $8.50 per subscriber. If we and Sprint PCS cannot agree to a new rate for any future three-year period beyond 2006, we have the option to continue to purchase the Sprint CCPU service and have an arbitrator determine the new rate or self-provision or procure those services elsewhere, subject to certain rights and procedures relating to our ability to transition only customer care and collection services beginning in 2008.

     Sprint PCS also consolidated services relating to subscriber activation, credit verification, handset logistics and handset carrying and obsolescence costs into one category referred to in the amendments as “Sprint CPGA service” or “cost per gross addition service,” all of which services and /or costs, prior to the consolidation, we had been purchasing in the case of the services or bearing in the case of the costs. The term “Sprint CPGA service” refers to certain support services that we purchase from Sprint PCS. We have agreed to continue to purchase the Sprint CPGA service from Sprint PCS through December 31, 2006 at a monthly rate of $22.00 per gross subscriber addition in our service area. Beginning in 2007, the monthly rate for the next three years for Sprint CPGA service will be reset to a mutually acceptable amount based on the amount necessary to recover Sprint PCS’ reasonable costs for providing Sprint CPGA service. If we and Sprint PCS cannot agree to a new rate for any future three-year period beyond 2006, we have the option to continue to purchase the Sprint CPGA service and have an arbitrator determine the new rate or self-provision or procure those services elsewhere.

     Sprint PCS may contract with third parties to provide expertise and services identical or similar to those to be made available or provided to us. We have agreed not to use the services performed by Sprint PCS in connection with any other business or outside our markets. Sprint PCS must give us nine months’ notice if it discontinues a significant service, including customer service, billing or collections. If we wish to continue to receive that service, Sprint PCS will use commercially reasonable efforts to help us provide the service ourselves or find another vendor to provide the service and to facilitate any transition.

     We may elect to outsource all (but not less than all) of our customer care services, which consist primarily of call center support, by providing notice to Sprint PCS during the six-month period beginning on January 1, 2006 and ending on June 30, 2006, together with payment of a $3.0 million election fee. After making the election, Sprint PCS will continue to provide services to us, other than the customer care services that have been outsourced, and the services agreement shall be amended to provide that the fees we pay to Sprint PCS for the Sprint CCPU service and the Sprint CPGA service will be the then-current cost to Sprint PCS of such services; provided, however, that the fee for the Sprint CPGA service through December 31, 2006, shall be $15.00 multiplied by the number of gross customer additions in our territory.

The Trademark and Service Mark License Agreements

     We have non-transferable, royalty-free licenses to use the Sprint and Sprint PCS brand names and “diamond” symbol, and several other U.S. trademarks and service marks. We believe that the Sprint and Sprint PCS brand names and symbols enjoy a very high degree of recognition, providing us an immediate benefit in the marketplace. Our use of the licensed marks is subject to our adherence to quality standards determined by Sprint and use of the licensed marks in a manner that would not reflect adversely on the image of quality symbolized by the licensed marks. We have agreed to promptly notify Sprint of any infringement of any of the licensed marks within our territory of which we become aware and to provide assistance to Sprint in connection with Sprint’s enforcement of its respective rights. We have agreed with Sprint to indemnify each other for losses incurred in connection with a material breach of the trademark license agreements. In addition, we have agreed to indemnify Sprint from any loss suffered by reason of a third party claim arising from our use of the licensed marks or marketing, promotion, advertisement, distribution, lease or sale of any Sprint products and services other than losses arising solely out of our use of the licensed marks in compliance with the contractual guidelines.

     Sprint can terminate the trademark and service mark license agreements if we file for bankruptcy, materially breach the agreement or our management agreement is terminated. However, in connection with our bankruptcy filing, Sprint did not exercise its right to terminate these agreements. We can terminate the trademark and service mark license agreements upon Sprint’s abandonment of the licensed marks or if Sprint files for bankruptcy, or the management agreement is terminated.

Regulatory Environment

  Regulation of the Wireless Telecommunications Industry

     The FCC can have a substantial impact upon entities that manage wireless personal communications service networks and/or provide wireless personal communications services because the FCC regulates the licensing, construction, operation, acquisition and interconnection arrangements of wireless telecommunications networks in the United States. Sprint, not us, owns the FCC licenses for the wireless services that we provide in our service territory.

     The FCC has promulgated a series of rules, regulations and policies to, among other things:

•	grant or deny licenses for wireless personal communications service frequencies;

•	grant or deny wireless personal communications service license renewals;

•	rule on assignments and/or transfers of control of wireless personal communications service licenses;

•	govern the interconnection of wireless personal communications service networks with other wireless and wireline service providers;

•	establish access and universal service funding provisions;

•	establish service requirements such as enhanced 911 service;

•	participate in number “pooling” programs and maintain detailed records of numbers used subject to audit;

•	offer number portability to subscribers;

•	impose fines and forfeitures for violations of any of the FCC’s rules;

•	regulate the technical standards of wireless personal communications services networks; and

•	govern certain aspects of the relationships between carriers and subscribers, such as the use of personal information and number portability.

     Through rules that became fully effective on January 1, 2003, the FCC eliminated its spectrum cap for Commercial Mobile Radio Service, or CMRS, which includes broadband wireless personal communications services, cellular and SMR. The cap previously had limited CMRS providers to 55 MHz in any geographic area. The FCC also eliminated its rule that prohibited a party from owning interests in both cellular networks in the same Metropolitan Statistical Areas (“MSAs”), though it retained the cross-interest prohibition for less populous Rural Service Areas (“RSAs”). The FCC’s new rules blur the “bright line” of spectrum caps, however, and require a case-by-case analysis to determine whether a proposed CMRS spectrum combination will not have an anticompetitive effect.

  Transfers and Assignments of Wireless Personal Communications Services Licenses

     Although we use Sprint PCS’ licenses to provide wireless service as a PCS Affiliate, we own one FCC license for PCS services for the Chillicothe, Ohio Basic Trading Area. The FCC must give prior approval to the assignment of, or transfers involving, substantial changes in ownership or control of a wireless personal communications service license. Non-controlling interests in an entity that holds a wireless personal communications service license or operates wireless personal communications service networks generally may be bought or sold without prior FCC approval. In addition, the FCC requires only post-consummation notification of pro forma assignments or transfers of control of certain commercial mobile radio service licenses.

  Conditions of Wireless Personal Communications Services Licenses

     Wireless personal communications service licenses are granted for ten-year terms conditioned upon timely compliance with the FCC’s build-out requirements. Pursuant to the FCC’s build-out requirements, all 30 MHz broadband wireless personal communications service licensees must construct facilities that offer coverage to one-third of the population in their licensed areas within five years and to two-thirds of the population in such areas within ten years, and all 10 MHz broadband wireless personal communications services licensees must construct facilities that offer coverage to at least one-quarter of the population in their licensed areas within five years or make a showing of “substantial service” within that five-year period.

     If the build-out requirements are not met, wireless personal communications service licenses could be forfeited. The FCC also requires licensees to maintain control over their licenses. Our affiliation agreements with Sprint PCS reflect an arrangement that the parties believe meet the FCC requirements for licensee control of licensed spectrum.

     If the FCC were to determine that our affiliation agreements with Sprint PCS need to be modified to increase the level of licensee control, the agreements may be modified to cure any purported deficiency regarding licensee control of the licensed spectrum. However, the business arrangement between the parties may have to be restructured. The FCC could also impose monetary penalties on Sprint, and possibly revoke one or more of the Sprint licenses.

  Wireless Personal Communications Services License Renewal

     Wireless personal communications service licensees can renew their licenses for additional ten-year terms. Wireless personal communications service renewal applications are not subject to auctions. However, under the FCC’s rules, third parties may oppose renewal applications and/or file competing applications. If one or more competing applications are filed, a renewal application will be subject to a comparative renewal hearing. The FCC’s rules afford wireless personal communications services renewal applicants involved in comparative renewal hearings with a “renewal expectancy.” The renewal expectancy is the most important comparative factor in a comparative renewal hearing and is applicable if the wireless personal communications service renewal applicant has:

•	provided “substantial service” during its license term; and

•	substantially complied with all applicable laws and FCC rules and policies.

•	The FCC’s rules define “substantial service” in this context as service that is sound, favorable and substantially above the level of mediocre service that might minimally warrant renewal. The FCC’s renewal expectancy and procedures make it likely that Sprint will retain the wireless personal communications service licenses that we manage for the foreseeable future.

  Interconnection

     The FCC has the authority to order interconnection between commercial mobile radio services, commonly referred to as CMRS, providers and incumbent local exchange carriers. The FCC has ordered local exchange carriers to provide reciprocal compensation to CMRS providers for the termination of traffic. Interconnection agreements are negotiated on a statewide basis and are subject to state approval.

     The FCC rules and rulings, as well as state proceedings, and a review by courts of such rules and rulings directly impact the nature and cost of the facilities necessary for interconnection of the PCS networks of Sprint with local, national and international telecommunications networks. They also determine the nature and amount of revenues that we and Sprint can receive for terminating calls originating on the networks of local exchange and other telecommunications carriers.

     Other FCC requirements. CMRS providers, including Sprint, are required to permit manual roaming on their networks. With manual roaming, any user whose mobile phone is technically capable of connecting with a carrier’s network must be able to make a call by providing a credit card number or making some other arrangement for payment. Since October 2000, the FCC has been considering changes in its rules that may terminate the manual roaming requirement and may impose automatic roaming obligations, under which users with capable equipment would be permitted to originate or terminate calls without taking action other than turning on the mobile phone.

     FCC rules require that local exchange and most CMRS providers allow subscribers to change service providers without changing telephone numbers, which, for wireless service providers, is referred to as wireless local number portability, or WLNP. FCC regulations requiring that most CMRS providers implement WLNP in the 100 largest metropolitan areas in the United States went into effect on November 24, 2003, and FCC regulations requiring that CMRS providers implement WLNP outside the 100 largest metropolitan areas in the United States went into effect on May 24, 2004. FCC regulations require most CMRS providers to be able to deliver calls from their networks to ported numbers anywhere in the country and contribute to the Local Number Portability Fund. We may be liable to Sprint for any penalties that Sprint may be subject to if we are unable to comply with the FCC’s WLNP regulations within a reasonable period of time. Implementation of WLNP has required wireless personal communications service providers like us and Sprint to purchase more expensive switches and switch upgrades. However, it has also enabled existing cellular subscribers to change to wireless personal communications services without losing their existing wireless telephone numbers, which has made it easier for wireless personal communications service providers to market their services to existing cellular users. The existence of WLNP could adversely impact our business since it makes subscribers defections more likely and we may not be able to replace subscribers who have switched to other carriers.

     FCC rules require broadband personal communications services and other commercial mobile radio services providers to implement enhanced emergency 911 capabilities that provide the location of wireless 911 callers to “Public Safety Answering Points.” The FCC has approved a plan proposed and amended by Sprint under which Sprint began selling specially equipped telephone handsets in 2001, with a rollout of such handsets that continued until June 30, 2003, when all new handsets activated nationwide were to be specially equipped. Sprint’s plan requires that by December 31, 2005, 95% of Sprint wireless subscriber handsets in service must be equipped for the Sprint wireless enhanced 911 service. Moreover, Sprint completed its PCS network upgrade to support enhanced 911 service by December 31, 2002 and began providing a specified level of enhanced 911 service by June 30, 2002.

     Communications assistance for law enforcement. The Communications Assistance for Law Enforcement Act (“CALEA”), enacted in 1994, requires wireless personal communications service and other telecommunications service providers to ensure that their facilities, equipment and services are able to comply with authorized electronic surveillance by federal, state and local law enforcement personnel. Wireless personal communications service providers were generally required to comply with the current industry CALEA capability standard, known as J-STD-025, by June 30, 2000, for the electronic interception of voice communications, and with certain additional standards by September 30, 2001. Wireless personal communications service providers are also required to implement “packet-mode” electronic interception capabilities. Wireless communications service providers, including Sprint (on behalf of itself and the PCS Affiliates, including Horizon), filed for an extension of time to implement the packet-mode interception capabilities until November 19, 2003. The FCC extended the compliance date to January 30, 2004 in the absence of an FBI program to develop agreed upon carrier deployment dates. On January 30, 2004, Sprint (on behalf of itself and the Sprint PCS Affiliates) filed a request for further extension to deploy packet-mode interception capabilities. On June 21, 2004, the Department of Justice opposed the request for additional time. In December 2004, Sprint deployed packet-mode CALEA electronic capabilities in its wireless IP network compliant with industry standards, therefore negating the request for extension of time as it applies to Sprint’s packet-mode ReadyLinkTM service. Sprint’s request for extension of time with respect to other packet-mode services remains pending. Most wireless personal communications service providers are ineligible for federal reimbursement for the software and hardware upgrades necessary to comply with the CALEA capability and capability requirements. In addition, the FCC is considering petitions from numerous parties to establish and implement technical compliance standards pursuant to CALEA requirements. In sum, CALEA capability and capability requirements are likely to impose some additional switching and network costs upon Sprint and its PCS Affiliates and other wireless entities.

     The USA Patriot Act of 2001 included certain provisions that enable law enforcement agencies and other branches of the government to more easily acquire records and information regarding certain uses of communications facilities from telecommunications carriers, including PCS carriers.

     Other federal regulations. Sprint and the PCS Affiliates of Sprint must bear the expense of compliance with FCC and Federal Aviation Administration regulations regarding the siting, lighting and construction of transmitter towers and antennas. In addition, FCC environmental regulations may cause some of our base station locations to become subject to the additional expense of regulation under the National Environmental Policy Act. The FCC is required to implement this Act by requiring service providers to meet land use and radio emissions standards.

     Review of universal service requirements. The FCC and certain states have established “universal service” programs to ensure that affordable, quality telecommunications services are available to all Americans. Sprint is required to contribute to the federal universal service program as well as existing state programs. The FCC has determined that Sprint’s “contribution” to the federal universal service program is a variable percentage of “end-user telecommunications revenues.” Although many states have or are likely to adopt a similar assessment methodology, the states are free to calculate telecommunications service provider contributions in any manner they choose as long as the process is not inconsistent with the FCC’s rules. At the present time, it is not possible to predict the extent of the Sprint total federal and state universal service assessments or its ability to recover from the universal service fund. However, some wireless entities are seeking state commission designation as “eligible telecommunications carriers,” enabling them to receive federal and state universal service support.

     Wireless facilities siting. States and localities are not permitted to regulate the placement of wireless facilities so as to “prohibit” the provision of wireless services or to “discriminate” among providers of those services. In addition, so long as a wireless network complies with the FCC’s rules, states and localities are prohibited from using radio frequency health effects as a basis to regulate the placement, construction or operation of wireless facilities. These rules are designed to make it possible for Sprint and its PCS Affiliates and other wireless entities to acquire necessary tower sites in the face of local zoning opposition and delays.

     Equal access. Wireless providers are not required to provide long-distance carriers with equal access to wireless subscribers for the provision of toll services. This enables us and Sprint to generate additional revenues by reselling the toll services of Sprint PCS and other interexchange carriers from whom we can obtain favorable volume discounts. However, the FCC is authorized to require unblocked access to toll service providers subject to certain conditions.

     State regulation of wireless service. With the rapid growth and penetration of wireless services has come a commensurate surge of interest on the part of some state legislatures and state public utility commissions in regulating our industry. This interest has taken the form of efforts to regulate customer billing, termination of service arrangements, advertising, filing of “informational” tariffs, certification of operation, service coverage and quality, drivers’ use of handsets, provision of emergency 911 service and many other areas. We anticipate that this trend will continue. It will require us to devote resources to working with the states to respond to their concerns while minimizing any new regulation that could increase our costs of doing business.

     Section 332 of the Communications Act preempts states from regulating the rates and entry of CMRS providers. However, states may petition the FCC to regulate the rates and entry of those providers and the FCC may grant that petition if the state demonstrates that:

•	market conditions fail to protect subscribers from unjust and unreasonable rates or rates that are unjustly or unreasonably discriminatory; or

•	such market conditions exist and commercial mobile radio service is a replacement for a substantial portion of the landline telephone service within the state.

     To date, the FCC has granted no such petition.

     Section 332 of the Communications Act does not prohibit a state from regulating the other “terms and conditions” of commercial mobile services, including consumer billing information and practices, billing disputes and other consumer protection matters. Several states have invoked this language to impose, or propose, various consumer-related regulations on the wireless industry such as rules governing customer contracts and advertising. States also may impose their own universal service support regimes on wireless and other telecommunications carriers, similar to the requirements that have been established by the FCC.

     To the extent Sprint and the PCS Affiliates provide fixed wireless service, we may be subject to additional state regulation. These standards and rulings have prevented states from delaying the entry of wireless personal communications services and other wireless carriers into their jurisdictions via certification and similar requirements, and from delaying or inhibiting aggressive or flexible wireless price competition after entry.

     Interference temperature. In November 2003, the FCC launched an inquiry aimed at establishing a new paradigm for the determination of interference to wireless services. Currently, interference measurements are based on transmitter operations. The proposed “interference temperature” would take into account interactions between transmitters and receivers, as well as all other elements of the radio frequency environment. One goal of this proceeding is to create opportunities for other transmitters, whether licensed or unlicensed, to operate in bands that are now exclusively reserved for licensees, such as the personal communications service frequencies used by Sprint. It is too early in this proceeding to determine what effect, if any, this inquiry by the FCC will have on our business.

MANAGEMENT

Directors and Executive Officers

     The following table represents information with respect to our directors and executive officers.

	Age	Position
William A. McKell	44	Director, President and Chief Executive Officer
Peter M. Holland	39	Director, Chief Financial Officer
Alan G. Morse	46	Chief Operating Officer
Monesa S. Skocik	43	Senior Vice President, Operations
Lawrence J. Askowitz	39	Director
Timothy G. Biltz	46	Director
Anthony Civale	30	Director
Jeffrey W. Jones	43	Director
Robert A. Katz	38	Director

     William A. McKell has served a director, President and Chief Executive Officer of Horizon PCS since its inception in April 2000 and has served as President, Chief Executive Officer and Chairman of the Board of Horizon Personal Communications since May 1996. Mr. McKell has been President of and a member of the Management Committee of Bright PCS since its formation in September 1999. Mr. McKell served as Vice President of Network Services from January 1996 to April 1996 and Director of Network Services from August 1994 to December 1995 for The Chillicothe Telephone Company, a local telephone company. Mr. McKell was chairman of the board of directors, president and chief executive officer of Horizon PCS at the time Horizon PCS filed voluntary petitions for reorganization under Chapter 11 of the United States Bankruptcy Code.

     Peter M. Holland has served as the Chief Financial Officer of Horizon PCS since its inception in April 2000 and has served as the Chief Financial Officer of Horizon Personal Communications since November 1999. Mr. Holland has been a member of the management committee of Bright PCS since its formation in September 1999. He served as Vice President of Finance and Treasurer of Horizon Telcom from November 1999 through September 2004. From May 1996 to December 1999, Mr. Holland was a principal and owner of The Pinnacle Group located in Langley, Washington. Mr. Holland started his career in telecommunications with Ernst & Young’s telecommunications consulting group and was a Certified Public Accountant. Mr. Holland started his career in telecommunications with Ernst & Young’s telecommunications consulting group and was a Certified Public Accountant. Mr. Holland was a director and chief financial officer of Horizon PCS at the time Horizon PCS filed voluntary petitions for reorganization under Chapter 11 of the United States Bankruptcy Code.

     Alan G. Morse was appointed Chief Operating Officer of the Company on March 1, 2002. Previously, Mr. Morse was chief operating officer of TelePacific Communications, Inc., an integrated telecommunications provider operating in California and Nevada from 2000 to 2001. From 1996 to 2000, he was area vice president for Sprint PCS, where he managed the build-out, launch and operation of Sprint PCS businesses in Cleveland, Cincinnati, Columbus, Indianapolis and Pittsburgh. He has held management positions with Nextel Communications Inc. and Cellular One of Ohio and Michigan. Mr. Morse was chief operating officer of Horizon PCS at the time Horizon PCS filed voluntary petitions for reorganization under Chapter 11 of the United States Bankruptcy Code.

     Monesa S. Skocik has served as a Vice President of Horizon PCS since its inception in April 2000 and of Horizon Personal Communications since August 1999. Ms. Skocik has over eight years of telecommunications experience. Ms. Skocik is responsible for our coordination, management and implementation of Sprint PCS’ new product launches, compliance monitoring and other corporate customer service functions. Since March 1997, Ms. Skocik has held various positions with Horizon Personal Communications, including Vice President of Customer Operations, Director — Customer Service and Manager — Customer Care. Ms. Skocik was vice president, external affairs, of Horizon PCS at the time Horizon PCS filed voluntary petitions for reorganization under Chapter 11 of the United States Bankruptcy Code.

     Lawrence J. Askowitz was appointed as a director of Horizon PCS in October 2004 pursuant to Horizon PCS’ Plan of Reorganization. Mr. Askowitz has been a partner at Z Communications Capital, which advises and acquires communication and media technology companies, since April 2005. Mr. Askowitz had previously partnered with Zelnick Media, a private equity firm that acquires and operates media businesses, from April 2004 to April 2005 heading its telecommunication and media technology efforts before forming Z Communications Capital. Prior to joining Zelnick Media, Mr. Askowitz spent over sixteen years as an investment banker for Lazard, Credit Suisse First Boston and Deutsche Bank.

     Timothy G. Biltz was appointed as a director of Horizon PCS in October 2004 pursuant to our Plan of Reorganization. Mr. Biltz is Chief Operating Officer and serves on the board of directors of SpectraSite, Inc. Prior to joining SpectraSite in August 1999, Mr. Biltz spent 10 years at Vanguard Cellular Systems, Inc., most recently as Executive Vice President and Chief Operating Officer. He joined Vanguard in 1989 as Vice President of Marketing and Operations and was Executive Vice President and President of U.S. Wireless Operations from November 1996 until May 1998 when he became Chief Operating Officer. Mr. Biltz also serves on the board of directors of one privately held company. SpectraSite, Inc. filed for Chapter 11 protection under the United States bankruptcy laws on November 15, 2002.

     Anthony Civale was appointed as a director of Horizon PCS in October 2004 pursuant to our Plan of Reorganization. Mr. Civale is a Principal with Apollo Management, L.P., with which he has been associated since 1999, and which, together with affiliated investment managers, manages the Apollo investment funds, including Apollo Investment Fund IV, L.P. and Apollo Overseas Partners IV, L.P. Mr. Civale also serves on the board of directors of two privately held Apollo portfolio companies.

     Jeffrey W. Jones was appointed as a director of Horizon PCS in October 2004 pursuant to our Plan of Reorganization. Mr. Jones currently serves as Senior Vice President and Chief Financial Officer of Vail Resorts, Inc. He joined Vail Resorts, Inc. in September 2003, as Senior Vice President and Chief Financial Officer of Vail Resorts Development Company and served in that capacity until November 18, 2003. From 1999 to September 2003, Mr. Jones served as Executive Vice President and Chief Financial Officer of Clark Retail Enterprises, Inc. in Chicago, Illinois, a privately held multi-unit convenience, food and gasoline retailer. Prior to 1999, Mr. Jones spent a year as Chief Financial Officer and Treasurer of Lids Corporation in Boston, Massachusetts, a specialty retailer. From 1994 to 1998, Mr. Jones held the positions of Vice President and Controller and then Vice President of Finance, Real Estate and Administration for Clark Refining and Marketing, Inc. (now known as Premcor, Inc.) in St. Louis, Missouri. Prior to 1994, Mr. Jones worked in several corporate positions, including Controller, Treasurer and Vice President-Controller, at Dairy Mart Convenience Stores, Inc., a publicly traded company. Clark Retail Group and Clark Retail Enterprises, Inc. filed for Chapter 11 protection under the United States bankruptcy laws on October 14, 2002. Mr. Jones is a member of the American Institute of Certified Public Accountants.

     Robert A. Katz was appointed a director of Horizon PCS in October 2004 pursuant to our Plan of Reorganization. Mr. Katz has been associated with Apollo Management, L.P., an affiliate of Apollo Investment Fund IV, L.P., in various capacities since 1990. Mr. Katz is also a director of Vail Resorts, Inc. and United Agri Products, Inc. Mr. Katz previously served on the board of directors of Horizon PCS from September 2000 until August 15, 2003, the date on which Horizon PCS filed for bankruptcy.

Board of Directors

     There are presently seven members of the board of directors.

     The members of the Board of Directors receive an annual retainer of $15,000. The members of the audit committee receive an additional annual retainer of $20,000. The chairman of the audit committee receives an additional annual retainer of $5,000. Each member of the Board of Directors receives a $1,000 fee for each Board or committee meeting attended (other than the executive committee) whether such person attends in person or telephonically.

     Each nonemployee member of the Board of Directors received options to acquire 8,446 shares of the common stock of Horizon PCS at an exercise price of $17.76 per share. Such options vest at the rate of 16.667% every six months from October 21, 2004 and will become fully vested three years after such date, provided that these options shall fully vest upon a change of control of the Company or as may be otherwise specified in the option agreements which govern the option grant.

Board Committees

     We have an executive committee that, except as prohibited by applicable law or expressly delegated to another committee of the Board, has the right to exercise all of the powers and authority of the Board in the management of our business and affairs and to address such other matters as the Board may delegate to the executive committee from time to time. The members of the executive committee are Messrs. Civale, Katz and McKell.

     We formed an audit committee in connection with our emergence from bankruptcy. The audit committee is responsible for the appointment and retention of our independent auditors, as well as oversight of (i) the integrity of our financial statements, (ii) our compliance with legal and regulatory requirements, (iii) the independent auditor’s qualification and independence and (iv) the performance of our internal audit function and independent auditors.

The members of the audit committee are Messrs. Askowitz, Biltz and Jones, and Mr. Jones serves as the chairman of the audit committee. Our board of directors has determined that Mr. Jones, the chairman of our audit committee, is an “audit committee financial expert,” as defined by the SEC’s rules.

     We have a nominating and corporate governance committee that, except as prohibited by applicable law or expressly delegated to another committee of the Board, has the authority to propose to the stockholders or to continuing directors, before any election of directors by stockholders of the filling of any vacancy by the Board, a slate of director candidates equal in number to the vacancies to be filled, develop and recommend to the Board a set of corporate governance principles applicable to us and oversee the evaluation of the Board and management and to address such other matters as the Board may delegate to the nominating and corporate governance committee from time to time. The members of the nominating and corporate governance committee are Messrs. Askowitz, Civale and Jones, and Mr. Askowitz serves as the chairman of the nominating and corporate governance committee.

     We have a compensation committee that, except as prohibited by applicable law or expressly delegated to another committee of the Board, has the authority to review and approve corporate goals and objectives relevant to the compensation of our chief executive officer, evaluate the chief executive officer’s performance in light of these goals and objectives and, either as a committee or together with the other members of the Board, determine and approve the chief executive officer’s compensation level based on this evaluation, make recommendations to the Board with respect to compensation of other executive officers of the company, incentive compensation plans and equity compensation plans, otherwise establish and review the compensation policies and procedures of the company, subject to approval by the Board, and make recommendations to the Board in connection therewith and to address such other matters as the Board may delegate to the compensation committee from time to time. The members of the compensation committee are Messrs. Biltz, Civale and Katz, and Mr. Katz serves as the chairman of the compensation committee.

Limitation on Liability and Indemnification

     Our certificate of incorporation limits the liability of directors to the maximum extent permitted by Delaware law. Our certificate of incorporation provides that we shall indemnify our directors and executive officers and may indemnify our other officers and employees and agents and other agents to the fullest extent permitted by law. Our certificate of incorporation also permits us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of actions in his or her official capacity. We have directors’ and officers’ insurance providing indemnification for certain of our directors, officers and employees for these types of liabilities. We believe that these provisions and the insurance are necessary to attract and retain qualified directors and officers.

Executive Compensation

     The following table presents summary information with respect to the compensation paid to our Chief Executive Officer and our three other highest paid executive officers and one former executive officer whose salary and bonus exceeded $100,000 during the year ended December 31, 2004.

				Long-Term
				Compensation
	Annual Compensation			Securities	All Other
Name and Principal Position	Year	Salary($)	Bonus($)	Underlying Options(#)	Compensation($)
William A. McKell	2004	$224,863	$237,264	197,340	$19,581	(1)
Chairman of the Board,	2003	213,150	124,479	—	20,451	(2)
President and Chief	2002	207,500	50,103	—	13,075	(3)
Executive Officer

Peter M. Holland	2004	$197,380	178,671	148,005	$16,039	(4)
Chief Financial Officer	2003	186,507	97,170	—	12,514	(5)
	2002	181,562	43,819	—	12,676	(6)

Alan G. Morse	2004	$190,775	$174,174	100,000	$630	(7)
Chief Operating Officer	2003	182,700	95,187	—	6,600	(8)
	2002	150,000	36,627	200,000	10,193	(9)

Monesa S. Skocik	2004	$136,164	$83,246	59,202	$13,820	(10)
Vice President,	2003	133,219	44,216	—	13,455	(11)
External Affairs	2002	129,688	33,113	—	11,171	(12)

Joseph J. Watson(13)	2004	$119,213	$44,684	—	$103,601	(14)
Vice President,	2003	133,219	41,362	—	15,516	(15)
Sales and Marketing	2002	129,688	29,535	—	10,190	(16)

(1)	Includes a yearly car allowance of $10,877, other pension of $4,262, life insurance premiums of $400, and a 401(k) contribution of $4,042.

(2)	Includes a yearly car allowance of $11,946, other pension of $4,828, life insurance premiums of $401, and a 401(k) contribution of $3,276.

(3)	Includes a yearly car allowance of $9,368, and a 401(k) contribution of $3,707.

(4)	Includes a yearly car allowance of $9,729, life insurance premiums of $378, and a 401(k) contribution of $5,932.

(5)	Includes a yearly car allowance of $7,464 life insurance premiums of $378, and a 401(k) contribution of $4,672.

(6)	Includes a yearly car allowance of $8,103 and a 401(k) contribution of $4,573.

(7)	Includes life insurance premiums of $630.

(8)	Includes a yearly car allowance of $6,114 and life insurance premiums of $486.

(9)	Includes a yearly car allowance of $6,443 and a 401(k) contribution of $3,750.

(10)	Includes a yearly car allowance of $7,086, other pension of $2,154, life insurance premiums of $418, and a 401(k) contribution of $4,162.

(11)	Includes a yearly car allowance of $6,969, other pension of $1,999, life insurance premiums of $418, and a 401(k) contribution of $4,069.

(12)	Includes a yearly car allowance of $7,211 and a 401(k) contribution of $3,960.

(13)	Mr. Watson terminated employment with the Company in October, 2004.

(14)	Includes a yearly car allowance of $12,259, other pension of $2,529, and severance of $88,813.

(15)	Includes a yearly car allowance of $10,141, other pension of $2,738, life insurance premiums of $374, and a 401(k) contribution of $2,263.

(16)	Includes a yearly car allowance of $7,298, other pension of $1,634, life insurance premiums of $415, and a 401(k) contribution of $843.

     Grant of Options. During 2004, the Board of Directors granted options to executive officers. We have not granted any stock appreciation rights (SARs). The following table sets forth information regarding the grants of options in 2004:

	Number of
	Securities	% of Total			Potential Realizable
	Underlying	Options/SARs			Value at Assumed Annual
	Options/	Granted to	Exercise		Rates of Appreciation for
	SARs	Employees in	Price	Expiration	Option Term
Name	Granted (#)	Fiscal Year	($/Sh)	Date	5%($)	10%($)
William A. McKell	197,340	26.8%	17.76	10/21/2014	$111,004	$283,183

Peter M. Holland	148,005	20.1	17.76	10/21/2014	83,253	212,387

Alan G. Morse	100,000	13.6	17.76	10/21/2014	56,250	143,500

Monesa S. Skocik	59,202	8.0	17.76	10/21/2014	33,301	89,955

Joseph J. Watson	—	—	—	—	—	—

Stock Option Plans

     In connection with the Reorganization, we adopted the 2004 Stock Incentive Plan which reserved 986,702 shares for issuance to officers, directors and key employees. We expect that these shares will be issued pursuant to the exercise of stock options.

     The following table sets forth information concerning stock option exercises in fiscal 2004, and the number and value of unexercised options held on December 31, 2004, by each of our named executive officers.

Aggregated Option Exercises in Fiscal Year 2004
Fiscal Year-End Option Values

	Number of Securities		Value of Unexercised
	Underlying Unexercised		In-The-Money
	Options At Year End(#)		Options At Year End($)
	Exercisable	Unexercisable	Exercisable	Unexercisable(1)
William A. McKell	0	197,340	0	$1,280,737
Peter M. Holland	0	148,005	0	960,552
Alan G. Morse	0	100,000	0	649,000
Monesa S. Skocik	0	59,202	0	384,221
Joseph J. Watson	—	—	—	—

(1)	Based on a closing bid price per share of $24.25 as quoted in the pink sheets on December 30, 2004.

Employment Agreements

     In connection with our emergence from Chapter 11 proceedings, we entered into employment agreements with Messrs. McKell, Holland and Morse and Ms. Skocik. The employment agreements provide for an annual base salary of $260,000 to Mr. McKell, $230,000 to Mr. Holland, $215,000 to Mr. Morse and $145,000 to Ms. Skocik. In addition to their base salary, each of these executives is eligible to receive an annual bonus up to 40% of his or her base salary and is eligible to participate in our employee benefit plans. Each of these employment agreements, except with respect to Mr. Morse, has a term of three years, commencing on October 1, 2004, and automatically renews for additional one-year terms unless either party gives written notice of non-renewal at least 9 months prior to the expiration for each term. Mr. Morse’s employment agreement commenced on October 1, 2004 and the term ends on December 31, 2005. Mr. Morse’s employment agreement does not automatically renew. In addition, under certain circumstances specified in Mr. Morse’s employment agreement, Mr. Morse may be entitled to a retention bonus equal to the amount of $161,250.

     The employment agreements provide that the employment of Mr. McKell, Mr. Holland, Mr. Morse or Ms. Skocik may be terminated with or without cause, as defined in the agreements. If Mr. McKell, Mr. Holland or Ms. Skocik is terminated without cause, each executive is entitled to receive continuing payments of base salary for 21 months for Mr. McKell, 18 months for Mr. Holland, and 12 months for Ms. Skocik. In the case of Mr. McKell, this is increased to 33 months if the termination occurs within 6 months after a change in control of Horizon PCS. In the case of Mr. Holland, this is increased to 27 months if the termination occurs within 6 months after a change in control of Horizon PCS. If Mr. Morse is terminated without cause, he is entitled to receive continuing payments of 1.5 times his base salary as in effect on June 30, 2003 for 18 months. In addition, in the event of termination due to death or disability, each executive or the executive’s estate will receive continuing payments of base salary for 12 months after termination plus a lump sum payment equal to a target incentive bonus pro-rated for the years of termination, and will pay the executive’s COBRA premium payments for the shorter of 12 months or the period of his or her eligibility under COBRA. Under the employment agreements, each executive has agreed to a restriction on their present and future employment. Each of Mr. McKell, Mr. Holland and Ms. Skocik have agreed not to compete in any business that competes with any aspect of our business either directly or indirectly while employed by us and for a period of 12 months after termination of employment. Mr. Morse has agreed not to compete in any business that competes with any aspect of our business either directly or indirectly while employed by us and for a period of 3 months after termination of employment.

     In connection with our contemplated merger with iPCS, Alan Morse, currently our chief operating officer, is expected to become chief operating officer of iPCS. Mr. Morse is expected to enter into an employment agreement with iPCS at the effective time of the merger which will replace his agreement with us.

Compensation Committee Interlocks and Insider Participation

     Prior to October 2004, our entire board of directors determined executive compensation. In October 2004, the board of directors established a compensation committee and appointed Messrs. Biltz, Civale and Katz to serve on the committee, and Mr. Katz serves as the chairman of the compensation committee. None of our executive officers currently serves, or in the past year has served, as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving on our board of directors or compensation committee.

PRINCIPAL STOCKHOLDERS

     The following table sets forth information regarding the beneficial ownership of our voting securities, as of March 29, 2005 by:

•	each person who, to our knowledge, is the beneficial owner of 5% or more of a class of our outstanding common stock;

•	each of our directors;

•	each of the named executive officers; and

•	all executive officers and directors as a group.

     Beneficial ownership is determined in accordance with Rule 13d-3 of the Securities Exchange Act. A person is deemed to be the beneficial owner of any shares of common stock if that person has or shares voting power or investment power with respect to the common stock, or has the right to acquire beneficial ownership at any time within 60 days of the date of the table. “Voting power” is the power to vote or direct the voting of shares and “investment power” is the power to dispose or direct the disposition of shares.

	Beneficial Ownership of
	Common Stock
Name and Address (1)	Number	Percent
Apollo Management IV, L.P. (2)	3,438,644	38.2%
Silver Point Capital, L.P. (6)	770,147	8.5%
William A. McKell (3)	32,897	*
Peter M. Holland (3)	24,672	*
Alan G. Morse (3)	16,670	*
Monesa S. Skocik (3)	9,869	*
Lawrence Askowitz (3)	1,408	*
Timothy G. Biltz (3)	1,408	*
Anthony Civale (3) (4)	1,408	*
Jeffrey W. Jones(3)	1,408	*
Robert A. Katz (4) (5)	1,408	*
All Executive Officers and Directors as a Group (9 persons) (4)(5)	91,148	1%

*	Less than one percent.

(1)	The address for Apollo Management IV. L.P. is set forth in footnote (2). The address for Silver Point Capital, L.P. is set forth in footnote (6). The address for all executive officers and directors is 68 Main Street, Chillicothe, Ohio, 45601-0480.

(2)	Includes 3,256,401 shares of common stock beneficially owned by Apollo Investment Fund IV, L.P., and 182,243 shares of common stock beneficially owned by Apollo Overseas Partners IV, L.P. (collectively, “Apollo Funds”). Apollo Management IV, L.P. manages the Apollo Funds. The managing general partner of the Apollo Funds is Apollo Advisors, a Delaware limited partnership, the general partner of which is Apollo Capital Management, Inc., a Delaware corporation. The address for the Apollo Funds is Two Manhattanville Road, Purchase, New York 10577. These shares are subject to a registration rights agreement described at “Related Party Transactions – Common Stock Registration Rights Agreement.”

(3)	Reflects shares of common stock issuable upon exercise of stock options that are presently exercisable or exercisable within 60 days from the date of this prospectus.

(4)	Does not include shares held by the Apollo Funds. Mr. Civale, a director of Horizon PCS and investment principal with Apollo Management, L.P., disclaims beneficial ownership of the securities held by the Apollo Funds. Mr. Katz, a director of Horizon PCS, has been associated with Apollo Management, L.P. in various capacities since 1990 and disclaims beneficial ownership of the securities held by the Apollo Funds.

(5)	Includes 91,148 shares of common stock issuable upon exercise of stock options that are presently exercisable or exercisable within 60 days from the date of this prospectus.

(6)	Silver Point Capital Offshore Fund, Ltd. and Silver Point Capital Fund, L.P. are each affiliates of Silver Point Capital, L.P. Of the 770,147 shares, 517,363 shares are held by Silver Point Capital Offshore Fund, Ltd. and 252,784 shares are held by Silver Point Capital Fund, L.P. Silver Point Capital, L.P. is headquartered at 2 Greenwich Plaza, Greenwich, Connecticut 06830.

RELATED PARTY TRANSACTIONS

Service Agreements

     Horizon Personal Communications, one of our operating subsidiaries, has entered into a service agreement with Horizon Services, Inc. and a separate services agreement with Horizon Technology, Inc. Horizon Services and Horizon Technology are both wholly owned subsidiaries of Horizon Telcom, Inc., our largest stockholder prior to the Reorganization. Thomas McKell, a former director and the father of our CEO, is the President and a director and stockholder of Horizon Telcom. Peter Holland, our Chief Financial Officer and director, served as Vice President of Finance and Treasurer of Horizon Telcom from November 1999 to October 2004. Prior to the effective date of our Plan of Reorganization on October 1, 2004, Horizon Telcom was the majority stockholder of Horizon PCS, Inc.

     Horizon Services provides services to Horizon Personal Communications and Bright PCS including insurance functions, accounting services, computer access and other customer relations, human resources, and other administrative services that we would otherwise be required to undertake on our own. These agreements have a term of three years, with the right to renew the agreement for additional one-year terms each year thereafter. We have the right to terminate each agreement during its term by providing 90 days’ written notice to Horizon Services. Horizon Services may terminate the agreement prior to its expiration date only in the event that we breach our obligations under the services agreement and we do not cure the breach within 90 days after we receive written notice of breach from Horizon Services. Horizon Services is entitled to the following compensation from us for services provided:

•	direct labor charges at cost; and

•	expenses and costs that are directly attributable to the activities covered by the agreement on a direct allocation basis.

     The agreement provides that Horizon Services’ obligations do not relieve us of any of our rights and obligations to our subscribers and to regulatory authorities having jurisdiction over them. Horizon Services received compensation from us of approximately $4.6 million, $5.4 million and $5.2 million in the years ending December 31, 2004, 2003 and 2002, respectively. As of December 31, 2004, we had a payable to Horizon Services of approximately $450,000. We have initiated a process to seek competing proposals from other service providers for most of these services and intend to explore modifications of this agreement with Horizon Services.

Office Lease

     We lease our principal office space and the space for certain equipment from The Chillicothe Telephone Company, a former affiliate of ours prior to our emergence from bankruptcy and a wholly-owned subsidiary of Horizon Telcom. Under the lease, we paid The Chillicothe Telephone Company $120,000 per year in 2004, 2003 and in 2002. We believe the lease was made on terms no less favorable to us than would have been obtained from a non-affiliated third party. The lease term expires in May 2007.

Common Stock Registration Rights Agreement

     In connection with the Reorganization, the Apollo Funds became beneficial owners of approximately 38% of the outstanding common stock of Horizon PCS, Inc. Accordingly, we entered into a Registration Rights Agreement with the Apollo Funds dated as of October 1, 2004. A copy of the common stock registration rights agreement has been filed as an exhibit to the registration statement. The following summary of our common stock registration rights agreement describes some of the more important provisions therein.

     Under the terms of the agreement, the Apollo Funds have the following rights to require us to file a registration statement for the resale of its common stock:

•	Demand registration rights: Any time after October 1, 2004, the Apollo Funds may request us to file a registration statement and to maintain the effectiveness of the registration statement for at least 90 days or until the registered securities are sold. The Apollo Funds may require us to file up to a total of four such registration statements.

•	Piggy-back registration rights: If we file a registration statement (other than on Form S-4 or S-8) to sell our common stock, the Apollo Funds may require us to include their shares in that registration statement.

•	Shelf registration rights: At any time, subsequent to our initial public offering of our common stock, that we are eligible to file a registration statement on Form S-3 (or any replacement form) for the resale of the Apollo Funds’ shares, the Apollo Funds may require us to file a shelf registration statement for such resale and maintain its effectiveness for at least 90 days, provided that the reasonably anticipated gross proceeds of the sale are at least $1.0 million.

     In the case of a demand registration, subject to our right to postpone the registration discussed below, we have a period of 75 days after the demand to file the registration statement with the SEC, and 60 days thereafter, (120 days if the SEC reviews it) to have it declared effective. If we fail to meet these deadlines, we must pay liquidated damages at a rate of $100,000 for every 30 days after such failure (pro rata for partial months). Similar penalties apply if there is a lapse in the effectiveness of a demand registration statement during the ninety day period we are required to keep it effective, subject to our ability to postpone filing an amendment or supplement discussed below.

     We have the right to postpone by not more than 60 days a demand registration, or the filing of an amendment or supplement thereto, if we determine that the filing of the registration statement, amendment or supplement would, in our reasonable judgment, be seriously detrimental to us or otherwise materially adversely impact a disposition, financing, acquisition, merger, or other material transaction; provided that this right may not be exercised more than once in any 12 month period. With respect to any underwritten demand registration, a majority in interest of the selling shareholders have the right to select the managing underwriter to administer the offering, provided that the underwriter is reasonably acceptable to us.

     In connection with any registration of our common stock pursuant to the registration rights agreement, we have agreed, subject to certain exceptions, not to file a registration statement for the sale of our securities prior to 180 days from the date of the effectiveness of the registration statement in the case of an underwritten registration or 90 days in the case of a non-underwritten registration.

     We will pay all customary costs and expenses associated with each registration, including for each registration statement prepared, the reasonable fees and expenses of one counsel for the holders (such fees and expenses of counsel not to exceed $50,000 in the aggregate). Holders of our common stock will pay underwriting discounts, commissions and applicable transfer taxes, if any, on any shares sold by them.

     Our obligation under the registration rights agreement to register common stock for sale under the Securities Act shall terminate on the earliest to occur of the date on which all shares of common stock held by the holders party to such agreement (a) have been distributed to the public pursuant to an offering registered under the Securities Act, (b) have been sold to the public through a broker, dealer or market-maker in compliance with Rule 144 under the Securities Act, (c) may be sold or transferred pursuant to Rule 144 under the Securities Act without volume or manner of sale restrictions or (d) cease to be outstanding.

     Each holder of common stock who is a party to the registration rights agreement may assign its rights under the registration rights agreement to a third party.

     In connection with the merger contemplated between us and iPCS, the Apollo Funds entered into an ancillary agreement with iPCS and certain iPCS stockholders, pursuant to which upon consummation of the merger such parties agreed to amend a registration rights agreement to grant the Apollo Funds registration rights thereunder.

DESCRIPTION OF CAPITAL STOCK

General

     The following table summarizes our capital stock as of April 21, 2005:

	Number of Shares
Capital Stock	Authorized	Outstanding
Preferred stock	10,000,000	—
Common stock	25,000,000	9,013,317
Total

     The following summarizes all of the material terms and provisions of our capital stock.

Common Stock

     The holders of common stock are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders and do not have any cumulative rights.

     Subject to the rights of the holders of any series of preferred stock, holders of common stock are entitled to receive dividends out of assets legally available therefore as may be declared by the board of directors. If we liquidate, dissolve or wind up, the holders of shares of common stock are entitled to share ratably in proportion to the number of shares of common stock held in the assets which are legally available for distribution, if any, remaining after the payment or provisions for the payment of all debts and other liabilities and the payment and setting aside for payment of any preferential amount due to the holders of shares of any series of preferred stock.

     For a description of a registration rights agreement which affects a large portion of our outstanding common stock, see “Related Party Transactions – Common Stock Registration Rights Agreement.”

Preferred Stock

     Under our certificate of incorporation, the board of directors is authorized, subject to limitations prescribed by law, without further stockholder approval, from time to time to issue up to an aggregate of ten million additional shares of preferred stock. The preferred stock may be issued in one or more series. Each series may have different rights, preferences and designations and qualifications, limitations and restrictions that may be established by our board of directors without approval from the stockholders. These rights, designations and preferences include:

•	number of shares to be issued;

•	dividend rights;

•	dividend rates;

•	right to convert the preferred shares into a different type of security;

•	voting rights attributable to the preferred shares;

•	right to set aside a certain amount of assets for payment relating to the preferred shares; and

•	prices to be paid upon redemption of the preferred shares or a bankruptcy type event.

     If our board of directors decides to issue any preferred stock, it could have the effect of delaying or preventing another party from taking control of Horizon PCS which could have a depressive effect on the market price of Horizon PCS’ common stock. This is because the terms could make it prohibitively expensive for any unwanted third party to make a bid for our shares. In addition, the issue of preferred stock could adversely affect the voting power of holders of common stock and the likelihood that they will receive dividend payments and payments upon liquidation. We have no present plans to issue any shares of preferred stock.

THE EXCHANGE OFFER

Purpose of the Exchange Offer; Registration Rights

     We sold the outstanding notes to the initial purchasers on July 19, 2004. The initial purchasers then resold the outstanding notes under an offering circular dated July 8, 2004 in reliance on Rule 144A and Regulation S under the Securities Act. On July 19, 2004, we entered into a registration rights agreement with the initial purchasers. Under the registration rights agreement, we agreed to:

•	file a registration statement with the SEC relating to the exchange offer under the Securities Act by of March 16, 2005 (which is 240 days after the issuance of the outstanding notes);

•	use our commercially reasonable efforts to cause the exchange offer registration statement to be declared effective on or prior to the May 15, 2005 (which is 300 days after the issuance of the outstanding notes);

•	commence the exchange offer promptly after the exchange offer registration statement is declared effective by the SEC;

•	keep the exchange offer open for acceptance for at least 20 business days after notice of the exchange offer is mailed to holders of the outstanding notes;

•	cause the exchange offer to be consummated not later than 30 business days following the date of the effectiveness of the exchange offer registration statement;

•	use our commercially reasonable efforts to promptly issue registered notes in exchange for all outstanding notes that have been properly tendered for exchange prior to the expiration of the exchange offer; and

•	use our commercially reasonable efforts to keep the exchange offer registration statement effective until the closing of the exchange offer and thereafter until we have issued registered notes in exchange for all outstanding notes that have been properly tendered for exchange prior to the expiration of the exchange offer.

     The exchange offer being made by this prospectus is intended to satisfy our obligations under the registration rights agreement. You may be entitled to “shelf” registration rights. In the registration rights agreement, we agreed to file a shelf registration statement if:

•	we are not required to file the exchange offer registration statement;

•	we are not permitted to effect the exchange offer because of a change in applicable law or applicable interpretations of law by the SEC staff;

•	we have not consummated the Exchange Offer by June 15, 2005, the 31st day after May 15, 2005, which is 300 days after the issuance of the outstanding notes; or

•	any holder of outstanding notes notifies us prior to the 20th business day following consummation of this exchange offer that:

—	it is prohibited by law or SEC policy from participating in the exchange offer;

—	it may not resell the registered notes acquired by it in the exchange offer to the public without delivering a prospectus and the prospectus contained in the exchange offer Registration Statement is not appropriate or available for such resales; or

—	it is a broker-dealer and owns notes acquired directly from us or an affiliate of us.

     If we are required to file a shelf registration statement, we must use all commercially reasonable efforts to file the shelf registration statement relating to the outstanding notes on or before the 30th day after the obligation to file the shelf registration statement arises. We will use all commercially reasonable efforts to cause the shelf registration statement to be declared effective no later than 90 days after the date that the obligation to file the shelf registration statement arises.

     If the shelf registration statement is filed, we will use our commercially reasonable efforts to keep the shelf registration statement continuously effective, supplemented and amended until the second anniversary of the effective date of the shelf registration statement or a shorter period that will terminate when all the notes covered by the shelf registration statement have been sold pursuant to the shelf registration statement or otherwise cease to be outstanding.

     A holder who sells outstanding notes pursuant to the shelf registration statement generally will be required to be named as a selling securityholder in the prospectus and to deliver a copy of the prospectus to purchasers. If we are required to file a shelf registration statement, we will provide to each holder of the outstanding notes copies of the prospectus that is a part of the shelf registration statement and notify each such holder when the shelf registration statement becomes effective. Such holder will be subject to some of the civil liability provisions under the Securities Act in connection with these sales and will be bound by the provisions of the registration rights agreement that are applicable to such holder (including certain indemnification and contribution obligations).

     The registration rights agreement requires us to pay the holders of the notes liquidated damages if a registration default exists. A registration default will exist if:

•	we fail to file any of the registration statements required by the registration rights agreement on or prior to the date specified for such filing;

•	any of such registration statements is not declared effective by the SEC on or prior to the date specified for such effectiveness;

•	the exchange offer is required to be consummated under the registration rights agreement and is not consummated by the 31st day after the latest date specified for such filing above;

•	the shelf registration statement is declared effective but thereafter, during the period for which we are required to maintain the effectiveness of the shelf registration statement, it ceases to be effective or usable in connection with the resale of the registered notes covered by the shelf registration statement; or

•	the exchange offer registration statement is declared effective but thereafter, during the period for which we have agreed to make this prospectus available to broker-dealers for use in connection with the resale of registered notes, the exchange offer registration statement ceases to be effective (or we restrict the use of the prospectus included in the exchange offer registration statement).

     If a registration default exists, we will pay liquidated damages to each holder of the outstanding notes in the amount of $0.05 per week per $1,000 principal amount for the first 90-day period following the registration default. The amount of liquidated damages will increase by an additional $0.05 per week per $1,000 principal amount at the beginning of each subsequent 90-day period (or portion thereof) until all registration defaults have been remedied. The maximum amount of liquidated damages for all registration defaults will not exceed $0.20 per week per $1,000 principal amount. Following the cure of all registration defaults, the accrual of liquidated damages on the outstanding notes will cease.

     The exchange offer is intended to satisfy our exchange offer obligations under the registration rights agreement. The above summary of the registration rights agreements is not complete and is subject to, and qualified by reference to, all of the provisions of the registration rights agreement. A copy of the registration rights agreement is filed as an exhibit to the registration statement that includes this prospectus.

     If you participate in the exchange offer, you will, with limited exceptions, receive notes that are freely tradable and not subject to restrictions on transfer. You should read this prospectus under the heading “—Resales of the Registered notes” for more information relating to your ability to transfer registered notes.

     The exchange offer is not being made to, nor will we accept tenders for exchange from, holders of outstanding notes in any jurisdiction in which the exchange offer or the acceptance of the exchange offer would not be in compliance with the securities laws or blue sky laws of such jurisdiction.

     Each broker-dealer that receives registered notes for its own account in exchange for outstanding notes, where such outstanding notes were acquired by such broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of such registered notes. See “Plan of Distribution.”

Expiration Date; Extensions

     The expiration date of the exchange offer is May 31, 2005 at 5:00 p.m., New York City time. We may extend the exchange offer in our sole discretion. If we extend the exchange offer, the expiration date will be the latest date and time to which the exchange offer is extended. We will notify the exchange agent of any extension by oral or written notice and will make a public announcement of the extension no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date.

     We expressly reserve the right, in our sole and absolute discretion:

•	to delay accepting any outstanding notes;

•	to extend the exchange offer;

•	if any of the conditions under “—Conditions of the Exchange Offer” have not been satisfied, to terminate the exchange offer; and

•	to waive any condition or otherwise amend the terms of the exchange offer in any manner.

     If the exchange offer is amended in a manner we deem to constitute a material change, we will promptly disclose the amendment by means of a prospectus supplement that will be distributed to the registered holders of the outstanding notes. Any delay in acceptance, extension, termination or amendment will be followed promptly by an oral or written notice of the event to the exchange agent. We will also make a public announcement of the event. Without limiting the manner in which we may choose to make any public announcement and subject to applicable law, we have no obligation to publish, advertise or otherwise communicate any such public announcement other than by issuing a release to a national news service.

Terms of the Exchange Offer

     We are offering, upon the terms and subject to the conditions set forth in this prospectus and in the accompanying letter of transmittal, to exchange $1,000 in principal amount of registered notes for each $1,000 in principal amount of outstanding notes. We will accept for exchange any and all outstanding notes that are validly tendered on or before 5:00 p.m., New York City time, on the expiration date. Tenders of the outstanding notes may be withdrawn at any time before 5:00 p.m., New York City time, on the expiration date. The exchange offer is not conditioned upon any minimum principal amount of outstanding notes being tendered for exchange. However, the exchange offer is subject to the terms of the registration rights agreement and the satisfaction of the conditions described under “—Conditions of the Exchange Offer.” Outstanding notes may be tendered only in multiples of $1,000. Holders may tender less than the aggregate principal amount represented by their outstanding notes if they appropriately indicate this fact on the letter of transmittal accompanying the tendered outstanding notes or indicate this fact pursuant to the procedures for book-entry transfer described below.

     As of the date of this prospectus, $125.0 million in aggregate principal amount of the outstanding notes were outstanding. Solely for reasons of administration, we have fixed the close of business on April 26, 2005 as the record date for purposes of determining the persons to whom this prospectus and the letter of transmittal will be mailed initially. Only a holder of the outstanding notes (or such holder’s legal representative or attorney-in-fact) whose ownership is reflected in the records of U.S. Bank National Association, as registrar, or whose notes are held of record by the depositary, may participate in the exchange offer. There will be no fixed record date for determining the eligible holders of the outstanding notes who are entitled to participate in the exchange offer.

     We will be deemed to have accepted validly tendered outstanding notes when, as and if we give oral or written notice of our acceptance to the exchange agent. The exchange agent will act as agent for the tendering holders of outstanding notes and for purposes of receiving the registered notes from us. If any tendered outstanding notes are not accepted for exchange because of an invalid tender or otherwise, certificates for the unaccepted outstanding notes will be returned, without expense, to the tendering holder as promptly as practicable after the expiration date.

     Holders of outstanding notes do not have appraisal or dissenters’ rights under applicable law or the indenture as a result of the exchange offer. We intend to conduct the exchange offer in accordance with the applicable requirements of the Exchange Act and the rules and regulations under the Exchange Act, including Rule 14e-1.

     Holders who tender their outstanding notes in the exchange offer will not be required to pay brokerage commissions or fees or, subject to the instructions in the letter of transmittal, transfer taxes with respect to the exchange of outstanding notes pursuant to the exchange offer. We will pay all charges and expenses, other than transfer taxes in certain circumstances, in connection with the exchange offer. See “—Fees and Expenses.”

     Neither we nor our board of directors makes any recommendation to holders of outstanding notes as to whether to tender any of their outstanding notes pursuant to the exchange offer. In addition, no one has been authorized to make any such recommendation. Holders of outstanding notes must make their own decision whether to participate in the exchange offer and, if the holder chooses to participate in the exchange offer, the aggregate principal amount of outstanding notes to tender, after reading carefully this prospectus and the letter of transmittal and consulting with their advisors, if any, based on their own financial position and requirements.

Conditions of the Exchange Offer

     You must tender your outstanding notes in accordance with the requirements of this prospectus and the letter of transmittal in order to participate in the exchange offer.

     Notwithstanding any other provision of the exchange offer, or any extension of the exchange offer, we will not be required to accept for exchange any outstanding notes, and we may terminate or amend the exchange offer if we are not permitted to effect the exchange offer under applicable law or any interpretation of applicable law by the staff of the SEC. If we determine in our sole discretion that any of these events or conditions has occurred, we may, subject to applicable law:

•	terminate the exchange offer and return all outstanding notes tendered for exchange; or

•	waive any condition or amend the terms of the exchange offer.

     We expect that the above conditions will be satisfied. The above conditions are for our sole benefit and may be waived by us at any time in our sole discretion. Our failure at any time to exercise any of the above rights will not be a waiver of those rights and each right will be deemed an ongoing right that may be asserted at any time. Any determination by us concerning the events described above will be final and binding upon all parties.

     The exchange offer is not conditioned upon any minimal principal amount of outstanding notes being tendered.

Interest

     The registered notes bear interest from January 15, 2005 or the most recent date on which interest was paid or provided for on the outstanding notes surrendered for the registered notes. Interest on the registered notes will be payable semi-annually on each January 15 and June 15, commencing on June 15, 2005. Accordingly, holders of outstanding notes that are accepted for exchange will not receive interest that is accrued but unpaid on the outstanding notes at the time of tender.

Procedures for Tendering Outstanding Notes

     The tender of a holder’s outstanding notes and our acceptance of outstanding notes will constitute a binding agreement between the tendering holder and us upon the terms and conditions of this prospectus and the letter of transmittal. Unless a holder tenders outstanding notes according to the guaranteed delivery procedures or the book-entry procedures described below, the holder must transmit the outstanding notes, together with a properly completed and executed letter of transmittal and all other documents required by the letter of transmittal, to the exchange agent at its address before 5:00 p.m., New York City time, on the expiration date. The method of delivery of outstanding notes, letters of transmittal and all other required documents is at the election and risk of the tendering holder. If delivery is by mail, we recommend delivery by registered mail, properly insured, with return receipt requested. Instead of delivery of mail, we recommend that each holder use an overnight or hand delivery service. In all cases, sufficient time should be allowed to assure timely delivery.

     Any beneficial owner of the outstanding notes whose outstanding notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and who wishes to tender outstanding notes in the exchange offer should contact that registered holder promptly and instruct that registered holder to tender on its behalf. If the beneficial owner wishes to tender directly, it must, prior to completing and executing the letter of transmittal and tendering outstanding notes, make appropriate arrangements to register ownership of the outstanding notes in its name. Beneficial owners should be aware that the transfer of registered ownership may take considerable time.

     Any financial institution that is a participant in DTC’s Book-Entry Transfer Facility system may make book-entry delivery of the outstanding notes by causing DTC to transfer the outstanding notes into the exchange agent’s account in accordance with DTC’s procedures for such transfer. To be timely, book-entry delivery of outstanding notes requires receipt of a confirmation of a book-entry transfer before the expiration date. Although delivery of the outstanding notes may be effected through book-entry transfer into the exchange agent’s account at DTC, the letter of transmittal, properly completed and executed, with any required signature guarantees and any other required documents or an agent’s message (as described below), must in any case be delivered to and received by the exchange agent at its address on or before the expiration date, or the guaranteed delivery procedure set forth below must be complied with.

     DTC has confirmed that the exchange offer is eligible for DTC’s Automated Tender Offer Program. Accordingly, participants in DTC’s Automated Tender Offer Program may, instead of physically completing and signing the applicable letter of transmittal and delivering it to the exchange agent, electronically transmit their acceptance of the exchange offer by causing DTC to transfer outstanding notes to the exchange agent in accordance with DTC’s Automated Tender Offer Program procedures for transfer. DTC will then send an agent’s message to the exchange agent.

     The term “agent’s message” means a message transmitted by DTC, received by the exchange agent and forming part of the book-entry confirmation, which states:

•	that DTC has received an express acknowledgment from a participant in DTC’s Automated Tender Offer Program that is tendering outstanding notes that are the subject of such book-entry confirmation;

•	that the participant has received and agrees to be bound by the terms of the applicable letter of transmittal (or, in the case of an agent’s message relating to guaranteed delivery, that the participant has received and agrees to be bound by the applicable notice of guaranteed delivery); and

•	that we may enforce such agreement against that participant.

     Each signature on a letter of transmittal or a notice of withdrawal must be guaranteed unless the outstanding notes are tendered:

•	by a registered holder who has not completed the box entitled “Special Delivery Instructions”; or

•	for the account of an eligible institution (as described below).

     If a signature on a letter of transmittal or a notice of withdrawal is required to be guaranteed, the signature must be guaranteed by a participant in a recognized Medallion Signature Program (a “Medallion Signature Guarantor”). If the letter of transmittal is signed by a person other than the registered holder of the outstanding notes, the outstanding notes surrendered for exchange must be endorsed by the registered holder, with the signature guaranteed by a Medallion Signature Guarantor. If any letter of transmittal, endorsement, bond power, power of attorney or any other document required by the letter of transmittal is signed by a trustee, executor, administrator, guardian, attorney-in-fact, officer of a corporation or other person acting in a fiduciary or representative capacity, such person should sign in that capacity when signing. Such person must submit to us evidence satisfactory, in our sole discretion, of his or her authority to so act unless we waive such requirement.

     As used in this prospectus with respect to the outstanding notes, a “registered holder” is any person in whose name the outstanding notes are registered on the books of the registrar. An “eligible institution” is a firm that is a member of a registered national securities exchange or of the National Association of Securities Dealers, Inc., a commercial bank or trust company having an office or correspondent in the United States or any other “eligible guarantor institution” as such term is defined in Rule 17Ad-15 under the Exchange Act.

     We will determine in our sole discretion all questions as to the validity, form, eligibility (including time of receipt), acceptance and withdrawal of outstanding notes tendered for exchange. Our determination will be final and binding. We reserve the absolute right to reject outstanding notes not properly tendered and to reject any outstanding notes if acceptance might, in our judgment or our counsel’s judgment, be unlawful. We also reserve the absolute right to waive any defects or irregularities or conditions of the exchange offer as to particular outstanding notes at any time, including the right to waive the ineligibility of any holder who seeks to tender outstanding notes in the exchange offer.

     Our interpretation of the terms and conditions of the exchange offer, including the letter of transmittal and its instructions, will be final and binding on all parties. Unless waived, any defects or irregularities in connection with tenders of outstanding notes for exchange must be cured within such period of time as we determine. Neither our company nor the exchange agent is under any duty to give notification of defects in such tenders or will incur any liability for failure to give such notification. The exchange agent will use reasonable efforts to give notification of defects or irregularities with respect to tenders of outstanding notes for exchange but will not incur any liability for failure to give such notification. Tenders of outstanding notes will not be deemed to have been made until such irregularities have been cured or waived.

     By tendering, you will represent to us that, among other things:

•	you are not our “affiliate” (as defined in Rule 405 under the Securities Act);

•	you will acquire the registered notes in the ordinary course of your business;

•	you are not a broker-dealer that acquired your notes directly from us in order to resell them pursuant to Rule 144A under the Securities Act or any other available exemption under the Securities Act;

•	if you are a broker-dealer that acquired your notes as a result of market-making or other trading activities, you will deliver a prospectus in connection with any resale of registered notes; and

•	you are not participating, do not intend to participate and have no arrangement or understanding with any person to participate in the distribution of the registered notes.

     In connection with a book-entry transfer, each participant will confirm that it makes the representations and warranties contained in the letter of transmittal.

     Each broker-dealer that receives registered notes for its own account in exchange for outstanding notes, where such outstanding notes were acquired by such broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of such registered notes. See “Plan of Distribution.”

Guaranteed Delivery Procedures

     If you wish to tender your outstanding notes and:

•	your outstanding notes are not immediately available;

•	you are unable to deliver on time your outstanding notes or any other document that you are required to deliver to the exchange agent; or

•	you cannot complete the procedures for delivery by book-entry transfer on time;

you may tender your outstanding notes according to the guaranteed delivery procedures described in the letter of transmittal. Those procedures require that:

•	tender must be made by or through an eligible institution and a notice of guaranteed delivery must be signed by the holder;

•	on or before the expiration date, the exchange agent must receive from the holder and the eligible institution a properly completed and executed notice of guaranteed delivery by mail or hand delivery setting forth the name and address of the holder, the certificate number or numbers of the tendered outstanding notes and the principal amount of tendered outstanding notes; and

•	properly completed and executed documents required by the letter of transmittal and the tendered outstanding notes in proper form for transfer or confirmation of a book-entry transfer of such outstanding notes into the exchange agent’s account at DTC must be received by the exchange agent within four business days after the expiration date of the exchange offer.

     Any holder who wishes to tender outstanding notes pursuant to the guaranteed delivery procedures must ensure that the exchange agent receives the notice of guaranteed delivery and letter of transmittal relating to such outstanding notes before 5:00 p.m., New York City time, on the expiration date.

Acceptance of Outstanding Notes for Exchange; Delivery of Registered Notes

     Upon satisfaction or waiver of all the conditions to the exchange offer, we will accept outstanding notes that are properly tendered in the exchange offer prior to 5:00 p.m., New York City time, on the expiration date. The registered notes will be delivered promptly after acceptance of the outstanding notes. For purposes of the exchange offer, we will be deemed to have accepted validly tendered outstanding notes when, as and if we have given notice to the exchange agent.

Withdrawal Rights

     Tenders of the outstanding notes may be withdrawn by delivery of a written or facsimile transmission notice to the exchange agent at its address set forth under “—The Exchange Agent; Assistance” at any time before 5:00 p.m., New York City time, on the expiration date. Any such notice of withdrawal must:

•	specify the name of the person having deposited the outstanding notes to be withdrawn;

•	identify the outstanding notes to be withdrawn, including the certificate number or numbers and principal amount of such outstanding notes, or, in the case of outstanding notes transferred by book-entry transfer, the name and number of the account at DTC to be credited;

•	be signed by the holder in the same manner as the original signature on the letter of transmittal by which outstanding notes were tendered, including any required signature guarantees, or be accompanied by a bond power in the name us in our sole discretion, executed by the registered holder, with the signature guaranteed by a Medallion Signature Guarantor, together with the other documents required upon transfer by the indenture; and

•	specify the name in which the outstanding notes are to be re-registered, if different from the person who deposited the outstanding notes.

     All questions as to the validity, form and eligibility (including time of receipt) of such notices will be determined by us, in our sole discretion. Any outstanding notes withdrawn will be deemed not to have been validly tendered for exchange for purposes of the exchange offer and will be returned to the holder without cost as soon as practicable after withdrawal. Properly withdrawn outstanding notes may be retendered pursuant to the procedures described under “—Procedures for Tendering Outstanding notes” at any time on or before the expiration date.

The Exchange Agent; Assistance

     U.S. Bank National Association is the exchange agent. All tendered outstanding notes, executed letters of transmittal and other related documents should be directed to the exchange agent. Questions and requests for assistance and requests for additional copies of the prospectus, the letter of transmittal and other related documents should be addressed to the exchange agent as follows:

By Regular, Registered or Certified Mail, By Overnight Courier or By Hand:

U.S. Bank National Association
U.S. Bank West Side Flats Operation Center
60 Livingston Avenue
St Paul, Minnesota 55107
Attention: Specialized Finance
To Confirm by Telephone or for Information:
(800) 934-6802

Fees and Expenses

     We will bear the expenses of soliciting outstanding notes for exchange. The principal solicitation is being made by mail by the exchange agent. Additional solicitation may be made by telephone, facsimile or in person by our officers and regular employees and our affiliates and by persons so engaged by the exchange agent.

     We will pay the exchange agent reasonable and customary fees for its services and will reimburse the exchange agent for its reasonable out-of-pocket expenses in connection with its services and pay other registration expenses, including fees and expenses of the trustee under the indenture, filing fees, blue sky fees and printing and distribution expenses.

     We have not retained any dealer-manager in connection with the exchange offer and will not make any payments to brokers, dealers or others soliciting acceptance of the exchange offer.

     We will pay all transfer taxes, if any, applicable to the exchange of outstanding notes pursuant to the exchange offer. If, however, a transfer tax is imposed for any reason other than the exchange of outstanding notes pursuant to the exchange offer, then the amount of those transfer taxes, whether imposed on the registered holder or any other persons, will be payable by the tendering holder. If satisfactory evidence of payment of those taxes or exemption is not submitted with the letter of transmittal, the amount of those transfer taxes will be billed directly to such tendering holder.

Accounting Treatment

     The registered notes will be recorded at the same carrying value as the outstanding notes, as reflected in our accounting records on the date of the exchange. Accordingly, we will recognize no gain or loss for accounting purposes. The costs related to the issuance of the debt will be amortized over the term of the registered notes. The expenses of the exchange offer will be expensed as incurred.

Consequences of Not Exchanging Outstanding Notes

     As a result of this exchange offer, we will have fulfilled most of our obligations under the registration rights agreement. Holders who do not tender their outstanding notes, except for certain instances involving the initial purchasers or holders of outstanding notes who are not eligible to participate in the exchange offer or who do not receive freely transferable registered notes pursuant to the exchange offer, will not have any further registration rights under the registration rights agreement or otherwise and will not have rights to receive additional interest. Accordingly, any holder who does not exchange its outstanding notes for registered notes will continue to hold the untendered outstanding notes and will be entitled to all the rights and subject to all the limitations applicable under the indenture, except to the extent that such rights or limitations, by their terms, terminate or cease to have further effectiveness as a result of the exchange offer.

     Any outstanding notes that are not exchanged for registered notes pursuant to the exchange offer will remain restricted securities within the meaning of the Securities Act. In general, such outstanding notes may be resold only:

•	to us or any of our subsidiaries;

•	inside the United States to a “qualified institutional buyer” in compliance with Rule 144A under the Securities Act;

•	inside the United States to an institutional “accredited investor” (as defined in Rule 501(a)(1), (2), (3) or (7) under the Securities Act) or an “accredited investor” that, prior to such transfer, furnishes or has furnished on its behalf by a U.S. broker-dealer to the trustee under the indenture a signed letter containing certain representations and agreements relating to the restrictions on transfer of the registered notes, the form of which letter can be obtained from the trustee;

•	outside the United States in compliance with Rule 904 under the Securities Act;

•	pursuant to the exemption from registration provided by Rule 144 under the Securities Act, if available; or

•	pursuant to an effective registration statement under the Securities Act.

Resales of the Registered Notes

     We are making the exchange offer in reliance on the position of the staff of the SEC as set forth in interpretive letters addressed to third parties in other transactions. However, we have not sought our own interpretive letter. Although there has been no indication of any change in the staff’s position, we cannot assure you that the staff of the SEC would make a similar determination with respect to the exchange offer as it has in its interpretive letters to third parties. Based on these interpretations by the staff, and except as provided below, we believe that registered notes may be offered for resale, resold and otherwise transferred by a holder who participates in the exchange offer and is not a broker-dealer without further compliance with the registration and prospectus delivery provisions of the Securities Act. In order to receive registered notes that are freely tradeable, a holder must acquire the registered notes in the ordinary course of its business and may not participate, or have any arrangement or understanding with any person to participate, in the distribution (within the meaning of the Securities Act) of the registered notes. Holders wishing to participate in the exchange offer must make the representations described in “—Procedures for Tendering Outstanding notes” above.

     Any holder of outstanding notes:

•	who is our “affiliate” (as defined in Rule 405 under the Securities Act);

•	who did not acquire the registered notes in the ordinary course of its business;

•	who is a broker-dealer that purchased outstanding notes from us to resell them pursuant to Rule 144A under the Securities Act or any other available exemption under the Securities Act; or

•	who intends to participate in the exchange offer for the purpose of distributing (within the meaning of the Securities Act) registered notes;

will be subject to separate restrictions. Each holder in any of the above categories:

•	will not be able to rely on the interpretations of the staff of the Securities Act in the above-mentioned interpretive letters;

•	will not be permitted or entitled to tender outstanding notes in the exchange offer; and

•	must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any sale or other transfer of outstanding notes, unless such sale is made pursuant to an exemption from such requirements.

     If you are a broker-dealer, an “affiliate” of ours, or have an arrangement or understanding with any person to participate in, a distribution of the registered notes issued in the exchange offer, you cannot rely on the position of the staff of the SEC contained in the no-action letters mentioned above and must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction, unless an exemption from registration is otherwise available.

     Each broker-dealer that receives registered notes for its own account in exchange for outstanding notes, which the broker-dealer acquired as a result of market-making activities or other trading activities, may be deemed an “underwriter” within the meaning of the Securities Act and must, therefore, deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of the registered notes. Each such broker-dealer that receives registered notes for its own account in exchange for outstanding notes, where the broker-dealer acquired the outstanding notes as a result of market-making activities or other trading activities, must acknowledge, as provided in the letter of transmittal, that it will deliver a prospectus in connection with any resale of such registered notes. For more detailed information, see “Plan of Distribution.”

     In addition, to comply with the securities laws of various jurisdictions, if applicable, the registered notes may not be offered or sold unless they have been registered or qualified for sale in the jurisdiction or an exemption from registration or qualification is available and is complied with. We have agreed, pursuant to the registration rights agreement and subject to specified limitations therein, to register or qualify the registered notes for offer or sale under the securities or blue sky laws of the jurisdictions as any holder of the registered notes reasonably requests.

DESCRIPTION OF THE REGISTERED NOTES

     You can find the definitions of certain terms used in this description under the subheading “Certain Definitions”. In this description, the words “we” and “Company” refer only to Horizon PCS, Inc. and not to any of its subsidiaries.

      On June 1, 2004, the Bankruptcy Court authorized the offering of $125.0 million aggregate principal amount of our 11 3/8% Senior Notes due 2012, which we refer to as the “outstanding notes.” Our subsidiary, Horizon PCS Escrow Company, completed the private offering of the outstanding notes on July 8, 2004. Horizon PCS Escrow Company was a recently formed, wholly owned, indirect subsidiary of Horizon PCS, Inc., created solely to issue the outstanding notes and to merge with and into us upon consummation of the transactions provided for in our confirmed Plan of Reorganization. In connection with the reorganization, Horizon PCS Escrow Company was merged into Horizon PCS, Inc., and the outstanding notes became our unsecured senior obligations and are guaranteed by all of our subsidiaries. The form of the registered notes will be identical in all material respects to that of the outstanding notes except that the registered notes have been registered under the Securities Act and, therefore, will not bear legends restricting their transfer and the registration rights will not apply to the registered notes. The registered notes will not represent new indebtedness of the Company and will rank pari-passu with the outstanding notes. The terms of the notes include those stated in the indenture and those made part of the indenture by reference to the Trust Indenture Act of 1939 (the “Trust Indenture Act”). The indenture will be qualified as an indenture under the Trust Indenture Act.

     The notes:

•	mature on July 15, 2012 and are limited to an aggregate principal amount at maturity of $125.0 million, subject to our ability to issue additional notes under the indenture;

•	are senior unsecured obligations of Horizon PCS;

•	are equal in right of payment to all existing and future unsecured senior indebtedness of Horizon PCS;

•	are senior in right of payment to all existing and future subordinated indebtedness of Horizon PCS;

•	accrue interest at a rate of 11 3/8% per annum, computed on a semi-annual basis, calculated from July 19, 2004, interest payable semi-annually in cash on each January 15 and July 15, beginning January 15, 2005; and

•	are guaranteed by all of our current and future domestic subsidiaries on a senior subordinated basis.

     The following description is a summary of the material provisions of the indenture, the registration rights agreement and the escrow agreement. It does not restate those agreements in their entirety. We urge you to read the indenture, the registration rights agreement and the escrow agreement because they, and not this description, define your rights as holders of the notes. Copies of the indenture, the registration rights agreement and the escrow agreement have been filed with the SEC exhibits to the registration statement and are available as set forth below under “— Additional Information.” Certain defined terms used in this description but not defined below under “— Certain Definitions” have the meanings assigned to them in the indenture.

     The registered holder of a note will be treated as the owner of it for all purposes. Only registered holders will have rights under the indenture.

Brief Description of the Notes and the Guarantees

The Notes

     The notes:

•	will be, except as set forth below under “— Escrow of Proceeds; Special Mandatory Redemption,” general unsecured obligations of the Company;

•	will rank pari passu in right of payment with all existing and future senior Indebtedness of the Company;

•	will rank senior in right of payment to all future subordinated Indebtedness of the Company; and

•	will be unconditionally guaranteed by the Guarantors.

     The notes will be effectively subordinated to all secured indebtedness of the Company and the Guarantors to the extent of the value of the assets securing such indebtedness, and to any liabilities of subsidiaries of the Company that do not guarantee the notes. See “Risk Factors — Risks Related to Our Business, Strategy and Operations — Our substantial leverage could adversely affect our ability to raise capital if needed and to service our debt.”

     All of Horizon PCS, Inc.’s operations are conducted through its subsidiaries. Therefore, the Company’s ability to service its debt, including the notes, is dependent upon the earnings of its subsidiaries and their ability to distribute those earnings as dividends, loans or other payments to the Company. Certain laws restrict the ability of the Company’s subsidiaries to pay dividends or make distributions to it. In addition, any future credit facilities may place restrictions on the ability of the Restricted Subsidiaries to make distributions to the Company. Furthermore, under certain circumstances, bankruptcy “fraudulent conveyance” laws or other similar laws could invalidate the Guarantees. If this were to occur, the Company would also be unable to use the earnings of the Guarantors to the extent they face restrictions on distributing funds to the Company. Any of the situations described above could make it more difficult for the Company to service its debt.

The Guarantees

     The notes are guaranteed by each of the Company’s existing domestic Restricted Subsidiaries and substantially all of the Company’s future Domestic Restricted Subsidiaries. The Guarantees:

•	are general unsecured senior obligations of each Guarantor;

•	rank pari passu in right of payment with all existing and future senior Indebtedness of each Guarantor; and

•	rank senior in right of payment to all future subordinated Indebtedness of each Guarantor.

     All of the Company’s current subsidiaries are “Restricted Subsidiaries.” However, under the circumstances described below under the caption “— Certain Covenants — Designation of Restricted and Unrestricted Subsidiaries,” we will be permitted to designate certain of our Subsidiaries as “Unrestricted Subsidiaries.” Our Unrestricted Subsidiaries will not be subject to many of the restrictive covenants in the indenture. Our Unrestricted Subsidiaries will not guarantee the notes.

Principal, Maturity and Interest

     The Company issued $125.0 million in aggregate principal amount of notes on July 19, 2004. The Company may issue additional notes under the indenture from time to time after this offering. Any issuance of additional notes is subject to compliance with all of the covenants in the indenture, including the covenant described below under the caption “— Certain Covenants — Incurrence of Indebtedness and Issuance of Preferred Stock.” The notes and any additional notes subsequently issued under the indenture will be treated as a single class for all purposes under the indenture, including, without limitation, waivers, amendments, redemptions and offers to purchase. The Company will issue notes in denominations of $1,000 and integral multiples of $1,000. The notes will mature on July 15, 2012.

     Interest on the notes will accrue at the rate of 11 3/8% per annum and will be payable semi-annually in arrears on January 15 and July 15, commencing on January 15, 2005. Interest (including post-petition interest in any proceeding under any Bankruptcy Law) on overdue principal and interest and Liquidated Damages, if any, will accrue at a rate that is 1% higher than the then applicable interest rate on the notes. The Company will make each interest payment to the holders of record on the immediately preceding January 1 and July 1.

     Interest on the notes will accrue from the date of original issuance or, if interest has already been paid, from the date it was most recently paid. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months.

Methods of Receiving Payments on the Notes

     If a holder of notes has given wire transfer instructions to the Company, the Company will pay all principal, interest and premium and Liquidated Damages, if any, on that holder’s notes in accordance with those instructions.

All other payments on the notes will be made at the office or agency of the paying agent and registrar unless the Company elects to make interest payments and Liquidated Damages, if any, by check mailed to the holders of the notes at their address set forth in the register of holders.

Paying Agent and Registrar for the Notes

     The trustee will initially act as paying agent and registrar. The Company may change the paying agent or registrar without prior notice to the holders of the notes, and the Company or any of its Subsidiaries may act as paying agent or registrar.

Transfer and Exchange

     A holder may transfer or exchange notes in accordance with the provisions of the indenture and applicable securities laws. The registrar and the trustee may require a holder, among other things, to furnish appropriate endorsements and transfer documents in connection with a transfer of notes. Holders will be required to pay all taxes due on transfer. The Company will not be required to transfer or exchange any note selected for redemption, except for the unredeemed portion of any notes being redeemed in part. Also, the Company will not be required to transfer or exchange any note for a period of 15 days before a selection of notes to be redeemed, or during the period between a record date and the corresponding interest payment date.

Guarantees

     The notes will be guaranteed by all of the Company’s existing Domestic Restricted Subsidiaries and substantially all of the Company’s Future Domestic Restricted Subsidiaries. The obligations of each Guarantor under its Guarantee will be limited as necessary to prevent that Guarantee from constituting a fraudulent conveyance under applicable law. See “Risk Factors — Risks Related to the Registered Notes — Federal and state statutes may allow courts, under specific circumstances, to void the guarantees of the senior notes by our subsidiaries, and thus you may not have the right to receive any money pursuant to the guarantees.”

     Except as set forth in the next paragraph, a Guarantor may not sell or otherwise dispose of all or substantially all of its assets to, or consolidate with or merge with or into (whether or not such Guarantor is the surviving Person) another Person, other than the Company or another Guarantor, unless:

     (1) immediately after giving effect to that transaction, no Default or Event of Default exists; and

     (2) either:

     (a) subject to the next paragraph, the Person acquiring the property in any such sale or disposition or the Person formed by or surviving any such consolidation or merger assumes all the obligations of that Guarantor under the indenture, its Guarantee and the registration rights agreement pursuant to a supplemental indenture satisfactory to the trustee; or

     (b) the Net Proceeds of such sale or other disposition are applied in accordance with the applicable provisions of the indenture.

The Guarantee of a Guarantor will be released:

     (1) in connection with any sale or other disposition of all or substantially all of the assets of that Guarantor (including by way of merger or consolidation) to a Person that is not (either before or after giving effect to such transaction) the Company or a Restricted Subsidiary of the Company, if the sale or other disposition does not violate the “Asset Sale” provisions of the indenture;

     (2) in connection with any sale or other disposition of all of the Capital Stock of that Guarantor to a Person that is not (either before or after giving effect to such transaction) the Company or a Restricted Subsidiary of the Company, if the sale or other disposition does not violate the “Asset Sale” provisions of the indenture;

     (3) if the Company designates any such Guarantor to be an Unrestricted Subsidiary in accordance with the applicable provisions of the indenture; or

     (4) upon legal or covenant defeasance or satisfaction and discharge of the indenture as provided below under the captions “— Legal Defeasance and Covenant Defeasance” and “— Satisfaction and Discharge.”

See “— Repurchase at the Option of Holders — Asset Sales.”

Optional Redemption

     At any time prior to July 15, 2007, the Company may on any one or more occasions redeem up to 35% of the aggregate principal amount of notes issued under the indenture at a redemption price of 111.375% of the principal amount thereof, plus accrued and unpaid interest and Liquidated Damages, if any, to the redemption date, subject to the right of holders of notes on the relevant record date to receive interest due on the relevant interest payment date, with the net cash proceeds of a sale of Equity Interests (other than Disqualified Stock) of the Company or a contribution to the Company’s common equity capital; provided that:

     (1) at least 65% of the aggregate principal amount of notes originally issued under the indenture (excluding notes held by the Company and its Subsidiaries) remains outstanding immediately after the occurrence of such redemption; and

     (2) the redemption occurs within 90 days of the date of the closing of such sale of Equity Interests or contribution.

     Except pursuant to the preceding paragraph or pursuant to a Special Mandatory Redemption, the notes will not be redeemable at the Company’s option prior to July 15, 2008.

     On or after July 15, 2008, the Company may redeem all or a part of the notes issued under the indenture upon not less than 30 nor more than 60 days’ notice, at the redemption prices (expressed as percentages of principal amount) set forth below plus accrued and unpaid interest and Liquidated Damages, if any, on the notes redeemed, to the applicable redemption date, if redeemed during the twelve-month period beginning on July 15 of the years indicated below, subject to the rights of holders of notes on the relevant record date to receive interest on the relevant interest payment date:

Year	Percentage
2008	105.688%
2009	102.844%
2010 and thereafter	100.000%

     Unless the Company defaults in the payment of the redemption price, interest will cease to accrue on the notes or portions thereof called for redemption on the applicable redemption date.

Selection and Notice

     If less than all of the notes are to be redeemed at any time, the trustee will select notes for redemption pro rata or by another means deemed equitable by the Trustee unless otherwise required by law or applicable stock exchange requirements.

     No notes of $1,000 or less can be redeemed in part. Notices of redemption will be mailed by first class mail at least 30 but not more than 60 days before the redemption date to each holder of notes to be redeemed at its registered address, except that redemption notices may be mailed more than 60 days prior to a redemption date if the notice is issued in connection with a defeasance of the notes or a satisfaction and discharge of the indenture. Notices of redemption may not be conditional.

     If any note is to be redeemed in part only, the notice of redemption that relates to that note will state the portion of the principal amount of that note that is to be redeemed. A new note in principal amount equal to the unredeemed portion of the original note will be issued in the name of the holder of notes upon cancellation of the original note.

Notes called for redemption become due on the date fixed for redemption. On and after the redemption date, interest ceases to accrue on notes or portions of notes called for redemption.

Mandatory Redemption

     The Company is no longer required to make mandatory redemption or sinking fund payments with respect to the notes.

Repurchase at the Option of Holders

Change of Control

     If a Change of Control occurs, each holder of notes will have the right to require the Company to repurchase all or any part (equal to $1,000 or an integral multiple of $1,000) of that holder’s notes pursuant an offer (a “Change of Control Offer”) on the terms set forth in the indenture. In the Change of Control Offer, the Company will offer a payment (the “Change of Control Payment”) in cash equal to 101% of the aggregate principal amount of notes repurchased plus accrued and unpaid interest and Liquidated Damages, if any, on the notes repurchased to the date of purchase, subject to the rights of holders of notes on the relevant record date to receive interest due on the relevant interest payment date. Within 30 days following any Change of Control, the Company will mail a notice to each holder describing the transaction or transactions that constitute the Change of Control and offering to repurchase notes on the Change of Control Payment Date specified in the notice, which date will be no earlier than 30 days and no later than 60 days from the date such notice is mailed, pursuant to the procedures required by the indenture and described in such notice. The Company will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent those laws and regulations are applicable in connection with the repurchase of the notes as a result of a Change of Control. To the extent that the provisions of any securities laws or regulations conflict with the Change of Control provisions of the indenture, the Company will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under the Change of Control provisions of the indenture by virtue of such compliance.

     On the Change of Control Payment Date, the Company will, to the extent lawful:

     (1) accept for payment all notes or portions of notes properly tendered pursuant to the Change of Control Offer;

     (2) deposit with the paying agent an amount equal to the Change of Control Payment in respect of all notes or portions of notes properly tendered; and

     (3) deliver or cause to be delivered to the trustee the notes properly accepted together with an officers’ certificate stating the aggregate principal amount of notes or portions of notes being purchased by the Company.

     The paying agent will promptly mail to each holder of notes properly tendered the Change of Control Payment for such notes, and the trustee will promptly authenticate and mail (or cause to be transferred by book entry) to each holder a new note equal in principal amount to any unpurchased portion of the notes surrendered, if any. The Company will publicly announce the results of the Change of Control Offer on or as soon as practicable after the Change of Control Payment Date.

     The provisions described above that require the Company to make a Change of Control Offer following a Change of Control will be applicable whether or not any other provisions of the indenture are applicable. Except as described above with respect to a Change of Control, the indenture does not contain provisions that permit the holders of the notes to require that the Company repurchase or redeem the notes in the event of a takeover, recapitalization or similar transaction.

     The Company will not be required to make a Change of Control Offer upon a Change of Control if (1) a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in the indenture applicable to a Change of Control Offer made by the Company and purchases all notes properly tendered and not withdrawn under the Change of Control Offer, or (2) notice of redemption has been given pursuant to the indenture as described above under the caption “— Optional Redemption,” unless and until there is a default in payment of the applicable redemption price.

     The definition of Change of Control includes a phrase relating to the direct or indirect sale, lease, transfer, conveyance or other disposition of “all or substantially all” of the properties or assets of the Company and its Subsidiaries taken as a whole. Although there is a limited body of case law interpreting the phrase “substantially all,” there is no precise established definition of the phrase under applicable law. Accordingly, the ability of a holder of notes to require the Company to repurchase its notes as a result of a sale, lease, transfer, conveyance or other disposition of less than all of the assets of the Company and its Subsidiaries taken as a whole to another Person or group may be uncertain.

     The indenture governing our senior notes permits us to merge into another Sprint PCS Affiliate and thus, the contemplated merger between us and iPCS is not deemed to be a change of control under the indenture.

     The Company’s ability to pay cash to the holders of notes upon a Change of Control may be limited by the Company’s then existing financial resources. See “Risk Factors — Risks Related to the Registered Notes — We may be unable to repurchase the senior notes upon a change of control.”

Asset Sales

     The Company will not, and will not permit any of its Restricted Subsidiaries to, consummate an Asset Sale unless:

     (1) the Company or the Restricted Subsidiary, as the case may be, receives consideration at the time of the Asset Sale at least equal to the Fair Market Value of the Equity Interests issued or assets sold or otherwise disposed of; and

     (2) at least 75% of the consideration received in the Asset Sale by the Company or such Restricted Subsidiary is in the form of cash or Cash Equivalents. For purposes of this clause (2), each of the following will be deemed to be cash:

     (a) any liabilities, as shown on the Company’s most recent consolidated balance sheet, of the Company or any Restricted Subsidiary (other than contingent liabilities and liabilities that are by their terms subordinated to the notes or any Guarantee) that are assumed by the transferee of any such assets pursuant to a customary novation agreement that releases the Company or such Restricted Subsidiary from further liability;

     (b) any securities, notes or other obligations received by the Company or any such Restricted Subsidiary from such transferee that are contemporaneously, subject to ordinary settlement periods, converted by the Company or such Restricted Subsidiary into cash, to the extent of the cash received in that conversion; and

     (c) any stock or assets of the kind referred to in clauses (2) or (4) of the next paragraph of this covenant.

     Within 360 days after the receipt of any Net Proceeds from an Asset Sale, the Company or the applicable Restricted Subsidiary, as the case may be, may apply such Net Proceeds:

     (1) to repay Indebtedness secured by a first priority lien (and, if the Indebtedness repaid is revolving credit Indebtedness, to correspondingly permanently reduce commitments with respect thereto);

     (2) to acquire all or substantially all of the assets of, or any Capital Stock of, another Permitted Business, if, after giving effect to any such acquisition of Capital Stock, the Permitted Business is or becomes a Restricted Subsidiary of the Company;

     (3) to make a capital expenditure; or

     (4) to acquire other assets that are not classified as current assets under GAAP and that are used or useful in a Permitted Business.

     Pending the final application of any Net Proceeds, the Company may temporarily reduce revolving credit borrowings or otherwise invest the Net Proceeds in any manner that is not prohibited by the indenture.

     Any Net Proceeds from Asset Sales that are not applied or invested as provided in the second paragraph of this covenant will constitute “Excess Proceeds.” When the aggregate amount of Excess Proceeds exceeds $10.0 million, within 30 days thereof, the Company will make an offer ( an “Asset Sale Offer”) to all holders of notes and all holders of other Indebtedness that is pari passu with the notes containing provisions similar to those set forth in the indenture with respect to offers to purchase or redeem with the proceeds of sales of assets to purchase the maximum principal amount of notes and such other pari passu Indebtedness that may be purchased out of the Excess Proceeds. The offer price in any Asset Sale Offer will be equal to 100% of the principal amount of notes plus accrued and unpaid interest and Liquidated Damages, if any, to the date of purchase, which price will be payable in cash. The Asset Sale Offer will remain open for a period of at least 20 Business Days following its commencement and not more than 30 Business Days, except to the extent that a longer period is required by applicable law. Payment for any Notes so purchased will be made in the same manner as interest payments are made. If the Purchase Date is on or after an interest record date and on or before the related interest payment date, any accrued and unpaid interest and Liquidated Damages, if any, will be paid to the Person in whose name a note is registered a the close of business on such record date, and no additional interest will be payable to holders who tender notes pursuant to the Asset Sale Offer. If any Excess Proceeds remain after consummation of an Asset Sale Offer, the Company may use those Excess Proceeds for any purpose not otherwise prohibited by the indenture. If the aggregate principal amount of notes and other pari passu Indebtedness tendered into such Asset Sale Offer exceeds the amount of Excess Proceeds, the trustee will select the notes and such other pari passu Indebtedness to be purchased on a pro rata basis. Upon completion of each Asset Sale Offer, the amount of Excess Proceeds will be reset at zero.

     The Company will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent those laws and regulations are applicable in connection with each repurchase of notes pursuant to an Asset Sale Offer. To the extent that the provisions of any securities laws or regulations conflict with the Asset Sale provisions of the indenture, the Company will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under the Asset Sale provisions of the indenture by virtue of such compliance.

Certain Covenants

Restricted Payments

     The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly:

     (1) declare or pay any dividend or make any other payment or distribution on account of the Company’s Equity Interests (including, without limitation, any payment in connection with any merger or consolidation involving the Company) or to the direct or indirect holders of the Company’s Equity Interests in their capacity as such (other than (A) dividends or distributions payable in Equity Interests (other than Disqualified Stock) of the Company, (B) dividends or other payments or distributions payable to the Company or a Restricted Subsidiary and (C) dividends or other payments or distributions to the holders of any class of its Capital Stock on a pro rata basis);

     (2) purchase, redeem or otherwise acquire or retire for value (including, without limitation, in connection with any merger or consolidation involving the Company) any Equity Interests of the Company or any direct or indirect parent of the Company (other than Equity Interests held by the Company or any of its Restricted Subsidiaries);

     (3) make any payment on or with respect to, or purchase, redeem, defease, prepay or otherwise acquire or retire for value any Indebtedness of the Company or any Guarantor that is contractually subordinated to the notes or to any Guarantee (excluding any intercompany Indebtedness between or among the Company and any of its Restricted Subsidiaries), except a payment of interest or principal at or within one year of the Stated Maturity thereof; or

     (4) make any Restricted Investment

(all such payments and other actions set forth in these clauses (1) through (4) above being collectively referred to as “Restricted Payments”),

unless, at the time of and after giving effect to such Restricted Payment:

     (1) no Default or Event of Default has occurred and is continuing or would occur as a consequence of such Restricted Payment;

     (2) the Company would, at the time of such Restricted Payment and after giving pro forma effect thereto as if such Restricted Payment had been made at the beginning of the applicable two-quarter period, have been permitted to incur at least $1.00 of additional Indebtedness pursuant to the Debt to Cash Flow Ratio test set forth in the first paragraph of the covenant described below under the caption “— Incurrence of Indebtedness and Issuance of Preferred Stock”; and

     (3) such Restricted Payment, together with the aggregate amount of all other Restricted Payments made by the Company and its Restricted Subsidiaries since the date of the indenture (excluding Restricted Payments permitted by clauses (1)-(3) and (5)-(7) of the next succeeding paragraph), is less than the sum, without duplication, of:

     (a) 100% of the Consolidated Cash Flow of the Company for the period (taken as one accounting period) from the Merger Date to the end of the Company’s most recently ended fiscal quarter for which internal financial statements are available at the time of such Restricted Payment less the product of 1.5 times the Company’s Consolidated Interest Expense for the same period; plus

     (b) 100% of the aggregate net cash proceeds or the Fair Market Value of non-cash assets used or useful in a Permitted Business received by the Company since the date of the indenture as a contribution to its common equity capital or from the issue or sale of Equity Interests of the Company (other than Disqualified Stock) or from the issue or sale of convertible or exchangeable Disqualified Stock or convertible or exchangeable debt securities of the Company that have been converted into or exchanged for such Equity Interests (other than Equity Interests (or Disqualified Stock or debt securities) sold to a Subsidiary of the Company); plus

     (c) to the extent that any Restricted Investment that was made after the date of the indenture is sold for cash or otherwise liquidated or repaid for cash, the lesser of (i) the cash return of capital with respect to such Restricted Investment (less the cost of disposition, if any) and (ii) the initial amount of such Restricted Investment; plus

     (d) to the extent that any Unrestricted Subsidiary of the Company designated as such on or after the date of the indenture is redesignated as a Restricted Subsidiary after the date of the indenture, the lesser of (i) the Fair Market Value of the Company’s Investment in such Subsidiary as of the date of such redesignation and (ii) such Fair Market Value as of the date on which such Subsidiary was originally designated as an Unrestricted Subsidiary after the date of the indenture; plus

     (e) 50% of any dividends received by the Company or a Restricted Subsidiary of the Company that is a Guarantor after the date of the indenture from an Unrestricted Subsidiary of the Company, to the extent that such dividends were not otherwise included in the Consolidated Net Income of the Company for such period.

The foregoing limitations in this covenant do not limit or restrict the making of any Permitted Investment. Permitted Investments shall not be included in calculating the amount of Restricted Payments made pursuant to clause (3) of the preceding paragraph.

     The preceding provisions will not prohibit:

     (1) the payment of any dividend or distribution or the consummation of any irrevocable redemption within 60 days after the date of declaration of the dividend or distribution or giving of the redemption notice, as the case may be, if at the date of declaration or notice, the dividend, distribution or redemption payment would have complied with the provisions of the indenture;

     (2) the making of any Restricted Payment in exchange for, or out of the net cash proceeds of the substantially concurrent sale (other than to a Subsidiary of the Company) of, Equity Interests of the Company (other than Disqualified Stock) or from the substantially concurrent contribution of common equity capital to the Company; provided that the amount of any such net cash proceeds that are utilized for any such Restricted Payment will be excluded from clause (3)(b) of the preceding paragraph;

     (3) the repurchase, redemption, defeasance, prepayment or other acquisition or retirement for value of Indebtedness of the Company or any Guarantor that is contractually subordinated to the notes or to any Guarantee with the net cash proceeds from a substantially concurrent incurrence of Permitted Refinancing Indebtedness;

     (4) the repurchase, redemption or other acquisition or retirement for value of any Equity Interests of the Company or any Restricted Subsidiary of the Company held by any current or former officer, director or employee of the Company or any of its Restricted Subsidiaries (or any permitted transferees thereof) pursuant to any equity subscription agreement, stock option agreement, shareholders’ agreement or similar agreement; provided that the aggregate price paid for all such repurchased, redeemed, acquired or retired Equity Interests (excluding amounts representing cancellation of Indebtedness) may not exceed $1,500,000 in any twelve-month period;

     (5) the repurchase of Equity Interests deemed to occur upon the exercise of stock options to the extent such Equity Interests represent a portion of the exercise price of those stock options;

     (6) the declaration and payment of regularly scheduled or accrued dividends to holders of any class or series of Disqualified Stock of the Company or any Restricted Subsidiary of the Company issued on or after the date of the indenture in accordance with the Debt to Cash Flow Ratio test set forth in the first paragraph of the covenant described below under the caption “— Incurrence of Indebtedness and Issuance of Preferred Stock”;

     (7) cash payments to holders of the Company’s Capital Stock in lieu of fractional shares of their Capital Stock;

     (8) the repurchase, redemption, defeasance, prepayment or other acquisition or retirement of Indebtedness of the Company or any Guarantor that is contractually subordinated to the notes if required under a change of control or asset sale covenant if the Company has complied with the change of control covenant or asset sale covenant, as applicable, in the indenture; and

     (9) additional Restricted Payments in an aggregate amount not to exceed $15.0 million.

     The amount of all Restricted Payments (other than cash) will be the Fair Market Value on the date of the Restricted Payment of the asset(s) or securities proposed to be transferred or issued by the Company or such Restricted Subsidiary, as the case may be, pursuant to the Restricted Payment. The Fair Market Value of any assets or securities that are required to be valued by this covenant will be determined by the Board of Directors of the Company whose resolution with respect thereto shall be delivered to the trustee. The Board of Directors’ determination must be based upon an opinion or appraisal issued by an accounting, appraisal or investment banking firm of national or regional standing if the Fair Market Value exceeds $5.0 million.

Incurrence of Indebtedness and Issuance of Preferred Stock

     The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create, incur, issue, assume, guarantee or otherwise become directly or indirectly liable, contingently or otherwise, with respect to (collectively, “incur”) any Indebtedness, and the Company will not issue any Disqualified Stock and will not permit any of its Restricted Subsidiaries to issue any shares of preferred stock; provided, however, that the Company may incur Indebtedness or issue Disqualified Stock, and the Company’s Restricted Subsidiaries that are Guarantors may incur Indebtedness or issue preferred stock, if, after giving pro forma effect thereto (including a pro forma application of the net proceeds therefrom), the Company’s Debt to Cash Flow Ratio would have been no greater than 7.0 to 1.

     The first paragraph of this covenant will not prohibit the incurrence of any of the following items of Indebtedness (collectively, “Permitted Debt”):

     (1) the incurrence by the Company and any of its Restricted Subsidiaries of additional Indebtedness and letters of credit in an aggregate principal amount at any one time outstanding under this clause (1) (with letters of credit being deemed to have a principal amount equal to the maximum potential liability of the Company and its Restricted Subsidiaries thereunder), including all Permitted Refinancing Indebtedness incurred to extend, renew, refund, refinance, replace, defease or discharge any Indebtedness incurred pursuant to this clause (1), not to exceed the greater of (a) 1.5 times the Company’s Consolidated Cash Flow for the most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding the date on which such additional Indebtedness is incurred and (b) $30.0 million;

     (2) the incurrence by the Company and its Restricted Subsidiaries of the Existing Indebtedness;

     (3) the incurrence by the Company and the Guarantors of Indebtedness represented by the notes to be issued on the date of the indenture and the Guarantees thereof, and the registered notes and the related Guarantees to be issued pursuant to the registration rights agreement;

     (4) the incurrence by the Company or any of its Restricted Subsidiaries of Indebtedness represented by Capital Lease Obligations, mortgage financings or purchase money obligations, in each case, incurred for the purpose of financing all or any part of the purchase price or cost of design, construction, installation or improvement or carrying cost of property, plant or equipment used in the business of the Company or any of its Restricted Subsidiaries and related financing costs, in an aggregate principal amount, including all Permitted Refinancing Indebtedness incurred to extend, renew, refund, refinance, replace, defease or discharge any Indebtedness incurred pursuant to this clause (4), not to exceed $10.0 million at any time outstanding;

     (5) the incurrence by the Company or any of its Restricted Subsidiaries of Permitted Refinancing Indebtedness in exchange for, or the net proceeds of which are used to extend, renew, refund, refinance, replace, defease or discharge any Indebtedness (other than intercompany Indebtedness) that was permitted by the indenture to be incurred under the first paragraph of this covenant or clauses (2), (3), (5) or (13) of this paragraph;

     (6) the incurrence by the Company or any of its Restricted Subsidiaries of intercompany Indebtedness between or among the Company and any of its Restricted Subsidiaries; provided, however, that (a) any subsequent issuance or transfer of Equity Interests that results in any such Indebtedness being held by a Person other than the Company or a Restricted Subsidiary of the Company and (b) any sale or other transfer of any such Indebtedness to a Person that is not either the Company or a Restricted Subsidiary of the Company, will be deemed, in each case, to constitute an incurrence of such Indebtedness by the Company or such Restricted Subsidiary, as the case may be, that was not permitted by this clause (6);

     (7) the issuance by any of the Company’s Restricted Subsidiaries to the Company or to any of its Restricted Subsidiaries of shares of preferred stock; provided, however, that:

     (a) any subsequent issuance or transfer of Equity Interests that results in any such preferred stock being held by a Person other than the Company or a Restricted Subsidiary of the Company; and

     (b) any sale or other transfer of any such preferred stock to a Person that is not either the Company or a Restricted Subsidiary of the Company,

will be deemed, in each case, to constitute an issuance of such preferred stock by such Restricted Subsidiary that was not permitted by this clause (7);

     (8) the incurrence by the Company or any of its Restricted Subsidiaries of Hedging Obligations in the ordinary course of business;

     (9) the guarantee by the Company or any of the Guarantors of Existing Indebtedness or Indebtedness of the Company or a Restricted Subsidiary of the Company that was permitted to be incurred by another provision of this covenant; provided that if the Indebtedness being guaranteed is subordinated to or pari passu with the notes, then the guarantee shall be subordinated or pari passu, as applicable, to the same extent as the Indebtedness guaranteed;

     (10) the incurrence by the Company or any of its Restricted Subsidiaries of Indebtedness in respect of workers’ compensation claims, self-insurance obligations, bankers’ acceptances, performance and surety bonds in the ordinary course of business;

     (11) the incurrence of Indebtedness arising from any agreement providing for indemnities, purchase price adjustments, holdbacks or contingent payment obligations based on the performance of acquired or disposed of assets or similar obligations related to the acquisition or disposition of assets;

     (12) the incurrence by the Company or any of its Restricted Subsidiaries of Indebtedness arising from the honoring by a bank or other financial institution of a check, draft or similar instrument inadvertently drawn against insufficient funds, so long as such Indebtedness is covered within five business days; and

     (13) Acquired Debt, but only to the extent that immediately after giving pro forma effect to such acquisition and the incurrence of such Indebtedness the Company would have been able to incur at least $1.00 of additional Indebtedness pursuant to the Debt to Cash Flow Ratio test set forth in the first paragraph of this covenant.

     The Company will not incur, and will not permit any Guarantor to incur, any Indebtedness (including Permitted Debt) that is contractually subordinated in right of payment to any other Indebtedness of the Company or such Guarantor unless such Indebtedness is also contractually subordinated in right of payment to the notes and the applicable Guarantee on substantially identical terms; provided, however, that no Indebtedness will be deemed to be contractually subordinated in right of payment to any other Indebtedness solely by virtue of being unsecured, being secured on a junior basis, having a later maturity date or being junior with respect to order or timing of payments or application of funds.

     For purposes of determining compliance with this “Incurrence of Indebtedness and Issuance of Preferred Stock” covenant, in the event that an item of proposed Indebtedness meets the criteria of more than one of the categories of Permitted Debt described in clauses (1) through (13) above, or is entitled to be incurred pursuant to the first paragraph of this covenant, the Company will be permitted to classify such item of Indebtedness on the date of its incurrence, or later reclassify all or a portion of such item of Indebtedness, in any manner that complies with this covenant. The accrual of interest, the accretion or amortization of original issue discount, the payment of interest on any Indebtedness in the form of additional Indebtedness with the same terms, the reclassification of preferred stock as Indebtedness due to a change in accounting principles, the payment of dividends on Disqualified Stock in the form of additional shares of the same class of Disqualified Stock and the incurrence of unrealized losses or charges in respect of Hedging Obligations, in each case, will be deemed not to be an incurrence of Indebtedness or an issuance of Disqualified Stock for purposes of this covenant; provided, in each such case, that the amount of any such accrual, accretion or payment is included in Consolidated Interest Expense of the Company as accrued. Notwithstanding any other provision of this covenant, the maximum amount of Indebtedness that the Company or any Restricted Subsidiary may incur pursuant to this covenant shall not be deemed to be exceeded solely as a result of fluctuations in exchange rates or currency values.

     The amount of any Indebtedness outstanding as of any date will be:

     (1) the accreted value of the Indebtedness, in the case of any Indebtedness issued with original issue discount;

     (2) the principal amount of the Indebtedness, in the case of any other Indebtedness; and

     (3) in respect of Indebtedness of another Person secured by a Lien on the assets of the specified Person, the lesser of:

     (a) the Fair Market Value of such assets at the date of determination; and

     (b) the amount of the Indebtedness of the other Person.

Liens

     The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create, incur, assume or suffer to exist any Lien of any kind on any asset now owned or hereafter acquired, except Permitted Liens and Liens existing under the Escrow Agreement.

Dividend and Other Payment Restrictions Affecting Subsidiaries

     The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create or permit to exist or become effective any consensual encumbrance or restriction on the ability of any Restricted Subsidiary to:

     (1) pay dividends or make any other distributions on its Capital Stock to the Company or any of its Restricted Subsidiaries, or with respect to any other interest or participation in, or measured by, its profits, or pay any indebtedness owed to the Company or any of its Restricted Subsidiaries;

     (2) make loans or advances to or pay any indebtedness or other obligation owed to the Company or any of its Restricted Subsidiaries; or

     (3) sell, lease or transfer any of its properties or assets to the Company or any of its Restricted Subsidiaries.

     However, the preceding restrictions will not apply to encumbrances or restrictions existing under or by reason of:

     (1) agreements or instruments governing Indebtedness incurred pursuant to the first paragraph of the covenant “— Incurrence of Indebtedness and Issuance of Preferred Stock” or clauses (1), (4) and (8) of the definition of “Permitted Debt” so long as either (a) the encumbrances and restrictions contained therein do not impair the ability of any Restricted Subsidiary of the Company to pay dividends or make any other distributions or payments directly or indirectly to the Company in an amount sufficient to permit the Company to pay the principal of, or interest and premium and Liquidated Damages, if any, on, the notes, or (b) the encumbrances or restrictions contained therein are not materially more restrictive, taken as a whole, than those customarily contained in senior secured credit facilities for companies similarly situated to the Company;

     (2) the indenture, the notes and the Guarantees;

     (3) applicable law, rule, regulation or order;

     (4) any agreement or instrument governing Indebtedness or Capital Stock of a Person acquired by the Company or any of its Restricted Subsidiaries as in effect at the time of such acquisition (except to the extent such Indebtedness or Capital Stock was incurred in connection with or in contemplation of such acquisition), which encumbrance or restriction is not applicable to any Person, or the properties or assets of any Person, other than the Person, or the property or assets of the Person, so acquired; provided that, in the case of Indebtedness, such Indebtedness was permitted by the terms of the indenture to be incurred;

     (5) customary non-assignment provisions in contracts and licenses entered into in the ordinary course of business;

     (6) purchase money obligations for property acquired in the ordinary course of business and Capital Lease Obligations that impose restrictions on the property purchased or leased of the nature described in clause (3) of the preceding paragraph;

     (7) any agreement for the sale or other disposition of a Restricted Subsidiary that restricts distributions by that Restricted Subsidiary pending the sale or other disposition;

     (8) Permitted Refinancing Indebtedness; provided that the restrictions contained in the agreements governing such Permitted Refinancing Indebtedness are not materially more restrictive, taken as a whole, than those contained in the agreements governing the Indebtedness being refinanced;

     (9) Liens permitted to be incurred under the provisions of the covenant described above under the caption “— Liens” that limit the right of the debtor to dispose of the assets subject to such Liens;

     (10) provisions limiting the disposition or distribution of assets or property in joint venture agreements, asset sale agreements, sale-leaseback agreements, stock sale agreements and other similar agreements entered into with the approval of the Company’s Board of Directors, which limitation is applicable only to the assets that are the subject of such agreements;

     (11) encumbrances or restrictions in effect on or entered into on the Merger Date, as set forth on a schedule to the indenture;

     (12) provisions restricting dispositions of real property set forth in reciprocal easement agreements;

     (13) any encumbrance or restriction existing under any agreement or instrument that refinances, in whole or in part, the agreement or instrument containing the encumbrance or restriction in the foregoing clauses (4) and (6); provided that the terms and conditions of any such encumbrances or restrictions are not materially more restrictive, taken as a whole, than those pursuant to the agreement or instrument so refinanced; and

     (14) restrictions on cash or other deposits or net worth imposed by customers under contracts entered into in the ordinary course of business.

Merger, Consolidation or Sale of Assets

     The Company will not, directly or indirectly: (1) consolidate or merge with or into another Person (whether or not the Company is the surviving corporation); or (2) sell, assign, lease, transfer, convey or otherwise dispose of all or substantially all of the properties or assets of the Company and its Restricted Subsidiaries taken as a whole, in one or more related transactions, to another Person, unless:

     (1) either: (a) the Company is the surviving corporation; or (b) the Person formed by or surviving any such consolidation or merger (if other than the Company) or to which such sale, assignment, lease, transfer, conveyance or other disposition has been made is a corporation organized or existing under the laws of the United States, any state of the United States or the District of Columbia;

     (2) the Person formed by or surviving any such consolidation or merger (if other than the Company) or the Person to which such sale, assignment, lease, transfer, conveyance or other disposition has been made assumes all the obligations of the Company under the notes, the indenture and the registration rights agreement pursuant to agreements reasonably satisfactory to the trustee;

     (3) immediately after such transaction, no Default or Event of Default exists; and

     (4) the Company or the Person formed by or surviving any such consolidation or merger (if other than the Company), or to which such sale, assignment, lease, transfer, conveyance or other disposition has been made, would, on the date of such transaction after giving pro forma effect thereto and any related transactions as if the same had occurred at the beginning of the applicable two-quarter period, either (a) have a Debt to Cash Flow Ratio no higher than the Company’s Debt to Cash Flow Ratio immediately prior to such transaction or (b) be permitted to incur at least $1.00 of additional indebtedness pursuant to the Debt to Cash Flow Ratio test set forth in the first paragraph of the covenant described above under the caption “— Incurrence of Indebtedness and Issuance of Preferred Stock.”

     This “Merger, Consolidation or Sale of Assets” covenant will not apply to:

     (1) a merger of Horizon PCS Escrow Company with and into Horizon PCS Escrow Holding Company and a merger of Horizon PCS Escrow Holding Company with and into Horizon PCS, Inc.;

     (2) a merger of the Company with an Affiliate solely for the purpose of reincorporating the Company in another jurisdiction; or

     (3) any consolidation or merger, or any sale, assignment, transfer, conveyance, lease or other disposition of assets between or among the Company and its Restricted Subsidiaries.

Transactions with Affiliates

     The Company will not, and will not permit any of its Restricted Subsidiaries to, make any payment to, or sell, lease, transfer or otherwise dispose of any of its properties or assets to, or purchase any property or assets from, or enter into or make or amend any transaction, contract, agreement, understanding, loan, advance or guarantee with, or for the benefit of, any Affiliate of the Company (each, an “Affiliate Transaction”), unless:

     (1) the Affiliate Transaction is on terms that are no less favorable to the Company or the relevant Restricted Subsidiary than those that would have been obtained in a comparable transaction by the Company or such Restricted Subsidiary with an unrelated Person; and

     (2) the Company delivers to the trustee:

     (a) with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of $1.0 million, a resolution of the Board of Directors of the Company set forth in an officers’ certificate certifying that such Affiliate Transaction complies with this covenant and that such Affiliate Transaction has been approved by a majority of the disinterested members of the Board of Directors of the Company; and

     (b) with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of $5.0 million, an opinion as to the fairness to the Company or such Subsidiary of such Affiliate Transaction from a financial point of view issued by an accounting, appraisal or investment banking firm of national or regional standing.

     The following items will not be deemed to be Affiliate Transactions and, therefore, will not be subject to the provisions of the prior paragraph:

     (1) any employment agreement, employee benefit plan, officer or director indemnification agreement or any similar arrangement entered into by the Company or any of its Restricted Subsidiaries in the ordinary course of business and payments pursuant thereto;

     (2) transactions between or among the Company and/or its Restricted Subsidiaries;

     (3) payment of reasonable directors’ expenses and indemnification to Persons who are not otherwise Affiliates of the Company;

     (4) any issuance of Equity Interests (other than Disqualified Stock) of the Company to Affiliates of the Company;

     (5) Restricted Payments and Permitted Investments that do not violate the provisions of the indenture described above under the caption “— Restricted Payments”;

     (6) the merger on the Merger Date of Horizon PCS Escrow Company and the Company and transactions reasonably related or ancillary thereto as contemplated by the Reorganization;

     (7) any agreement as in effect as of the Issue Date and disclosed in the Offering Circular or any amendment thereto so long as any such amendment is not materially more disadvantageous to the holders of the notes than such agreement; and

     (8) transactions contemplated by the Reorganization.

Business Activities

     The Company will not, and will not permit any of its Restricted Subsidiaries to, engage in any business other than Permitted Businesses, except to such extent as would not be material to the Company and its Restricted Subsidiaries taken as a whole.

Additional Guarantees

     If the Company or any of its Restricted Subsidiaries acquires or creates another Domestic Restricted Subsidiary after the date of the indenture, then that newly acquired or created Domestic Restricted Subsidiary will become a Guarantor and execute a supplemental indenture and deliver an opinion of counsel satisfactory to the trustee within 10 business days of the date on which it was acquired or created; provided that any Domestic Restricted Subsidiary that constitutes an Immaterial Subsidiary need not become a Guarantor until such time as it ceases to be an Immaterial Subsidiary.

Designation of Restricted and Unrestricted Subsidiaries

     The Board of Directors of the Company may designate any Restricted Subsidiary to be an Unrestricted Subsidiary if that designation would not cause a Default. If a Restricted Subsidiary is designated as an Unrestricted Subsidiary, the aggregate Fair Market Value of all outstanding Investments owned by the Company and its Restricted Subsidiaries in the Subsidiary designated as Unrestricted will be deemed to be an Investment made as of the time of the designation and will reduce the amount available for Restricted Payments under the covenant described above under the caption “— Restricted Payments” or under one or more clauses of the definition of Permitted Investments, as determined by the Company. That designation will only be permitted if the Investment would be permitted at that time and if the Restricted Subsidiary otherwise meets the definition of an Unrestricted Subsidiary.

     Any designation of a Subsidiary of the Company as an Unrestricted Subsidiary will be evidenced to the trustee by filing with the trustee a certified copy of a resolution of the Board of Directors giving effect to such designation and an officers’ certificate certifying that such designation complied with the preceding conditions and was permitted by the covenant described above under the caption “— Restricted Payments.” If, at any time, any Unrestricted Subsidiary would fail to meet the preceding requirements as an Unrestricted Subsidiary, it will thereafter cease to be an Unrestricted Subsidiary for purposes of the indenture and any Indebtedness of such Subsidiary will be deemed to be incurred by a Restricted Subsidiary of the Company as of such date and, if such Indebtedness is not permitted to be incurred as of such date under the covenant described under the caption “— Incurrence of Indebtedness and Issuance of Preferred Stock,” the Company will be in default of such covenant. The Board of Directors of the Company may at any time designate any Unrestricted Subsidiary to be a Restricted Subsidiary of the Company; provided that such designation will be deemed to be an incurrence of Indebtedness by a Restricted Subsidiary of the Company of any outstanding Indebtedness of such Unrestricted Subsidiary, and such designation will only be permitted if (1) such Indebtedness is permitted under the covenant described under the caption “— Incurrence of Indebtedness and Issuance of Preferred Stock,” calculated on a pro forma basis as if such designation had occurred at the beginning of the two-quarter reference period; and (2) no Default or Event of Default would be in existence following such designation.

Payments for Consent

     The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, pay or cause to be paid any consideration to or for the benefit of any holder of notes for or as an inducement to any consent, waiver or amendment of any of the terms or provisions of the indenture or the notes unless such consideration is offered to be paid and is paid to all holders of the notes that consent, waive or agree to amend in the time frame set forth in the solicitation documents relating to such consent, waiver or agreement.

Reports

     Whether or not required by the rules and regulations of the SEC, so long as any notes are outstanding, the Company will furnish to the holders of notes or cause the trustee to furnish to the holders of notes, within the time periods specified in the SEC’s rules and regulations:

     (1) all quarterly and annual reports that would be required to be filed with the SEC on Forms 10-Q and 10-K if the Company were required to file such reports; and

     (2) all current reports that would be required to be filed with the SEC on Form 8-K if the Company were required to file such reports.

     All such reports will be prepared in all material respects in accordance with all of the rules and regulations applicable to such reports. Each annual report on Form 10-K will include a report on the Company’s consolidated financial statements by the Company’s certified independent accountants. In addition, the Company will file a copy of each of the reports referred to in clauses (1) and (2) above with the SEC for public availability within the time periods specified in the rules and regulations applicable to such reports (unless the SEC will not accept such a filing) and will post the reports on its website within those time periods.

     If, at any time, the Company is no longer subject to the periodic reporting requirements of the Exchange Act for any reason, the Company will nevertheless continue filing the reports specified in the preceding paragraphs of this covenant with the SEC within the time periods specified above unless the SEC will not accept such a filing. The Company will not take any action for the purpose of causing the SEC not to accept any such filings. If, notwithstanding the foregoing, the SEC will not accept the Company’s filings for any reason, the Company will post the reports referred to in the preceding paragraphs on its website within the time periods that would apply if the Company were required to file those reports with the SEC.

     If the Company has designated any of its Subsidiaries as Unrestricted Subsidiaries, then the quarterly and annual financial information required by the preceding paragraphs will include a reasonably detailed presentation, either on the face of the financial statements or in the footnotes thereto, and in Management’s Discussion and Analysis of Financial Condition and Results of Operations, of the financial condition and results of operations of the Company and its Restricted Subsidiaries separate from the financial condition and results of operations of the Unrestricted Subsidiaries of the Company.

     In addition, the Company and the Guarantors agree that, for so long as any notes remain outstanding, if at any time they are not required to file with the SEC the reports required by the preceding paragraphs, they will furnish to the holders of notes and to securities analysts and prospective investors, upon their request, the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act.

     So long as not contrary to the then current recommendations of the American Institute of Certified Public Accountants, the year-end financial statements delivered pursuant to the first paragraph of this section shall be accompanied by a written statement of the Company’s independent public accountants (who shall be a firm of established national reputation) that in making the examination necessary for certification of such financial statements, nothing has come to their attention that would lead them to believe that the Company has violated any covenants hereof or, if any such violation has occurred, specifying the nature and period of existence thereof, it being understood that such accountants shall note be liable directly or indirectly to any Person for any failure to obtain knowledge of any such violation.

Events of Default and Remedies

     Each of the following is an “Event of Default”:

     (1) default for 30 days in the payment when due of interest on, or Liquidated Damages, if any, with respect to, the notes;

     (2) default in the payment when due (at maturity, upon redemption or otherwise) of the principal of, or premium, if any, on, the notes;

     (3) failure by the Company or any of its Restricted Subsidiaries to comply with the provisions described under the captions “— Repurchase at the Option of Holders — Change of Control,” “— Repurchase at the Option of Holders — Asset Sales,” “— Certain Covenants — Restricted Payments,” “— Certain Covenants — Incurrence of Indebtedness and Issuance of Preferred Stock” or “— Certain Covenants — Merger, Consolidation or Sale of Assets” and the continuance of such failure for a period of 30 days;

     (4) failure by the Company or any of its Restricted Subsidiaries for 60 days after notice to the Company by the trustee or the holders of at least 25% in aggregate principal amount of the notes then outstanding voting as a single class to comply with any of the other agreements in the indenture;

     (5) default under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any Indebtedness for money borrowed by the Company or any of its Restricted Subsidiaries (or the payment of which is guaranteed by the Company or any of its Restricted Subsidiaries), whether such Indebtedness or guarantee now exists, or is created after the date of the indenture, if that default:

     (a) is caused by a failure to pay principal of, or interest or premium, if any, on, such Indebtedness prior to the expiration of the grace period provided in such Indebtedness on the date of such default (a “Payment Default”); or

     (b) results in the acceleration of such Indebtedness prior to its express maturity,

and, in each case, the principal amount of any such Indebtedness, together with the principal amount of any other such Indebtedness under which there has been a Payment Default or the maturity of which has been so accelerated, aggregates $7.5 million or more;

     (6) failure by the Company or any of its Restricted Subsidiaries to pay final judgments entered by a court or courts of competent jurisdiction aggregating in excess of $7.5 million (in excess of applicable insurance policies and indemnities), which judgments are not paid, discharged or stayed for a period of 60 days;

     (7) any Guarantee is held in any judicial proceeding to be unenforceable or invalid or ceases for any reason to be in full force and effect, or any Guarantor, or any Person acting on behalf of any Guarantor, denies or disaffirms its obligations under its Guarantee;

     (8) failure of the Escrow Agreement, at any time to be in full force and effect (unless the Escrowed Property is released by the escrow agent in accordance with the terms of the Escrow Agreement) or any contest by the Company or any of its Subsidiaries of the validity or enforceability of the Escrow Agreement;

     (9) failure by Horizon PCS Escrow Company to redeem the notes if required to do so pursuant to the provisions of the Escrow Agreement; and

     (10) other than as contemplated by the Reorganization, certain events of bankruptcy or insolvency described in the indenture with respect to the Company or any of its Restricted Subsidiaries that is a Significant Subsidiary or any group of Restricted Subsidiaries that, taken together, would constitute a Significant Subsidiary.

     In the case of an Event of Default arising from certain events of bankruptcy or insolvency, with respect to the Company, any Restricted Subsidiary of the Company that is a Significant Subsidiary or any group of Restricted Subsidiaries of the Company that, taken together, would constitute a Significant Subsidiary, all outstanding notes will become due and payable immediately without further action or notice. If any other Event of Default occurs and is continuing, the trustee or the holders of at least 25% in aggregate principal amount of the then outstanding notes may declare all the notes to be due and payable immediately.

     Subject to certain limitations, holders of a majority in aggregate principal amount of the then outstanding notes may direct the trustee in its exercise of any trust or power. The trustee may withhold from holders of the notes notice of any continuing Default or Event of Default if it determines that withholding notice is in their interest, except a Default or Event of Default relating to the payment of principal, interest or premium or Liquidated Damages, if any.

     Subject to the provisions of the indenture relating to the duties of the trustee, in case an Event of Default occurs and is continuing, the trustee will be under no obligation to exercise any of the rights or powers under the indenture at the request or direction of any holders of notes unless such holders have offered to the trustee reasonable indemnity or security against any loss, liability or expense. Except to enforce the right to receive payment of principal, premium, if any, or interest or Liquidated Damages, if any, when due, no holder of a note may pursue any remedy with respect to the indenture or the notes unless:

     (1) such holder has previously given the trustee notice that an Event of Default is continuing;

     (2) holders of at least 25% in aggregate principal amount of the then outstanding notes have requested that the trustee pursue the remedy;

     (3) such holders have offered the trustee reasonable security or indemnity against any loss, liability or expense;

     (4) the trustee has not complied with such request within 60 days after the receipt of the request and the offer of security or indemnity; and

     (5) holders of a majority in aggregate principal amount of the then outstanding notes have not given the trustee a direction inconsistent with such request within such 60-day period.

     The holders of a majority in aggregate principal amount of the then outstanding notes by notice to the trustee may, on behalf of the holders of all of the notes, rescind an acceleration or waive any existing Default or Event of Default and its consequences under the indenture except a continuing Default or Event of Default in the payment of interest or premium or Liquidated Damages, if any, on, or the principal of, the notes.

     The Company is required to deliver to the trustee annually a statement regarding compliance with the indenture. Upon becoming aware of any Default or Event of Default, the Company is required to deliver to the trustee an officer’s certificate specifying such Default or Event of Default and what action the Company is taking or proposes to take with respect thereto.

No Personal Liability of Directors, Officers, Employees and Stockholders

     No director, officer, employee, incorporator or stockholder of the Company or any Guarantor, as such, will have any liability for any obligations of the Company or the Guarantors under the notes, the indenture or the Guarantees, or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each holder of notes by accepting a note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the notes. The waiver may not be effective to waive liabilities under the federal securities laws.

Legal Defeasance and Covenant Defeasance

     The Company may at any time, at the option of its Board of Directors evidenced by a resolution set forth in an officers’ certificate, elect to have all of its obligations discharged with respect to the outstanding notes and all obligations of the Guarantors discharged with respect to their Guarantees (“Legal Defeasance”) except for:

     (1) the rights of holders of outstanding notes to receive payments in respect of the principal of, or interest or premium and Liquidated Damages, if any, on, such notes when such payments are due from the trust referred to below;

     (2) the Company’s obligations with respect to the notes concerning issuing temporary notes, registration of notes, mutilated, destroyed, lost or stolen notes and the maintenance of an office or agency for payment and money for security payments held in trust;

     (3) the rights, powers, trusts, duties and immunities of the trustee, and the Company’s and the Guarantors’ obligations in connection therewith; and

     (4) the Legal Defeasance and Covenant Defeasance provisions of the indenture.

     In addition, the Company may, at its option and at any time, elect to have the obligations of the Company and the Guarantors released with respect to certain covenants (including its obligation to make Change of Control Offers and Asset Sale Offers) that are described in the indenture (“Covenant Defeasance”) and thereafter any omission to comply with those covenants will not constitute a Default or Event of Default with respect to the notes. In the event Covenant Defeasance occurs, certain events (not including non-payment, bankruptcy, receivership, rehabilitation and insolvency events) described under “— Events of Default and Remedies” will no longer constitute an Event of Default with respect to the notes, and all Guarantees will be released.

     In order to exercise either Legal Defeasance or Covenant Defeasance:

     (1) the Company must irrevocably deposit with the trustee, in trust, for the benefit of the holders of the notes, cash in U.S. dollars, non-callable Government Securities, or a combination of cash in U.S. dollars and non-callable Government Securities, in amounts as will be sufficient, in the opinion of a nationally recognized investment bank, appraisal firm or firm of independent public accountants, to pay the principal of, or interest and premium and Liquidated Damages, if any, on, the outstanding notes on the stated date for payment thereof or on the applicable redemption date, as the case may be, and the Company must specify whether the notes are being defeased to such stated date for payment or to a particular redemption date;

     (2) in the case of Legal Defeasance, the Company must deliver to the trustee an opinion of counsel reasonably acceptable to the trustee confirming that (a) the Company has received from, or there has been published by, the Internal Revenue Service a ruling or (b) since the date of the indenture, there has been a change in the applicable federal income tax law, in either case to the effect that, and based thereon such opinion of counsel will confirm that, the holders of the outstanding notes will not recognize income, gain or loss for federal income tax purposes as a result of such Legal Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance had not occurred;

     (3) in the case of Covenant Defeasance, the Company must deliver to the trustee an opinion of counsel reasonably acceptable to the trustee confirming that the holders of the outstanding notes will not recognize income, gain or loss for federal income tax purposes as a result of such Covenant Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred;

     (4) no Default or Event of Default has occurred and is continuing on the date of such deposit (other than a Default or Event of Default resulting from the borrowing of funds to be applied to such deposit, including the granting of liens and the entering into of customary documentation related to such borrowing) and the deposit will not result in a breach or violation of, or constitute a default under, any other material agreement or instrument to which the Company or any Guarantor is a party or by which the Company or any Guarantor is bound;

     (5) the Company must deliver to the trustee an officers’ certificate stating that the deposit was not made by the Company with the intent of preferring the holders of notes over the other creditors of the Company with the intent of defeating, hindering, delaying or defrauding any creditors of the Company or others; and

     (6) the Company must deliver to the trustee an officers’ certificate and an opinion of counsel, each stating that all conditions precedent relating to the Legal Defeasance or the Covenant Defeasance have been complied with.

     Notwithstanding the foregoing, the opinion of counsel required by clause (2) above with respect to a Legal Defeasance need not be delivered if all notes not theretofore delivered to the trustee for cancellation (1) have become due and payable or (2) will become due and payable on the maturity date within one year under arrangements satisfactory to the trustee for the giving of notice of redemption by the trustee in the name, and at the expense, of the Company.

Amendment, Supplement and Waiver

     Except as provided in the next two succeeding paragraphs, the indenture, the notes and the Guarantees may be amended or supplemented with the consent of the holders of at least a majority in aggregate principal amount of the notes then outstanding (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, notes), and any existing Default or Event of Default or compliance with any provision of the indenture, the notes or the Guarantees may be waived with the consent of the holders of a majority in aggregate principal amount of the then outstanding notes (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, notes).

     Without the consent of each holder of notes affected, an amendment, supplement or waiver may not (with respect to any notes held by a non-consenting holder):

     (1) reduce the principal amount of notes whose holders must consent to an amendment, supplement or waiver;

     (2) reduce the principal of or change the fixed maturity of any note or alter the provisions with respect to the redemption of the notes (other than provisions relating to the covenants described above under the caption “— Repurchase at the Option of Holders”);

     (3) reduce the rate of or change the time for payment of interest, including default interest, on any note;

     (4) waive a Default or Event of Default in the payment of principal of or interest or premium or Liquidated Damages, if any, on, the notes (except a rescission of acceleration of the notes by the holders of at least a majority in aggregate principal amount of the then outstanding notes and a waiver of the payment default that resulted from such acceleration);

     (5) make any note payable in money other than that stated in the notes;

     (6) make any change in the provisions of the indenture relating to waivers of past Defaults or the rights of holders of notes to receive payments of principal of or interest or premium or Liquidated Damages, if any, on, the notes;

     (7) waive a redemption payment with respect to any note (other than a payment required by one of the covenants described above under the caption “— Repurchase at the Option of Holders”);

     (8) release any Guarantor from any of its obligations under its Guarantee or the indenture, except in accordance with the terms of the indenture; or

     (9) make any change in the preceding amendment and waiver provisions.

     Notwithstanding the preceding, without the consent of any holder of notes, the Company, the Guarantors and the trustee may amend or supplement the indenture, the notes and the Guarantees:

     (1) to cure any ambiguity, defect or inconsistency;

     (2) to provide for uncertificated notes in addition to or in place of certificated notes;

     (3) to provide for the assumption of the Company’s or a Guarantor’s obligations under the indenture, the notes and the Guarantees in the case of a merger or consolidation or sale of all or substantially all of the Company’s or such Guarantor’s assets;

     (4) to make any change that would provide any additional rights or benefits to the holders of notes or that does not adversely affect the legal rights under the indenture of any such holder in any material manner;

     (5) to comply with requirements of the SEC in order to effect or maintain the qualification of the indenture under the Trust Indenture Act;

     (6) to provide for the issuance of additional notes in accordance with the limitations set forth in the indenture as of the date of the indenture; or

     (7) to allow any Guarantor to execute a supplemental indenture and/or a Guarantee with respect to the notes.

     Upon consummation of the contemplated merger between us and iPCS, iPCS and certain iPCS subsidiaries will execute and deliver a supplemental indenture as required by (3) above.

Satisfaction and Discharge

     The indenture will be discharged and will cease to be of further effect as to all notes issued thereunder, when:

     (1) either:

     (a) all notes that have been authenticated, except lost, stolen or destroyed notes that have been replaced or paid and notes for whose payment money has been deposited in trust and thereafter repaid to the Company, have been delivered to the trustee for cancellation; or

     (b) all notes that have not been delivered to the trustee for cancellation have become due and payable by reason of the mailing of a notice of redemption or otherwise or will become due and payable within one year and the Company or any Guarantor has irrevocably deposited or caused to be deposited with the trustee as trust funds in trust solely for the benefit of the holders, cash in U.S. dollars, non-callable Government Securities, or a combination of cash in U.S. dollars and non-callable Government Securities, in amounts as will be sufficient, without consideration of any reinvestment of interest, to pay and discharge the entire Indebtedness on the notes not delivered to the trustee for cancellation for principal, premium and Liquidated Damages, if any, and accrued interest to the date of maturity or redemption;

     (2) no Default or Event of Default has occurred and is continuing on the date of the deposit (other than a Default or Event of Default resulting from the borrowing of funds to be applied to such deposit, including the granting of liens and the entering into of customary documentation relating to such borrowing) and the deposit will not result in a breach or violation of, or constitute a default under, any other material agreement or instrument to which the Company or any Guarantor is a party or by which the Company or any Guarantor is bound;

     (3) the Company or any Guarantor has paid or caused to be paid all sums payable by it under the indenture; and

     (4) the Company has delivered irrevocable instructions to the trustee under the indenture to apply the deposited money toward the payment of the notes at maturity or on the redemption date, as the case may be.

     In addition, the Company must deliver an officers’ certificate and an opinion of counsel to the trustee stating that all conditions precedent to satisfaction and discharge have been satisfied.

Concerning the Trustee

     If the trustee becomes a creditor of the Company or any Guarantor, the indenture limits the right of the trustee to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise. The trustee will be permitted to engage in other transactions; however, if it acquires any conflicting interest (as defined under the Trust Indenture Act) it must eliminate such conflict within 90 days, apply to the SEC for permission to continue as trustee (if the indenture has been qualified under the Trust Indenture Act) or resign.

     The holders of a majority in aggregate principal amount of the then outstanding notes will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the trustee, subject to certain exceptions. The indenture provides that in case an Event of Default occurs and is continuing, the trustee will be required, in the exercise of its power, to use the degree of care of a prudent man in the conduct of his own affairs. Subject to such provisions, the trustee will be under no obligation to exercise any of its rights or powers under the indenture at the request of any holder of notes, unless such holder has offered to the trustee security and indemnity satisfactory to it against any loss, liability or expense.

Additional Information

     Anyone who receives this prospectus may obtain a copy of the indenture and the registration rights agreement without charge by writing to the Company, 68 East Main Street, Chillicothe, Ohio 45601, Attention: Chief Financial Officer.

Book-Entry, Delivery and Form

     Except as set forth below, the registered notes will be issued in registered, global form in minimum denominations of $1,000 and integral multiples of $1,000 in excess of $1,000.

     Registered notes initially will be represented by one or more registered notes in registered, global form without interest coupons (collectively, the “Global Notes”). The Global Notes will be deposited upon issuance with the trustee as custodian for The Depository Trust Company (“DTC”), in New York, New York, and registered in the name of DTC or its nominee, in each case, for credit to an account of a direct or indirect participant in DTC as described below.

     Except as set forth below, the Global Notes may be transferred, in whole and not in part, only to another nominee of DTC or to a successor of DTC or its nominee. Beneficial interests in the Global Notes may not be exchanged for definitive registered notes in registered certificated form (“Certificated Notes”) except in the limited circumstances described below. See “—Exchange of Global Notes for Certificated Notes.” Except in the limited circumstances described below, owners of beneficial interests in the Global Notes will not be entitled to receive physical delivery of registered notes in certificated form. In addition, transfers of beneficial interests in the Global Notes will be subject to the applicable rules and procedures of DTC and its direct or indirect participants (including, if applicable, those of Euroclear and Clearstream), which may change from time to time.

Depository Procedures

     The following description of the operations and procedures of DTC, Euroclear and Clearstream are provided solely as a matter of convenience. These operations and procedures are solely within the control of the respective settlement systems and are subject to changes by them. The Company takes no responsibility for these operations and procedures and urges investors to contact the system or their participants directly to discuss these matters.

     DTC has advised the Company that DTC is a limited-purpose trust company created to hold securities for its participating organizations (collectively, the “Participants”) and to facilitate the clearance and settlement of transactions in those securities between the Participants through electronic book-entry changes in accounts of its Participants. The Participants include securities brokers and dealers (including the initial purchasers), banks, trust companies, clearing corporations and certain other organizations. Access to DTC’s system is also available to other entities such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a Participant, either directly or indirectly (collectively, the “Indirect Participants”). Persons who are not Participants may beneficially own securities held by or on behalf of DTC only through the Participants or the Indirect Participants. The ownership interests in, and transfers of ownership interests in, each security held by or on behalf of DTC are recorded on the records of the Participants and Indirect Participants.

     Except as described below, owners of interests in the Global Notes will not have registered notes registered in their names, will not receive physical delivery of registered notes in certificated form and will not be considered the registered owners or “holders” thereof under the indenture for any purpose.

     Payments in respect of the principal of, and interest and premium, if any, and Liquidated Damages, if any, on, a Global Note registered in the name of DTC or its nominee will be payable to DTC in its capacity as the registered holder under the indenture. Under the terms of the indenture, the Company and the trustee will treat the Persons in whose names the registered notes, including the Global Notes, are registered as the owners of the registered notes for the purpose of receiving payments and for all other purposes. Consequently, neither the Company, the trustee nor any agent of the Company or the trustee has or will have any responsibility or liability for:

          (1) any aspect of DTC’s records or any Participant’s or Indirect Participant’s records relating to or payments made on account of beneficial ownership interest in the Global Notes or for maintaining, supervising or reviewing any of DTC’s records or any Participant’s or Indirect Participant’s records relating to the beneficial ownership interests in the Global Notes; or

          (2) any other matter relating to the actions and practices of DTC or any of its Participants or Indirect Participants.

     DTC has advised the Company that its current practice, upon receipt of any payment in respect of securities such as the registered notes (including principal and interest), is to credit the accounts of the relevant Participants with the payment on the payment date unless DTC has reason to believe that it will not receive payment on such payment date. Each relevant Participant is credited with an amount proportionate to its beneficial ownership of an interest in the principal amount of the relevant security as shown on the records of DTC. Payments by the Participants and the Indirect Participants to the beneficial owners of registered notes will be governed by standing instructions and customary practices and will be the responsibility of the Participants or the Indirect Participants and will not be the responsibility of DTC, the trustee or the Company. Neither the Company nor the trustee will be liable for any delay by DTC or any of the Participants or the Indirect Participants in identifying the beneficial owners of the registered notes, and the Company and the trustee may conclusively rely on and will be protected in relying on instructions from DTC or its nominee for all purposes.

     Transfers between the Participants will be effected in accordance with DTC’s procedures, and will be settled in same-day funds, and transfers between participants in Euroclear and Clearstream will be effected in accordance with their respective rules and operating procedures.

     Cross-market transfers between the Participants, on the one hand, and Euroclear or Clearstream participants, on the other hand, will be effected through DTC in accordance with DTC’s rules on behalf of Euroclear or Clearstream, as the case may be, by their respective depositaries; however, such cross-market transactions will require delivery of instructions to Euroclear or Clearstream, as the case may be, by the counterparty in such system in accordance with the rules and procedures and within the established deadlines (Brussels time) of such system. Euroclear or Clearstream, as the case may be, will, if the transaction meets its settlement requirements, deliver instructions to its respective depositary to take action to effect final settlement on its behalf by delivering or receiving interests in the relevant Global Note in DTC, and making or receiving payment in accordance with normal procedures for same-day funds settlement applicable to DTC. Euroclear participants and Clearstream participants may not deliver instructions directly to the depositories for Euroclear or Clearstream.

     DTC has advised the Company that it will take any action permitted to be taken by a holder of registered notes only at the direction of one or more Participants to whose account DTC has credited the interests in the Global Notes and only in respect of such portion of the aggregate principal amount of the registered notes as to which such Participant or Participants has or have given such direction. However, if there is an Event of Default under the registered notes, DTC reserves the right to exchange the Global Notes for legended registered notes in certificated form, and to distribute such registered notes to its Participants.

     Although DTC, Euroclear and Clearstream have agreed to the foregoing procedures to facilitate transfers of interests among participants in DTC, Euroclear and Clearstream, they are under no obligation to perform or to continue to perform such procedures, and may discontinue such procedures at any time. None of the Company, the trustee and any of their respective agents will have any responsibility for the performance by DTC, Euroclear or Clearstream or their respective participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

Exchange of Global Notes for Certificated Notes

     A Global Note is exchangeable for Certificated Notes if:

          (1) DTC (a) notifies the Company that it is unwilling or unable to continue as depositary for the Global Notes or (b) has ceased to be a clearing agency registered under the Exchange Act and, in either case, the Company fails to appoint a successor depositary;

          (2) the Company, at its option, notifies the trustee in writing that it elects to cause the issuance of the Certificated Notes; or

          (3) there has occurred and is continuing a Default or Event of Default with respect to the registered notes.

     In addition, beneficial interests in a Global Note may be exchanged for Certificated Notes upon prior written notice given to the trustee by or on behalf of DTC in accordance with the indenture. In all cases, Certificated Notes delivered in exchange for any Global Note or beneficial interests in Global Notes will be registered in the names, and issued in any approved denominations, requested by or on behalf of the depositary (in accordance with its customary procedures).

Exchange of Certificated Notes for Global Notes

     Certificated Notes may not be exchanged for beneficial interests in any Global Note unless the transferor first delivers to the trustee a written certificate (in the form provided in the indenture) to the effect that such transfer will comply with the appropriate transfer restrictions applicable to such notes. See “Notice to Investors.”

Same Day Settlement and Payment

     The Company will make payments in respect of the registered notes represented by the Global Notes (including principal, premium, if any, interest and Liquidated Damages, if any) by wire transfer of immediately available funds to the accounts specified by DTC or its nominee. The Company will make all payments of principal, interest and premium, if any, and Liquidated Damages, if any, with respect to Certificated Notes by wire transfer of immediately available funds to the accounts specified by the holders of the Certificated Notes or, if no such account is specified, by mailing a check to each such holder’s registered address.

     Because of time zone differences, the securities account of a Euroclear or Clearstream participant purchasing an interest in a Global Note from a Participant will be credited, and any such crediting will be reported to the relevant Euroclear or Clearstream participant, during the securities settlement processing day (which must be a business day for Euroclear and Clearstream) immediately following the settlement date of DTC. DTC has advised the Company that cash received in Euroclear or Clearstream as a result of sales of interests in a Global Note by or through a Euroclear or Clearstream participant to a Participant will be received with value on the settlement date of DTC but will be available in the relevant Euroclear or Clearstream cash account only as of the business day for Euroclear or Clearstream following DTC’s settlement date.

Certain Definitions

     Set forth below are certain defined terms used in the indenture. Reference is made to the indenture for a full disclosure of all defined terms used therein, as well as any other capitalized terms used herein for which no definition is provided.

     “Acquired Debt” means, with respect to any specified Person:

     (1) Indebtedness of any other Person existing at the time such other Person is merged with or into or became a Subsidiary of such specified Person, whether or not such Indebtedness is incurred in connection with, or in contemplation of, such other Person merging with or into, or becoming a Restricted Subsidiary of, such specified Person; and

     (2) Indebtedness secured by a Lien encumbering any asset acquired by such specified Person.

     “Affiliate” of any specified Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For purposes of this definition, “control,” as used with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of voting securities, by agreement or otherwise; provided that beneficial ownership of 10% or more of the Voting Stock of a Person will be deemed to be control. For purposes of this definition, the terms “controlling,” “controlled by” and “under common control with” have correlative meanings.

     “Annualized Consolidated Cash Flow” means, with respect to any specified Person, two times the Consolidated Cash Flow of such Person for the most recently ended two-quarter period for which internal financial statements are available.

     “Asset Sale” means:

     (1) the sale, lease, conveyance or other disposition of any assets or rights; provided that the sale, lease, conveyance or other disposition of all or substantially all of the assets of the Company and its Restricted Subsidiaries taken as a whole will be governed by the provisions of the indenture described above under the caption “— Repurchase at the Option of Holders — Change of Control” and/or the provisions described above under the caption “— Certain Covenants — Merger, Consolidation or Sale of Assets” and not by the provisions of the Asset Sale covenant; and

     (2) the issuance of Equity Interests in any of the Company’s Restricted Subsidiaries or the sale of Equity Interests in any of its Subsidiaries.

     Notwithstanding the preceding, none of the following items will be deemed to be an Asset Sale:

     (1) any single transaction or series of related transactions that involves assets having a Fair Market Value of less than $2.0 million;

     (2) a disposition of assets between or among the Company and its Restricted Subsidiaries;

     (3) an issuance of Equity Interests by a Restricted Subsidiary of the Company to the Company or to a Restricted Subsidiary of the Company;

     (4) the disposition of assets in the ordinary course of business, including any disposition of damaged, worn-out or obsolete assets in the ordinary course of business;

     (5) the sale or other disposition of cash or Cash Equivalents;

     (6) a Restricted Payment that does not violate the covenant described above under the caption “— Certain Covenants — Restricted Payments” or a Permitted Investment;

     (7) the sale of the Company’s assets in the NTELOS Service Area (as defined in the Plan of Reorganization) as contemplated by the Reorganization; and

     (8) the grant or enforcement of Liens.

     “Beneficial Owner” has the meaning assigned to such term in Rule 13d-3 and Rule 13d-5 under the Exchange Act, except that in calculating the beneficial ownership of any particular “person” (as that term is used in Section 13(d)(3) of the Exchange Act), such “person” will be deemed to have beneficial ownership of all securities that such “person” has the right to acquire by conversion or exercise of other securities, whether such right is currently exercisable or is exercisable only after the passage of time. The terms “Beneficially Owns” and “Beneficially Owned” have a corresponding meaning.

     “Board of Directors” means:

     (1) with respect to a corporation, the board of directors of the corporation or any committee thereof duly authorized to act on behalf of such board;

     (2) with respect to a partnership, the Board of Directors of the general partner of the partnership;

     (3) with respect to a limited liability company, the managing member or members or any controlling committee of managing members thereof; and

     (4) with respect to any other Person, the board or committee of such Person serving a similar function.

     “Capital Lease Obligation” means, at the time any determination is to be made, the amount of the liability in respect of a capital lease that would at that time be required to be capitalized on a balance sheet prepared in accordance with GAAP, and the Stated Maturity thereof shall be the date of the last payment of rent or any other amount due under such lease prior to the first date upon which such lease may be prepaid by the lessee without payment of a penalty.

     “Capital Stock” means:

     (1) in the case of a corporation, corporate stock;

     (2) in the case of an association or business entity, any and all shares, interests, participations, rights or other equivalents (however designated) of corporate stock;

     (3) in the case of a partnership or limited liability company, partnership interests (whether general or limited) or membership interests; and

     (4) any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distributions of assets of, the issuing Person, but excluding from all of the foregoing any debt securities convertible into Capital Stock, whether or not such debt securities include any right of participation with Capital Stock.

     “Cash Equivalents” means:

     (1) United States dollars;

     (2) securities issued or directly and fully guaranteed or insured by the United States government or any agency or instrumentality of the United States government (provided that the full faith and credit of the United States is pledged in support of those securities) having maturities of not more than six months from the date of acquisition;

     (3) certificates of deposit and eurodollar time deposits with maturities of six months or less from the date of acquisition, bankers’ acceptances with maturities not exceeding six months and overnight bank deposits, in each case, with any domestic commercial bank having capital and surplus in excess of $500.0 million and a Thomson Bank Watch Rating of “B” or better;

     (4) repurchase obligations with a term of not more than seven days for underlying securities of the types described in clauses (2) and (3) above entered into with any financial institution meeting the qualifications specified in clause (3) above;

     (5) commercial paper having one of the two highest ratings obtainable from Moody’s Investors Service, Inc. or Standard & Poor’s Rating Services and, in each case, maturing within nine months after the date of acquisition; and

     (6) money market funds at least 95% of the assets of which constitute Cash Equivalents of the kinds described in clauses (1) through (5) of this definition.

     “Change of Control” means the occurrence of any of the following events:

     (1) the direct or indirect sale, transfer, conveyance or other disposition (other than by way of merger or consolidation), in one or a series of related transactions, of all or substantially all of the properties or assets of the Company and its Subsidiaries taken as a whole to any “person” (as that term is used in Section 13(d) of the Exchange Act) other than a Permitted Holder;

     (2) the adoption of a plan relating to the liquidation or dissolution of the Company;

     (3) the consummation of any transaction (including, without limitation, any merger or consolidation) the result of which is that any “person” (as defined above) (other than a Permitted Holder or any entity formed for the purpose of owning the Capital Stock of the Company) becomes the Beneficial Owner, directly or indirectly, of more than 50% of the Voting Stock of the Company, measured by voting power rather than number of shares; or

     (4) the first day on which a majority of the members of the Board of Directors of the Company are not Continuing Directors.

     “Clearstream” means Clearstream Banking, S.A.

     “Consolidated Cash Flow” means, with respect to any specified Person for any period, the Consolidated Net Income of such Person for such period plus, without duplication:

     (1) provision for taxes based on income or profits of such Person and its Restricted Subsidiaries for such period, to the extent that such provision for taxes was deducted in computing such Consolidated Net Income; plus

     (2) the Consolidated Interest Expense of such Person and its Restricted Subsidiaries for such period, to the extent that such Consolidated Interest Expense was deducted in computing such Consolidated Net Income; plus

     (3) depreciation, amortization (including amortization of intangibles but excluding amortization of prepaid cash expenses that were paid in a prior period) and other non-cash expenses (excluding any such non-cash expense to the extent that it represents an accrual of or reserve for cash expenses in any future period or amortization of a prepaid cash expense that was paid in a prior period) of such Person and its Restricted Subsidiaries for such period to the extent that such depreciation, amortization and other non-cash expenses were deducted in computing such Consolidated Net Income; plus

     (4) for purposes of the definition of Debt to Cash Flow Ratio, nonrecurring fees or expenses made or incurred in connection with the Reorganization not to exceed $10.0 million; minus

     (5) noncash items increasing such Consolidated Net Income for such period, other than the accrual of revenue in the ordinary course of business,

in each case, on a consolidated basis and determined in accordance with GAAP.

     Notwithstanding the preceding, the provision for taxes based on the income or profits of, and the depreciation and amortization and other non-cash expenses of, a Restricted Subsidiary of the Company will be added to Consolidated Net Income to compute Consolidated Cash Flow of the Company only to the extent that a corresponding amount would be permitted at the date of determination to be dividended to the Company by such Restricted Subsidiary without prior governmental approval (that has not been obtained), and without direct or indirect restriction pursuant to the terms of its charter and all agreements, instruments, judgments, decrees, orders, statutes, rules and governmental regulations applicable to that Restricted Subsidiary or its stockholders.

     “Consolidated Indebtedness” means, with respect to any specified Person as of any date of determination, the sum, without duplication, of:

     (1) the total amount of Indebtedness of such Person and its Restricted Subsidiaries; plus

     (2) the total amount of Indebtedness of any other Person, to the extent that such Indebtedness has been Guaranteed by the referenced Person or one or more of its Restricted Subsidiaries; plus

     (3) the aggregate liquidation value of all Disqualified Stock of such Person and any of its Restricted Subsidiaries that have Guaranteed the Indebtedness of such Person and all preferred stock of the Restricted Subsidiaries of such Person, in each case, on a consolidated basis and determined in accordance with GAAP, but excluding in each case Hedging Obligations.

     “Consolidated Interest Expense” means, with respect to any specified Person for any period, the sum, without duplication, of:

     (1) the consolidated interest expense of such Person and its Restricted Subsidiaries for such period, whether paid or accrued, including, without limitation, amortization of debt issuance costs and original issue discount, non-cash interest payments, the interest component of any deferred payment obligations, the interest component of all payments associated with Capital Lease Obligations, commissions, discounts and other fees and charges incurred in respect of letter of credit or bankers’ acceptance financings, and net of the effect of all payments made or received pursuant to Hedging Obligations in respect of interest rates; plus

     (2) the consolidated interest expense of such Person and its Restricted Subsidiaries that was capitalized during such period; plus

     (3) any interest expense on Indebtedness of another Person that is Guaranteed by such Person or one of its Restricted Subsidiaries or secured by a Lien on assets of such Person or one of its Restricted Subsidiaries, whether or not such Guarantee or Lien is called upon; plus

     (4) the product of (a) all dividends, whether paid or accrued and whether or not in cash, on any series of preferred stock of such Person or any of its Restricted Subsidiaries, other than dividends on Equity Interests payable solely in Equity Interests of the Company (other than Disqualified Stock) or to the Company or a Restricted Subsidiary of the Company, times (b) a fraction, the numerator of which is one and the denominator of which is one minus the then current combined federal, state and local statutory tax rate of such Person, expressed as a decimal, in each case, on a consolidated basis and in accordance with GAAP.

     “Consolidated Net Income” means, with respect to any specified Person for any period, the aggregate of the Net Income of such Person and its Restricted Subsidiaries for such period, on a consolidated basis, determined in accordance with GAAP; provided that:

     (1) the Net Income or loss of any Person that is not a Restricted Subsidiary or that is accounted for by the equity method of accounting will be included only to the extent of the amount of dividends or similar distributions paid in cash to the specified Person or a Restricted Subsidiary of the Person;

     (2) the Net Income of any Restricted Subsidiary will be excluded to the extent that the declaration or payment of dividends or similar distributions by that Restricted Subsidiary of that Net Income is not at the date of determination permitted without any prior governmental approval (that has not been obtained) or, directly or indirectly, by operation of the terms of its charter or any agreement, instrument, judgment, decree, order, statute, rule or governmental regulation applicable to that Restricted Subsidiary or its stockholders;

     (3) the cumulative effect of a change in accounting principles will be excluded; and

     (4) notwithstanding clause (1) above, the Net Income of any Unrestricted Subsidiary will be excluded, whether or not distributed to the specified Person or one of its Subsidiaries.

     “Continuing Directors” means, as of any date of determination, any member of the Board of Directors of the Company who:

     (1) was a member of such Board of Directors on the date of the indenture; or

     (2) was nominated for election or elected to such Board of Directors with the approval of a majority of the Continuing Directors who were members of such Board of Directors at the time of such nomination or election.

     “Debt to Cash Flow Ratio” means, with respect to any specified Person as of any date of determination, the ratio of (a) the Consolidated Indebtedness of such Person as of such date to (b) the Annualized Consolidated Cash Flow of such Person for the two most recent full fiscal quarters for which internal financial statements are available prior to such date of determination, determined on a pro forma basis after giving effect to all acquisitions or dispositions of assets and incurrences or repayments of indebtedness (other than working capital loans) made by such Person and its Restricted Subsidiaries from the beginning of such two-quarter period through and including such date of determination as if such acquisitions, dispositions, incurrences and repayments had occurred at the beginning of such two-quarter period.

     In addition, for purposes of calculating the Debt to Cash Flow Ratio:

     (1) acquisitions that have been made by the specified Person or any of its Restricted Subsidiaries, including through mergers or consolidations, or any Person or any of its Restricted Subsidiaries acquired by the specified Person or any of its Restricted Subsidiaries, and including increases in ownership of Restricted Subsidiaries, during the two-quarter reference period or subsequent to such reference period and on or prior to the date on which the event for which the calculation of the Debt to Cash Flow Ratio is made (the “Calculation Date”) will be given pro forma effect (determined in good faith on a reasonable basis in accordance with Regulation S-X under the Securities Act by a responsible financial or accounting officer of the specified person) as if they had occurred on the first day of the two-quarter reference period;

     (2) the Consolidated Cash Flow attributable to discontinued operations, as determined in accordance with GAAP, and operations or businesses (and ownership interests therein) disposed of prior to the Calculation Date, will be excluded;

     (3) any Person that is a Restricted Subsidiary on the Calculation Date will be deemed to have been a Restricted Subsidiary at all times during such two-quarter period;

     (4) any Person that is not a Restricted Subsidiary on the Calculation Date will be deemed not to have been a Restricted Subsidiary at any time during such two-quarter period; and

     (5) if the reference date for the Calculation Date includes either of the quarters ended March 31, 2004 or June 30, 2004, the Debt to Consolidated Cash Flow Ratio will be calculated on the same basis as Adjusted EBITDA included in the Offering Circular.

     “Default” means any event that is, or with the passage of time or the giving of notice or both would be, an Event of Default.

     “Disqualified Stock” means any Capital Stock that, by its terms (or by the terms of any security into which it is convertible, or for which it is exchangeable, in each case, at the option of the holder of the Capital Stock), or upon the happening of any event, matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, or redeemable at the option of the holder of the Capital Stock, in whole or in part, on or prior to the date that is 91 days after the date on which the notes mature. Notwithstanding the preceding sentence, any Capital Stock that would constitute Disqualified Stock solely because the holders of the Capital Stock have the right to require the Company to repurchase such Capital Stock upon the occurrence of a change of control or an asset sale will not constitute Disqualified Stock if the terms of such Capital Stock provide that the Company may not repurchase or redeem any such Capital Stock pursuant to such provisions unless such repurchase or redemption complies with the covenant described above under the caption “— Certain Covenants — Restricted Payments.” The amount of Disqualified Stock deemed to be outstanding at any time for purposes of the indenture will be the maximum amount that the Company and its Restricted Subsidiaries may become obligated to pay upon the maturity of, or pursuant to any mandatory redemption provisions of, such Disqualified Stock, exclusive of accrued dividends.

     “Domestic Restricted Subsidiary” means any Restricted Subsidiary of the Company that was formed under the laws of the United States or any state of the United States or the District of Columbia or that guarantees or otherwise provides direct credit support for any Indebtedness of the Company.

     “Equity Interests” means Capital Stock and all warrants, options or other rights to acquire Capital Stock (but excluding any debt security that is convertible into, or exchangeable for, Capital Stock).

     “Escrow Agreement” means the Escrow Agreement, dated as of July 19, 2004, among Horizon PCS Escrow Company, Horizon PCS, Inc., U.S. Bank National Association, as trustee under the indenture, and U.S. Bank National Association, as escrow agent, as such may be amended from time to time.

     “Existing Indebtedness” means Indebtedness of the Company and its Subsidiaries in existence on the date of the indenture, until such amounts are repaid.

     “Fair Market Value” means the value that would be paid by a willing buyer to an unaffiliated willing seller in a transaction not involving distress or necessity of either party, determined in good faith by the Board of Directors of the Company (unless otherwise provided in the indenture).

     “GAAP” means generally accepted accounting principles set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as have been approved by a significant segment of the accounting profession, which are in effect on the date of the indenture.

     “Government Securities” means direct obligations of, or obligations guaranteed by, the United States of America, and the payment for which the United States pledges its full faith and credit.

     “guarantee” means a guarantee other than by endorsement of negotiable instruments for collection in the ordinary course of business, direct or indirect, in any manner including, without limitation, by way of a pledge of assets or through letters of credit or reimbursement agreements in respect thereof, of all or any part of any Indebtedness (whether arising by virtue of partnership arrangements, or by agreements to keep-well, to purchase assets, goods, securities or services, to take or pay or to maintain financial statement conditions or otherwise).

     “Guarantee” means a guarantee of the notes by a Guarantor in accordance with the indenture.

     “Guarantor” means, after the Merger Date, each of:

     (1) Horizon Personal Communications, Inc. and Bright Personal Communications Services, LLC; and

     (2) any Subsidiary of the Company that executes a Guarantee in accordance with the provisions of the indenture,

and their respective successors and assigns, in each case, until the Guarantee of such Person has been released in accordance with the provisions of the indenture.

     “Hedging Obligations” means, with respect to any specified Person, the obligations of such Person under:

     (1) interest rate swap agreements (whether from fixed to floating or from floating to fixed), interest rate cap agreements and interest rate collar agreements;

     (2) other agreements or arrangements designed to manage interest rates or interest rate risk; and

     (3) other agreements or arrangements designed to protect such Person against fluctuations in currency exchange rates or commodity prices.

     “Immaterial Subsidiary” means, as of any date, any Restricted Subsidiary whose total assets, as of that date, are less than $100,000 and whose total revenues for the most recent 12-month period do not exceed $100,000; provided that a Restricted Subsidiary will not be considered to be an Immaterial Subsidiary if it, directly or indirectly, guarantees or otherwise provides direct credit support for any Indebtedness of the Company.

     “Indebtedness” means, with respect to any specified Person, any indebtedness of such Person (excluding accrued expenses and trade payables), whether or not contingent:

     (1) in respect of borrowed money;

     (2) evidenced by bonds, notes, debentures or similar instruments or letters of credit (or reimbursement agreements in respect thereof);

     (3) in respect of banker’s acceptances;

     (4) representing Capital Lease Obligations;

     (5) representing the balance deferred and unpaid of the purchase price of any property or services due more than six months after such property is acquired or such services are completed; or

     (6) representing any Hedging Obligations,

if and to the extent any of the preceding items (other than letters of credit and Hedging Obligations) would appear as a liability upon a balance sheet of the specified Person prepared in accordance with GAAP. In addition, the term “Indebtedness” includes all Indebtedness of others secured by a Lien on any asset of the specified Person (whether or not such Indebtedness is assumed by the specified Person) and, to the extent not otherwise included, the Guarantee by the specified Person of any Indebtedness of any other Person.

     “Investments” means, with respect to any Person, all direct or indirect investments by such Person in other Persons (including Affiliates) in the forms of loans (including the Guarantees or other obligations), advances or capital contributions (excluding commission, payroll, travel and similar advances to officers and employees made in the ordinary course of business), purchases or other acquisitions for consideration of Indebtedness, Equity Interests or other securities, together with all items that are or would be classified as investments on a balance sheet prepared in accordance with GAAP. If the Company or any Restricted Subsidiary of the Company sells or otherwise disposes of any Equity Interests of any direct or indirect Restricted Subsidiary of the Company such that, after giving effect to any such sale or disposition, such Person is no longer a Restricted Subsidiary of the Company, the Company will be deemed to have made an Investment on the date of any such sale or disposition equal to the Fair Market Value of the Company’s Investments in such Restricted Subsidiary that were not sold or disposed of in an amount determined as provided in the final paragraph of the covenant described above under the caption “— Certain Covenants — Restricted Payments.” The acquisition by the Company or any Restricted Subsidiary of the Company of a Person that holds an Investment in a third Person will be deemed to be an Investment by the Company or such Restricted Subsidiary in such third Person in an amount equal to the Fair Market Value of the Investments held by the acquired Person in such third Person in an amount determined as provided in the final paragraph of the covenant described above under the caption “— Certain Covenants — Restricted Payments.” Except as otherwise provided in the indenture, the amount of an Investment will be determined at the time the Investment is made and without giving effect to subsequent changes in value.

     “Issue Date” means July 19, 2004.

     “Lien” means, with respect to any asset, any mortgage, lien, pledge, charge, security interest or encumbrance of any kind in respect of such asset, whether or not filed, recorded or otherwise perfected under applicable law, including any conditional sale or other title retention agreement, any lease in the nature thereof, any option or other agreement to sell or give a security interest in and any filing of or agreement to give any financing statement under the Uniform Commercial Code (or equivalent statutes) of any jurisdiction.

     “Liquidated Damages” means all liquidated damages then owing pursuant to the registration rights agreement.

     “Mergers” means the merger of Horizon PCS Escrow Company with and into Horizon PCS Escrow Holding Company and the merger of Horizon PCS Escrow Holding Company with and into Horizon PCS, Inc. in connection with the confirmation of Horizon PCS, Inc.’s Plan of Reorganization.

     “Merger Date” means the date and time of the Mergers.

     “Net Income” means, with respect to any specified Person, the net income (loss) of such Person, determined in accordance with GAAP and before any reduction in respect of preferred stock dividends, excluding, however:

     (1) any gain or loss, together with any related provision for taxes on such gain or loss, realized in connection with: (a) any Asset Sale; or (b) the disposition of any securities by such Person or any of its Restricted Subsidiaries or the extinguishment of any Indebtedness of such Person or any of its Restricted Subsidiaries; and

     (2) any extraordinary gain or loss, together with any related provision for taxes on such extraordinary gain or loss.

     “Net Proceeds” means the aggregate cash proceeds received by the Company or any of its Restricted Subsidiaries in respect of any Asset Sale (including, without limitation, any cash received upon the sale or other disposition of any non-cash consideration received in any Asset Sale), net of the direct costs relating to such Asset Sale, including, without limitation, legal, accounting and investment banking fees, and sales commissions, and any relocation expenses incurred as a result of the Asset Sale, taxes paid or payable as a result of the Asset Sale, in each case, after taking into account any available tax credits or deductions and any tax sharing arrangements, and amounts required to be applied to the repayment of Indebtedness (other than revolving Indebtedness incurred pursuant to clause (1) of the definition of “Permitted Debt” where the related commitments are not permanently reduced) secured by a Lien on the asset or assets that were the subject of such Asset Sale and any reserve for adjustment in respect of the sale price of such asset or assets established in accordance with GAAP, including, without limitation, pension and other post-employment benefit liabilities, liabilities related to environmental matters and liabilities under any indemnification obligations associated with such Asset Sale.

     “Non-Recourse Debt” means Indebtedness:

     (1) as to which neither the Company nor any of its Restricted Subsidiaries, except to the extent permitted by the covenant entitled “Restricted Payments” (a) provides credit support of any kind (including any undertaking, agreement or instrument that would constitute Indebtedness), (b) is directly or indirectly liable as a guarantor or otherwise, or (c) constitutes the lender; and

     (2) no default with respect to which (including any rights that the holders of the Indebtedness may have to take enforcement action against an Unrestricted Subsidiary) would permit upon notice, lapse of time or both any holder of any other Indebtedness of the Company or any of its Restricted Subsidiaries to declare a default on such other Indebtedness or cause the payment of the Indebtedness to be accelerated or payable prior to its Stated Maturity.

     “Obligations” means any principal, interest, penalties, fees, indemnifications, reimbursements, damages and other liabilities payable under the documentation governing any Indebtedness.

     “Offering Circular” means the offering circular of the Company, dated July 8, 2004, relating to the offer and sale of the notes.

     “Permitted Business” means the delivery or distribution of telecommunications, voice, data or video services, or any business or activity reasonably related or ancillary thereto.

     “Permitted Holder” means

     (1) Sprint Corporation and its Affiliates;

     (2) any Sprint PCS Affiliate and its Affiliates; and

     (3) Apollo Management VI, L.P. and its Affiliates (other than its portfolio companies).

     “Permitted Investments” means:

     (1) any Investment in the Company or in a Restricted Subsidiary of the Company;

     (2) any Investment in Cash Equivalents;

     (3) any Investment by the Company or any Restricted Subsidiary of the Company in a Person, if in connection with or as a result of such Investment:

     (a) such Person becomes a Restricted Subsidiary of the Company; or

     (b) such Person is merged, consolidated or amalgamated with or into, or transfers or conveys substantially all of its assets to, or is liquidated into, the Company or a Restricted Subsidiary of the Company;

     (4) any Investment made as a result of the receipt of non-cash consideration from an Asset Sale that was made pursuant to and in compliance with the covenant described above under the caption “— Repurchase at the Option of Holders — Asset Sales”;

     (5) any acquisition of assets or Capital Stock solely in exchange for the issuance of Equity Interests (other than Disqualified Stock) of the Company;

     (6) any Investments received in compromise or resolution of (A) obligations of trade creditors or customers that were incurred in the ordinary course of business of the Company or any of its Restricted Subsidiaries, including pursuant to any Plan of Reorganization or similar arrangement upon the bankruptcy or insolvency of any trade creditor or customer; or (B) litigation, arbitration or other disputes with Persons who are not Affiliates of the Company;

     (7) Investments represented by Hedging Obligations;

     (8) Investments in prepaid expenses, negotiable instruments held for collection, and lease, utility and workers’ compensation, performance and other similar deposits;

     (9) loans or advances to employees made in the ordinary course of business of the Company or the Restricted Subsidiary of the Company in an aggregate principal amount not to exceed $1.0 million at any one time outstanding;

     (10) receivables owing to the Company or a Restricted Subsidiary in the ordinary course of business;

     (11) Investments existing on the Issue Date and any Investments made with the proceeds of dispositions thereof; and

     (12) repurchases of the notes.

     “Permitted Liens” means:

     (1) Liens on assets of the Company or any of its Restricted Subsidiaries securing Indebtedness incurred pursuant to clause (1) of the second paragraph of the covenant entitled “—Certain Covenants — Incurrence of Indebtedness and Issuance of Preferred Stock”;

     (2) Liens in favor of the Company or the Guarantors;

     (3) Liens on property of a Person existing at the time such Person is merged with or into or consolidated with the Company or any Subsidiary of the Company; provided that such Liens were in existence prior to the contemplation of such merger or consolidation and do not extend to any assets other than those of the Person merged into or consolidated with the Company or the Subsidiary;

     (4) Liens on property (including Capital Stock) existing at the time of acquisition of the property by the Company or any Subsidiary of the Company; provided that such Liens were in existence prior to, such acquisition, and not incurred in contemplation of, such acquisition;

     (5) Liens to secure the performance of statutory obligations, surety or appeal bonds, performance bonds or other obligations of a like nature incurred in the ordinary course of business;

     (6) Liens to secure Indebtedness (including Capital Lease Obligations) permitted by clause (4) of the second paragraph of the covenant entitled “— Certain Covenants — Incurrence of Indebtedness and Issuance of Preferred Stock” covering only the assets acquired with or financed by such Indebtedness;

     (7) Liens existing on the date of the indenture;

     (8) Liens for taxes, assessments or governmental charges or claims that are not yet delinquent or that are being contested in good faith by appropriate proceedings promptly instituted and diligently concluded; provided that any reserve or other appropriate provision as is required in conformity with GAAP has been made therefor;

     (9) Liens imposed by law, such as carriers’, warehousemen’s, landlord’s and mechanics’ Liens, in each case, incurred in the ordinary course of business;

     (10) survey exceptions, easements or reservations of, or rights of others for, licenses, rights-of-way, sewers, electric lines, telegraph and telephone lines and other similar purposes, or zoning or other restrictions as to the use of real property that were not incurred in connection with Indebtedness and that do not in the aggregate materially adversely affect the value of said properties or materially impair their use in the operation of the business of such Person;

     (11) Liens, other than Liens securing Indebtedness for money borrowed, that may arise under the Company’s management and services agreements with Sprint Spectrum L.P. and its Affiliates;

     (12) Liens for security for payment of workers’ compensation or other insurance or arising under workers’ compensation laws or similar legislation;

     (13) Liens with respect to leasehold interests, mortgages, obligations, liens and other encumbrances incurred, created, assumed or permitted to exist and arising by, through or under a landlord or owner of the leased property, with or without the consent of the lessee, none of which materially impairs the use of any parcel of property material to the business of the Company and its Restricted Subsidiaries, taken as a whole, or the value of such property for the purpose of such business;

     (14) Liens arising from leases, subleases, licenses or other similar rights that do not interfere with the ordinary course of the business of the Company and its Restricted Subsidiaries;

     (15) Liens securing reimbursement obligations with respect to letters of credit that encumber documents and other property relating to such letters of credit;

     (16) Liens created for the benefit of (or to secure) the notes (or the Guarantees);

     (17) Liens from judgments not constituting an Event of Default;

     (18) Liens in favor of the Trustee for its own benefit and similar Liens in favor of other trustees;

     (19) setoff, chargeback and rights of depositary and collection banks;

     (20) Liens arising from the deposit of funds to defease Indebtedness;

     (21) Liens securing indemnities, purchase price adjustments, holdbacks or contingent payment obligations based on the performance of acquired or disposed of assets or similar obligations related to the acquisition or disposition of assets; and

     (22) Liens to secure any Permitted Refinancing Indebtedness permitted to be incurred under the indenture; provided, however, that:

     (a) the new Lien shall be limited to all or part of the same property and assets that secured or, under the written agreements pursuant to which the original Lien arose, could secure the original Lien (plus improvements and accessions to, such property or proceeds or distributions thereof); and

     (b) the Indebtedness secured by the new Lien is not increased to any amount greater than the sum of (x) the outstanding principal amount, or, if greater, committed amount, of the Permitted Refinancing Indebtedness plus interest thereon and (y) an amount necessary to pay any fees and expenses, including premiums, related to such renewal, refunding, refinancing, replacement, defeasance or discharge.

     In each case set forth above, notwithstanding any stated limitation on the assets that may be subject to such Lien, a Permitted Lien on a specified asset or group or type of assets may include Liens on all improvements, additions and accessions thereto and all products and proceeds thereof (including, without limitation, dividends, distributions and increases in respect thereof).

     “Permitted Refinancing Indebtedness” means any Indebtedness of the Company or any of its Restricted Subsidiaries issued in exchange for, or the net proceeds of which are used to extend, renew, refund, refinance, replace, defease or discharge other Indebtedness of the Company or any of its Restricted Subsidiaries (other than intercompany Indebtedness); provided that:

     (1) the principal amount (or accreted value, if applicable) of such Permitted Refinancing Indebtedness does not exceed the principal amount (or accreted value, if applicable) of the Indebtedness extended, renewed, refunded, refinanced, replaced, defeased or discharged (plus all accrued interest on the Indebtedness and the amount of all fees and expenses, including premiums, incurred in connection therewith);

     (2) such Permitted Refinancing Indebtedness has a final maturity date later than the final maturity date of, and has a Weighted Average Life to Maturity equal to or greater than the Weighted Average Life to Maturity of, the Indebtedness being extended, renewed, refunded, refinanced, replaced, defeased or discharged;

     (3) if the Indebtedness being extended, renewed, refunded, refinanced, replaced, defeased or discharged is subordinated in right of payment to the notes, such Permitted Refinancing Indebtedness is subordinated in right of payment to, the notes on terms at least as favorable to the holders of notes as those contained in the documentation governing the Indebtedness being extended, renewed, refunded, refinanced, replaced, defeased or discharged; and

     (4) such Indebtedness is incurred either by the Company or by the Restricted Subsidiary who is the obligor on the Indebtedness being extended, renewed, refunded, refinanced, replaced, defeased or discharged.

     “Person” means any individual, corporation, partnership, joint venture, association, joint-stock company, trust, unincorporated organization, limited liability company or government or other entity.

     “Plan of Reorganization” means the Plan of Reorganization originally filed by Horizon PCS, Inc. on June 27, 2004 under Chapter 11 of the Bankruptcy Code as confirmed by the Bankruptcy Court, as it may be amended in a manner in which the confirmed Plan of Reorganization will be substantially in accordance with the terms described in the Offering Circular.

     “Reorganization” means the transactions contemplated under the Plan of Reorganization as described in the Offering Circular.

     “Restricted Investment” means an Investment other than a Permitted Investment.

     “Restricted Subsidiary” of a Person means any Subsidiary of the referent Person that is not an Unrestricted Subsidiary.

     “Significant Subsidiary” means any Subsidiary that would be a “significant subsidiary” as defined in Article 1, Rule 1-02 of Regulation S-X, promulgated pursuant to the Securities Act, as such Regulation is in effect on the date of the indenture.

     “Sprint PCS Affiliate” means any Person whose sole or predominant business is operating a personal communications services business pursuant to arrangements with Sprint Spectrum L.P. and/or its Affiliates, or their successors, similar to the Company’s management and services agreements with Sprint Spectrum L.P. and its Affiliates.

     “Stated Maturity” means, with respect to any installment of interest or principal on any series of Indebtedness, the date on which the payment of interest or principal was scheduled to be paid in the documentation governing such Indebtedness as of the date of the indenture, and will not include any contingent obligations to repay, redeem or repurchase any such interest or principal prior to the date originally scheduled for the payment thereof.

     “Subsidiary” means, with respect to any specified Person:

     (1) any corporation, association or other business entity of which more than 50% of the total voting power of shares of Capital Stock entitled (without regard to the occurrence of any contingency and after giving effect to any voting agreement or stockholders’ agreement that effectively transfers voting power) to vote in the election of directors, managers or trustees of the corporation, association or other business entity is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person (or a combination thereof); and

     (2) any partnership (a) the sole general partner or the managing general partner of which is such Person or a Subsidiary of such Person or (b) the only general partners of which are that Person or one or more Subsidiaries of that Person (or any combination thereof).

     “Unrestricted Subsidiary” means any Subsidiary of the Company that is designated by the Board of Directors of the Company as an Unrestricted Subsidiary pursuant to a resolution of the Board of Directors, but only to the extent that such Subsidiary:

     (1) has no Indebtedness other than Non-Recourse Debt;

     (2) except as permitted by the covenant described above under the caption “— Certain Covenants — Transactions with Affiliates,” is not party to any agreement, contract, arrangement or understanding with the Company or any Restricted Subsidiary of the Company unless the terms of any such agreement, contract, arrangement or understanding are no less favorable to the Company or such Restricted Subsidiary than those that might be obtained at the time from Persons who are not Affiliates of the Company;

     (3) is a Person with respect to which neither the Company nor any of its Restricted Subsidiaries has any direct or indirect obligation (a) to subscribe for additional Equity Interests or (b) to maintain or preserve such Person’s financial condition or to cause such Person to achieve any specified levels of operating results; and

     (4) has not guaranteed or otherwise directly or indirectly provided credit support for any Indebtedness of the Company or any of its Restricted Subsidiaries.

     “Voting Stock” of any specified Person as of any date means the Capital Stock of such Person that is at the time entitled to vote in the election of the Board of Directors of such Person.

     “Weighted Average Life to Maturity” means, when applied to any Indebtedness at any date, the number of years obtained by dividing:

     (1) the sum of the products obtained by multiplying (a) the amount of each then remaining installment, sinking fund, serial maturity or other required payments of principal, including payment at final maturity, in respect of the Indebtedness, by (b) the number of years (calculated to the nearest one-twelfth) that will elapse between such date and the making of such payment; by

     (2) the then outstanding principal amount of such Indebtedness.

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

     The following discussion is a summary of the material United States federal income tax considerations relevant to the exchange of outstanding notes for registered notes pursuant to the exchange offer and the ownership and disposition of the registered notes, but does not purport to be a complete analysis of all potential tax considerations relating thereto. The discussion is based upon the Internal Revenue Code of 1986, as amended (the “Code”), United States Treasury Regulations issued thereunder, Internal Revenue Service rulings and pronouncements and judicial decisions now in effect, all of which are subject to change at any time. Any such change may be applied retroactively in a manner that could adversely affect a holder of the notes. This discussion does not address all of the United States federal income tax consequences that may be relevant to a holder in light of such holder’s particular circumstances or to holders subject to special rules, such as certain financial institutions, U.S. expatriates, insurance companies, dealers in securities or currencies, traders in securities, holders whose functional currency is not the U.S. dollar, tax-exempt organizations and persons holding the notes as part of a “straddle,” “hedge,” “conversion transaction” or other integrated transaction. Unless otherwise stated, this discussion is limited to persons who purchased outstanding notes pursuant to their original issuance at their “issue price” as defined in the Code and who exchange such outstanding notes for registered notes pursuant to the exchange offer. Moreover, the effect of any applicable state, local or foreign tax laws is not discussed. The discussion deals only with notes held as “capital assets” within the meaning of Section 1221 of the Code.

     We have not sought and will not seek any rulings from the Internal Revenue Service (the “IRS”) with respect to the matters discussed below. There can be no assurance that the IRS will not take a different position concerning the tax consequences of the exchange of outstanding notes for registered notes pursuant to the exchange offer, the ownership or disposition of the registered notes or that any such position would not be sustained. If a partnership or other entity taxable as a partnership holds the notes, the tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. Such partner should consult its tax advisor as to the tax consequences.

     INVESTORS SHOULD CONSULT THEIR OWN TAX ADVISORS WITH REGARD TO THE APPLICATION OF THE TAX CONSEQUENCES DISCUSSED BELOW TO THEIR PARTICULAR SITUATIONS AS WELL AS THE APPLICATION OF ANY STATE, LOCAL, FOREIGN OR OTHER TAX LAWS, INCLUDING GIFT, ESTATE AND INHERITANCE TAX LAWS.

Exchange of Notes

     Your exchange of an outstanding note for a registered note pursuant to the exchange offer will not be a taxable exchange for United States federal income tax purposes. Accordingly, you will not recognize gain or loss on the exchange and you will have the same adjusted basis, holding period, issue price, adjusted issue price, stated redemption price at maturity and accrual periods for a registered note acquired pursuant to the exchange offer as you had in the outstanding note immediately before the exchange.

Ownership and Disposition of Registered Notes

United States Holders

     As used herein, “United States Holder” means a beneficial owner of the notes who or that is:

•	an individual that is a citizen or resident of the United States, including an alien individual who is a lawful permanent resident of the United States or meets the “substantial presence” test under Section 7701(b) of the Code;

•	a corporation or other entity taxable as a corporation created or organized in or under the laws of the United States or political subdivision thereof;

•	an estate, the income of which is subject to United States federal income tax regardless of its source; or

•	a trust, if a United States court can exercise primary supervision over the administration of the trust and one or more “United States persons” (as defined in the Code) can control all substantial trust decisions, or, if the trust was in existence on August 20, 1996 and has elected to continue to be treated as a United States person.

Interest

     Payments of stated interest on the registered notes generally will be taxable to a United States Holder as ordinary income at the time that such payments are received or accrued, in accordance with such United States Holder’s method of accounting for United States federal income tax purposes.

Sale or Other Taxable Disposition of the Registered Notes

     A United States Holder will recognize gain or loss on the sale, exchange, redemption, retirement or other taxable disposition of a registered note equal to the difference between the amount realized upon the disposition (less a portion allocable to any accrued and unpaid interest, which will be taxable as ordinary income if not previously included in such holder’s income) and the United States Holder’s adjusted tax basis in the registered note. A United States Holder’s adjusted basis in a registered note generally will be the United States Holder’s cost therefor. This gain or loss will be a capital gain or loss, and will be a long-term capital gain or loss if the United States Holder’s holding period for the registered note exceeds one year. Otherwise, such gain or loss will be a short-term capital gain or loss.

Backup Withholding

     A United States Holder may be subject to a backup withholding tax (at a current rate of 28%) when such holder receives interest and principal payments on the registered notes or upon the proceeds received upon the sale or other disposition of such notes. Certain holders (including, among others, corporations and certain tax-exempt organizations) are generally not subject to backup withholding. A United States Holder will be subject to this backup withholding tax if such holder is not otherwise exempt and such holder:

•	fails to furnish its taxpayer identification number (“TIN”), which, for an individual, is ordinarily his or her social security number;

•	furnishes an incorrect TIN;

•	is notified by the IRS that it has failed to properly report payments of interest or dividends; or

•	fails to certify, under penalties of perjury, that it has furnished a correct TIN and that the IRS has not notified the United States Holder that it is subject to backup withholding.

     United States Holders should consult their personal tax advisor regarding their qualification for an exemption from backup withholding and the procedures for obtaining such an exemption, if applicable. The backup withholding tax is not an additional tax and taxpayers may use amounts withheld as a credit against their United States federal income tax liability or may claim a refund as long as they timely provide certain information to the IRS.

Non-United States Holders

Interest Payments and Gains from Dispositions

     As used herein, a non-United States Holder is a beneficial owner of the notes who is not a United States Holder.

     Interest paid to a non-United States Holder will not be subject to United States federal withholding tax of 30% (or, if applicable, a lower treaty rate) provided that:

•	such non-United States Holder does not directly or indirectly, actually or constructively, own 10% or more of the total combined voting power of all of our classes of stock entitled to vote;

•	such non-United States Holder is not a controlled foreign corporation that is related to us through stock ownership and is not a bank that received such notes on an extension of credit made pursuant to a loan agreement entered into in the ordinary course of its trade or business; and

•	either (1) the non-United States Holder certifies in a statement provided to us or our paying agent, under penalties of perjury, that it is not a United States person (as defined in the Code) and provides its name and address, or (2) a securities clearing organization, bank or other financial institution that holds customers’ securities in the ordinary course of its trade or business and holds the notes on behalf of the non-United States Holder certifies to us or our paying agent under penalties of perjury that it, or the financial institution between it and the non-United States Holder, has received from the non-United States Holder a statement, under penalties of perjury, that such holder is not a United States person (as defined in the Code) and provides us or our paying agent with a copy of such statement.

     The applicable regulations generally also require, in the case of a registered note held by a foreign partnership, that:

•	the certification described above be provided by the partners to the partnership; and

•	the partnership provide certain information.

     Further, a look-through rule will apply in the case of tiered partnerships. Special rules are applicable to intermediaries. Investors should consult their tax advisors regarding the certification requirements for non-United States Holders.

     A non-United States Holder generally will not be subject to United States federal income tax or withholding tax on gain recognized on the sale, exchange, redemption, retirement or other disposition of a registered note. However, a non-United States Holder may be subject to tax on such gain if such holder is an individual who was present in the United States for 183 days or more in the taxable year of the disposition and certain other conditions are met, in which case such holder may have to pay a United States federal income tax of 30% (or, if applicable, a lower treaty rate) on such gain.

     If interest or gain from a disposition of the registered note is effectively connected with a non-United States Holder’s conduct of a United States trade or business, or if an income tax treaty applies and the non-United States Holder maintains a United States “permanent establishment” to which the interest or gain is attributable, the non-United States Holder may be subject to United States federal income tax on the interest or gain on a net basis in the same manner as if it were a United States Holder. If interest income received with respect to the registered notes is taxable on a net basis, the 30% withholding tax described above will not apply (assuming an appropriate certification is provided). A foreign corporation deemed to have “effectively connected” income in respect of a registered note also may be subject to a branch profits tax equal to 30% of its “effectively connected earnings and profits” for the taxable year, subject to certain adjustments, unless it qualifies for a lower rate under an applicable income tax treaty.

Backup Withholding and Information Reporting

     Backup withholding will not apply to payments made by us or our paying agents, in their capacities as such, to a non-United States Holder of a registered note if the holder has provided the required certification that it is not a United States person as described above. However, certain information reporting may still apply with respect to interest payments even if certification is provided. Payments of the proceeds from a disposition by a non-United States Holder of a registered note made to or through a foreign office of a broker will not be subject to information reporting or backup withholding, except that information reporting (but generally not backup withholding) may apply to those payments if the broker is:

•	a United States person (as defined in the Code);

•	a controlled foreign corporation for United States federal income tax purposes;

•	a foreign person 50% or more of whose gross income is effectively connected with a United States trade or business for a specified three-year period; or

•	a foreign partnership, if at any time during its tax year, one or more of its partners are United States persons, as defined in Treasury regulations, who in the aggregate hold more than 50% of the income or capital interest in the partnership or if, at any time during its tax year, the foreign partnership is engaged in a United States trade or business.

     Payment of the proceeds from a disposition by a non-United States Holder of a registered note made to or through the United States office of a broker is generally subject to information reporting and backup withholding unless the holder or beneficial owner certifies as to its taxpayer identification number or otherwise establishes an exemption from information reporting and backup withholding.

     Non-United States Holders should consult their own tax advisors regarding application of withholding and backup withholding in their particular circumstances and the availability of and procedure for obtaining an exemption from withholding and backup withholding under current Treasury regulations. In this regard, the current Treasury regulations provide that a certification may not be relied on if we or our agent (or other payor) knows or has reason to know that the certification may be false. Any amounts withheld under the backup withholding rules from a payment to a non-United States Holder will be allowed as a credit against the holder’s United States federal income tax liability or may be claimed as a refund, provided the required information is furnished timely to the IRS.

     The foregoing discussion is included for general information only and may not be applicable depending upon a holder’s particular situation. Holders should consult their tax advisors with respect to the tax consequences of the exchange offer and of ownership and disposition of the registered notes, including the tax consequences under state, local, foreign and other tax laws and the possible effects of changes in the United States federal or other tax laws.

PLAN OF DISTRIBUTION

     Based on interpretations by the SEC staff set forth in no-action letters issued to third parties, including the Exxon Capital and Morgan Stanley no-action letters and similar no-action letters, we believe that you may transfer the registered notes issued in the exchange offer in exchange for the outstanding notes if:

•	you acquire the registered notes in the ordinary course of business;

•	you have no arrangement or understanding with any person to participate in a distribution of the outstanding notes or the registered notes; and

•	you are not a broker-dealer, and you are not engaged in, and do not intend to engage in, the distribution of the registered notes.

     If you are an affiliate of us or if you tender in the exchange offer with the intention to participate, or for the purpose of participating, in a distribution of the registered notes, you may not rely on the position of the SEC staff enunciated in the Exxon Capital and Morgan Stanley letters and similar letters, but rather must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction. In addition, any such resale transaction should be covered by an effective registration statement containing the selling security holder information required by Item 507 or 508, as applicable, of Regulation S-K under the securities Act.

     Each broker-dealer that receives registered notes in exchange for outstanding notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of such registered notes. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of registered notes received in exchange for outstanding notes where such outstanding notes were acquired as a result of market-making activities or other trading activities. We have agreed that, for a period of 180 days after the expiration date of the exchange offer, we will make this prospectus, as amended or supplemented, available to any broker-dealer for use in connection with any such resale and shall include the legend required by Item 502(e) of Regulation S-K on the back cover of the exchange offer prospectus. In addition, until    *   , 2005, all dealers effecting transactions in the senior notes may be required to deliver a prospectus.

     We will not receive any proceeds from any sale of registered notes by broker-dealers. Registered notes received by broker-dealers for their own account pursuant to the exchange offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the registered notes or a combination of such methods of resale, at market prices prevailing at the time of resale, at prices related to such prevailing market prices or negotiated prices. Any such resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such broker-dealer and/or the purchasers of any such registered notes. Any broker-dealer that resells registered notes that were received by it for its own account pursuant to the exchange offer and any broker or dealer that participates in a distribution of such registered notes may be deemed to be an “underwriter” within the meaning of the Securities Act and any profit on any such resale of registered notes and any commissions or concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act. The letter of transmittal states that, by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

     For a period of 180 days after the expiration date of the exchange offer, we will promptly send additional copies of this prospectus and any amendment or supplement to this prospectus to any broker-dealer that requests such documents in the letter of transmittal. We have agreed to pay all expenses incident to the exchange offer (including the expenses of one counsel for the holders of the notes) other than commissions or concessions of any brokers or dealers and will indemnify the holders of the notes (including any broker-dealers) against certain liabilities, including liabilities under the Securities Act.

WHERE YOU CAN FIND MORE INFORMATION

     As a result of the exchange offer, we will be subject to the periodic reporting and other informational requirements of the Exchange Act. We will file annual, quarterly and special reports and other information with the SEC. In addition, we have agreed under the indenture that governs the outstanding notes and the registered notes that, whether or not we are required to do so by the rules and regulations of the SEC, for so long as any of the outstanding notes or registered notes remain outstanding, we will furnish to the holders of any of those securities and file with the SEC, unless the SEC will not accept such a filing:

•	all quarterly and annual financial information that would be required to be contained in a filing with the SEC on Forms 10-Q and 10-K if we were required to file such forms, including a “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and, with respect to the annual information only, a report thereon by our certified independent public accountants, and

•	all reports that would be required to be filed with the SEC on Form 8-K if we were required to file such reports.

     In addition, for so long as any of the outstanding notes remain outstanding, we have agreed to make available to any prospective purchaser or beneficial owner of any of those securities in connection with any sale thereof the information required by Rule 144A(d)(4) under the Securities Act.

     We have filed a registration statement on Form S-4 with the SEC to register under the Securities Act the registered notes. This prospectus constitutes a part of that registration statement. As allowed by the SEC’s rules, this prospectus does not contain all the information set forth in the registration statement, certain parts of which have been omitted in accordance with the rules and regulations of the SEC. Please refer to the registration statement and related exhibits and schedules filed therewith for further information with respect to us and the registered notes offered hereby. Statements contained herein concerning the provisions of any document are not necessarily complete and, in each instance, reference is made to the copy of such document filed as an exhibit to the registration statement or otherwise filed by us with the SEC and each such statement is qualified in its entirety by such reference.

     You may read and copy any document we file at the SEC’s public reference room located at 450 5th Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public from commercial document retrieval services and at the web site maintained by the SEC at: http://www.sec.gov. This information is available without charge upon written or oral request to:

Horizon PCS, Inc.
68 East Main Street
Chillicothe, Ohio 45601-0480
(740) 772-8200

     You should rely only on the information provided in this prospectus or any prospectus supplement. We have not authorized anyone else to provide you with different information. We may not make an offer of the registered notes in any state where the offer is not permitted. The delivery of this prospectus does not, under any circumstances, mean that there has not been a change in our affairs since the date of this prospectus. It also does not mean that the information in this prospectus is correct after this date.

LEGAL MATTERS

     The validity of the registered notes offered hereby will be passed upon by Arnall Golden Gregory LLP.

EXPERTS

     The consolidated financial statements of Horizon PCS, Inc. and subsidiaries as of December 31, 2004 (Successor Company) and 2003 (Predecessor Company), and for the period from October 1, 2004 through December 31, 2004 (Successor Company), the period from January 1, 2004 through September 30, 2004 (Predecessor Company) and for each of the years in the two-year period ended December 31, 2003 (Predecessor Company), have been included herein and in the registration statement in reliance upon the report of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing. The report covering the Horizon PCS, Inc. and subsidiaries financial statements contains an explanatory paragraph that states on September 21, 2004, the Bankruptcy Court entered an order confirming the Plan of Reorganization, which became effective on October 1, 2004. Accordingly, the financial statements have been prepared in conformity with AICPA Statement of Position 90-7, “Financial Reporting for Entities in Reorganization Under the Bankruptcy Code,” for the Successor Company as a new entity with assets, liabilities, and a capital structure having carrying values not comparable with prior periods.

HORIZON PCS, INC. AND SUBSIDIARIES

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm	F-2
Consolidated Balance Sheets as of December 31, 2004 (Successor Company) and 2003 (Predecessor Company)	F-3
Consolidated Statements of Operations for the period from October 1, 2004 to December 31, 2004 (Successor Company), the period from January 1, 2004 to September 30, 2004, and the years ended December 31, 2003 and 2002 (Predecessor Company)
F-4
Consolidated Statements of Comprehensive Income (Loss) for the period from October 1, 2004 to December 31, 2004 (Successor Company), the period from January 1, 2004 to September 30, 2004, and the years ended December 31, 2003 and 2002 (Predecessor Company)
F-5
Consolidated Statements of Stockholders’ Equity (Deficit) for the period from October 1, 2004 to December 31, 2004 (Successor Company), the period from January 1, 2004 to September 30, 2004, and the years ended December 31, 2003 and 2002 (Predecessor Company)
F-6
Consolidated Statements of Cash Flows for the period from October 1, 2004 to December 31, 2004 (Successor Company), the period from January 1, 2004 to September, 2004, and years ended December 31, 2003 and 2002 (Predecessor Company)
F-7
Notes to Consolidated Financial Statements	F-9

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
Horizon PCS, Inc.:

We have audited the accompanying consolidated balance sheets of Horizon PCS, Inc. and subsidiaries as of December 31, 2004 (Successor Company) and 2003 (Predecessor Company), and the related consolidated statements of operations, stockholders’ equity (deficit), comprehensive income (loss) and cash flows for the period from October 1, 2004 through December 31, 2004 (Successor Company), the period from January 1, 2004 through September 30, 2004 (Predecessor Company), and the years ended December 31, 2003 and 2002 (Predecessor Company). These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Horizon PCS, Inc. and subsidiaries at December 31, 2004 (Successor Company) and 2003 (Predecessor Company), and the related consolidated statements of operations, stockholders’ equity (deficit), comprehensive income (loss) and cash flows for the period from October 1, 2004 through December 31, 2004 (Successor Company), the period from January 1, 2004 through September 30, 2004 (Predecessor Company), and the years ended December 31, 2003 and 2002 (Predecessor Company), in conformity with U.S. generally accepted accounting principles.

As discussed in Note 1 to the consolidated financial statements, on September 21, 2004, the Bankruptcy Court entered an order confirming the Plan of Reorganization, which became effective on October 1, 2004. Accordingly, the accompanying financial statements have been prepared in conformity with AICPA Statement of Position 90-7, “Financial Reporting for Entities in Reorganization Under the Bankruptcy Code,” for the Successor Company as a new entity with assets, liabilities, and a capital structure having carrying values not comparable with prior periods as described in Note 1.

Columbus, Ohio
March 17, 2005

HORIZON PCS, INC.

CONSOLIDATED BALANCE SHEETS
December 31, 2004 and 2003

	Successor	Predecessor
	Company	Company
	2004	2003
ASSETS
Current assets:
Cash and cash equivalents	$55,540,540	$70,651,046
Restricted cash	—	12,032,009
Accounts receivable, net	10,353,496	20,985,060
Equipment inventory	387,967	594,121
Prepaid expenses and other current assets	1,703,024	3,519,032

Total current assets	67,985,027	107,781,268
Other assets:
Debt issuance costs, net of amortization	4,071,734	—
Deferred activation expense and other assets	443,914	3,955,252
Intangible assets, net	111,432,516	—

Total other assets	115,948,164	3,955,252
Property and equipment, net	106,258,330	171,787,783

Total assets	$290,191,521	$283,524,303

LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)
Current liabilities:
Accounts payable	$4,690,792	$11,970,315
Accrued liabilities	1,267,038	744,109
Accrued interest	6,437,934	—
Accrued real estate, personal property and other taxes	6,360,404	732,400
Payable to Sprint	5,063,351	14,817,567
Liabilities subject to compromise	—	670,734,149
Deferred service revenue	3,938,128	6,255,748

Total current liabilities	27,757,647	705,254,288

Long-term liabilities:
Long-term debt	125,000,000	—
Other long-term	3,961,136	1,735,670
Deferred activation revenue	278,848	3,748,575

Total long-term liabilities	129,239,984	5,484,245

Total liabilities	156,997,631	710,738,533

Predecessor convertible preferred stock	—	169,785,299

Stockholders’ equity (deficit):
Successor preferred stock, $0.0001 par value. Authorized 10,000,000 shares, none issued or outstanding	—	—
Predecessor preferred stock, $0.0001 par value. Authorized 10,000,000 shares, none issued or outstanding	—	—
Successor common stock, $0.0001 par value. Authorized 25,000,000 shares, 8,909,568 issued and outstanding	891	—
Predecessor common stock, $0.0001 par value. Authorized 300,000 class A shares, 26,646 issued and outstanding	—	3
Predecessor common stock, $0.0001 par value. Authorized 75,000 class B shares, 58,458,537 issued and 58,443,254 outstanding	—	5,846
Treasury stock — class B, 15,283 shares, at $7.267 per share	—	(111,061)
Accumulated other comprehensive income (loss)	—	—
Additional paid-in capital	157,234,756	91,852,141
Deferred stock option compensation	—	(266,107)
Accumulated deficit	(24,041,757)	(688,480,351)

Total stockholders’ equity (deficit)	133,193,890	(596,999,529)

Total liabilities and stockholders’ equity (deficit)	$290,191,521	$283,524,303

See accompanying notes to consolidated financial statements.

HORIZON PCS, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

	Successor
	Company	Predecessor Company
	October 1, 2004	January 1, 2004
	Through	Through	Year Ended December 31,
	December 31, 2004	September 30, 2004	2003	2002
Operating revenues:
Subscriber revenues	$28,092,554	$119,289,682	$188,671,337	$152,409,453
Roaming revenues	15,520,188	49,242,731	61,728,304	55,781,574
Equipment revenues	1,593,598	4,036,015	5,166,272	7,846,573

Total operating revenues	45,206,340	172,568,428	255,565,913	216,037,600

Operating expenses:
Cost of service (exclusive of items shown below)	23,812,073	107,137,621	181,305,674	167,128,087
Cost of equipment	2,261,185	4,154,198	13,351,419	19,188,975
Selling and marketing	5,767,208	18,812,525	39,549,966	52,601,068
General and administrative (exclusive of items shown below)	7,886,968	21,432,925	38,394,994	41,650,367
Reorganization (income) expense	—	(74,613,444)	118,801,844	—
Non-cash compensation (For the period Oct 2, 2004 through Dec 31, 2004, $51,864 related to cost of service, $64,828 related to selling and marketing, and $523,891 related to general and administrative)	640,583	145,044	619,640	680,749
Depreciation and amortization	25,539,237	24,568,048	111,310,199	40,271,034
Loss (gain) on disposal or sale of PCS assets	312	(42,062,619)	216,312	631,417
Impairment of goodwill and impact of acquisition-related deferred taxes	—	—	—	13,222,180

Total operating expenses	65,907,566	59,574,298	503,550,048	335,373,877

Operating income (loss)	(20,701,226)	112,994,130	(247,984,135)	(119,336,277)

Interest income and other, net	271,274	832,840	885,439	2,989,026
Interest expense, net of capitalized interest	(3,611,805)	(8,701,555)	(44,718,586)	(60,600,568)
Cancellation of debt	—	321,943,771	—	—

Income (loss) before income tax benefit	(24,041,757)	427,069,186	(291,817,282)	(176,947,819)
Income tax benefit	—	—	6,031,000	—

Net income (loss)	(24,041,757)	427,069,186	(285,786,282)	(176,947,819)
Preferred stock dividend	—	(10,135,398)	(12,680,098)	(11,756,253)

Net income (loss) attributable to common shareholders	$(24,041,757)	$416,933,788	$(298,466,380)	$(188,704,072)

Basic and diluted loss per share attributed to common stockholders	$(2.70)

Weighted-average common shares outstanding	8,909,568

See accompanying notes to consolidated financial statements.

HORIZON PCS, INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

	Successor
	Company	Predecessor Company
	October 1, 2004	January 1, 2004
	Through	Through	Year Ended December 31,
	December 31, 2004	September 30, 2004	2003	2002
Net income (loss)	$(24,041,757)	$427,069,186	$(285,786,282)	$(176,947,819)
Other comprehensive income (loss):
Net unrealized gain (loss) on hedging activities	—	—	394,575	443,276

Comprehensive income (loss)	$(24,041,757)	$427,069,186	$(285,391,707)	$(176,504,543)

See accompanying notes to consolidated financial statements.

HORIZON PCS, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY (DEFICIT)

			Accumulated		Deferred
			Other	Additional	Stock		Total
	Common	Treasury	Comprehensive	Paid-In	Option	Accumulated	Stockholders’
	Stock	Stock	Income (Loss)	Capital	Compensation	Deficit	Equity (Deficit)
Predecessor Company:
Balance, December 31, 2001	$5,849	$(111,061)	$(837,851)	$91,852,117	$(1,566,496)	$(201,309,899)	$(111,967,341)
Stock option compensation expense	—	—	—	—	680,749	—	680,749
Net loss	—	—	—	—	—	(176,947,819)	(176,947,819)
Other comprehensive income (loss)	—	—	443,276	—	—	—	443,276
Preferred dividend	—	—	—	—	—	(11,756,253)	(11,756,253)

Balance, December 31, 2002	5,849	(111,061)	(394,575)	91,852,117	(885,747)	(390,013,971)	(299,547,388)
Stock option compensation expense	—	—	—	—	619,640	—	619,640
Exercise of stock options	—	—	—	24	—	—	24
Net loss	—	—	—	—	—	(285,786,282)	(285,786,282)
Other comprehensive income (loss)	—	—	394,575	—	—	—	394,575
Preferred dividend	—	—	—	—	—	(12,680,098)	(12,680,098)

Balance, December 31, 2003	5,849	(111,061)	—	91,852,141	(266,107)	(688,480,351)	(596,999,529)
Stock option compensation expense	—	—	—	—	145,044	—	145,044
Net income	—	—	—	—	—	427,069,186	427,069,186
Preferred dividend	—	—	—	—	—	(10,135,398)	(10,135,398)
Elimination of predecessor stock, deferred compensation accumulated deficit and accumulated other comprehensive income	(5,849)	111,061	—	(91,852,141)	121,063	271,546,563	179,920,697

Successor Company:
Balance, October 1, 2004	—	—	—	—	—	—	—
Issuance of new common stock	891	—	—	156,594,173	—	—	156,595,064
Stock option compensation expense	—	—	—	640,583	—	—	640,583
Net loss	—	—	—	—	—	(24,041,757)	(24,041,757)

Balance, December 31, 2004	891	—	—	157,234,756	—	(24,041,757)	133,193,890

See accompanying notes to consolidated financial statements.

HORIZON PCS, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Successor
	Company	Predecessor Company
	October 1, 2004	January 1, 2004
	Through	Through	Year Ended December 31,
	December 31, 2004	September 30, 2004	2003	2002
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	$(24,041,757)	$427,069,186	$(285,786,282)	$(176,947,819)

Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	25,539,237	24,568,048	37,549,921	40,271,034
Asset impairment included in depreciation and amortization	—	—	73,760,278	—
Non-cash restructuring items	—	1,123,464	110,084,005	—
Cancellation of debt	—	(321,943,771)	—	—
Gain on fresh-start adjustments	—	(92,407,987)	—	—
Deferred federal income taxes	—	—	(6,031,000)	—
Impairment of goodwill and impact of acquisition-related deferred taxes	—	—	—	13,222,180
Noncash compensation expense	640,583	145,044	619,640	680,749
Noncash interest expense	131,346	—	20,314,586	27,986,604
Gain on Sprint transaction	—	(42,062,619)	—	—
Bad debt expense	1,689,079	3,121,975	7,509,286	15,518,084
Loss on hedging activities	—	—	14,433	48,536
Loss on disposal of PCS assets	312	—	216,312	631,417
Change in:
Accounts receivable	(1,900,501)	1,873,383	(8,969,819)	(20,748,840)
Equipment inventory	(22,924)	229,078	3,488,674	(237,362)
Interest receivable and other	589,316	1,226,693	(847,574)	(1,830,488)
Accounts payable	(7,227,856)	(4,624,738)	8,717,712	(3,164,423)
Accrued liabilities and deferred service revenue	3,216,247	2,320,810	14,915,108	25,330,341
Liabilities subject to compromise	—	(2,782,327)	(3,217,204)	—
Payable to Sprint	(492,996)	(4,988,586)	16,770,583	(334,267)
Receivable/payable from affiliates and Parent	—	—	(239,217)	575,725
Other assets and liabilities, net	(176,075)	(492,916)	846,806	189,283

Total adjustments	21,985,768	(434,694,449)	275,502,530	98,138,573

Net cash flows from operating activities	(2,055,989)	(7,625,263)	(10,283,752)	(78,809,246)

CASH FLOWS FROM INVESTING ACTIVITIES:
Capital expenditures, net	(2,619,317)	(1,641,228)	(5,202,510)	(63,082,910)
Proceeds from the sale of property and equipment	29,162	88,758	—	1,563,970
Proceeds from Sprint transaction, net	—	33,010,271	—	—
Restricted cash released — to be distributed to bondholders	12,032,009	—	—	—

Net cash flows from investing activities	9,441,854	31,457,801	(5,202,510)	(61,518,940)

CASH FLOWS FROM FINANCING ACTIVITIES:
Restricted cash released — distributed to bondholders	(12,032,009)	—	—	—
Distributed interest earned on restricted cash	(93,819)	—	—	—
Exercise of stock options	—	—	24	—
Deferred financing fees	(4,096)	(4,198,985)	—	(2,310,092)
Notes payable — borrowings	—	125,000,000	—	105,000,000
Notes payable — repayments	—	(155,000,000)	—	—

Net cash flows from financing activities	(12,129,924)	(34,198,985)	24	102,689,908

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(4,744,059)	(10,366,447)	(15,486,238)	(37,638,278)
CASH AND CASH EQUIVALENTS, BEGINNING	60,284,599	70,651,046	86,137,284	123,775,562

CASH AND CASH EQUIVALENTS, ENDING	$55,540,540	$60,284,599	$70,651,046	$86,137,284

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Cash paid during the period for:
Interest, net of amounts capitalized	$—	$5,818,308	$22,368,280	$33,081,907
Income taxes	30,000	140,000	—	—

HORIZON PCS, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

     Supplemental disclosure of noncash investing and financing activities:

     During 2003 and 2002, the Company paid $12,528,995 and $11,636,969, respectively, of dividends on convertible preferred stock. The dividends were paid in additional shares of convertible preferred stock. The convertible preferred stock was eliminated as part of the Plan of Reorganization.

     As part of the Plan of Reorganization, the Company converted bonds and trade payables with a value of $470,000,000 and $11,287,350, respectively into new common stock which was valued at approximately $156.6 million as of October 1, 2004 under fresh-start accounting principles.

See accompanying notes to consolidated financial statements.

HORIZON PCS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(1) Bankruptcy

(a) Voluntary Bankruptcy Filing

     On August 15, 2003, Horizon PCS, Inc., a Delaware corporation (“Horizon PCS” or the “Company”), Horizon Personal Communications, Inc., an Ohio corporation and subsidiary of the Company (“Percom”), and Bright Personal Communications Services LLC, an Ohio limited liability company and subsidiary of the Company (“Bright”) (the Company, Bright, and Percom collectively, the “Debtors”), filed voluntary petitions for relief under Chapter 11 of Title 11 of the United States Code (the “Bankruptcy Code”) in the United States Bankruptcy Court for the Southern District of Ohio (the “Bankruptcy Court”). The Debtors continued to manage their properties and operate their businesses in the ordinary course of business as “debtors-in-possession” subject to the supervision and orders of the Bankruptcy Court pursuant to Sections 1107(a) and 1108 of the Bankruptcy Code, in Case No. 03-62424 (the “Bankruptcy Case”).

(b) Plan of Reorganization

     On September 21, 2004, the bankruptcy court approved a Plan of Reorganization that satisfies the requirements of the Bankruptcy Code.

     The Plan of Reorganization divided the claims against and interests in the Company into seven classes according to the priority of the claims. A summary of each class and settlement is as follows:

     Horizon PCS, Inc.

Class	Claim/Interest	Treatment	Status	Entitled to Vote
1A	Priority Non-Tax Claims	Paid in full	Unimpaired	No
2A	Prepetition Secured Lender Claims	Paid in full	Unimpaired	No
3A1	Prepetition Note Secured Claims	Paid in full	Unimpaired	No
3A2	Other Secured Claims	Paid in full	Unimpaired	No
4A1	General Unsecured Trade Claims	Paid at 16%, and received 8% new common stock	Impaired	Yes
4A2	Prepetition Note Deficiency Claims	Paid at 16%, and received 8% new common stock	Impaired	Yes
5A	Convenience Claims	Paid at 24%	Impaired	Yes
6A	Horizon Preferred Interests	None	Impaired	No
7A	Percom Interests	None	Impaired	No

HORIZON PCS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Bright Personal Communications Services, LLC

Class	Claim/Interest	Treatment	Status	Entitled to Vote
1B	Priority Non-Tax Claims	Paid in full	Unimpaired	No
2B	Prepetition Secured Lender Claims	Paid in full	Unimpaired	No
3B	Other Secured Claims	Paid in full	Unimpaired	No
4B1	General Unsecured Trade Claims	Paid at 16%, and received 8% new common stock	Impaired	Yes
4B2	Prepetition Note Claims	Paid at 16%, and received 8% new common stock	Impaired	Yes
5B	Convenience Claims	Paid at 24%	Impaired	Yes
6B	Intercompany Claims	None	Impaired	Yes
7B	Bright Interests	None	Impaired	No

Horizon Personal Communications, Inc.

Class	Claim/Interest	Treatment	Status	Entitled to Vote
1C	Priority Non-Tax Claims	Paid in full	Unimpaired	No
2C	Prepetition Secured Lender Claims	Paid in full	Unimpaired	No
3C	Other Secured Claims	Paid in full	Unimpaired	No
4C1	General Unsecured Trade Claims	Paid at 16%, and received 8% new common stock	Impaired	Yes
4C2	Prepetition Note Claims	Paid at 16%, and received 8% new common stock	Impaired	Yes
5C	Convenience Claims	Paid at 24%	Impaired	Yes
6C	Intercompany Claims	None	Impaired	Yes
7C	Percom Interests	None	Impaired	No

Significant terms of the Plan of Reorganization are as follows:

•	All common and preferred equity shares of the Debtors (and all stock options and warrants) were cancelled;

•	The senior secured debt was paid in full;

•	All pre-petition debt securities of the Debtors were settled and cancelled;

•	Unexpired leases and executory contracts of the Debtors were assumed or rejected;

•	Approximately 8.7 million shares of new common stock were issued to settle claims of bond holders, approximately 0.2 million shares were issued to settle the claims of general unsecured creditors and approximately 0.1 million shares have been held in reserve for issuance upon the settlement of disputed claims;

•	Five new directors were appointed to the Company’s Board of Directors.

HORIZON PCS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(c) Accounting Impact

     The Company is required to follow the provisions of Statement of Position 90-7, Financial Reporting by Entities in Reorganization Under the Bankruptcy Code (“SOP 90-7”). Pursuant to SOP 90-7, the Company’s pre-petition liabilities that were subject to compromise are reported separately on the balance sheet as an estimate of the amount that was ultimately allowed by the Bankruptcy Court. SOP 90-7 also requires separate reporting of certain expenses, realized gains and losses and provisions for losses related to the bankruptcy filing as reorganization items. The following pre-petition amounts are classified as liabilities subject to compromise as of December 31, 2003:

Payable to affiliate	$110,460
Accounts payable	20,865,427
Accrued liabilities	5,970,622
Accrued real estate and personal property taxes	2,319,018
Payable to Sprint	10,005,850
Long-term debt	625,000,000
Other long-term liabilities	6,462,772

Total all liabilities subject to compromise	$670,734,149

     The consolidated financial statements included herein include the accounts of Horizon PCS, Inc. and its subsidiaries, Horizon Personal Communications, Inc. and Bright Personal Communications Services LLC. In accordance with SOP 90-7, the Company adopted fresh-start accounting for financial reporting purposes as of October 1, 2004, and the Company’s emergence from Chapter 11 resulted in a new reporting entity. The periods as of and prior to September 30, 2004 have been designated “Predecessor Company” and the periods subsequent to September 30, 2004 have been designated “Successor Company”. Under fresh-start accounting, the reorganization value of the Company was allocated to the assets based on their respective fair values and was in conformity with Statement of Financial Accounting Standards (“SFAS”) No. 141 Business Combinations. Each existing liability was stated at present value of the amount to be paid. As a result of the implementation of fresh-start accounting, the financial statements of the Company after the effective date are not comparable to the Company’s financial statements for prior periods.

     The Company estimated the reorganization value for purposes of fresh start reporting utilizing the estimated value of the Company on an enterprise basis (the “Enterprise Value”), adjusting to exclude known liabilities other than the New Credit Facility at September 30, 2004. The Company engaged a valuation specialist to conduct this analysis.

     The Enterprise Value was determined by valuation specialists using the guideline transaction method and the discounted cash flow (the “DCF Analysis”) method. The guideline transaction method value was derived using metrics and financial data, with more weight placed on the metrics data. For the DCF analysis, the specialist calculated the present value of the debt-free cash flows on management’s projections, including an assumption for a terminal value (the “DCF Analysis”). The DCF Analysis involves deriving the debt-free cash flows that the Company would generate assuming the projections developed by management are realized. These cash flows and an estimated value of the Company at the end of the projected period (the “Terminal Value”) are discounted at the Company’s estimated post-reorganization weighted average cost of capital. The financial projections utilized in the DCF analysis were developed by management and are based on estimates and assumptions, which include, but are not limited to, estimates and assumptions with respect to pricing by market, capital spending and working capital levels, and the development of a discount rate that is utilized to convert future projected cash flows to their estimated present value. The estimated projections and assumptions, while considered reasonable by management, may not be realized and are inherently subject to uncertainties and contingencies, which could significantly affect the measurement of the Enterprise Value and the reorganization value. Based on the above methodologies, the Enterprise Value was determined to be approximately $281.6 million.

     The reorganization value of the Successor Company of approximately $330.1 million was determined based on the negotiated sum of the Successor Company’s liabilities and equity that were issued and outstanding after final negotiations and Bankruptcy Court approval. These included $125.0 million of debt outstanding, $156.6 million of equity, and $48.5 million of other liabilities that were not eliminated or discharged under the Plan of Reorganization.

HORIZON PCS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

     The effect of the Plan of Reorganization on the Company’s balance sheet, as of October 1, 2004, is as follows:

	Predecessor	Debt		Cancellation of	Fresh-start		Successor
	Company	Discharge		Old Equity (e)	Adjustments		Company
ASSETS
Current assets:
Cash and cash equivalents	$55,578,205	$4,706,394	(a)				$60,284,599
Restricted cash	142,624,192	(130,592,183	)(a)				12,032,009
Accounts receivable, net	10,466,005	(323,931	)(h)				10,142,074
Equipment inventory	365,043						365,043
Prepaid expenses and other current assets	2,451,129	(158,790	)(i)				2,292,339

Total current assets	211,484,574	(126,368,510)		—	—		85,116,064
Other assets:
Debt issuance costs, net of amortization	448,985	3,750,000	(g)				4,198,985
Deferred activation expense and other assets	1,576,796				(1,393,231	) (f)	183,565
Intangible assets, net	—				120,350,750	(f)	120,350,750

Total other assets	2,025,781	3,750,000		—	118,957,519		124,733,300
Property and equipment, net	146,839,022				(26,549,532	) (f)	120,289,490

Total assets	$360,349,377	$(122,618,510)		$—	$92,407,987		$330,138,854

LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)
Current liabilities:
Accounts payable	$7,345,577	$4,573,071	(b)				$11,918,648
Accrued liabilities	1,468,182						1,468,182
Accrued interest	2,883,247	12,125,828	(b)				15,009,075
Accrued real estate, property and other taxes	1,663,734	4,734,190	(b)				6,397,924
Payable to Sprint	5,556,347						5,556,347
Liabilities subject to compromise	623,916,579	(623,916,579	)(c)				—
Deferred service revenue	4,037,904						4,037,904

Total current liabilities	646,871,570	(602,483,490)		—	—		44,388,080

Long-term liabilities:
Long-term debt	125,000,000						125,000,000
Other long-term	1,450,780	2,704,930	(b)				4,155,710
Deferred activation revenue	1,378,785	(1,378,785	)(c)				—

Total other long-term	127,829,565	1,326,145		—	—		129,155,710

Total liabilities	774,701,135	(601,157,345)		—	—		173,543,790

Convertible preferred stock	179,920,697			(179,920,697)			—

Stockholders’ equity (deficit):
Predecessor preferred stock	—						—
Predecessor common stock — class A	3			(3)			—
Predecessor common stock — class B	5,846			(5,846)			—
Successor preferred stock	—						—
Successor common stock		891	(c)				891
Treasury stock	(111,061)			111,061			—
Accumulated other comprehensive income (loss)	—						—
Additional paid-in capital	91,852,141	156,594,173	(c)	(91,852,141)			156,594,173
Deferred stock option compensation	(121,063)			121,063			—
Accumulated deficit	(685,898,321)	321,943,771	(d)	271,546,563	92,407,987	(f)	—

Total stockholders’ equity (deficit)	(594,272,455)	478,538,835		179,920,697	92,407,987		156,595,064

Total liabilities and stockholders’ equity (deficit)	$360,349,377	$(122,618,510)		$—	$92,407,987		$330,138,854

(a)	Represents the release of the proceeds from the July 2004 senior notes offering and other required amounts held in escrow. These funds were used to repay the secured bank credit facility and debt issuance costs with the excess transferred to operating cash.

(b)	Represents the accrual of liabilities upon emergence under the Plan of Reorganization.

(c)	Represents the pre-petition liabilities discharged under the Plan of Reorganization and the issuance of the Successor Company’s new common stock.

(d)	Represents gain on debt discharge.

(e)	Represents the elimination of the Predecessor Company’s equity.

(f)	Represents the fresh-start adjustments to adjust the assets to fair value. The weighted average remaining lives of the in-service property, plant and equipment as of October 1, 2004 are as follows:

Network assets	4 years
Buildings	36 years
Switching equipment	4 years
Furniture, vehicles and office equipment	3 years

(g)	Represents debt issuance costs consisting of fees and expenses of the July 2004 senior notes offering.

(h)	Represents the discharge of accounts receivable no longer able to be collected upon emergence under the Plan of Reorganization.

(i)	Represents the collection of interest receivable earned on restricted cash upon the release of the amounts held in escrow.

HORIZON PCS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(d) Reorganization items

     On July 28, 2003, the Company implemented a work force reduction to further reduce costs that were within its control. The employment of 309 employees was terminated, and the Company closed 20 of its 42 Company-owned sales and service centers to reduce costs in areas where revenues were not currently meeting criteria for return on investment. The Company recorded a restructuring charge of $4.5 million in July 2003, related to these store closings and employee separation costs. In September 2004, the Company closed 5 additional stores and terminated 18 employees as part of the restructuring plan, resulting in $600,000 of restructuring charges. The Company incurred additional reorganization expenses of approximately $114.3 million and approximately $17.2 million related to the bankruptcy during 2003 and 2004, respectively. In addition, the Company recorded a gain on the fresh-start adjustments of approximately $92.4 million for the year ended December 31, 2004. The detail of the reorganization items are as follows:

Predecessor Company:	Year Ended December 31, 2003
				Ending
		Cash	Non-Cash	Accrual
	Charges	Deductions	Deductions	Balance
Employee separations	$1,659,149	$1,625,066	$—	$34,083
Lease commitments, net of sublease	798,260	—	—	798,260
Equipment disposals	2,051,719	—	2,051,719	—
Professional fees	5,708,547	3,208,547	—	2,500,000
Key employee retention plan payments	551,883	551,883	—	—
Amortization of debt issuance fees	18,143,362		18,143,362	—
Amortization of warrants	16,127,275		16,127,275	—
Accelerated accretion of the senior discount notes	73,761,649	—	73,761,649	—

	$118,801,844	$5,385,496	$110,084,005	$3,332,343

Predecessor Company:	Nine Months Ended September 30, 2004
	Beginning				Ending
	Accrual		Cash	Non-Cash	Accrual
	Balance	Charges	Deductions	Deductions	Balance
Fresh start adjustments	$—	$(92,407,987)	$—	$(92,407,987)	$—
Employee separations	34,083	792,570	372,276	—	454,377
Lease commitments, net of sublease	798,260	—	—	798,260	—
Equipment disposals	—	325,204	—	325,204	—
Professional fees	2,500,000	15,072,479	14,030,273	—	3,542,206
Key employee retention plan payments	—	1,604,290	1,604,290	—	—

	$3,332,343	$(74,613,444)	$16,006,839	$(91,284,523)	$3,996,583

Successor Company:	Three Months Ended December 31, 2004
	Beginning				Ending
	Accrual		Cash	Non-Cash	Accrual
	Balance	Charges	Deductions	Deductions	Balance
Employee separations	$454,377	$—	$411,376	$—	$43,001
Professional fees	3,542,206	—	3,542,206	—	—

	$3,996,583	$—	$3,953,582	$—	$43,001

(2) Organization and Business Operations

     On April 26, 2000, Horizon Telcom, Inc. (“Parent” or “Horizon Telcom”) formed Horizon PCS, Inc. The Company primarily provides wireless personal communications services (“PCS”) as a Sprint PCS Affiliate. The Company entered into management agreements with Sprint during 1998 and 1999. These agreements, as amended, provide the Company with the exclusive right to build, own, and manage a wireless voice and data services network in markets located in Ohio, West Virginia, Kentucky, Tennessee, Maryland, Pennsylvania, New York, New Jersey, Michigan, North Carolina and Indiana under the Sprint PCS brand. The term of the agreements is twenty years with

HORIZON PCS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

three successive ten-year renewal periods unless terminated by either party under provisions outlined in the management agreements. The management agreements include indemnification clauses between the Company and Sprint to indemnify each party against claims arising from violations of laws or the management agreements, other than liabilities resulting from negligence or willful misconduct of the party seeking to be indemnified.

     In the second quarter of 2004, Horizon PCS Escrow Company, a wholly owned subsidiary of Horizon PCS Inc., was formed solely to issue senior notes and to merge with and into Horizon PCS Inc. in connection with the reorganization. Horizon PCS Escrow Company was not a part of the bankruptcy estate of Horizon PCS, Inc., had no operations or assets and did not incur any liabilities, other than the senior notes, prior to the merger. Prior to consummation of the reorganization, the net proceeds of the 11 3/8% senior notes offering, together with other amounts contributed directly or indirectly by Horizon PCS, Inc. to Horizon PCS Escrow Company, were placed in an escrow account. Upon consummation of the Plan of Reorganization on October 1, 2004, the senior notes became the senior unsecured obligations of Horizon PCS, Inc. and were jointly and severally guaranteed by all of its existing domestic restricted subsidiaries, and will be so guaranteed by any future domestic restricted subsidiaries.

(3) Summary of Significant Accounting Policies

(a) Principles of Consolidation

     The consolidated financial statements include the financial statements of Horizon PCS, Inc (the “Company”) and its wholly owned subsidiaries. All significant intercompany balances and transactions have been eliminated.

(b) Estimates

     The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ materially from those estimates.

(c) Cash and Cash Equivalents

     Cash and cash equivalents include cash on hand, money market accounts and corporate bonds and investments in commercial paper with original maturities of three months or less.

     The breakout of cash and cash equivalents as of December 31, 2004 and 2003, is detailed below:

	Successor	Predecessor
	Company	Company
	2004	2003
Cash on hand	$12,886,639	$56,738,127
Money market accounts	10,795,142	4,921,006
Corporate bonds and commercial paper	31,858,759	8,991,913

Cash and cash equivalents	$55,540,540	$70,651,046

(d) Restricted Cash

     In connection with the Company’s December 2001 offering of $175,000,000 of senior notes due in 2011 (Note 7), approximately $48,660,000 of the offering’s proceeds were placed in an escrow account to be used toward the first four semi-annual interest payments due under the terms of the notes. During 2003, the Company paid approximately $12,031,000 representing the third installment. The final installment of $12,125,828 was distributed to the holders of the senior and discount notes in October 2004 according to the Plan of Reorganization. The funds were invested in a government security money market account. Interest earned on the escrow funds totaled approximately $13,000 for the period October 1, 2004 to December 31, 2004, $52,000 for the period January 1, 2004 to September 30, 2004, $183,000 in 2003 and $673,000 in 2002.

HORIZON PCS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(e) Allowance for Accounts Receivable

     Estimates are used in determining our allowance for doubtful accounts receivable, which is based on a percentage of our accounts receivable by aging category. The percentage is derived by considering our historical collections and write-off experience, current aging of our accounts receivable and credit quality trends, as well as Sprint’s credit policy. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. The Company does not have any off-balance sheet credit exposure related to its customers. The amounts presented in the consolidated balance sheets are net of an allowance for uncollectible accounts as presented in the following table:

	Year Ended December 31,
	2004	2003	2002
	(In thousands)
Balance at beginning of year	$1,840	$2,308	$1,804
Provisions charged to expense	4,811	7,509	15,518
Write-offs, net of recoveries	(5,655)	(7,977)	(15,014)

Balance at end of year	$996	$1,840	$2,308

     The provisions charged to expense for the period October 1, 2004 to December 31, 2004 and January 1, 2004 to September 30, 2004 were approximately $1,689,000 and $3,122,000, respectively.

(f) Equipment Inventory

     Equipment inventory consists of handsets and related accessories. Inventories are carried at the lower of cost (determined by the weighted average method) or market (replacement cost).

(g) Property and Equipment

     Property and equipment, including improvements that extend useful lives, are stated at cost or allocated fair values determined in fresh-start reporting, while maintenance and repairs are charged to operations as incurred. Construction work in progress includes expenditures for the purchase of capital equipment, construction and items such as direct payroll and related benefits and interest capitalized during construction. The Company capitalizes interest pursuant to SFAS No. 34, Capitalization of Interest Cost. The Company capitalized interest of approximately $74,000 for the period October 1, 2004 through December 31, 2004 and $740,000 and $4,437,000 for the years ended December 31, 2003 and 2002, respectively. In addition, the Company capitalized labor costs of approximately $36,000 for the period October 1, 2004 through December 31, 2004, and $83,000 and $2,339,000 for the years ended December 31, 2003 and 2002, respectively.

(h) Depreciation and Amortization of Property and Equipment

     The Company provides for depreciation and amortization of property and equipment under the straight-line method, based on the estimated service lives of the various classes of property. Estimated useful lives are as follows:

Years
Network assets	5-15
Buildings	36
Switching equipment	5-8
Furniture, vehicles, and office equipment	3-5

(i) Debt Issuance Costs

     In connection with the issuance of long-term debt (Note 7), the Company incurred approximately $24,072,000 in deferred financing costs through December 31, 2003. These debt issuance costs were amortized using the effective interest method over the term of the underlying obligation, ranging from eight to ten years. For the years ended December 31, 2003 and 2002, approximately $2,231,000 and $2,752,000, respectively, of amortization of debt issuance costs, including costs related to subsequently retired financings, was included in interest expense. As a

HORIZON PCS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

result of the bankruptcy filing, all cost related to debt issuance balances as of August 15, 2003 were written off. These amounts were expensed to restructuring costs and totaled approximately $18,143,000.

     In October 2004, the senior notes of Horizon PCS Escrow Company became the senior unsecured obligations of Horizon PCS, Inc. (Note 7), and the Company incurred approximately $4,203,000 in associated debt issuance costs. These debt issuance costs are being amortized using the effective interest rate method over 8 years. Accordingly, approximately $131,000 of amortization was included in interest expense for the period October 1, 2004 to December 31, 2004.

(j) Goodwill and Other Intangible Assets

     On January 1, 2002, the Company adopted SFAS No. 142, Goodwill and Other Intangible Assets (Note 4). Pursuant to SFAS No. 142, goodwill and intangible assets determined in fresh-start reporting ,or acquired in a purchase business combination, and determined to have an indefinite useful life are not amortized, but instead tested for impairment at least annually in accordance with the provisions of SFAS No. 142. SFAS No. 142 also requires that intangible assets with estimable useful lives be amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment in accordance with SFAS No. 144, Accounting for Impairment or Disposal of Long-Lived Assets. Prior to January 1, 2002, the Company amortized goodwill on a straight-line basis over a 20-year period. Under SFAS No. 142, the Company ceased amortization of goodwill and conducted an impairment test of the goodwill balance. As of January 1, 2002, the goodwill balance was deemed not to be impaired. However, the December 31, 2002 goodwill balance was deemed impaired and was written off during the fourth quarter of 2002. See Note 4 for further details on the impairment of goodwill.

(k) Impairment of Long-Lived Assets

     Long-lived assets such as property, plant and equipment, and intangibles subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell, and depreciation ceases.

     Goodwill and intangible assets not subject to amortization are tested annually for impairment. An impairment loss is recognized to the extent that the carrying amount exceeds the asset’s fair value (Note 4).

     Horizon PCS was not in compliance with certain covenants contained in its financing documents as of June 30, 2003. This created the need for an impairment assessment of its intangible assets and property and equipment as required by SFAS No. 144. Therefore, Horizon PCS projected future undiscounted cash flows and determined they were insufficient to recover the carrying amounts for the intangible assets and property and equipment. This required Horizon PCS to recognize an impairment loss for the excess of carrying value over fair value. To determine fair value, Horizon PCS performed a valuation utilizing a cost approach adjusted for items such as technological and functional obsolescence as appropriate.

     Horizon PCS determined the carrying value of the intangible assets exceeded the fair value of the assets. As a result, Horizon PCS recorded impairment on the intangible assets of approximately $39,152,000. As a result of the impairment charge, Horizon PCS recorded a tax benefit of $6,031,000 due to the reduction of a deferred tax liability related to the intangibles bringing the net balance to zero. Additionally, Horizon PCS determined the fair market value of the property and equipment was less than the carrying value of the assets. As a result, Horizon PCS recorded an impairment of property and equipment of approximately $34,609,000. These impairment charges are included in depreciation expense in the accompanying consolidated statements of operations.

     As a result of the voluntary bankruptcy filing on August 15, 2003 the Company was required to perform another review of the carrying value of long-lived assets. Horizon hired a third party appraiser to perform this review. The appraiser projected future undiscounted cash flows based on updated information and determined that they were

HORIZON PCS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

sufficient to support the carrying amounts for the property and equipment. Therefore no impairment was required to the long-lived assets at August 15, 2003 and December 31, 2003.

     During 2002, Horizon PCS launched switches in Tennessee and Pennsylvania and disconnected some switching equipment in Chillicothe, Ohio. As a result, approximately $6,200,000 of switching equipment was considered an impaired asset as defined by SFAS No. 144. Accordingly, depreciation expense for the year ended December 31, 2002, includes approximately $3,500,000 in impairment charges related to the impaired assets. The total amount of depreciation recorded through December 31, 2002 on this equipment was approximately $5,600,000. This equipment was sold for book value during 2003.

(l) Derivative Financial Instruments

     The Company utilizes derivative financial instruments to reduce interest rate risk and not for trading or speculative purposes. Interest rate swap agreements are used to hedge the exposure of the variable interest rates of certain notes payable and are designed as cash flow hedges. The interest rate swap agreements involve the periodic exchange of payments without the exchange of the notional amount upon which the payments are based. The related amount payable to or receivable from counter-parties is included as an adjustment to accrued interest. The carrying amount of the interest swap agreements is included in accrued liabilities, with the changes in carrying amounts recorded as an adjustment to other comprehensive income (loss), a component of retained deficit. The Company also formally assesses, both at the hedge’s inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items. When it is determined that a derivative is not highly effective as a hedge or that it has ceased to be a highly effective hedge, the Company discontinues hedge accounting prospectively. The swaps matured in 2003.

(m) Revenue Recognition

     The Company recognizes revenues when persuasive evidence of an arrangement exists, services have been rendered, the price to the buyer is fixed or determinable, and collectibility is reasonably assured. The Company recognizes service revenue from the Company’s subscribers as they use the service. The Company pro-rates monthly subscriber revenue over the billing period and records airtime usage in excess of the pre-subscribed usage plan. The Company’s subscribers pay an activation fee when they initiate service. The Company reduces recorded service revenue for billing adjustments. Effective July 1, 2003, The Company adopted EITF No. 00-21, Accounting for Revenue Arrangements with Multiple Deliverables. This EITF guidance addresses accounting for arrangements that involve multiple revenue-generating activities. In applying this guidance, separate contracts with the same party, entered into at or near the same time, will be presumed to be a bundled transaction, and the consideration will be measured and allocated to the separate units of the arrangement based on their relative fair values. The guidance in EITF 00-21 became effective for revenue arrangements entered into for quarters beginning after June 15, 2003. The Company elected to apply this guidance prospectively from July 1, 2003. Prior to the adoption of EITF 00-21, under the provisions of SAB No. 101, the Company accounted for the sale of its handsets and subsequent service to the customer as a single unit of accounting because the Company’s wireless service is essential to the functionality of the Company’s handsets. Accordingly, the Company deferred all activation fee revenue and its associated direct costs and amortized these revenues and costs over the average life of the Company’s subscribers, which the Company estimates to be 24 months. Under EITF 00-21 The Company no longer needs to consider whether customers can use their handsets without the Company’s wireless service provided to them. Because the Company meets the criteria stipulated in EITF 00-21, the adoption of EITF 00-21 requires the Company to account for the sale of the handset as a separate unit of accounting from the subsequent service to the customer. With the adoption of EITF 00-21, the Company now recognizes activation fee revenue generated from the Company’s retail stores as equipment revenue. In addition, the Company recognizes the portion of the direct activation fee costs related to the handsets sold in the Company’s retail stores. Subsequent to July 1, 2003, the Company has continued to apply the provisions of SAB No. 101 and have deferred and amortized activation fee revenue and costs generated by subscribers activated other than through the Company’s retail stores.

     The Company participates in the Sprint PCS national and regional distribution program in which national retailers such as RadioShack and Best Buy sell Sprint PCS products and services. In order to facilitate the sale of Sprint PCS products and services, national retailers purchase wireless handsets from Sprint for resale and receive

HORIZON PCS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

compensation from Sprint PCS for products and services sold. For industry competitive reasons, Sprint PCS subsidizes the price of these handsets by selling the handsets at a price below cost. Under the Company’s affiliation agreements with Sprint PCS, when a national retailer sells a handset purchased from Sprint PCS to a subscriber in the Company’s territory, the Company is obligated to reimburse Sprint PCS for the handset subsidy that Sprint originally incurred. The national retailers sell Sprint wireless services under the Sprint and Sprint PCS brands and marks. The Company does not receive any revenues from the sale of wireless handsets by national retailers. The Company classifies these Sprint PCS wireless handset subsidy charges as a sales and marketing expense for a wireless handset sale to a new subscriber and classify these subsidies as a cost of service for a wireless handset upgrade to an existing subscriber.

     The Company recognized approximately $19,000 for the period October 1, 2004 to December 31, 2004, $2,560,000 for the period January 1, 2004 to September 30, 2004, $5,182,000 in 2003 and $2,992,000 in 2002 of both activation fee revenue and customer activation expense, and had deferred approximately $279,000 and $3,749,000 of activation fee revenue and direct customer activation expense as of December 31, 2004 and 2003, respectively. In applying fresh-start reporting, the deferred activation revenue and expense were deemed to have a zero value and were eliminated in the fresh-start adjustments.

     A management fee of 8% of collected PCS revenues from Sprint PCS subscribers based in Horizon PCS’ territory is accrued as services are provided, remitted to Sprint PCS and recorded as general and administrative expense. Revenues generated from the sale of handsets and accessories, inbound and outbound Sprint PCS roaming fees, and roaming services provided to Sprint PCS customers who are not based in Horizon PCS’ territory are not subject to the 8% affiliation fee. Expense related to the management fees charged under the agreement was approximately $2,421,000 for the period October 1, 2004 to December 31, 2004, $9,559,000 for the period January 1, 2004 to September 30, 2004, $15,020,000 for the year ended December 31, 2003 and $12,027,000 for the year ended December 31, 2002.

(n) Reorganization items

     Reorganization items relate to income recorded and expenses incurred as a direct result of the Predecessor’s bankruptcy proceeding. These items include employee separations, lease commitments, equipment disposals, professional fees, key employee retention plan payments, amortization of debt issuance fees and warrants, accelerated accretion of the senior notes, and fresh-start adjustments. Reorganization items are displayed separately on the consolidated statements of operations.

(o) Advertising Costs

     Costs related to advertising and other promotional expenditures are expensed as incurred. Advertising and promotional costs totaled approximately $902,000 for the period October 1, 2004 to December 31, 2004, $854,000 for the period January 1, 2004 to September 30, 2004, $3,340,000 in 2003 and $10,632,000 in 2002.

(p) Stock-Based Compensation

     The Successor Company has adopted the provisions of SFAS No. 123 (Revised 2004), Share-Based Payment (“SFAS No. 123R”). Pursuant to SFAS No. 123R, the Company measures the cost of employee services received in exchange for the award of equity instruments based on the fair value of the award as of the date of grant using the Black-Scholes option pricing model. The fair value is recognized in the consolidated statements of operations on a straight-line basis over the expected life of the equity instruments.

     In October 2004, the Successor Company adopted a stock option plan pursuant to which the Company’s board of directors may grant stock options to officers, key employees and certain directors. The new stock option plan authorized grants of options to purchase up to 986,702 shares of authorized but unissued common stock. These stock options have 10 year terms and vest equally in six month increments over three years from the date of grant. Certain option awards provide for accelerated vesting if there is a change in control as defined by the plan.

HORIZON PCS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

     The compensation cost that has been charged against income for the plan was approximately $641,000 for the period October 1, 2004 through December 31, 2004. This compensation cost was based on the fair value of the options.

     The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions for the period ended December 31, 2004:

Successor Company:
Expected Dividend Yield	0.0%
Forfeiture rate	10.0%
Risk-free rate	3.1%
Expected volitility	130.0%
Expected life (in years)	3.0

     A summary of the Successor Company’s option activity under the plan during the period October 1, 2004 through December 31, 2004, is as follows:

Weighted-
Average
		Weighted-	Remaining
	Number of	Average	Contractual	Aggregate
Options	Shares	Exercise Price	Term	Intrinsic Value
Balance as of October 1, 2004	—	$—
Granted	778,381	17.76
Exercised	—	—
Forfeited	—	—

Outstanding as of December 31, 2004	778,381	$17.76	9.81	$4,546,523

     The fair value of options on the November 11, 2004 grant date was approximately $14.31 per share. All options were issued at $17.76 and none were exercisable during the year. As of December 31, 2004, there was approximately $9.4 million of total unrecognized compensation cost related to nonvested share-based compensation arrangements granted under the plan. That cost is expected to be recognized over a weighted-average period of 2.81 years.

     In 1999, the Predecessor Company adopted a stock option plan pursuant to which the board of directors could grant stock options to officers, key employees and certain nonemployees. These stock options were eliminated in the Plan of Reorganization.

     The Predecessor Company applied the intrinsic value-based method of accounting prescribed by Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations including FASB Interpretation No. 44, Accounting for Certain Transactions involving Stock Compensation, an interpretation of APB Opinion No. 25, issued in March 2000, to account for its fixed plan stock options. Under this method, compensation expense was recorded on the date of grant only if the current market price of the underlying stock exceeded the exercise price. SFAS No. 123, Accounting for Stock-Based Compensation, established accounting and disclosure requirements using a fair value-based method of accounting for stock-based employee compensation plans. At the time, as allowed by SFAS No. 123, the Company elected to apply the intrinsic value-based method of accounting, and adopted the disclosure requirements of SFAS No. 148 Accounting for Stock-Based Compensation — Transition and Disclosure — an Amendment of FASB Statement No. 123.

     The Predecessor Company applied APB Opinion No. 25 in accounting for the options granted to officers and key employees, and SFAS No. 123 in accounting for the options granted to certain nonemployees, under its plan. The accompanying consolidated financial statements reflect non-cash compensation charges relating to the Predecessor Company of approximately $145,000 for the period January 1, 2004 through September 30, 2004, and $620,000 and

HORIZON PCS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

$681,000 for the years ended December 31, 2003 and 2002, respectively. These options were cancelled as part of the Plan of Reorganization.

     The following table illustrates the effect on net income (loss) if the fair-value-based method under SFAS No. 123 had been applied to all outstanding and unvested awards in each period.

	Predecessor Company
	January 1, 2004
	Through	Year Ended December 31,
	September 30, 2004	2003	2002
Net income (loss) attributed to common stockholders — as reported	$416,933,788	$(298,466,380)	$(188,704,072)
Add stock-based employee compensation expense included in reported net loss	145,044	619,640	680,749
Deduct total stock-based employee compensation expense determined under fair value base method for all awards, net of related tax effects	(145,010)	(791,141)	(1,150,666)

Pro forma net income (loss) attributed to common stockholders	$416,933,822	$(298,637,881)	$(189,173,989)

     The fair value of options granted during 2002 was estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions for each respective period ended:

Predecessor
Company
Year Ended December
31, 2002
Expected Dividend Yield	0.0%
Risk-free interest rate	5.0%
Expected volitility	95.0%
Expected life (in years)	10.0

     Stock option activity for the Predecessor Company during the periods indicated is as follows:

	Number of	Weighted	Number of	Weighted
	Class A	Average	Class B	Average
	Options	Exercise Price	Options	Exercise Price
Balance as of December 31, 2001	116,971	5.88	4,196,883	0.12
Granted	200,000	5.60	—	—
Exercised	—	—	—	—
Forfeited	—	—	—	—

Balance as of December 31, 2002	316,971	5.70	4,196,883	0.12
Granted	—	—	—	—
Exercised	—	—	(200)	0.12
Forfeited	—	—	(80,709)	0.12

Balance as of December 31, 2003	316,971	5.70	4,115,974	0.12
Eliminated in bankruptcy	(316,971)	5.70	(4,115,974)	0.12
Granted	—	—	—	—
Exercised	—	—	—	—
Forfeited	—	—	—	—

Balance as of September 30, 2004	—	$—	—	$—

(q) Net Loss Per Share

     The Company computes net loss per common share in accordance with SFAS No. 128, Earnings per Share. Basic and diluted net loss per share attributed to common stockholders is computed by dividing net loss attributed to common stockholders for each period by the weighted-average outstanding common shares. No conversion of

HORIZON PCS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

common stock equivalents has been assumed in the calculation since the effect would be antidilutive. As a result, the number of weighted-average outstanding common shares as well as the amount of net loss per share is the same for basic and diluted net loss per share calculations for the period presented. The only items that could potentially dilute earnings per share in the future are common stock options. The common stock options will be included in the diluted earnings per share calculation when dilutive. Net income (loss) per share for periods prior to October 1, 2004 are not shown as the common stock of the Predecessor Company was cancelled as part of the Plan of Reorganization, and therefore are no longer meaningful.

(r) Site Bonuses

     During 2001 and 2000, the Company received $740,000 and $7,220,000, respectively, for site bonuses from SBA, which constructs towers leased by the Company. The Company defers and amortizes the site bonus over the life of the respective lease. For the period January 1, 2004 to September 30, 2004 and for the years 2003 and 2002, the Company recorded approximately $718,000, $957,000 and $941,000, respectively, as a reduction to lease expense. In applying fresh-start reporting, the remaining site bonuses to be amortized were deemed to have zero value, and were eliminated in the fresh-start adjustments.

(s) Postretirement Plans

     The Company sponsored a defined benefit health care plan for substantially all retirees and employees until July 15, 2004. The Company measured the costs of its obligation based on its best estimate. The net periodic costs were recognized as employees rendered the services necessary to earn the postretirement benefits. This benefit was terminated on July 15, 2004.

(t) Income Taxes

     Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

(u) Concentration of Credit Risk

     The Company maintains cash and cash equivalents in an account with a financial institution in excess of the amount insured by the Federal Deposit Insurance Corporation. The financial institution is one of the largest banks in the United States and management does not believe there is significant credit risk associated with deposits in excess of federally insured amounts.

     Restricted cash was invested in short-term government money market funds. The Company did not believe there was significant credit risk associated with the funds as the underlying securities were issued by the U.S. Treasury Department.

     The Company maintains accounts with nationally recognized investment managers. The Federal Deposit Insurance Corporation does not insure such deposits. Management does not believe there is significant credit risk associated with these uninsured deposits.

     Other financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of accounts receivable from subscribers. Management believes the risk is limited due to the number of customers comprising the Company’s customer base and its geographic diversity.

     A significant amount of the Company’s financial transactions result from the Company’s relationship with Sprint. Additionally, Sprint holds approximately four to eleven days of the Company’s subscriber lockbox receipts

HORIZON PCS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

prior to remitting those receipts to the Company weekly. The Company does not record these lockbox receipts until Sprint remits them.

(v) Recent Accounting Pronouncements

     In December 2004, the FASB issued SFAS No. 123 (revised 2004), Share-Based Payment, which replaces SFAS No. 123, Accounting for Stock-Based Compensation and supercedes APB Opinion No. 25, Accounting for Stock Issued to Employees. SFAS No. 123R requires all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on their fair values. The pro forma disclosures previously permitted under SFAS No. 123 no longer will be an alternative to financial statement recognition. SFAS No. 123R has been adopted as discussed in Note 3 and did not have a material effect on our consolidated financial statements.

     In November 2004, the FASB issued SFAS No. 151, Inventory Costs, an amendment of ARB No. 43, Chapter 4. The amendments made by SFAS No. 151 clarify that abnormal amounts of idle facility expense, freight, handling costs, and wasted materials (spoilage) should be recognized as current-period charges and require the allocation of fixed production overheads to inventory based on the normal capacity of the production facilities. SFAS 151 is effective for fiscal years beginning after June 15, 2005. The adoption of SFAS No. 151 is not expected to have a material impact on the Company’s financial position and results of operations.

(w) Reclassifications

     Certain prior year amounts have been reclassified to conform with the 2004 presentation.

(4) Goodwill and Intangible Assets

     On October 1, 2004, the Company recorded intangible assets related to the fair value of owned licensed spectrum, its subscriber base and the Sprint affiliation agreements. The owned licensed spectrum was determined to have an indefinite life as it is expected to be renewed with minimal effort and cost. The subscriber base is being amortized on a straight-line basis over 24 months, which is the estimated average life of a customer. The Sprint affiliation intangible is being amortized over the remaining life of the Sprint affiliation agreements, or 164 months. For the period from October 1, 2004 to December 31, 2004, the Company incurred $8,918,000 of amortization expense. The detail of intangibles as of December 31, 2004, is as follows:

	Amortization	Gross Intangible	Accumulated	Net Intangible
	Period	Value	Amortization	Value
Successor intangible assets:
Owned licensed spectrum	Indefinite	$1,200,000	$—	$1,200,000
Subscriber base	2 years	63,150,750	(7,893,844)	55,256,906
Sprint affiliation	13.67 years	56,000,000	(1,024,390)	54,975,610

		$120,350,750	$(8,918,234)	$111,432,516

     Future amortization for the next five years is as follows:

	Year Ended December 31,
	2005	2006	2007	2008	2009
Subscriber base	$31,575,375	$23,681,531	$—	$—	$—
Sprint affiliation	4,097,561	4,097,561	4,097,561	4,097,561	4,097,561

Total	$35,672,936	$27,779,092	$4,097,561	$4,097,561	$4,097,561

     The value of the owned license spectrum intangible was tested under the requirements of SFAS No. 142 as of December 31, 2004, and was deemed to be unimpaired.

HORIZON PCS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

     During 1999, the Company entered into a joint venture agreement through the purchase of 25.6% of Bright PCS. On June 27, 2000, the Company acquired the remaining 74.4% of Bright PCS. The total purchase price was approximately $49,300,000 and was treated as a purchase method acquisition for accounting purposes. The purchase price exceeded the fair market value of the net assets acquired by approximately $7,778,000. The resulting goodwill was amortized on a straight-line basis over 20 years until December 31, 2001.

     On December 31, 2002, the Company performed the annual valuation assessment of goodwill. This valuation determined that the carrying amount of the goodwill exceeded the fair value of the assets. As a result the Company recorded goodwill impairment of $13,222,180, related to the impairment of goodwill and impact of acquisition-related deferred taxes. The impairment eliminated the entire balance of goodwill as of December 31, 2002. The fair value was measured based on projected discounted future operating cash flows using a discount rate reflecting the Company’s average cost of funds.

     In conjunction with the acquisition of Bright PCS, the Company recognized an intangible asset totaling approximately $33,000,000 related to the licensing agreement. It was being amortized on a straight line basis over 20 years, the initial term of the underlying management agreement. In addition, the Company agreed to grant Sprint warrants to acquire shares of common stock in exchange for the right to service additional PCS markets. These licenses were recorded as an intangible asset of approximately $13,356,000 (Note 12) and were being amortized on a straight line basis over approximately 18 years. In June 2003, Horizon PCS performed an evaluation of both intangible assets under SFAS No. 144.

     Accordingly, the Sprint licenses were deemed impaired, and resulted in the elimination of the entire balance of the Sprint licenses.

(5) Property and Equipment

     Property and equipment consists of the following as of December 31:

	Successor	Predecessor
	Company	Company
	2004	2003
Network assets	$89,174,889	$130,727,556
Switching equipment	26,413,700	64,442,793
Furniture, vehicles, and office equipment	1,322,057	7,891,132
Building	1,680,000	—
Land	470,000	966,689

Property and equipment in service	$119,060,646	$204,028,170
Accumulated depreciation	(16,620,410)	(34,075,900)

Property and equipment in service, net	102,440,236	169,952,270
Construction work in progress	3,818,094	1,835,513

Total property and equipment, net	$106,258,330	$171,787,783

     On October 1, 2004, the Company applied fresh-start reporting, which required the assets and liabilities to be recorded at fair value. Accordingly, the Company wrote down the value of the property, plant and equipment approximately $26.6 million. The value of the property, plant and equipment, along with the intangibles with identifiable useful lives, were tested in accordance with SFAS No. 144 as of December 31, 2004, and were deemed to be unimpaired.

     In June 2004, the Company sold seven retail store leases and related store assets in the Ntelos market, with a net book value of approximately $1.6 million, to Sprint PCS (Note 15).

     During 2003 and 2002, the Company retired certain network assets and replaced them with equipment required to upgrade the network. As a result of these retirements, the Company recorded a loss on disposal of $216,312 and $631,417 for the years ended December 31, 2003 and 2002, respectively.

HORIZON PCS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

     During the first quarter of 2003, Horizon PCS recorded a liability of $22,600 and a cumulative change in accounting principle of $9,570 related to the adoption SFAS No. 143 for potential costs associated with certain asset retirement obligations. The cumulative change in accounting principle is included in “interest income and other, net” on the accompanying statement of operations.

     During the second quarter of 2003, Horizon PCS reduced the book value of the network assets related to an impairment recorded on property and equipment discussed above in Note 3.

(6) Sprint Agreements

     Under the Sprint Agreements, Sprint provides the Company significant support services such as billing, collections, long distance, customer care, network operations support, inventory logistics support, use of the Sprint and Sprint PCS brand names, national advertising, national distribution, and product development. Additionally, the Company derives substantial roaming revenue and expenses when Sprint’s and Sprint’s network partners’ PCS wireless subscribers incur minutes of use in the Company’s territories and when the Company’s subscribers incur minutes of use in Sprint and other Sprint network partners’ PCS territories. These transactions are recorded in roaming revenue, cost of service, cost of equipment, and selling and marketing expense captions in the accompanying consolidated statements of operations. Cost of service and roaming transactions include long distance charges, roaming expense, and the costs of services such as billing, collections, and customer service and other pass-through expenses. Cost of equipment transactions relate to inventory purchased by the Company from Sprint under the Sprint Agreements. Selling and marketing transactions relate to subsidized costs on handsets and commissions paid by the Company under Sprint’s national distribution program. The 8% management fee is included in general and administrative. Amounts recorded relating to the Sprint Agreements are approximately as follows:

	Successor
	Company	Predecessor Company
	October 1, 2004	January 1, 2004
	Through	Through	Year Ended December 31,
	December 31, 2004	September 30, 2004	2003	2002
Roaming revenue	$11,515,778	$37,892,099	$53,223,520	$51,687,545

Cost of service:
Roaming	$7,654,182	$29,212,646	$45,593,205	$40,883,189
Billing and customer care	3,581,131	12,041,770	22,328,999	20,587,070
Long distance	1,535,441	6,513,584	10,810,726	10,469,590

Total cost of service	12,770,754	47,768,000	78,732,930	71,939,849
Selling and marketing	133,777	663,963	970,320	2,566,222
General and administrative:
Management fee	2,420,702	9,559,334	15,020,045	12,027,148

Total expense	$15,325,233	$57,991,297	$94,723,295	$86,533,219

(7) Long-Term Debt

     The components of long-term debt outstanding are as follows:

		Successor	Predecessor
	Interest Rate at	Company	Company
	December 31,	December 31,
	2004	2004	2003
Senior notes	11 3/8%	$125,000,000	$—
Discount notes		—	295,000,000
Senior notes		—	175,000,000
Secured credit facility — term loan A		—	105,000,000
Secured credit facility — term loan B		—	50,000,000

Long-term debt, face value		$125,000,000	$625,000,000
Less:
Debt classified as liability subject to compromise due to bankruptcy filing		—	(625,000,000)

Total long-term debt, net		$125,000,000	$—

HORIZON PCS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

     In the second quarter of 2004, Horizon PCS Escrow Company issued $125.0 million of 11 3/8% senior notes. The net proceeds of the 11 3/8% senior notes offering were restricted and placed in an escrow account until the Company’s emergence on October 1, 2004. On October 1, 2004, the proceeds were used to extinguish the remaining balance of the secured credit facilities.

     We will pay interest on the 11 3/8% senior notes semi-annually on each January 15 and July 15 commencing on January 15, 2005. These senior notes mature on July 15, 2012, and contain restrictive covenants. The Company is in compliance with these covenants as of December 31, 2004.

     The 11 3/8% senior notes are guaranteed by the Company’s existing subsidiaries, Horizon Personal Communications, Inc., and Bright Personal Communications Services, LLC, and will be guaranteed by the Company’s future domestic restricted subsidiaries. The Company has no independent assets or operations apart from its subsidiaries. The guarantees are general unsecured obligations. Each guarantor unconditionally guarantees, jointly and severally, on a senior subordinated basis, the full and punctual payment of principal premium and liquidated damages, if any, and interest on the discount notes when due. There are no significant restrictions on the ability of the Company to obtain funds from its subsidiaries from dividend or loan. If the Company creates or acquires unrestricted subsidiaries and foreign restricted subsidiaries, these subsidiaries need not be guarantors.

     Upon consummation of the Plan of Reorganization on October 1, 2004, Horizon PCS Escrow Company merged with and into Horizon PCS, Inc. The 11 3/8% senior notes became the senior unsecured obligations of Horizon PCS, Inc. and are jointly and severally guaranteed by all of its existing and future domestic restricted subsidiaries. Under the Plan of Reorganization, the 14% discount notes and the 13 3/4% senior notes were cancelled and the holders of the 14% discount notes and 13 3/4% senior notes became equity holders of the reorganized company.

     On December 7, 2001, the Company received $175,000,000 from the issuance of unsecured senior notes (the senior notes) due on June 15, 2011. Interest was paid semi-annually on June 15 and December 15 at an annual rate of 13.75%, with interest payments commencing June 15, 2002. Approximately $48,660,000 of the offering’s proceeds were placed in an escrow account to fund the first four semi-annual interest payments.

     On September 26, 2000, the Company received $149,680,050 from the issuance of $295,000,000 of unsecured senior discount notes due on October 1, 2010 (the discount notes). The discount notes were to accrete in value until October 1, 2005, at a rate of 14% compounded semi-annually. Cash interest on the notes was to be payable on April 1 and October 1 of each year, beginning on April 1, 2006. The discount notes included warrants to purchase 3,805,500 shares of the Company’s class A common stock at $5.88 per share. The warrants represented the right to purchase an aggregate of approximately 4.0% of the issued and outstanding common stock of the Company on a fully diluted basis, assuming the exercise of all outstanding options and warrants to purchase common stock and the conversion of the convertible preferred stock (Note 10) into shares of class A common stock. The proceeds from the issuance of the discount notes were allocated to long-term debt and the value of the warrants ($20,245,000 or $5.32 per share) was allocated to additional paid-in capital. The fair value of the warrants was estimated on the date of the grant using the Black-Scholes option-pricing model with the following weighted average assumptions: expected dividend yield of 0.0%, a risk-free interest rate of 6.5%, expected life of 10 years (equal to the term of the warrants), and a volatility of 95%.

     On September 26, 2000, and concurrent with the issuance of the convertible preferred stock (Note 11) and the discount notes described above, the Company entered into a senior secured credit facility (the secured credit facility) with a group of financial institutions to provide an aggregate commitment, subject to certain conditions, of up to $250,000,000 (including a $95,000,000 line of credit, a $50,000,000 term note and a $105,000,000 term note) expiring on September 30, 2008. The secured credit facility beared interest at various floating rates, which approximated one to six month LIBOR rates plus 400 to 450 basis points. The secured credit facility was collateralized by a perfected security interest in substantially all of the Company’s tangible and intangible current and future assets, including an assignment of the Company’s affiliation agreements with Sprint and a pledge of all of the capital stock of the Company’s subsidiaries. As of December 31, 2003, the outstanding balance on the secured

HORIZON PCS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

credit facility was $155,000,000. The Company paid a commitment fee of 1.375% on the unused portion of the $250,000,000 note through August 14, 2003 when the Company filed for bankruptcy. Amounts recorded relating to this commitment fee expense for the year ended December 31, 2003 and 2002, are as follows:

	Predecessor Company
	2003	2002
Secured credit facility — term loan A	$—	$325,000
Line of credit	821,000	1,324,000

Total commitment fee expense	$821,000	$1,649,000

(8) Income Taxes

     The Company’s provision for income tax expense (benefit) consists of:

	Successor
	Company	Predecessor Company
	October 1, 2004	January 1, 2004
	Through	Through	Year Ended Dec 31,
	December 31, 2004	September 30, 2004	2003	2002
Current	$—	$—	$—	$—
Deferred	—	—	(6,031,000)	—

Tax expense (benefit)	$—	$—	$(6,031,000)	$—

     The reconciliation of the differences between the effective income tax expense (benefit) and the federal income tax expense (benefit) computed at the federal statutory rate of 35% is as follows:

	Successor
	Company	Predecessor Company
	October 1, 2004	January 1, 2004
	Through	Through	Year Ended December 31,
	December 31, 2004	September 30, 2004	2003	2002
Tax at statutory rate applied to pretax
Book loss	$(8,414,617)	$149,474,218	$(102,136,049)	$(61,931,737)
Increase (decrease) in tax from:
State income tax expense (benefit)	(1,071,813)	21,933,435	(13,282,521)	(7,852,928)
Restructuring charges not deductible for tax	911,928	4,045,827	—	—
Goodwill impairment	—	—	—	4,627,740
Nondeductible interest	—	—	9,131,240	2,286,992
Change in valuation allowance	8,574,502	(175,467,480)	99,732,350	62,823,423
Other, net	—	14,000	523,980	46,510

Total tax expense (benefit)	$—	$—	$(6,031,000)	$—

     Deferred income taxes result from temporary differences between the financial reporting and the tax basis amounts of existing assets and liabilities. The source of these differences and tax effect of each are as follows, as of December 31:

	Successor	Predecessor
	Company	Company
	2004	2003
Deferred income tax assets:
Deferred income — site bonuses	$—	$1,939,333
Allowance for doubtful accounts	398,420	736,197
Sprint PCS Licenses — Bright acquisition	3,631,416	4,033,674
Accrued vacation	153,330	186,103
Net operating loss carryforwards	93,958,699	160,746,722
Interest expense	—	50,333,267
Other	1,151,668	13,211,596

Total deferred income tax assets	$99,293,533	$231,186,892

Deferred income tax liabilities:
Property and equipment	$(2,293,348)	$(14,904,884)
Intangible assets	(44,573,006)	—
Capitalized interest	(29,692)	(5,289,232)
Other	(111,539)	(160,076)

HORIZON PCS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	Successor	Predecessor
	Company	Company
	2004	2003
Total deferred income tax liabilities	$(47,007,585)	$(20,354,192)

Deferred income taxes, net	$52,285,948	$210,832,700
Less valuation allowance	(52,285,948)	(210,832,700)

Total deferred income taxes, net	$—	$—

     In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. No benefit for federal income taxes has been recorded for the period ended December 31, 2004, the period ended September 30, 2004 and for the years ended December 31, 2003 and 2002, as the net deferred tax asset generated, primarily related to net operating loss carryforwards, was offset by a full valuation allowance because it is not considered more likely than not that these benefits will be realized due to the Company’s losses since inception.

     The Company realized approximately $187.0 million cancellation of debt, or “COD,” income for income tax purposes as a result of the implementation of the Plan of Reorganization. The difference between the tax COD income of $187.0 million and the book COD income of $321.9 million is a result of the application of the Internal Revenue Code provisions related to high yield debt obligations. Because the Company was a debtor in a bankruptcy case at the time it realized the COD income, it will not be required to include such COD income in its taxable income for federal income tax purposes. Instead, the Company is required to reduce certain of its tax attributes (including NOL carryforwards) by the amount of COD income so excluded. The Company’s net operating loss carryforwards at December 31, 2004 have been adjusted for this impact.

     An “ownership change” (as defined in Internal Revenue Code Section 382 (“Section 382”)) occurred on October 1, 2004, in connection with the emergence from bankruptcy and with respect to the Company’s new stock issued under the Plan of Reorganization. An ownership change generally occurs if certain persons or groups increase their aggregate ownership percentage in a corporation’s stock by more than 50 percentage points in the shorter of any three-year period beginning the day after the day of the last ownership change. Section 382 will limit the Company’s future ability to utilize any remaining NOLs generated before the ownership change and certain subsequently recognized “built-in” losses and deductions, if any, existing as of the date of the ownership change. The Company’s ability to utilize new NOLs arising after the ownership change will not be affected. At December 31, 2004, the Company has net operating loss carryforwards for federal income tax purposes of approximately $217.0 million, which are available to offset future taxable income through 2024. The utilization of such net operating loss carryforwards is limited as a result of the ownership change in connection with the Plan of Reorganization. The amount of this annual limitation is approximately $7.2 million.

(9) Postretirement Benefits

     The post retirement benefit plan was eliminated in July 2004. Therefore, the Company will not record expense in future periods. The $1.4 million liability at the time of the announcement was reversed to benefit expense during the third quarter of 2004.

     Certain employees of the Company participated in the Horizon Telcom’s, the Parent of the Predecessor Company, postretirement plan. The plan was maintained by the Horizon Telcom and the Company was charged based on its employee participation in the plan. The Company applied the accounting and measurement practices prescribed by SFAS No. 106, Employers’ Accounting for Postretirement Benefits Other Than Pensions, and the disclosure requirements of SFAS No. 132, Employers’ Disclosures about Pensions and Other Postretirement Benefits, which superceded the disclosure requirements of SFAS No. 106. As permitted by SFAS No. 106, the Company elected to amortize the accumulated postretirement benefit obligation existing at the date of adoption (the transition obligation) over the estimated remaining service life of employees. The accrued benefit cost was included in other long-term liabilities in the accompanying consolidated balance sheets.

     The plan provided coverage of postretirement medical, prescription drug, telephone service, and life insurance benefits to eligible retirees whose status, at retirement from active employment, qualified for postretirement benefits. Coverage of postretirement benefits was also provided to totally and permanently disabled active employees whose status, at disablement, qualified for postretirement benefits as a retiree from active employment (retired disabled).

HORIZON PCS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Certain eligible retirees were required to contribute toward the cost of coverage under the postretirement health care and telephone service benefits plans. No contribution was required for coverage under the postretirement life insurance benefits plan. Unrecognized prior service cost was being amortized over the estimated remaining service life of employees.

     The funding status of the Company’s participation in the postretirement benefit plan as of December 31, 2004 and 2003 is as follows:

	2004	2003
	(In thousands)
Change in benefit obligation Benefit obligation, beginning of year	$1,403,960	$879,463
Service cost	222,498	370,136
Interest cost	65,811	80,953
Actuarial loss	—	635,671
Effect of curtailment	—	(562,263)
Discontinued post retirement benefits	(1,692,269)	—

Benefit obligation, end of year	$—	$1,403,960

Change in plan assets:
Fair value of plan assets, beginning of year	$—	$—

Employer contributions
Benefits paid
Fair value of plan assets, end of year	$—	$—

Funded status	$—	$(1,403,960)
Unrecognized transition obligation	—	30,888
Unrecognized prior service cost	—	34,252
Unrecognized actuarial (gain) or loss	—	237,810

Accrued benefit cost	$—	$(1,101,010)

Weighted average assumptions at December 31:
Discount rate		6.25%

     The assumed medical benefit cost trend rate used in measuring the accumulated postretirement benefit obligation for the under age 65 retirees and their spouses was 10% in 2003 and 10% in 2002, declining gradually to 5% for all periods presented. For the over 65 retirees and their spouses, the assumed medical benefit cost trend rate was 10% in 2003 and 10% in 2002, declining gradually to 5% for all periods presented. The assumed dental and vision benefit cost was 0 as no employees were receiving these benefits. The telephone service benefit cost trend rate for retirees and their spouses in 2003 and 2002, was estimated at 5% for all future years.

     The following summarizes the components of net periodic benefit costs of the Company’s participation in the postretirement benefit plan for the years ended December 31, 2003:

HORIZON PCS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	Predecessor Company
	2004	2003	2002
	(In thousands)
Components of net periodic benefit
Service cost	$222,498	$370,136	$246,808
Interest cost	65,811	80,953	33,719
Amortization of transition obligation	2,106	4,340	5,435
Amortization of prior service cost	1,647	3,394	4,250
Recognized net actuarial gain (loss)	4,566	19,844	—

Net periodic benefit cost	$296,628	$478,667	$290,212
Curtailment	—	62,841	—
Discontinuation of post retirement benefits	(1,397,638)	—	—

Total expense	$(1,101,010)	$541,508	$290,212

     In May 1999, the Company adopted a defined contribution plan covering certain eligible employees. The plan provides for participants to defer up to 15% of the annual compensation, as defined under the plan, as contributions to the plan. The Company has the option, at the direction of the board of directors, to make a matching contribution to the plan of up to 50% of an employee’s contribution to the plan, limited to a maximum of 3% of the employee’s salary. A matching contribution of approximately $33,000 was recognized for the period October 1, 2004 to December 31, 2004 and $158,000 for the period January 1, 2004 to September 30, 2004. A matching contribution of $305,000 and $361,000 was recognized during 2003 and 2002, respectively.

(10) Redeemable Convertible Preferred Stock

     Prior to the reorganization, the Predecessor Company had authorized 175,000,000 shares of convertible preferred stock at $0.0001 par value. On September 26, 2000, an investor group purchased 23,476,683 shares of convertible preferred stock for approximately $126,500,000 in a private placement offering. Concurrent with the closing, holders of a $14,100,000 short-term convertible note converted the principal and unpaid interest into 2,610,554 shares of the same convertible preferred stock purchased by the investor group. The convertible preferred stock paid a 7.5% stock dividend semi-annually, commencing April 30, 2001. The dividends were payable in additional preferred stock. Through September 30, 2004, the Company paid a cumulative total $35,941,922 of dividends in additional shares of convertible preferred stock. On October 1, 2004, the convertible preferred stock was eliminated under the Plan of Reorganization.

(11) Common Stock

     Under the Plan of Reorganization, the Company has authorized 25,000,000 shares of common stock at $0.0001 par value and 10,000,000 shares of preferred stock at $0.0001 par value. As of December 31, 2004, the Company has issued and outstanding 8,909,568 shares of common stock.

(12) Sprint PCS Warrants

     On May 19, 2000, pursuant to an addendum to its Sprint PCS Management Agreement, Horizon PCS agreed to grant to Sprint warrants to acquire 2,510,460 shares of Horizon PCS’ class A common stock in consideration for additional PCS service areas. The warrants were to be issued to Sprint at the earlier of (i) an initial public offering of Horizon PCS’ common stock or (ii) July 31, 2003. By September 30, 2000, Horizon PCS completed the required purchase of certain Sprint assets. Horizon PCS valued the warrants and recorded an intangible asset of approximately $13,356,000 (based on a price of $5.88 per share, valued using the Black-Scholes pricing model using an expected dividend yield of 0.0%, a risk-free interest rate of 6.5%, expected life of 10 years and a volatility of 95%). The intangible asset was being amortized over the remaining term of the Sprint management agreement resulting in approximately $752,000 of amortization expense per year. The warrants were not issued by July 31, 2003 and were not issued during the Horizon PCS’ bankruptcy proceeding. During 2003, Horizon PCS determined the carrying value of the Sprint licenses exceeded the fair value of the assets. As a result, Horizon PCS recorded an

HORIZON PCS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

impairment of approximately $11,286,000 (Note 4). The Sprint warrants were cancelled in the bankruptcy proceedings.

(13) Disclosures About Fair Value of Financial Instruments

     SFAS No. 107 requires disclosure of the fair value of all financial instruments. For purposes of this disclosure, the fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. Fair value may be based on quoted market prices for the same or similar financial instruments or on valuation techniques such as the present value of estimated future cash flows using a discount rate commensurate with the risks involved.

     The estimates of fair value required under SFAS No. 107 require the application of broad assumptions and estimates. Accordingly, any actual exchange of such financial instruments could occur at values significantly different from the amounts disclosed. As cash and cash equivalents, current receivables, current payables and certain other short-term financial instruments are all short term in nature, their carrying amounts approximate fair value. The carrying values of restricted cash approximate fair value as the investment funds are short-term. The Company’s secured credit facility was based on market-driven rates and, therefore, its carrying value approximated fair value. The fair values of the senior and discount notes, set forth below, were based on market rates for the Company’s notes.

	Fair Value		Recorded Value
December 31, 2004		$140,468,750	$125,000,000
December 31, 2003	$	**	$470,000,000

**	Fair value could not be determined as of December 31, 2003 because the Company was in bankruptcy.

     In the first quarter of 2001, the Company entered into a two-year interest rate swap, effectively fixing $25,000,000 of a term loan under the secured credit facility (Note 7) at a rate of 9.4%. In the third quarter of 2001, the Company entered into a two-year interest rate swap, effectively fixing the remaining $25,000,000 borrowed under the secured credit facility at 7.65%. The swaps were designated as a hedge of a portion of the future variable interest cash flows expected to be paid under the secured credit facility borrowings. Other comprehensive income may fluctuate based on changes in the fair value of the swap instrument. A gain of approximately $395,000 and $443,000 was recorded in other comprehensive income during the years ended December 31, 2003 and 2002, respectively. The Company also recognized a loss of approximately $14,000 and $49,000 as interest income and other in the statement of operations during 2003 and 2002, respectively, related to the ineffectiveness of the hedge. The swaps matured in 2003.

(14) Related Parties

     Horizon Personal Communications, one of the Company’s operating subsidiaries, has entered into a service agreement with Horizon Services, Inc. and a separate services agreement with Horizon Technology, Inc. Horizon Services and Horizon Technology are both wholly owned subsidiaries of Horizon Telcom, Inc., the Company’s largest stockholder prior to the Reorganization. Thomas McKell, a former director and the father of the Company’s CEO, is the President and a director and stockholder of Horizon Telcom. Prior to the effective date of our Plan of Reorganization on October 1, 2004, Horizon Telcom was the majority stockholder of Horizon PCS, Inc.

     Horizon Services provides services to Horizon Personal Communications and Bright PCS including insurance functions, accounting services, computer access and other customer relations, human resources, and other administrative services that the Company would otherwise be required to undertake on its own. These agreements have a term of three years, with the right to renew the agreement for additional one-year terms each year thereafter. The Company has the right to terminate each agreement during its term by providing 90 days’ written notice to Horizon Services. Horizon Services may terminate the agreement prior to its expiration date only in the event that the Company breach its obligations under the services agreement and the Company does not cure the breach within 90 days after the Company receives written notice of breach from Horizon Services. Horizon Services is entitled to the following compensation from the Company for services provided:

HORIZON PCS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

•	direct labor charges at cost; and

•	expenses and costs that are directly attributable to the activities covered by the agreement on a direct allocation basis.

     The agreement provides that Horizon Services’ obligations do not relieve the Company of any of its rights and obligations to its subscribers and to regulatory authorities having jurisdiction over them. Horizon Services received compensation from the Company of approximately $800,000 for the period October 1, 2004 to December 31, 2004, $3.8 million for the period January 1, 2004 to September 30, 2004, $5.4 million in 2003 and $5.2 million in 2002. As of December 31, 2004, the Company had a non-interest bearing payable to Horizon Services of approximately $445,000 and a receivable of approximately $8,000.

     The Company leases its principal office space and the space for certain equipment from The Chillicothe Telephone Company, a former affiliate of ours prior to our emergence from bankruptcy and a wholly-owned subsidiary of Horizon Telcom. Under the lease, the Company paid The Chillicothe Telephone Company $30,000 for the period October 1, 2004 to December 31, 2004, $90,000 for the period January 1, 2004 to September 30, 2004, and $120,000 per year in 2003 and 2002. The Company believes the lease was made on terms no less favorable to the Company than would have been obtained from a non-affiliated third party. The lease term expires in May 2007. As of December 31, 2004, the Company had a payable to The Chillicothe Telephone Company of approximately $40,000, and a receivable of approximately $26,000.

(15) Sprint Transaction

     In August 1999, the Company entered into a wholesale network services agreement with the West Virginia PCS Alliance, L.C. and the Virginia PCS Alliance, L.C. (the Alliances), two related, independent PCS providers whose network is managed by NTELOS. Under the network services agreement, the Alliances provide the Company with the use of and access to key components of their network in most of Horizon PCS’ markets in Virginia and West Virginia. The initial term was through June 8, 2008, with four automatic ten-year renewals.

     On May 12, 2004, the Company executed two related agreements with Sprint PCS, which pertained to the sale of most of its assets in the NTELOS markets to Sprint PCS, the termination of the Company’s contractual relationship with Sprint PCS in the Company’s NTELOS markets in Virginia and West Virginia and the settlement of existing litigation and billing disputes between Sprint PCS and the Company. On June 1, 2004, the Bankruptcy Court approved the transactions and the related agreements. On June 14, 2004, the Bankruptcy Court’s order of approval became final, and on June 15, 2004, the parties closed the Sprint Transaction.

     Under an Asset Purchase Agreement, Sprint PCS paid the Company approximately $33.0 million, net of the Company’s payment of $4.0 million to settle disputed changes, to acquire the Company’s economic interests in approximately 92,500 subscribers in the Company’s NTELOS markets in Virginia and West Virginia. In addition to the subscribers, this transaction also included the Company’s transfer to Sprint PCS of seven retail store leases and related store assets in these markets, with a net book value of approximately $1.6 million. At the closing, Sprint PCS assumed responsibility for the marketing, sales and distribution of Sprint PCS products and services in these areas. Pursuant to a motion with the Bankruptcy Court, the Company rejected the Company’s network service agreement with NTELOS, effective upon the closing of the Sprint Transaction.

     The Company and Sprint also signed a related settlement agreement and mutual release, which resulted in a dismissal of the litigation brought by the Company against Sprint in August 2003 and the settlement of a series of billing disputes raised by the Company since May 2003. In its lawsuit against Sprint, the Company alleged that Sprint PCS had breached the affiliation agreements, generally with respect to amounts billed to the Company under those agreements. The Company also alleged breaches of fiduciary duties, violations of federal and state statutes and other claims. With respect to the billing disputes, the Company had disputed charges for services rendered by Sprint PCS from May 2003 through the date of the settlement agreements. Under the settlement agreement and mutual release, Sprint PCS released the Company from all of its claims for these charges in return for the payment by the Company of $4.0 million, and the Company released all of its claims against Sprint. The settlement also resulted in the Company’s forgiveness of $16.2 million of amounts owed to Sprint, offset by the Company’s forgiveness of $5.5

HORIZON PCS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

million of receivables from Sprint PCS. The net gain of $42.1 million is included in loss (gain) on disposal or sale of PCS assets in the accompanying consolidated statements of operations during the period January 1, 2004 through September 30, 2004.

(16) Commitments and Contingencies

(a) Sprint Fees

     The Successor Company has disputed and withheld from payment approximately $1.2 million of charges from Sprint related to 3G and third party handset returns. These charges have been expensed during 2004 and are accrued in the payable to Sprint as of December 31, 2004.

(b) Operating Leases

     The Company leases office space and various equipment under several operating leases. In addition, the Company has tower lease agreements with third parties whereby the Company leases towers for substantially all of the Company’s cell sites. The tower leases are operating leases which generally have a term of five to ten years with three consecutive five-year renewal option periods.

     The Company also leases space for its retail stores. As of December 31, 2004, the Company leased all of its 10 stores operating throughout its territories.

          The following table summarizes the annual lease payments required under the Company’s existing lease agreements as of December 31, 2004.

December 31
Year:
2005	$14,021,788
2006	9,437,823
2007	4,667,269
2008	3,390,530
2009	2,990,490
Thereafter	2,162,183

Future operating lease obligations	$36,670,083

     Rental expense for all operating leases was approximately $3,946,000 for the period October 1, 2004 to December 31, 2004, $12,413,000 for the period January 1, 2004 to September 30, 2004, $17,168,000 for the year ended December 31, 2003 and $15,241,000 for year ended December 31, 2002.

(c) Legal Matters

     The Company is party to legal claims arising in the normal course of business. Although the ultimate outcome of the claims cannot be ascertained at this time, it is the opinion of management that none of these matters, when resolved, will have a material adverse impact on the Company’s results of operations or financial condition.

(17) Subsequent Event

     On March 17, 2005, the Company entered into an Agreement and Plan of Merger with iPCS, Inc. (“iPCS”), another Sprint PCS Affiliate, pursuant to which the Company will be merged with and into iPCS. Pursuant to the merger, each issued and outstanding share of the Company’s common stock will be converted into 0.7725 shares of common stock of iPCS, subject to adjustments for subsequent issuances of warrants, stock dividends and other similar transactions. Outstanding options of to purchase the Company’s common stock will be converted into options to purchase common stock of iPCS. The new options will have the same terms and conditions as the old options, except that the number of shares of iPCS common stock for which the options may be exercised and the exercise price of such options will be adjusted based upon the exchange ratio. For accounting purposes, iPCS will be the acquirer.

     If the merger is consummated, the board of directors of iPCS will consist of three members of the Company’s board of directors, three members of the board of directors of iPCS and Timothy M. Yager, currently chief executive officer of iPCS.

     The merger is subject to approval by the holders of a majority of the Company’s common stock and approval by the holders of a majority of iPCS common stock. In addition, the merger is subject to the clearance or expiration of the applicable waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 and the satisfaction of other customary closing conditions.

     The merger agreement may be terminated under certain circumstances, including if the Company or iPCS receive and decide to accept an unsolicited, superior offer.

     If the merger is consummated, the senior notes will become the direct obligations of iPCS.

     On March 16, 2005, the Company entered into a new addendum to its affiliation agreements with Sprint PCS. This addendum implemented the “price simplification” provisions of similar addenda which Sprint PCS has entered into with most of the other PCS affiliates of Sprint PCS. Under this simplification, service bureau fees will be charged at a monthly rate per subscriber of $7.00 for 2005 and $6.75 for 2006; cost per gross addition services will be charged at a monthly rate of $22.00 per gross subscriber addition in the Company’s markets. With respect to roaming charges, the addendum establishes a reciprocal roaming rate for voice subscribers within the Sprint network of $0.058 per minute through December 31, 2006. Beginning on January 1, 2007, the reciprocal roaming rate will change annually to equal 90% of Sprint PCS’ retail yield for voice usage from the prior year. With respect to several of its markets in western Pennsylvania and eastern Pennsylvania, the Company receives the benefit of a special reciprocal rate of $0.10 per minute. Under the addendum, this special $0.10 rate will terminate, with respect to each of these two sets of markets, on the earlier of December 31, 2011 or the first day of the calendar month which follows the first calendar quarter during which the Company achieves a subscriber penetration rate of at least 7% of its covered POPs.

     On February 1 2005, the Company entered into an agreement to sell approximately 1,600 subscribers to Sprint for approximately $639,000.

$125,000,000
Exchange Offer

HORIZON PCS, INC.
11 3/8% Senior Notes Due 2012

PROSPECTUS

Dealer Prospectus Delivery Obligation

Until *, 2005, all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20. Indemnification Of Directors And Officers

     The Certificate of Incorporation of Horizon PCS, Inc. (“Horizon PCS”) provides that the liability of the directors of Horizon PCS to Horizon PCS or any of its stockholders for monetary damages arising from acts or omissions occurring in their capacity as directors shall be limited to the fullest extent permitted by the General Corporation Law of the State of Delaware, as amended. This limitation does not apply with respect to any action in which a director would be liable under Section 174 of the General Corporation Law of the State of Delaware nor does it apply with respect to any liability in which a director:

•	breached his duty of loyalty to Horizon PCS or its stockholders;

•	did not act in good faith or, in failing to act, did not act in good faith;

•	acted in a manner involving intentional misconduct or a knowing violation of law or, in failing to act, shall have acted in a manner involving intentional misconduct or a knowing violation of law; or

•	derived an improper personal benefit.

     Horizon PCS’ Certificate of Incorporation provides that Horizon PCS shall indemnify its directors, officers, employees and agents and former directors, officers, employees and agents to the fullest extent permitted by Section 145 of the General Corporation Law of the State of Delaware. Pursuant to the provisions of Section 145 of the General Corporation Law of the State of Delaware, Horizon PCS has the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding (other than an action by or in the right of Horizon PCS) by reason of the fact that he is or was a director, officer, employee or agent of Horizon PCS, against any and all expenses, judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding. The power to indemnify applies only if such person acted in good faith and in a manner he reasonably believed to be in the best interest, or not opposed to the best interest, of Horizon PCS and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.

     The power to indemnify applies to actions brought by or in the right of Horizon PCS as well, but only to the extent of defense and settlement expenses and not to any satisfaction of a judgment or settlement of the claim itself and with the further limitation that in such actions no indemnification shall be made in the event of any adjudication of liability to Horizon PCS unless and only to the extent the court, in its discretion, believes that in light of all the circumstances indemnification should apply.

     The statute further specifically provides that the indemnification authorized thereby shall not be deemed exclusive of any other rights to which any such indemnified party officer or director may be entitled under any bylaws, agreements, vote of stockholders or disinterested directors, or otherwise.

     Horizon PCS maintains directors’ and officers’ liability insurance covering its directors and officers.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling Horizon PCS pursuant to the foregoing provisions, Horizon PCS has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Item 21. Exhibits and Financial Statement Schedules

     (a) Exhibits:

Exhibit
Number	Description
1.2***	Purchase Agreement, dated as of July 8, 2004, by and between Horizon PCS, Inc., Horizon Personal Communications, Inc., Bright Personal Communications Services, LLC and Credit Suisse First Boston Corporation and Lehman Brothers Inc.

2.1***	Asset Purchase Agreement, dated as of May 12, 2004, by and between Horizon PCS, Inc., Horizon Personal Communications, Inc., Bright Personal Communications Services, LLC and Sprint PCS, Inc.

2.2***	Joint Plan of Reorganization of Horizon PCS, Inc., Horizon Personal Communications, Inc. and Bright Personal Communications Services, LLC, dated as of September 20, 2004.

2.3(1)	Agreement and Plan of Merger, dated as of March 17, 2005, by and between iPCS, Inc. and Horizon PCS, Inc. (Incorporated herein by reference to the Current Report on Form 8-K of Horizon PCS, Inc. filed on March 18, 2005).

2.4	Support Agreement, dated as of March 17, 2005, by and among iPCS, Inc., Apollo Investment Fund IV, L.P. and certain of its affiliates (Incorporated by reference to the Current Report on Form 8-K of Horizon PCS, Inc. filed on March 18, 2005).

2.5	Support Agreement, dated as of March 17, 2005, by and among Horizon PCS, Inc. and certain affiliates of American International Group, Inc. (Incorporated by reference to the Current Report on Form 8-K of Horizon PCS, Inc. filed on March 18, 2005).

2.6	Support Agreement, dated as of March 17, 2005, by and among iPCS, Inc., Horizon PCS, Inc. and certain affiliates of Silver Point Capital L.P. (Incorporated by reference to the Current Report on Form 8-K of Horizon PCS, Inc. filed on March 18, 2005).

2.7	Ancillary Agreement, dated as of March 17, 2005, by and among iPCS, Inc., certain affiliates of American International Group, Inc., certain affiliates of Silver Point Capital L.P, Apollo Investment Fund IV, L.P. and certain of its affiliates, and the Timothy M. Yager 2001 Trust (Incorporated by reference to the Current Report on Form 8-K of Horizon PCS, Inc. filed on March 18, 2005).

3.1***	Amended and Restated Certificate of Incorporation of Horizon PCS.

3.2***	Amended and Restated Bylaws of Horizon PCS.

4.2***	Indenture, dated as of July 19, 2004, by and between Horizon PCS, Inc., Horizon Personal Communications, Inc., Bright Personal Communications Services, LLC and U.S. Bank National Association.

4.3***	Registration Rights Agreement, dated as of July 19, 2004, by and between Horizon PCS, Inc., Credit Suisse First Boston Corporation and Lehman Brothers Inc.

4.4***	Registration Rights Agreement, dated as of October 1, 2004, by and between Horizon PCS, Inc., Apollo Investment Fund IV, L.P. and Apollo Overseas Partners IV, L.P.

4.5	Form of Notation of Guarantee (included in Exhibit 4.2).

4.7	Form of Registered Note (included in Exhibit 4.2).

5.1++	Opinion of Arnall Golden Gregory LLP regarding legality of the securities being issued.

10.1***	Employment Agreement, dated as of October 1, 2004, by and between Horizon PCS, Inc. and William A. McKell.

10.1.1	Nonqualified Stock Option Agreement, dated as of October 21, 2004, by and between Horizon PCS, Inc. and William A. McKell (Incorporated herein by reference to the Annual Report on Form 10-K of Horizon PCS, Inc. filed on March 31, 2005).

10.2***	Employment Agreement, dated as of October 1, 2004, by and between Horizon PCS, Inc. and Peter Holland.

10.2.1	Nonqualified Stock Option Agreement, dated as of October 21, 2004, by and between Horizon PCS, Inc. and Peter Holland (Incorporated herein by reference to the Annual Report on Form 10-K of Horizon PCS, Inc. filed on March 31, 2005).

10.3**+	Sprint PCS Management Agreement, dated June 8, 1998, by and between Sprint Spectrum, L.P., SprintCom, Inc. and Horizon Personal Communications, Inc. (includes Addenda I, II and III).

10.3.2	Addendum VI to Sprint PCS Management Agreement, dated as of August 20, 2001, by and between Sprint Spectrum, L.P., SprintCom, Inc. and Horizon Personal Communications, Inc. (incorporated herein by reference to the Current Report on Form 8-K of Horizon PCS, Inc. filed on August 24, 2001).

10.3.3+	Addendum V to Sprint PCS Management Agreement, dated as of June 1, 2001, by and between Sprint Spectrum, L.P., SprintCom, Inc. and Horizon Personal Communications, Inc. (incorporated herein by reference to Exhibit 10.3.1 to the Registration Statement on Form 10-12G/A of Horizon Telcom, Inc. (File No. 000-32617)).

10.3.4	Addendum VII to Sprint PCS Management Agreement, dated as of June 16, 2004, by and between Sprint Spectrum, L.P., SprintCom, Inc. and Horizon Personal Communications, Inc. (Incorporated herein by reference to the Annual Report on Form 10-K of Horizon PCS, Inc. filed on March 31, 2005).

10.3.5***	Addendum VIII to Sprint PCS Management Agreement, dated as of March 16, 2005, among Horizon Personal Communications, Inc., SprintCom, Inc., Sprint Spectrum L.P., WirelessCo, L.P., PhillieCo, L.P., APC PCS, LLC and Sprint Communications Company, L.P.

Exhibit
Number	Description
10.5**	Sprint Trademark and Service Mark License Agreement, dated as of June 8, 1998, by and between Sprint Communications Company, L.P. and Horizon Personal Communications, Inc.

10.6**	Sprint Spectrum Trademark and Service Mark License Agreement, dated as of June 8, 1998, by and between Sprint Spectrum L.P. and Horizon Personal Communications, Inc.

10.7**+	Sprint PCS Management Agreement, dated as of October 13, 1999, by and between Sprint Spectrum, L.P., SprintCom, Inc., Wirelessco, L.P. and Bright Personal Communications Services, LLC.

10.7.1***	Addendum IV to Sprint PCS Management Agreement, dated as of March 16, 2005, by and between Sprint Spectrum L.P., Sprint Communications Company, L.P. and Bright Personal Communications Services, LLC.

10.8**+	Sprint PCS Services Agreement, dated as of October 13, 1999, by and between Sprint Spectrum, L.P. and Bright Personal Communications Services, LLC.

10.9**	Sprint Trademark and Service Mark License Agreement, dated as of October 13, 1999, by and between Sprint Communications Company, L.P. and Bright Personal Communications Services, LLC.

10.10**	Sprint Spectrum Trademark and Service Mark License Agreement, dated as of October 13, 1999, between Sprint Spectrum, L.P. and Bright Personal Communications Services, LLC.

10.11	Employment Agreement, dated as of October 1, 2004, by and between Horizon PCS, Inc. and Alan G. Morse (Incorporated herein by reference to the Annual Report on Form 10-K of Horizon PCS, Inc. filed on March 31, 2005).

10.11.1	Nonqualified Stock Option Agreement, dated as of October 21, 2004, by and between Horizon PCS, Inc. and Alan G. Morse (Incorporated herein by reference to the Annual Report on Form 10-K of Horizon PCS, Inc. filed on March 31, 2005).

10.12***	Employment Agreement, dated as of October 1, 2004, by and between Horizon PCS, Inc. and Monesa S. Skocik.

10.12.1	Nonqualified Stock Option Agreement, dated as of October 21, 2004, by and between Horizon PCS, Inc. and Monesa Skocik (Incorporated herein by reference to the Annual Report on Form 10-K of Horizon PCS, Inc. filed on March 31, 2005).

10.13	Form of Nonqualified Stock Option Agreement for Non-Employee Directors under the Horizon PCS, Inc. 2004 Stock Incentive Plan (Incorporated herein by reference to the Annual Report on Form 10-K of Horizon PCS, Inc. filed on March 31, 2005).

10.14***	Settlement Agreement and Mutual Release, dated as of March 16, 2005, by and between Sprint Spectrum L.P., SprintCom, Inc., WirelessCo, L.P., PhillieCo, L.P., APC PCS, LLC, Sprint Communications Company L.P., Horizon Personal Communications, Inc. Bright Personal Communications Services, LLC and Horizon PCS, Inc.

10.16	Horizon PCS, Inc. 2004 Stock Incentive Plan (Incorporated herein by reference to the Annual Report on Form 10-K of Horizon PCS, Inc. filed on March 31, 2005).

10.26**+	Site Development Agreement, dated as of August 17, 1999, by and between Horizon Personal Communications, Inc. and SBA Towers, Inc.

10.27**+	Master Site Agreement, dated as of July 1999, by and between SBA Towers, Inc. and Horizon Personal Communications, Inc.

10.27.1***	Settlement and Assumption Agreement and Release, dated as of August 31, 2004, by and between Horizon PCS, Inc., Horizon Personal Communications, Inc., Bright Personal Communications Services, LLC, SBA Broadband, Inc., SBA Network Services, Inc., SBA Sites, Inc. and SBA Towers, Inc.

10.28**+	Master Design Build Agreement, dated as of August 17, 1999, by and between Horizon Personal Communications, Inc. and SBA Towers, Inc.

10.29**+	Master Site Agreement, dated as of October 1, 1999, by and between SBA Towers, Inc. and Bright Personal Communications Services, LLC.

10.30**+	Master Design Build Agreement, dated as of October 1, 1999, by and between Bright Personal Communications Services, LLC and SBA Towers, Inc.

10.31**	Services Agreement, dated as of May 1, 2000, by and between Horizon Personal Communication, Inc. and Horizon Services, Inc.

10.32**	Lease Agreement, dated as of May 1, 2000, by and between Chillicothe Telephone Company and Horizon Personal Communications, Inc.

Exhibit
Number	Description
10.33**	Services Agreement, dated as of May 1, 2000, by and between Horizon Personal Communications, Inc. and United Communications, Inc.

10.34***	Settlement Agreement and Mutual Release, dated as of May 12, 2004, by and among Sprint PCS, Inc., Horizon PCS, Inc., Horizon Personal Communications, Inc. and Bright Personal Communications Services, LLC.

10.35***	Settlement Agreement, dated as of June 5, 2004, by and among Horizon Personal Communications, Inc., Horizon PCS, Inc., Virginia PCS Alliance, L.C. and West Virginia PCS Alliance, L.C.

10.36++	Letter Agreement regarding Internal Revenue Code Section 280G dated March 16, 2005 between Horizon PCS, Inc. and William A. McKell.

10.37++	Letter Agreement regarding Internal Revenue Code Section 280G dated March 16, 2005 between Horizon PCS, Inc. and Peter M. Holland.

10.38++	Letter Agreement regarding Internal Revenue Code Section 280G dated March 16, 2005 between Horizon PCS, Inc. and Monesa Skocik.

10.39++	Letter Agreement regarding Internal Revenue Code Section 280G dated March 16, 2005 between Horizon PCS, Inc. and Michael Derringer.

12.1***	Statement Re: Computation of Ratios.

21.1***	Subsidiaries of Horizon.

23.1++	Consent of KPMG LLP.

23.2	Consent of Arnall Golden Gregory LLP (contained in legal opinion filed as Exhibit 5.1).

24.1	Powers of Attorney (contained in signature pages to Registration Statement filed on March 17, 2005).

25.1***	Statement of Eligibility of Trustee.

99.1***	Form of Letter of Transmittal with respect to Exchange Offer.

99.2***	Form of Notice of Guaranteed Delivery.

99.3***	Form of Tender Instruction Letters.

*	incorporated by reference to the same exhibit number previously filed with the Registration Statement on Form S-1 of the Registrant (File No. 333-51240).

**	incorporated by reference to the same exhibit number previously filed with the Registration Statement on Form S-4 of the Registrant (File No. 333-51238).

***	Previously filed.

(1)	In accordance with Item 601(b)(2) of Regulation S-K, the schedules have been omitted and a list briefly describing the schedules is at the end of the Exhibit. The Registrant will furnish supplementally a copy of any omitted schedule to the commission upon request.

+	The Registrant has been granted confidential treatment for certain portions of this exhibit pursuant to Rule 406 promulgated under the Securities Act of 1933, as amended.

++	Filed herewith.

(b)	Financial Statement Schedules

None.

(c)	Not applicable.

ITEM 22. UNDERTAKINGS

     1. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     2. The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to items 4, 10(b), 11 or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

     3. The undersigned hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in this registration statement when it became effective.

SIGNATURES

          Pursuant to the requirements of the Securities Act of 1933, the registrant and each of the co-registrants has duly caused this Amendment No. 1 to this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Chillicothe, State of Ohio, on this 28th day of April, 2005.

HORIZON PCS, INC.

By:	/s/ Peter M. Holland
Peter M. Holland
Chief Financial Officer

BRIGHT PERSONAL COMMUNICATION SERVICES, LLC

By:	/s/ Peter M. Holland
Peter M. Holland
Chief Financial Officer

HORIZON PERSONAL COMMUNICATIONS, INC.

By:	/s/ Peter M. Holland
Peter M. Holland
Chief Financial Officer

POWER OF ATTORNEY

     Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 1 to the Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Name	Title	Date

*	Director, President and Chief Executive Officer (Principal Executive Officer) (Horizon PCS, Inc.; Horizon Personal Communications, Inc.; and Bright Personal Communications Services, LLC)	April 28, 2005
William A. McKell

/s/ Peter M. Holland	Director and Chief Financial Officer (Principal Financial and Accounting Officer) (Horizon PCS, Inc.; Horizon Personal Communications, Inc.; and Bright Personal Communications Services, LLC)	April 28, 2005
Peter M. Holland

*	Director	April 28, 2005
Lawrence Askowitz	(Horizon PCS, Inc.)

*	Director	April 28, 2005
Timothy G. Biltz	(Horizon PCS, Inc.)

*	Director	April 28, 2005
Anthony Civale	(Horizon PCS, Inc.)

*	Director	April 28, 2005
Jeffrey W. Jones	(Horizon PCS, Inc.)

*	Director	April 28, 2005
Robert A. Katz	(Horizon PCS, Inc.; Horizon Personal Communications, Inc.; and Bright Personal Communications Services, LLC)

* By: /s/ Peter M. Holland	Attorney-in-Fact	April 28, 2005
Peter M. Holland